As filed with the Securities and Exchange Commission on December 11, 2006
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Solarfun Power Holdings Co., Ltd.
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	3674 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)
666 Linyang Road
Qidong, Jiangsu Province 226200
People’s Republic of China
(86-513) 8330-7688
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8940
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alan Seem Shearman & Sterling LLP 12th Floor East Tower, Twin Towers B-12 Jianguomenwai Dajie Beijing 100022, People’s Republic of China (86-10) 5922-8000	William Y. Chua Sullivan & Cromwell LLP 28th Floor Nine Queen’s Road Central Hong Kong (852) 2826-8688

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.    ☐
CALCULATION OF REGISTRATION FEE

	Proposed Maximum Aggregate	Amount of
Title of Each Class of Securities to Be Registered	Offering Price(1)	Registration Fee

Ordinary shares, par value US$0.0001 per share(2)(3)	US$186,300,000	US$19,934

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)	Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes ordinary shares that may be purchased by the underwriters pursuant to an option to purchase additional ADSs. The ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333- ). Each American depositary share represents five ordinary shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated December 11, 2006.
Solarfun Power Holdings Co., Ltd.
12,000,000 American Depositary Shares
Representing
60,000,000 Ordinary Shares

       Solarfun Power Holdings Co., Ltd., or Solarfun, is offering 12,000,000 American depositary shares, or ADSs. Each ADS represents five ordinary shares, par value US$0.0001 per share, of Solarfun. The ADSs are evidenced by American depositary receipts, or ADRs.
       Prior to this offering, there has been no public market for our ADSs or our ordinary shares. It is currently estimated that the initial public offering price per ADS will be between US$11.50 and US$13.50. An application has been made to have our ADSs quoted on the Nasdaq Global Market under the symbol “SOLF.”
       See “Risk Factors” beginning on page 13 to read about risks you should consider before buying our ADSs.

       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total

Initial public offering price	US$	US$
Underwriting discount	US$	US$
Proceeds, before expenses, to Solarfun	US$	US$
Proceeds, before expenses, to the selling shareholders	US$	US$
       To the extent that the underwriters sell more than 12,000,000 ADSs, the underwriters have an option to purchase up to an additional 1,800,000 ADSs from the selling shareholders at the initial public offering price less the underwriting discount.

       The underwriters expect to deliver the ADSs evidenced by the ADRs against payment in U.S. dollars in New York, New York on                     , 2006.
Goldman Sachs (Asia) L.L.C.

CIBC World Markets

Prospectus dated                     , 2006

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs.
Our Business

We are an established manufacturer of both photovoltaic, or PV, cells and PV modules in China. We manufacture and sell a variety of PV cells and PV modules using advanced manufacturing process technologies that have helped us to rapidly increase our operational efficiency. All of our PV modules are currently produced using PV cells manufactured at our own facilities. We sell our products both directly to system integrators and through third party distributors. We also provide PV cell processing services for some of our silicon suppliers. We conduct our business in China through our operating subsidiary, Jiangsu Linyang Solarfun Co., Ltd., or Linyang China. In addition, we recently incorporated Shanghai Linyang Solar Technology Co., Ltd., or Shanghai Linyang, to provide system integration services in China whereby we tailor our PV products for specific customers’ needs and link them with the end-use devices that require solar power. In November 2006, Shanghai Linyang won a competitive bid to provide a substantial majority of the PV modules to be used in a 1 MW solar power plant in Shanghai. Shanghai Linyang is still in the process of negotiating the final agreement relating to this project.

Since our first PV cell production line became operational in November 2005, we have increased the average daily output of each of our monocrystalline PV cell production lines to 26,000 cells for the month ended September 30, 2006, improved the conversion efficiency of our monocrystalline PV cells to 16.8%, and reduced monocrystalline PV cell thickness to 200 microns and the average cell breakage rate to 2.7%.

We currently operate two PV cell production lines, each with 30 MW of annual manufacturing capacity. We commenced commercial production on these lines in November 2005 and September 2006, respectively. In order to meet the fast-growing market demands for solar products, we plan to significantly expand our PV cell manufacturing capacity over the next several years. We expect that, by the end of 2006, the aggregate annual manufacturing capacity of our PV cell production lines that are completed or under construction will reach 120 MW. In addition, we plan to achieve an aggregate annual manufacturing capacity of 240 MW by the end of 2007 and 360 MW by the end of 2008.

We increased our annual PV module manufacturing capacity to 60 MW in October 2006, and plan to achieve an aggregate annual manufacturing capacity of 80 MW by the end of 2006, 180 MW by the end of 2007 and 300 MW by the end of 2008. In addition, we established Sichuan Leshan Jiayang New Energy Co., Ltd., or Sichuan Jiayang, in April 2006, to increase our PV module production capacity and capture potential system integration opportunities in western China. Sichuan Jiayang’s 10 MW of PV module assembly capacity became operational in June 2006 and we expect to increase this capacity to 20 MW by the end of 2007 and 60 MW by the end of 2008. As part of our expansion plans, we also ordered the equipment for a new 15 MW automatic “building integrated” PV production line in May 2006, which is expected to become operational by early 2007. A “building integrated” PV system integrates PV modules into the core structure of a building’s roof or facade.

We have experienced significant revenue and earnings growth since our establishment in August 2004. Our net revenue and net income were RMB166.2 million (US$21.0 million) and RMB14.4 million (US$1.8 million), respectively, in 2005. Our net revenue was RMB386.2 million (US$48.9 million) in the first nine months of 2006, compared to RMB86.5 million in the first nine months of 2005. We had net income of RMB72.9 million (US$9.2 million) in the nine months ended September 30, 2006, compared to RMB4.2 million in the same period in 2005.

Industry Background
       The PV industry has experienced significant growth since the beginning of this decade. According to Solarbuzz, an independent solar energy research firm, the global PV market increased from 345 MW in 2001 to 1,460 MW in 2005 in terms of total annual PV installations, representing a compound annual growth rate of 43.4%. The PV industry revenue increased from US$7 billion in 2004 to US$9.8 billion in 2005. Moreover, cumulative installed PV electricity generating capacity expanded by 39% in 2005 and currently exceeds 5 GW worldwide, while investment in new plants to manufacture PV cells exceeded US$1 billion in 2005. According to Solarbuzz, annual PV installations are expected to increase to 3.9 GW, and PV industry revenue is expected to increase to US$23.1 billion, in 2010.
       The PV cell production industry is currently dominated by a small number of manufacturers. According to Solarbuzz, the top ten PV cell manufacturers accounted for 74% of the total PV cells produced worldwide in 2005.
       We believe that rising energy demand, the increasing scarcity of traditional energy resources coupled with rising prices, the growing adoption of government incentives for solar energy due to increasing environmental awareness, and the decreasing production costs of solar energy will continue to drive the growth of the solar industry.
Our Competitive Strengths
       We believe the following strengths enable us to capture opportunities in the rapidly growing PV industry and compete effectively in the PV market in China and internationally:

•	strong execution capability demonstrated by significant and rapid operational and financial achievements in a competitive market;

•	extensive industry relationships and scalable manufacturing capacity to support our manufacturing expansion plans;

•	operational cost advantages achieved through efficient utilization of management, engineering, labor and manufacturing resources in China;

•	industry experience to support our development of downstream business opportunities in China;

•	research and development capabilities that leverage both third party collaborations and internal resources; and

•	entrepreneurial management with extensive industry contacts and strong track record of successful execution.
Our Strategies
       Our long-term goal is to become a leading global PV cell and module manufacturer and to leverage our core strengths to become an innovator and an important player in the downstream PV markets, particularly in China. To achieve this goal, we plan to implement the following specific strategies:

•	continue to expand manufacturing capacity and reduce operational costs to achieve greater economies of scale;

•	increase investments for research and development activities, enhance production process technologies and develop next generation products through continuous innovation;

•	diversify our product and service offerings and expand our business in downstream markets;

•	secure long-term supplies of silicon;

•	broaden our geographical revenue base, and build and enhance brand recognition both domestically and internationally; and

•	strengthen and grow our management and research and development teams through training and professional development and recruitment of personnel with international experience.
Our Challenges
       We believe that the following are some of the major risks and uncertainties that may materially affect our business, financial condition, results of operations and prospects:

•	our inability to significantly increase our manufacturing capacity and output, to make strategic investments or acquisitions or to establish strategic alliances;

•	our failure to obtain silicon wafers, our primary raw material, in sufficient quantities or at acceptable prices;

•	intense competition from both conventional and alternative energy sources and technologies;

•	the reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications;

•	our inability to further refine our technology and develop and introduce new products; and

•	limited adoption of PV technology and insufficient demand for PV products.
Corporate Structure
       We commenced operations through Linyang China in August 2004. Linyang China was a 68%-owned subsidiary of Jiangsu Linyang Electronics Co., Ltd., or Linyang Electronics, at the time of its establishment on August 27, 2004. Linyang Electronics is one of the leading electricity-measuring instrument manufacturers in China. In anticipation of our initial public offering, we incorporated Solarfun Power Holdings Co., Ltd., or Solarfun, in the Cayman Islands on May 12, 2006 as our listing vehicle. To enable us to raise equity capital from investors outside of China, we established a holding company structure by incorporating Linyang Solar Power Investment Holding Ltd., or Linyang BVI, in the British Virgin Islands on May 17, 2006. Linyang BVI is wholly owned by Solarfun. Linyang BVI purchased all of the equity interests in Linyang China on June 2, 2006. In March and April 2006, we established two majority-owned subsidiaries in China, Shanghai Linyang and Sichuan Jiayang, respectively, to expand our business into new markets and sectors.
       In June and August 2006, we issued in a private placement an aggregate of 79,644,754 series A convertible preference shares to Citigroup Venture Capital International Growth Partnership, L.P., Citigroup Venture Capital International Co-investment, L.P., Hony Capital II, L.P., LC Fund III, L.P., Good Energies Investments Limited and two individual investors. The proceeds we received from this transaction, before deduction of transaction expenses, were US$53 million.

       The diagram below sets forth the entities directly or indirectly controlled by us following our restructuring, which was completed on June 27, 2006:

(1)	The other shareholders of Shanghai Linyang Solar Technology Co., Ltd. are three individuals: Mr. Yongliang Gu, Mr. Rongqiang Cui, and Mr. Cui’s spouse. Mr. Gu and Mr. Cui are our shareholders.

(2)	The other shareholders of Sichuan Leshan Jiayang New Energy Co., Ltd., or Sichuan Jiayang, are Sichuan Jianengjia Electric Power Co., Ltd., or Sichuan Jianengjia, which holds a 30% equity interest, and a member of Sichuan Jiayang’s management team, Mr. Wei Gu, who holds a 15% equity interest on behalf of Mr. Yonghua Lu, our chairman and chief executive officer, pursuant to an entrustment agreement entered into in November 2006. Under this entrustment agreement, Mr. Lu provided RMB3.0 million (US$0.4 million) to Mr. Gu to acquire the 15% equity interest in Sichuan Jiayang. Under the entrustment agreement, all the rights enjoyed by Mr. Gu as the holder of record of the 15% equity interest in Sichuan Jiayang, including economic rights, belong to Mr. Lu. Mr. Gu may only exercise rights relating to this equity interest in Sichuan Jiayang, such as voting and transfer rights, pursuant to written instructions from Mr. Lu. Mr. Lu also has the right to transfer all or a portion of the 15% equity interest to the management of Sichuan Jiayang or other third parties. This entrustment arrangement was originally contemplated at the time of establishment of Sichuan Jiayang, but was not formalized in writing until November 2006, and was meant to serve as a transitional step in advance of potentially fully transferring these equity interests to Mr. Gu and other members of Sichuan Jiayang’s management team as performance incentives.
Corporate Information
       Our principal executive offices are located at 666 Linyang Road, Qidong, Jiangsu Province, 226200, People’s Republic of China. Our telephone number at this address is (86-513) 8330-7688 and our fax number is (86-513) 8311-0367. Our registered office in the Cayman Islands is at the offices of M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.
       Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.solarfun.com.cn. The information contained on our website does not constitute a part of this prospectus. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

CONVENTIONS THAT APPLY TO THIS PROSPECTUS
       Unless otherwise indicated, references in this prospectus to:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents five ordinary shares;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“conversion efficiency” are to the ability of photovoltaic, or PV, products to convert sunlight into electricity, and “conversion efficiency rates” are commonly used in the PV industry to measure the percentage of light energy from the sun that is actually converted into electricity;

•	“cost per watt” and “price per watt” are to the method by which the cost and price of PV products, respectively, are commonly measured in the PV industry. A PV product is priced based on the number of watts of electricity it can generate;

•	“GW” are to gigawatt, representing 1,000,000,000 watts, a unit of power-generating capacity or consumption;

•	“MW” are to megawatt, representing 1,000,000 watts, a unit of power-generating capacity or consumption. In this prospectus, it is assumed that, based on a yield rate of 95%, 420,000 125mm x 125mm or 280,000 156mm x 156mm silicon wafers are required to produce PV products capable of generating 1 MW, that each 125mm x 125mm and 156mm x 156mm PV cell generates 2.4 W and 3.7 W of power, respectively, and that each PV module contains 72 PV cells;

•	“off-grid system” are to the PV system that operates on a stand-alone basis to provide electricity independent of an electricity transmission grid;

•	“on-grid system” are to the PV system that is connected to an electricity transmission grid and feeds electricity into the electricity transmission grid;

•	“PV” are to photovoltaic. The photovoltaic effect is a process by which sunlight is converted into electricity;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“series A convertible preference shares” are to our series A convertible preference shares, par value US$0.0001 per share;

•	“shares” or “ordinary shares” are to our ordinary shares, par value US$0.0001 per share;

•	“thin film technology” are to the PV technology that involves depositing several thin layers of silicon or more complex materials on a substrate such as glass to make a PV cell; and

•	“US$” and “U.S. dollars” are to the legal currency of the United States.
       References in this prospectus to our annual manufacturing capacity assume 24 hours of operation per day for 350 days per year.
       Unless the context indicates otherwise, “we,” “us,” “our company” and “our” refer to Solarfun Power Holdings Co., Ltd., its predecessor entities and its consolidated subsidiaries.

       Unless otherwise indicated, information in this prospectus assumes that the underwriters do not exercise their option to purchase additional ADSs.
       This prospectus contains translations of certain Renminbi amounts into U.S. dollars at specified rates. All translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at the noon buying rate in effect on September 29, 2006, which was RMB7.9040 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Risk Factors — Risks Related to Our Company and Our Industry — Fluctuations in exchange rates could adversely affect our business as well as result in foreign currency exchange losses.” On December 11, 2006, the noon buying rate was RMB7.8340 to US$1.00.

THE OFFERING

Price per ADS	We currently estimate that the initial public offering price will be between US$11.50 and US$13.50 per ADS.

This offering:

ADSs offered by us	12,000,000 ADSs

Total	12,000,000 ADSs

ADSs outstanding immediately after this offering	12,000,000 ADSs (or 13,800,000 ADSs if the underwriters exercise the option to purchase additional ADSs in full).

Ordinary shares outstanding immediately after this offering	239,994,754 ordinary shares, after giving effect to the conversion of our series A convertible preference shares, but excluding 8,012,998 ordinary shares issuable upon the exercise of outstanding share options and an additional 2,786,687 ordinary shares reserved for issuance under our 2006 equity incentive plan.

Option to purchase additional ADSs	The selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions.

ADSs	Each ADS represents five ordinary shares, par value US$0.0001 per ordinary share. All non-Direct Registration System ADSs will be evidenced by American depositary receipts.

The depositary will be the holder of the ordinary shares underlying the ADSs and you will have the rights of an ADR holder as provided in the deposit agreement among us, the depositary and owners and holders of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Timing and settlement for ADSs	The ADSs are expected to be delivered against payment on , 2006. The ordinary shares underlying the ADSs will be deposited with The Bank of New York’s custodian and will be registered in the name of The Bank of New York or its nominee. The Depository Trust Company, or DTC, and its direct and indirect participants, will maintain records that will show the beneficial interests in the ADSs and facilitate any transfer of the beneficial interests.

Use of proceeds	We estimate that we will receive net proceeds of approximately US$134.8 million from this offering, after deducting the underwriter discounts, commissions and estimated offering expenses payable by us. We intend to use the net proceeds we will receive from this offering primarily for the following purposes:

• approximately US$50 million to purchase or prepay for raw materials;

• approximately US$40 million to expand our manufacturing capacity; and

• approximately US$10 million to invest in our research and development activities.

We intend to use the remaining proceeds for other general corporate purposes and for the potential acquisition of, or investments in, businesses and technologies that we believe will complement our current operations and our expansion strategies. See “Use of Proceeds” for additional information.

We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks you should carefully consider before deciding to invest in our ADSs.

Listing	We have applied to have the ADSs quoted on the Nasdaq Global Market. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

Nasdaq Global Market symbol	“SOLF”

Depositary	The Bank of New York.

Lock-up	We, our directors and executive officers and all of our shareholders, including the selling shareholders, have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See “Underwriting.” Under the registration rights agreement entered into in connection with our placement of series A convertible preference shares, each of our shareholders other than the holders of the series A convertible preference shares has agreed, for a period of 12 months after completion of this offering, not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities. In addition, Mr. Yonghua Lu, our chairman and chief executive officer, and Mr. Hanfei Wang, our chief operating officer, have agreed with us not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a lock-up period of three years after completion of this offering. Other ordinary shareholders have agreed not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of one year after completion of this offering, and are subject to further restrictions on sales, transfers, or dispositions of such securities for a period of either two or three years following the initial one-year lock-up period.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
       The following summary consolidated financial data have been derived from our consolidated financial statements included elsewhere in this prospectus. Our consolidated statements of operations for the period from August 27, 2004 (inception) to December 31, 2004, the year ended December 31, 2005 and the nine months ended September 30, 2006 and our consolidated balance sheets as of December 31, 2004, 2005 and September 30, 2006 have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm. The report of Ernst & Young Hua Ming on those consolidated financial statements is included elsewhere in this prospectus, and the summary consolidated financial information for those periods and as of those dates are qualified by reference to those financial statements and that report, and should be read in conjunction with them and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary consolidated statement of operations data for the nine months ended September 30, 2005 has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus, which have been prepared on the same basis as our audited consolidated financial statements and contain normal recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the results for such unaudited periods. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	Period From
	August 27, 2004
	(Inception) to			Nine Months Ended September 30,
	December 31,	Year Ended
	2004	December 31, 2005		2005	2006		2006

	(RMB)	(RMB)	(US$)	(RMB)	(RMB)		(US$)
				(unaudited)
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data
Net revenue	—	166,178	21,024	86,484	386,239		48,866
Cost of revenue	—	(139,903)	(17,700)	(75,627)	(267,429)		(33,834)
Gross profit	—	26,275	3,324	10,857	118,810		15,032
Operating expenses	(629)	(10,120)	(1,280)	(5,779)	(40,331	) (1)	(5,102)
Operating profit (loss)	(629)	16,155	2,044	5,078	78,479		9,930
Net income (loss)	(607)	14,410	1,823	4,227	72,871		9,220

Net income (loss) attributable to ordinary shares	(607)	14,410	1,823	4,227	69,195		8,754

Earnings per share — basic and diluted
— Basic	(0.01)	0.26	0.03	0.08	0.69		0.09
— Diluted	(0.01)	0.22	0.03	0.07	0.55		0.07
Share used in computation
— Basic earnings (loss) per share	51,994,399	54,511,540	54,511,540	51,994,399	100,350,000		100,350,000
— Diluted earnings (loss) per share	51,994,399	66,366,469	66,366,469	58,178,291	131,624,178		131,624,178
Pro forma net income per share
— Basic		0.11	0.01		0.40		0.05
— Diluted		0.09	0.01		0.37		0.05
Shares used in computation
— Basic		134,156,294	134,156,294		179,994,754		179,994,754
— Diluted		160,296,813	160,296,813		195,923,705		195,923,705

(1)	In the nine months ended September 30, 2006, we recorded a share compensation charge of RMB10.3 million (US$1.3 million), which related to a sale of our ordinary shares to Linyang Electronics, a company controlled by our chairman and chief executive officer, at less than fair market value by other shareholders of our company and a share compensation charge of RMB12.1 million (US$1.5 million) as a result of the issuance of series A convertible preference shares to Good Energies Investments Limited.

	Period From
	August 27, 2004			Nine Months Ended September 30,
	(Inception) to	Year Ended
	December 31, 2004	December 31, 2005		2005	2006		2006

	(RMB)	(RMB)	(US$)	(RMB)	(RMB)		(US$)
				(unaudited)
	(in thousands, except margin and other operating data)
Other Financial Data
Gross margin	—	15.8%		12.6%	30.8%
Operating margin	—	9.7%		5.9%	20.3	% (1)
Net margin	—	8.7%		4.9%	18.9	% (1)
Net cash from (used in)
operating activities	(8,180)	(76,582)	(9,688)	(76,194)	(414,929)		(52,497)
Capital expenditures	(295)	(37,464)	(4,740)	(19,167)	(95,355)		(12,064)
Other Operating Data
Amount of PV cells produced (including PV cell processing) (in MW)	—	1.0 (2)		—	16.2	(3)
Amount of PV modules produced (in MW):	—	5.5		3.1	11.3
Average selling price (in US$/W):
PV cells(4)	—	3.00		—	3.05
PV modules(5)	—	3.93		3.91	4.02

(1)	Inclusive of the share compensation charge of RMB10.3 million (US$1.3 million) related to a sale of our ordinary shares to Linyang Electronics by other shareholders of our company and the share compensation charge of RMB12.1 million (US$1.5 million) as a result of the issuance of series A convertible preference shares to Good Energies Investments Limited.

(2)	Of which 0.9 MW was used in our PV module production.

(3)	Of which 11.5 MW was used in our PV module production and 3.3 MW represented output from our PV cell processing services that we delivered to our customers in the form of PV cells.

(4)	All sales contracts for PV cells are denominated in Renminbi. Translations of Renminbi into U.S. dollars have been made at period end exchange rates.

(5)	Represents the average unit selling price in U.S. dollars specified in the sales contracts for PV modules.
       The following table represents a summary of our consolidated balance sheet data as of December 31, 2004, and 2005, and September 30, 2006.

		As of
	As of	December 31,		As of
	December 31, 2004	2005		September 30, 2006

	(RMB)	(RMB)	(US$)	(RMB)	(US$)
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	3,525	7,054	892	68,946	8,723
Restricted cash	—	22,229	2,812	25,376	3,210
Accounts receivable	—	—	—	13,798	1,746
Inventories	4,511	76,819	9,719	221,608	28,037
Advance to suppliers	4,850	61,312	7,757	388,123	49,105
Other current assets	762	20,705	2,620	30,864	3,905
Amounts due from related parties	18,000	—	—	153	20
Fixed assets, net	292	55,146	6,977	135,564	17,151
Deferred initial public offering cost	—	—	—	25,506	3,227
Total assets	31,940	243,361	30,789	917,946	116,137

		As of
	As of	December 31,		As of
	December 31, 2004	2005		September 30, 2006

	(RMB)	(RMB)	(US$)	(RMB)	(US$)
	(in thousands)
Short-term bank borrowings	—	20,000	2,530	184,746	23,374
Long-term bank borrowings, current portion	—	—	—	8,000	1,012
Accounts payable	2,221	18,794	2,378	19,905	2,518
Notes payable	—	20,000	2,530	—	—
Accrued expenses and other liabilities	301	22,920	2,900	50,271	6,360
Customer deposits	—	55,319	6,999	32,577	4,122
Amount due to related parties	25	32,658	4,132	336	43
Long-term bank borrowings, non-current portion	—	—	—	23,000	2,910
Total liabilities	2,547	169,691	21,469	318,835	40,339
Minority interests	—	—	—	10,117	1,280
Series A redeemable convertible preference shares	—	—	—	423,704	53,606
Total shareholders’ equity	29,393	73,670	9,320	165,290	20,912
Total liabilities, preference shares and shareholders’ equity	31,940	243,361	30,789	917,946	116,137

RISK FACTORS
       An investment in our ADSs involves significant risks. You should carefully consider the risks described below as well as information in this prospectus, including our consolidated financial statements and related notes, before you decide to buy our ADSs. If any of the following risks actually occurs, our business, financial condition, results of operations and prospects could be materially harmed, the trading price of our ADSs could decline and you could lose all or part of your investment.
Risks Related to Our Company and Our Industry
Evaluating our business and prospects may be difficult because of our limited operating history, and our past results may not be indicative of our future performance.
       There is limited historical information available about our company upon which you can base your evaluation of our business and prospects. We began operations in August 2004 and shipped our first PV modules and our first PV cells in February 2005 and November 2005, respectively. Our business has grown and evolved at a rapid rate since we started our operations. As a result, our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects and we may not be able to achieve a similar growth rate in future periods. In particular, our future success will require us to continue to increase the manufacturing capacity of our facilities significantly beyond their current capacities. Moreover, our business model, technology and ability to achieve satisfactory manufacturing yields at higher volumes are unproven. Therefore, you should consider our business and prospects in light of the risks, expenses and challenges that we will face as a company with a relatively short operating history in a competitive industry seeking to develop and manufacture new products in a rapidly growing market, and you should not rely on our past results or our historic rate of growth as an indication of our future performance.
Our future success substantially depends on our ability to significantly expand both our manufacturing capacity and output, which is subject to significant risks and uncertainties. If we fail to achieve this expansion, we may be unable to grow our business and revenue, reduce our costs per watt, maintain our competitive position or improve our profitability.
       Our future success depends on our ability to significantly increase both our manufacturing capacity and output. We plan to expand our business to address growth in demand for our products, as well as to capture new market opportunities. Our ability to establish additional manufacturing capacity and increase output is subject to significant risks and uncertainties, including:

•	the need for additional funding to purchase and prepay for raw materials or to build manufacturing facilities, which we may be unable to obtain on reasonable terms or at all;

•	delays and cost overruns as a result of a number of factors, many of which may be beyond our control, such as increases in raw materials prices and problems with equipment vendors;

•	the inability to obtain or delays in obtaining required approvals by relevant government authorities;

•	diversion of significant management attention and other resources; and

•	failure to execute our expansion plan effectively.
       In order to manage the potential growth of our operations, we will be required to improve our operational and financial systems, procedures and controls, increase manufacturing capacity and output, and expand, train and manage our growing employee base. Furthermore, our management will be required to maintain and expand our relationships with our customers, suppliers and other third parties. We cannot assure you that our current and planned operations, personnel, systems and internal procedures and controls will be adequate to support our future growth.
       If we encounter any of the risks described above, or are otherwise unable to establish or successfully operate additional manufacturing capacity or to increase manufacturing output, we may be unable to grow our business and revenue, reduce our costs per watt, maintain our competitiveness or improve our profitability, and our business, financial condition, results of operations and prospects will be adversely affected.
We depend on a limited number of customers for a high percentage of our revenue and the loss of, or a significant reduction in orders from, any of these customers, if not immediately replaced, would significantly reduce our revenue and decrease our profitability.
       We currently sell a substantial portion of our PV products to a limited number of customers. Customers accounting for more than 10% of our net revenue accounted for an aggregate of 50.8% and 76.4% of our net revenue in 2005 and the nine months ended September 30, 2006, respectively. Most of our large customers are located in Europe, particularly Germany, Italy and Spain. The loss of sales to any one of these customers would have a significant negative impact on our business. Sales to our customers are mostly made through non-exclusive, short-term arrangements. Due to our dependence on a limited number of customers, any one of the following events may cause material fluctuations or declines in our revenue and have a material adverse effect on our financial condition and results of operations:

•	reduction, delay or cancellation of orders from one or more of our significant customers;

•	selection by one or more of our significant distributor customers of our competitors’ products;

•	loss of one or more of our significant customers and our failure to identify additional or replacement customers;

•	any adverse change in the bilateral or multilateral trade relationships between China and European countries, particularly Germany; and

•	failure of any of our significant customers to make timely payment for our products.
       We expect our operating results to continue to depend on sales to a relatively small number of customers for the foreseeable future, as well as the ability of these customers to sell solar power products that incorporate our PV products. Our customer relationships have been developed over a short period of time and are generally in preliminary stages. We cannot be certain that these customers will generate significant revenue for us in the future or if these customer relationships will continue to develop. If our relationships with customers do not continue to develop, we may not be able to expand our customer base or maintain or increase our customers and revenue. Moreover, our business, financial condition, results of operations and prospects are affected by competition in the market for the end products manufactured by our customers, and any decline in their business could materially harm our revenue and profitability.
We are currently experiencing an industry-wide shortage of silicon wafers. The prices that we pay for silicon wafers have increased in the past and we expect prices may continue to increase in the future, which may materially and adversely affect our revenue growth and decrease our gross profit margins and profitability.
       Silicon wafers are an essential raw material in our production of PV products. Silicon is created by refining quartz or sand, and is melted and grown into crystalline ingots or other forms. Some of our suppliers procure silicon ingots from companies that specialize in ingot growth and then slice these ingots into wafers. We depend on our suppliers for timely delivery of silicon wafers in sufficient quantities and satisfactory quality, and any disruption in supply or inability to obtain silicon wafers at an acceptable cost or at all, will materially and adversely affect our business and operations.
       There is currently an industry-wide shortage of silicon and silicon wafers, which has resulted in significant price increases. Based on our experience, the average prices of silicon and silicon wafers may continue to increase. Moreover, we expect the shortages of silicon and silicon wafers to continue as the solar power industry continues to grow and as additional manufacturing capacity is added. Silicon wafers are also used in the semiconductor industry generally and any increase in demand from that sector will exacerbate the current shortage. The production of silicon and silicon wafers is capital intensive and adding manufacturing capacity requires significant lead time. While we are aware that several new facilities for the manufacture of silicon and silicon wafers are under construction, we do not believe that the supply shortage will be remedied in the near term. We expect that the demand for silicon and silicon wafers will continue to outstrip supply for the foreseeable future.
       We have attempted to ease our supply shortages by prepaying for silicon and silicon wafers and establishing strategic relationships with certain suppliers. However, we cannot assure you that we will be able to obtain supplies from them or any other suppliers in sufficient quantities or at acceptable prices. In particular, since some of our suppliers do not themselves manufacture silicon but instead purchase their requirements from other vendors, it is possible that these suppliers will not be able to obtain sufficient silicon to satisfy their contractual obligations to us. In addition, we, like other companies in the PV industry, compete with companies in the semiconductor industry for silicon wafers, and companies in that sector typically have greater purchasing power and market influence than companies in the PV industry. We acquire silicon wafers from our suppliers mostly through short-term supply arrangements for periods ranging from several months to two years. This subjects us to the risk that our suppliers may cease supplying silicon wafers to us for any reason, including due to uncertainties in their financial viability. These suppliers could also choose not to honor such contracts. If either of these circumstances occurs, our supply of critical raw materials at reasonable costs and our basic ability to conduct our business could be severely restricted. Moreover, since some of our supply contracts may require prepayment of a substantial portion of the contract price, we may not be able to recover such prepayments and we would suffer losses should such suppliers fail to fulfill their delivery obligations under the contracts. Furthermore, we have not fixed the price for some of the silicon wafers supply contracts for 2007 with some of our suppliers. As a result, the price we will need to pay may need to be adjusted to reflect the prevailing market price around the time of delivery, which may be higher than we expect. Increases in the prices of silicon and silicon wafers have in the past increased our production costs and may materially and adversely impact our cost of revenue, gross margins and profitability.
       There are a limited number of silicon wafer suppliers, and many of our competitors also purchase silicon wafers from these suppliers. Since we have only been purchasing silicon wafers in bulk for approximately two years, our competitors may have longer and stronger relationships with these suppliers than we do. As we intend to significantly increase our manufacturing output, an inadequate allocation of silicon wafers would have a material adverse effect on our expansion plans. Moreover, the inability to obtain silicon wafers at commercially reasonable prices or at all would harm our ability to meet existing and future customer demand for our products, and could cause us to make fewer shipments, lose customers and market share and generate lower than anticipated revenue, thereby materially and adversely affecting our business, financial condition, results of operations and prospects.

Our dependence on a limited number of suppliers for a substantial majority of silicon and silicon wafers could prevent us from delivering our products in a timely manner to our customers in the required quantities, which could result in order cancellations, decreased revenue and loss of market share.
       In 2005 and the nine months ended September 30, 2006, our five largest suppliers supplied in the aggregate 71.3% and 54.6%, respectively, of our total silicon and silicon wafer purchases. If we fail to develop or maintain our relationships with these or our other suppliers, we may be unable to manufacture our products, our products may only be available at a higher cost or after a long delay, or we could be prevented from delivering our products to our customers in the required quantities, at competitive prices and on acceptable terms of delivery. Problems of this kind could cause us to experience order cancellations, decreased revenue and loss of market share. In general, the failure of a supplier to supply materials and components that meet our quality, quantity and cost requirements in a timely manner due to lack of supplies or other reasons could impair our ability to manufacture our products or could increase our costs, particularly if we are unable to obtain these materials and components from alternative sources in a timely manner or on commercially reasonable terms. Some of our suppliers have a limited operating history and limited financial resources, and the contracts we entered into with these suppliers do not clearly provide for remedies to us in the event any of these suppliers is not able to, or otherwise does not, deliver, in a timely manner or at all, any materials it is contractually obligated to deliver. In particular, due to a shortage of raw materials for the production of silicon wafers, increased market demand for silicon wafers, a failure by some silicon suppliers to achieve expected production volumes and other factors, some of our major silicon wafer suppliers failed to fully perform during 2006 on their silicon wafer supply commitments to us, and we consequently did not receive all of the contractually agreed quantities of silicon wafers from these suppliers. We subsequently cancelled or renegotiated these silicon supply contracts, resulting in an aggregate decrease in the delivered or committed supply under these contracts from approximately 142 MW to approximately 71 MW for the period from June 2006 to June 2008. We cannot assure you that we will not experience similar or additional shortfalls of silicon or silicon wafers from our suppliers in the future or that, in the event of such shortfalls, we will be able to find other silicon suppliers to satisfy our production needs. Any disruption in the supply of silicon wafers to us may adversely affect our business, financial condition and results of operations.
Our ability to adjust our materials costs may be limited as a result of entering into prepaid, fix-priced arrangements with our suppliers, and it therefore may be difficult for us to respond appropriately in a timely manner to market conditions, which could materially and adversely affect our revenue and profitability.
       We have in the past secured, and plan to continue to secure, our supply of silicon and silicon wafers through prepaid supply arrangements with overseas and domestic suppliers. In 2006, we entered into supply contracts with some of our suppliers, under which these suppliers agreed to provide us with specified quantities of silicon wafers and we have made prepayments to these suppliers in accordance with the supply contracts. The prices of the supply contracts we entered into with some of our suppliers are fixed. If the prices of silicon or silicon wafers were to decrease in the future and we are locked into prepaid, fixed-price arrangements, we may not be able to adjust our materials costs, and our cost of revenue would be materially and adversely affected. In addition, if demand for our PV products decreases, we may incur costs associated with carrying excess materials, which may have a material adverse effect on our operating expenses. To the extent we are not able to pass these increased costs and expenses to our customers, our revenue and profitability may be materially reduced.

We require a significant amount of cash to fund our operations as well as meet future capital requirements. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be materially and adversely affected.
       We typically require a significant amount of cash to fund our operations, especially prepayments to suppliers to secure our silicon wafer requirements. We also require cash generally to meet future capital requirements, which are difficult to plan in the rapidly changing PV industry. In particular, we will need capital to fund the expansion of our facilities as well as research and development activities in order to remain competitive. We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated needs for at least 12 months following this offering, including for working capital and capital expenditure requirements. However, future acquisitions, expansions, or market changes or other developments may cause us to require additional funds. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by manufacturers of PV and related products; and

•	economic, political and other conditions in the PRC and elsewhere.
       If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability may decrease materially.
We face risks associated with the marketing, distribution and sale of our PV products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.
       In 2005 and the nine months ended September 30, 2006, a substantial majority of our revenue was generated by sales to customers outside of China. The marketing, distribution and sale of our PV products overseas expose us to a number of risks, including:

•	fluctuations in currency exchange rates of the U.S. dollar, Euro and other foreign currencies against the Renminbi;

•	difficulty in engaging and retaining distributors and agents who are knowledgeable about, and can function effectively in, overseas markets;

•	increased costs associated with maintaining marketing and sales activities in various countries;

•	difficulty and costs relating to compliance with different commercial and legal requirements in the jurisdictions in which we offer our products;

•	inability to obtain, maintain or enforce intellectual property rights; and

•	trade barriers, such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.
       If we are unable to effectively manage these risks, our ability to conduct or expand our business abroad would be impaired, which may in turn have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to compete in the highly competitive solar energy market, our revenue and profits may decrease.
       The solar energy market is very competitive. We face competition from a number of sources, including domestic, foreign and multinational corporations. We believe that the principal competitive factors in the markets for our products are:

•	manufacturing capacity;

•	power efficiency;

•	range and quality of products;

•	price;

•	strength of supply chain and distribution network;

•	after-sales services; and

•	brand image.
       Many of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and resources and significantly greater economies of scale, and financial, sales and marketing, manufacturing, distribution, technical and other resources than we do. In particular, many of our competitors are developing and manufacturing solar energy products based on new technologies that may ultimately have costs similar to, or lower than, our projected costs. In addition, our competitors may have stronger relationships or have or may enter into exclusive relationships with key suppliers, distributors or system integrators to whom we sell our products. As a result, they may be able to respond more quickly to changing customer demands or devote greater resources to the development, promotion and sales of their products than we can. Furthermore, competitors with more diversified product offerings may be better positioned to withstand a decline in the demand for solar power products. Some of our competitors have also become vertically integrated, with businesses ranging from upstream silicon wafer manufacturing to solar power system integration, and we may also face competition from semiconductor manufacturers, several of which have already announced their intention to commence production of PV cells and PV modules. It is possible that new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share, which would harm our business. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share and our financial condition and results of operations would be materially and adversely affected.
       In the immediate future, we believe that the competitive arena will increasingly center around securing silicon supply and forming strategic relationships to secure supply of key components and technologies. Many of our competitors have greater access to silicon supply or have upstream silicon wafer manufacturing capabilities. We believe that as the supply of silicon stabilizes over time, competition will become increasingly based upon more traditional marketing and sales activities. Since we have conducted limited advertising in the past, the greater sales and marketing resources, experience and name recognition of some of our competitors may make it difficult for us to compete if and when this transition occurs.
       In addition, the solar power market in general competes with other sources of renewable energy as well as conventional power generation. If prices for conventional and other renewable energy resources decline, or if these resources enjoy greater policy support than solar power, the solar power market and our business and prospects could suffer.

Our profitability depends on our ability to respond to rapid market changes in the solar energy industry, including by developing new technologies and offering additional products and services.
       The solar energy industry is characterized by rapid increases in the diversity and complexity of technologies, products and services. In particular, the ongoing evolution of technological standards requires products with improved features, such as more efficient and higher power output and improved aesthetics. As a result, we expect that we will need to constantly offer more sophisticated products and services in order to respond to competitive industry conditions and customer demands. If we fail to develop, or obtain access to, advances in technologies, or if we are not able to offer more sophisticated products and services, we may become less competitive and less profitable. In addition, advances in technology typically lead to declining average selling prices for products using older technologies. As a result, if we are not able to reduce the costs associated with our products, the profitability of any given product, and our overall profitability, may decrease over time. Furthermore, technologies developed by our competitors may provide more advantages than ours for the commercialization of PV products, and to the extent we are not able to refine our technology and develop new PV products, our existing products may become uncompetitive and obsolete.
       In addition, we will need to invest significant financial resources in research and development to maintain our competitiveness and keep pace with technological advances in the solar energy industry. However, commercial acceptance by customers of new products we offer may not occur at the rate or level expected, and we may not be able to successfully adapt existing products to effectively and economically meet customer demands, thus impairing the return from our investments. We may also be required under the applicable accounting standards to recognize a charge for the impairment of assets to the extent our existing products become uncompetitive or obsolete, or if any new products fail to achieve commercial acceptance. Any such charge may have a material adverse effect on our financial condition and results of operations.
       Moreover, in response to the rapidly evolving conditions in the solar energy industry, we plan to expand our business downstream to provide system integration products and services. This expansion requires significant investment and management attention from us, and we are likely to face intense competition from companies that have extensive experience and well-established businesses and customer bases in the system integration sector. We cannot assure you that we will succeed in expanding our business downstream. If we are not able to bring quality products and services to market in a timely and cost-effective manner and successfully market and sell these products and services, our ability to continue penetrating the solar energy market, as well as our revenue growth and profitability, will be materially and adversely affected.
Our future success depends in part on our ability to make strategic acquisitions and investments and to establish and maintain strategic alliances, and failure to do so could have a material adverse effect on our market penetration, revenue growth and profitability. In addition, such strategic acquisitions, alliances and investments themselves entail significant risks that could materially and adversely affect our business.
       We are pursuing expansion into downstream system integration services through our subsidiary, Shanghai Linyang, and we are considering pursuing upstream silicon feedstock sourcing through strategic partnerships and investments. We intend to continue to establish and maintain strategic alliances with third parties in the PV industry, particularly with silicon suppliers. In addition, we intend to make strategic acquisitions and investments in the future. These types of transactions could require that our management develop expertise in new areas, manage new business relationships and attract new types of customers and may require significant attention from our management, and the diversion of our management’s attention could have a material adverse effect on our ability to manage our business. We may also experience difficulties integrating acquisitions and investments into our existing business and operations. Furthermore, we may not be able to successfully make such strategic acquisitions and investments or to establish strategic alliances with third parties that will prove to be effective or beneficial for our business. Any difficulty we face in this regard could have a material adverse effect on our market penetration, our revenue growth and our profitability.
       Strategic acquisitions, investments and alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information and loss of control of operations that are material to our business. Moreover, strategic acquisitions, investments and alliances may be expensive to implement and subject us to the risk of non-performance by a counterparty, which may in turn lead to monetary losses that materially and adversely affect our business. In addition, changes in government policies, both domestically and internationally, that are not favorable to the development of the solar energy industry, may also have a material adverse effect on the success of our strategic acquisitions, investments and alliances.
Problems with product quality or product performance could result in a decrease in customers and revenue, unexpected expenses and loss of market share. In addition, product liability claims against us could result in adverse publicity and potentially significant monetary damages.
       Our PV modules are typically sold with a two-year unlimited warranty for technical defects, a 10-year warranty against declines greater than 10%, and a 20 or 25-year warranty against declines of greater than 20%, in their initial power generation capacity. As a result, we bear the risk of extensive warranty claims for an extended period after we have sold our products and recognized revenue. As we began selling PV modules only since February 2005, none of our PV modules has been in use for more than two years. Since our products have been in use for only a relatively short period, our assumptions regarding the durability and reliability of our products may not be accurate. We consider various factors when determining the likelihood of product defects, including an evaluation of our quality controls, technical analysis, industry information on comparable companies and our own experience. As of December 31, 2005 and September 30, 2006, our accrued warranty costs totaled RMB1.5 million (US$0.2 million) and RMB5.1 million (US$0.6 million), respectively.
       In addition, as we purchase the silicon and silicon wafers and other components that we use in our products from third parties, we have limited control over the quality of these raw materials and components. Unlike PV modules, which are subject to certain uniform international standards, silicon and silicon wafers generally do not have uniform international standards, and it is often difficult to determine whether product defects are a result of the silicon or silicon wafers or other components or reasons. Furthermore, the silicon and silicon wafers and other components that we purchase from third-party suppliers are typically sold to us with no or only limited warranties. The possibility of future product failures could cause us to incur substantial expense to repair or replace defective products, provide refunds or resolve disputes with regard to warranty claims through litigation, arbitration or other means. Product failures and related adverse publicity may also damage our market reputation and cause our sales to decline.
       As with other solar power product manufacturers, we are exposed to risks associated with product liability claims if the use of the solar power products we sell results in injury, death or damage to property. We cannot predict at this time whether product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. In addition, we have not made provisions for potential product liability claims and we may not have adequate resources to satisfy a judgment if a successful claim is brought against us. Moreover, the successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments and incur substantial legal expenses. Even if a product liability claim is not successfully pursued to judgment by a claimant, we may still incur substantial legal expenses defending against such a claim.

If PV technology is not suitable for widespread adoption, or sufficient demand for PV products does not develop or takes longer to develop than we anticipated, our sales may not continue to increase or may even decline, and our revenue and profitability would be reduced.
       The PV market is at a relatively early stage of development and the extent to which PV products will be widely adopted is uncertain. Furthermore, market data in the PV industry are not as readily available as those in other more established industries, where trends can be assessed more reliably from data gathered over a longer period of time. If PV technology proves unsuitable for widespread adoption or if demand for PV products fails to develop sufficiently, we may not be able to grow our business or generate sufficient revenue to sustain our profitability. In addition, demand for PV products in our targeted markets, including China, may not develop or may develop to a lesser extent than we anticipated. Many factors may affect the viability of widespread adoption of PV technology and demand for PV products, including:

•	cost-effectiveness of PV products compared to conventional and other non-solar energy sources and products;

•	performance and reliability of PV products compared to conventional and other non-solar energy sources and products;

•	availability of government subsidies and incentives to support the development of the PV industry or other energy resource industries;

•	success of other alternative energy generation technologies, such as fuel cells, wind power and biomass;

•	fluctuations in economic and market conditions that affect the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	capital expenditures by end users of PV products, which tend to decrease when the overall economy slows down; and

•	deregulation of the electric power industry and the broader energy industry.
Existing regulations and policies governing the electricity utility industry, as well as changes to these regulations and policies, may adversely affect demand for our products and materially reduce our revenue and profits.
       The electric utility industry is subject to extensive regulation, and the market for solar energy products, including PV products, is heavily influenced by these regulations as well as the policies promulgated by electric utilities. These regulations and policies often affect electricity pricing and technical interconnection of end user-power generation. As the market for solar and other alternative energy sources continue to evolve, these regulations and policies are being modified and may continue to be modified. Customer purchases of, or further investment in research and development of, solar and other alternative energy sources may be significantly affected by these regulations and policies, which could significantly reduce demand for our products and materially reduce our revenue and profits.
       Moreover, we expect that our PV products and their installation will be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters in various countries. We also have to comply with the requirements of individual localities and design equipment to comply with varying standards applicable in the jurisdictions where we conduct business. For example, failure to obtain UL certification would adversely affect our ability to sell our products into the United States. Any new government regulations or utility policies pertaining to our PV products may result in significant additional expenses to us, our distributors and end users and, as a result, could cause a significant reduction in demand for our PV products, as well as materially and adversely affect our financial condition and results of operations.
The reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications could have a materially adverse effect on our business and prospects.
       We believe that the near-term growth of the market for “on-grid” applications, where solar energy is used to supplement a customer’s electricity purchased from the electric utility, depends in large part on the availability and size of government subsidies and economic incentives. As a portion of our sales is in the on-grid market, the reduction or elimination of government subsidies and economic incentives may hinder the growth of this market or result in increased price competition, which could decrease demand for our products and reduce our revenue.
       The cost of solar energy currently substantially exceeds the cost of power furnished by the electric utility grid in many locations. As a result, federal, state and local governmental bodies in many countries, most notably Germany, Italy, Spain and the United States, have provided subsidies and economic incentives in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. These government economic incentives could be reduced or eliminated altogether. In particular, political changes in a particular country could result in significant reductions or eliminations of subsidies or economic incentives. Electric utility companies that have significant political lobbying powers may also seek changes in the relevant legislation in their markets that may adversely affect the development and commercial acceptance of solar energy. The reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications, especially those in our target markets, could cause demand for our products and our revenue to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.
The lack or inaccessibility of financing for off-grid solar energy applications could cause our sales to decline.
       Our products are used for “off-grid” solar energy applications in developed and developing countries, where solar energy is provided to end users independent of an electricity transmission grid. In some countries, government agencies and the private sector have, from time to time, provided subsidies or financing on preferred terms for rural electrification programs. We believe that the availability of financing could have a significant effect on the level of sales of off-grid solar energy applications, particularly in developing countries where users may not have sufficient resources or credit to otherwise acquire PV systems. If existing financing programs for off-grid solar energy applications are eliminated or if financing becomes inaccessible, the growth of the market for off-grid solar energy applications may be materially and adversely affected, which could cause our sales to decline. In addition, rising interest rates could render existing financings more expensive, as well as serve as an obstacle for potential financings that would otherwise spur the growth of the PV industry.
Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.
       We rely primarily on patents, trademarks, trade secrets, copyrights and other contractual restrictions to protect our intellectual property. Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate. In particular, third parties may infringe or misappropriate our proprietary technologies or other intellectual property rights, which could have a material adverse effect on our business, financial condition and results of operations. Policing unauthorized use of proprietary technology can be difficult and expensive. In addition, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. We also cannot assure you that the outcome of any such litigation would be in our favor. Furthermore, any such litigation may be costly and may divert management attention as well as expend our other resources away from our business. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.
       Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries.
We may be exposed to infringement or misappropriation claims by third parties, particularly in jurisdictions outside China which, if determined adversely against us, could disrupt our business and subject us to significant liability to third parties, as well as have a material adverse effect on our financial condition and results of operations.
       Our success depends, in large part, on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. As we continue to market and sell our products internationally, and as litigation becomes more common in the PRC, we face a higher risk of being the subject of claims for intellectual property infringement, as well as having indemnification relating to other parties’ proprietary rights held to be invalid. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products in the European Union, the PRC or other countries. The validity and scope of claims relating to PV technology patents involve complex, scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. In addition, the defense of intellectual property claims, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming, and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceeding to which we may become a party could cause us to:

•	pay damage awards;

•	seek licenses from third parties;

•	pay ongoing royalties;

•	redesign our products; or

•	be restricted by injunctions,
each of which could effectively prevent us from pursuing some or all of our business and result in our customers or potential customers deferring or limiting their purchase or use of our products, which could have a material adverse effect on our financial condition and results of operations.
We may not be able to obtain sufficient patent protection on the technology embodied in the PV products we currently manufacture and sell, which could reduce our competitiveness and increase our expenses.
       Although we rely primarily on trade secret laws and contractual restrictions to protect the technology in the PV cells we currently manufacture and sell, our success and ability to compete in the future may also depend to a significant degree on obtaining patent protection for our proprietary technologies. As of September 30, 2006, we had one issued patent and three pending patent applications in the PRC. We do not have, and have not applied for, any patents for our proprietary technologies outside the PRC. As the protections afforded by our patents are effective only in the PRC, our competitors and other companies may independently develop substantially equivalent technologies or otherwise gain access to our proprietary technologies, and obtain patents for such technologies in other jurisdictions, including the countries in which we sell our products. Moreover, our patent applications in the PRC may not result in issued patents, and even if they do result in issued patents, the patents may not have claims of the scope we seek. In addition, any issued patents may be challenged, invalidated or declared unenforceable. As a result, our present and future patents may provide only limited protection for our technologies, and may not be sufficient to provide competitive advantages to us.
We depend on our key personnel, and our business and growth may be severely disrupted if we lose their services.
       Our future success depends substantially on the continued services of some of our directors and key executives. In particular, we are highly dependent upon our directors and officers, including Mr. Yonghua Lu, chairman of our board of directors and chief executive officer, Mr. Hanfei Wang, our director and chief operating officer, Mr. Kevin C. Wei, our chief financial officer, Mr. Yuting Wang, our chief engineer, and Ms. Xihong Deng, our director and executive vice president. If we lose the services of one or more of these directors and executive officers, we may not be able to replace them readily, if at all, with suitable or qualified candidates, and may incur additional expenses to recruit and retain new directors and officers, particularly those with a significant mix of both international and China-based solar power industry experience similar to our current directors and officers, which could severely disrupt our business and growth. In particular, it is anticipated that Ms. Xihong Deng, who currently serves as our executive vice president in charge of international business development as a secondee from Hony Capital II, L.P., one of our shareholders, will step down from that position by the end of 2007 or earlier, and we may be unable to identify an appropriate replacement for her before her departure date. In addition, if any of these directors or executives joins a competitor or forms a competing company, we may lose some of our customers. Each of these directors and executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. However, if any disputes arise between these directors or executive officers and us, it is not clear, in light of uncertainties associated with the PRC legal system, the extent to which any of these agreements could be enforced in China, where all of these directors and executive officers reside and hold some of their assets. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could have a material adverse effect on us.” Furthermore, as we expect to continue to expand our operations and develop new products, we will need to continue attracting and retaining experienced management and key research and development personnel.
       Competition for personnel in the solar energy industry in China is intense, and the availability of suitable and qualified candidates is limited. In particular, we compete to attract and retain qualified research and development personnel with other PV technology companies, universities and research institutions. Competition for these individuals could cause us to offer higher compensation and other benefits in order to attract and retain them, which could have a material adverse effect on our financial condition and results of operations. We may also be unable to attract or retain the personnel necessary to achieve our business objectives, and any failure in this regard could severely disrupt our business and growth.

Our independent auditors, in the course of auditing our consolidated financial statements noted several significant deficiencies in our internal controls that were deemed to constitute material weaknesses. If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected. In addition, investor confidence and the market price of our ADSs may be adversely impacted if we or our independent auditors are unable to attest to the adequacy of the internal control over financial reporting of our company in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.
       Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to this offering, we have been a private company with a short operating history and limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In connection with their audit of our consolidated financial statements for the period from August 27, 2004 (inception) to December 31, 2004 and the year ended December 31, 2005, our auditors, an independent registered public accounting firm, noted and communicated to us certain significant deficiencies in our internal control over financial reporting that were deemed to constitute “material weaknesses” as defined in standards established by the U.S. Public Company Accounting Oversight Board. These material weaknesses previously identified by our independent auditors, which could result in more than a remote likelihood that a material misstatement in our annual or interim financial statements would not be prevented or detected, consisted of inadequate independent oversight and inadequate personnel resources, processes and documentation to address reporting requirements under U.S. GAAP and relevant U.S. Securities and Exchange Commission, or SEC, regulations.
       In order to remedy these material weaknesses, we adopted and implemented several measures to improve our internal control over financial reporting. In addition to appointing a new chief financial officer in July 2006 to lead our company’s financial and risk management and a new principal accounting officer in August 2006, both of whom have extensive audit experience and U.S. GAAP knowledge, we established in November 2006 an audit committee composed entirely of independent directors to oversee the accounting and financial reporting processes as well as external and internal audits of our company. Our audit committee was recently notified of anonymous allegations of misconduct by our employees. Our audit committee subsequently conducted an investigation and found no basis for these allegations. See “Our Business — Legal and Administrative Proceedings.” However, if, despite our audit committee’s investigation, these allegations later prove to have merit, there could be liability for our company and we may be required to take additional measures to improve our internal controls. In addition, these types of allegations require our board of directors and management to expend significant resources to investigate and take other appropriate actions, and addressing such allegations could divert the attention of our board of directors and management from the operation of our business, thereby resulting in a negative impact on our financial condition and results of operations.
       In the course of auditing our consolidated financial statements as of and for the nine months ended September 30, 2006, our auditors noted improvements in our internal controls, as well as certain circumstances in which our financial statement closing processes could and should be further enhanced that collectively constituted a material weakness in our internal control over financial reporting. Specifically, written intentions to grant share options to certain of our employees should have been disclosed in the previously issued December 31, 2004, December 31, 2005 and March 31, 2006 financial statements as a subsequent event. This material weakness could result in more than a remote likelihood that a material misstatement in our annual or interim financial statements would not be prevented or detected. However, our management believes that none of the specific deficiencies identified has individually or collectively had a material adverse effect on our financial statements, and these deficiencies were not related to any fraudulent acts.

       To address this material weakness, we have undertaken additional initiatives to strengthen our internal control over financial reporting generally and specifically to improve our U.S. GAAP financial closing-related policies and procedures. These initiatives have included hiring additional qualified professionals with relevant experience for our finance and accounting department and increasing the level of interaction among our management, audit committee, independent auditors and other external advisors. We are also in the process of implementing additional measures to further make improvements, including providing specialized training for our existing personnel. However, the implementation of these initiatives may not fully address these deficiencies in our internal control over financial reporting, and we cannot yet conclude that they have been fully remedied. Our failure to correct these deficiencies or our failure to discover and address any other weaknesses or deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected.
       Upon completion of this offering, we will become a public company in the United States that is subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act will require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2007. In addition, beginning at the same time, our auditors must attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management does conclude that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is documented, designed, operated or reviewed, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently than we do, then they may decline to attest to our management’s assessment or may issue an adverse opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely impact the market price of our ADSs. We will need to incur significant costs and use significant management and other resources in order to comply with Section 404 of the Sarbanes-Oxley Act.
We have very limited insurance coverage and we are subject to the risk of damage due to fires or explosions because some materials we use in our manufacturing processes are highly flammable.
       We do not maintain any third-party liability insurance coverage or any insurance coverage for business interruption or environmental damage arising from accidents that occur in the course of our operations. As a result, we may have to pay for financial and other losses, damages and liabilities, including those caused by natural disasters and other events beyond our control, out of our own funds, which could have a material adverse effect on our financial condition and results of operations.
       Furthermore, we are subject to risk of explosion and fires, as highly flammable gases, such as silane and nitrogen gas, are generated in our manufacturing processes. While we have not experienced to date any explosion or fire, the risks associated with these gases cannot be completely eliminated. We have adopted various measures, such as using special gas treatment equipment, to minimize such risk. Although we maintain fire insurance coverage, it may not be sufficient to cover all of our potential losses due to an explosion or fire. Moreover, if any of our production lines or equipment were to be damaged or cease operation as a result of an explosion or fire, it would temporarily reduce our manufacturing capacity and may result in investigations or penalties by relevant regulatory authorities, which could materially and adversely affect our business, financial condition and results of operations.
Any environmental claims or failure to comply with any present or future environmental regulations may require us to spend additional funds and may materially and adversely affect our financial condition and results of operations.
       We are subject to a variety of laws and regulations relating to the use, storage, discharge and disposal of chemical by-products of, and water used in, our manufacturing operations and research and development activities, including toxic, volatile and otherwise hazardous chemicals and wastes. We are in compliance with current environmental regulations to conduct our business as it is presently conducted. Although we have not suffered material environmental claims in the past, the failure to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of our operations. New regulations could also require us to acquire costly equipment or to incur other significant expenses. Any failure by us to control the use of, or to adequately restrict the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspension of our business, as well as our financial condition and results of operations.
       The use of certain hazardous substances, such as lead, in various products is also coming under increasingly stringent governmental regulation. Increased environmental regulation in this area could adversely impact the manufacture and sale of solar modules that contain lead and could require us to make unanticipated environmental expenditures. For example, the European Union Directive 2002/96/EC on Waste Electrical and Electronic Equipment, or the WEEE Directive, requires manufacturers of certain electrical and electronic equipment to be financially responsible for the collection, recycling, treatment and disposal of specified products placed on the market in the European Union. In addition, European Union Directive 2002/95/EC on the Restriction of the use of Hazardous Substances in electrical and electronic equipment, or the RoHS Directive, restricts the use of certain hazardous substances, including lead, in specified products. Other jurisdictions are considering adopting similar legislation. Currently, we are not required under the WEEE or RoHS Directives to collect, recycle or dispose any of our products. However, the Directives allow for future amendments subjecting additional products to the Directives’ requirements. If, in the future, our solar modules become subject to such requirements, we may be required to apply for an exemption. If we were unable to obtain an exemption, we would be required to redesign our solar modules in order to continue to offer them for sale within the European Union, which would be impractical. Failure to comply with the Directives could result in the imposition of fines and penalties, the inability to sell our solar modules in the European Union, competitive disadvantages and loss of net sales, all of which could have a material adverse effect on our business, financial condition and results of operations.
Our business benefits from certain PRC government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our results of operations.
       In accordance with the current PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises and the related implementing rules, Linyang China is currently subject to a preferential enterprise income tax rate of 24% and a local income tax rate of 3%. In addition, under these taxation laws and regulations, Linyang China is exempted from enterprise income tax for 2005 and 2006 and will be taxed at a reduced rate of 12% in 2007, 2008 and 2009. From 2005 until the end of 2009, Linyang China is also exempted from the 3% local income tax. From 2010 onward, Linyang China will be taxed at a rate of 27%, consisting of 24% enterprise income tax and 3% local income tax. In addition, Linyang China is currently applying for a two-year income tax exemption and a reduced tax rate of 12% for the following three years on income generated from its increased capital resulting from our contribution to Linyang China of the funds we received through issuances of our series A convertible preference shares in June and August 2006. As these tax incentives expire, the effective tax rate of Linyang China will increase significantly, and any increase of Linyang China’s enterprise income tax rate in the future could have a material adverse effect on our financial condition and results of operations.
Fluctuations in exchange rates could adversely affect our business as well as result in foreign currency exchange losses.
       Our financial statements are expressed in, and our functional currency is Renminbi. The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a more than 4% appreciation of the Renminbi against the U.S. dollar. The PRC government may decide to adopt an even more flexible currency policy in the future, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. An appreciation of the Renminbi relative to other foreign currencies could decrease the per unit revenue generated from our international sales. If we increased our pricing to compensate for the reduced purchasing power of foreign currencies, we may decrease the market competitiveness, on a price basis, of our products. This could result in a decrease in our international sales and materially and adversely affect our business.
       A substantial portion of our sales is denominated in U.S. dollars and Euros, while a substantial portion of our costs and expenses is denominated in Renminbi and U.S. dollars. As a result, the revaluation of the Renminbi in July 2005 has increased, and further revaluations could further increase, our costs. In addition, as we rely entirely on dividends paid to us by Linyang China, our operating subsidiary in the PRC, any significant revaluation of the Renminbi may have a material adverse effect on our financial condition and results of operations. The value of, and any dividends payable on, our ADSs in foreign currency terms will also be affected. For example, when converting the U.S. dollars we receive from this offering into Renminbi for our operations, any appreciation of the Renminbi against the U.S. dollar will decrease the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, an appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.
       Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and Euro, also affect our gross and net profit margins and could result in fluctuations in foreign exchange and operating gains and losses. We incurred net foreign currency losses of RMB1.8 million and RMB2.1 million in 2005 and the nine months ended September 30, 2006, respectively. We cannot predict the impact of future exchange rate fluctuations on our financial condition and results of operations, and we may incur net foreign currency losses in the future.
       Very limited hedging transactions are available in the PRC to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies.

One of our existing shareholders has substantial influence over our company and his interests may not be aligned with the interests of our other shareholders.
       Mr. Yonghua Lu, chairman of our board of directors and chief executive officer, currently beneficially owns 42.9% of our outstanding share capital and will beneficially own approximately 32.2% of our outstanding share capital upon completion of this offering. Accordingly, Mr. Lu has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering.
If we grant employee share options and other share-based compensation in the future, our net income could be adversely affected.
       We adopted a share incentive plan for our employees in November 2006, pursuant to which we may issue options to purchase up to 10,799,865 ordinary shares. As of November 30, 2006, options to purchase 8,012,998 ordinary shares had been granted under this plan. As a result of these option grants and potential future grants under this plan, we expect to incur significant share compensation expenses in future periods. The amount of these expenses will be based on the fair value of the share-based awards. Fair value is determined based on an independent third party valuation. We have adopted Statement of Financial Accounting Standard No. 123 (revised 2004) for the accounting treatment of our share incentive plan. As a result, we will have to account for compensation costs for all share options, including share options granted to our directors and employees, using a fair-value based method and recognize expenses in our consolidated statement of operations in accordance with the relevant rules under U.S. GAAP, which may have a material adverse effect on our net profit. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us. However, our share incentive plan and other similar types of incentive plans are important in order to attract and retain key personnel. We cannot assure you that employee share options or other share-based compensation we may grant in the future, would not have a material adverse effect on our profitability.
We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.
       We may become a passive foreign investment company for U.S. federal income tax purposes for any year. Such classification could result in adverse U.S. federal income tax consequences to U.S. investors. For a detailed discussion of the passive foreign investment company rules, please see “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company” below. We urge U.S. investors to consult their own tax advisors with respect to the U.S. federal income tax consequences of their investment.
Risks Related to Doing Business in China
Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.
       Substantially all of our operations are conducted in China and some of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including:

•	the amount of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange; and

•	the allocation of resources.
       While the PRC economy has grown significantly over the past 25 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.
       The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over economic growth in China through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the PRC government to slow the pace of growth of the PRC economy could result in decreased capital expenditure by solar energy users, which in turn could reduce demand for our products.
       Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of renewable energy investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our business and prospects. In particular, the PRC government has, in recent years, promulgated certain laws and regulations and initiated certain government-sponsored programs to encourage the utilization of new forms of energy, including solar energy. We cannot assure you that the implementation of these laws, regulations and government programs will be beneficial to us. In particular, any adverse change in the PRC government’s policies towards the solar power industry may have a material adverse effect on our operations as well as on our plans to expand our business into downstream system integration services.
Uncertainties with respect to the PRC legal system could have a material adverse effect on us.
       We conduct substantially all of our business through our operating subsidiary in the PRC, Linyang China, a Chinese wholly foreign-owned enterprise. Linyang China is generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.
We rely principally on dividends and other distributions on equity paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to pay dividends or other distributions to us could have a material adverse effect on our ability to conduct our business.
       We are a holding company and conduct substantially all of our business through our operating subsidiary, Linyang China, which is a limited liability company established in China. We rely on dividends paid by Linyang China for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Linyang China is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. In addition, Linyang China is required to allocate a portion of its after-tax profit to its staff welfare and bonus fund at the discretion of its board of directors. Moreover, if Linyang China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.
Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.
       A significant portion of our revenue and expenses are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account”, which includes foreign direct investment and loans. Currently, Linyang China may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the State Administration of Foreign Exchange, or SAFE. However, the relevant PRC government authorities may limit or eliminate our ability to purchase foreign currencies in the future. Since a significant amount of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside China that are denominated in foreign currencies.
       Foreign exchange transactions by Linyang China under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register with PRC governmental authorities, including SAFE. In particular, if Linyang China borrows foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance Linyang China by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the National Development and Reform Commission, or the NDRC, the Ministry of Commerce or their respective local counterparts. These limitations could affect the ability of Linyang China to obtain foreign exchange through debt or equity financing.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise materially and adversely affect us.
       SAFE issued a public notice in October 2005, or the SAFE notice, requiring PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside of China, referred to as an “offshore special purpose company,” for the purpose of acquiring any assets of or equity interest in PRC companies and raising fund from overseas. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch, with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. If any PRC shareholder of any offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. Our current beneficial owners who are PRC residents have registered with the local SAFE branch as required under the SAFE notice. The failure of these beneficial owners to amend their SAFE registrations in a timely manner pursuant to the SAFE notice or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners to fines and legal sanctions and may also result in a restriction on our PRC subsidiary’s ability to distribute profits to us or otherwise materially and adversely affect our business. In addition, the NDRC promulgated a rule in October 2004, or the NDRC Rule, which requires NDRC approvals for overseas investment projects made by PRC entities. The NDRC Rule also provides that approval procedures for overseas investment projects of PRC individuals shall be implemented with reference to this rule. However, there exist extensive uncertainties in terms of interpretation of the NDRC Rule with respect to its application to a PRC individual’s overseas investment, and in practice, we are not aware of any precedents that a PRC individual’s overseas investment has been approved by the NDRC or challenged by the NDRC based on the absence of NDRC approval. Our current beneficial owners who are PRC individuals did not apply for NDRC approval for investment in us. We cannot predict how and to what extent this will affect our business operations or future strategy. For example, the failure of our shareholders who are PRC individuals to comply with the NDRC Rule may subject these persons or our PRC subsidiary to certain liabilities under PRC laws, which could adversely affect our business.
Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, of the listing and trading of our ADSs on the Nasdaq Global Market could significantly delay this offering or could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs, and may also create uncertainties for this offering.
       On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, or MOFCOM, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006. This regulation, among other things, includes provisions that purport to require that an offshore special purpose vehicle, or SPV, formed for purposes of overseas listing of equity interest in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange.

       On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by SPVs. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process.
       The application of this new PRC regulation remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.
       Our PRC counsel, Grandall Legal Group, has advised us that, based on their understanding of the current PRC laws, regulations and rules and the procedures announced on September 21, 2006:

•	CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus shall be subject to this new procedure;

•	In spite of the above, given that we have completed our restructuring before September 8, 2006, the effective date of the new regulation, this regulation does not require an application to be submitted to the CSRC for the approval of the listing and trading of our ADSs on the Nasdaq Global Market, unless we are clearly required to do so by possible later rules of CSRC.
       If the CSRC requires that we obtain its approval prior to the completion of this offering, this offering will be delayed until we obtain CSRC approval, which may take several months. If prior CSRC approval is required but not obtained, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.
       Also, if the CSRC subsequently requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our ADSs.
We face risks related to health epidemics and other outbreaks.
       Adverse public health epidemics or pandemics could disrupt business and the economics of the PRC and other countries where we do business. From December 2002 to June 2003, China and other countries experienced an outbreak of a highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. However, a number of isolated new cases of SARS were subsequently reported, most recently in central China in April 2004. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. Moreover, some Asian countries, including China, have recently encountered incidents of the H5N1 strain of bird flu, or avian flu. We are unable to predict the effect, if any, that avian flu may have on our business. In particular, any future outbreak of SARS, avian flu or other similar adverse public developments may, among other things, significantly disrupt our business, including limiting our ability to travel or ship our products within or outside China and forcing us to temporary close our manufacturing facilities. Furthermore, an outbreak may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.
Risks Related to This Offering
There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.
       Prior to this offering, there has been no public market for our ADSs or our ordinary shares underlying the ADSs. We have applied to have our ADSs quoted on the Nasdaq Stock Market Inc.’s National Market. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active public market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs may be materially and adversely affected. Moreover, the initial public offering price for our ADSs will be determined by negotiation between us and the underwriters based upon several factors, and the price at which our ADSs trade after this offering may decline below the initial public offering price. As a result, investors in our ADSs may experience a decrease in the value of their ADSs regardless of our operating performance or prospects.
The market price for our ADSs may be volatile.
       The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other PV technology companies;

•	additions or departures of our directors, executive officers and key research personnel; and

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs.
       In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs. In particular, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price and trading volumes for our ADSs. Some of these companies have experienced significant volatility, including significant price declines after their initial public offerings. The trading performances of these companies’ securities at the time or after their offerings may affect the overall investor sentiment towards PRC companies listed in the United States and consequently may impact the trading performance of our ADSs.

As the initial public offering price of our ADSs is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.
       If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$9.27 per ADS (assuming no exercise by the underwriters of options to purchase additional ADSs), representing the difference between our net tangible book value per ADS as of September 30, 2006, after giving effect to this offering and an initial public offering price of US$12.50 per ADS (the mid-point of the estimated initial public offering price range set forth on the front cover of this prospectus). In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of outstanding or to-be-issued share options. All of the ordinary shares issuable upon the exercise of currently outstanding share options will be issued at a purchase price on a per ADS basis that is less than the initial public offering price per ADS in this offering. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.
Substantial future sales or perceived sales of our ADSs or ordinary shares in the public market could cause the price of our ADSs to decline.
       Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 239,994,754 ordinary shares outstanding, including 60,000,000 ordinary shares represented by 12,000,000 ADSs, or 239,994,754 ordinary shares outstanding, including 69,000,000 ordinary shares represented by 13,800,000 ADSs, if the underwriters exercise their option to purchase additional ADSs in full. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale upon the expiration of certain lock-up arrangements entered into with us, the underwriters and other shareholders as further described under “Underwriting” and “Shares Eligible for Future Sale.” In addition, ordinary shares that certain option holders will receive when they exercise their share options will not be available for sale until the later of (i) the first anniversary of the grant date and (ii) the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.
Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.
       We have adopted our amended and restated articles of association, which will become effective immediately upon completion of this offering. Our new articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.
Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.
       Holders of ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our amended and restated articles of association, the minimum notice period required to convene a general meeting is 14 days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. If requested in writing by us, the depositary will mail a notice of such a meeting to you. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but you may not receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.
You may be subject to limitations on transfers of your ADSs.
       Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings, and you may not receive distributions with respect to the underlying ordinary shares if it is impractical to make them available to you.
       We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, in the event we conduct any rights offering in the future, the depositary may not make such rights available to you or may dispose of such rights and make the net proceeds available to you. As a result, you may be unable to participate in our rights offerings and may experience dilution in your holdings.
       In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. As a result, the depositary may decide not to make the distribution and you will not receive such distribution.
We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.
       Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
       The Cayman Islands courts are also unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.
       There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.
       As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
       This prospectus contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.
       In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our expectations regarding the worldwide demand for electricity and the market for solar energy;

•	our beliefs regarding the effects of environmental regulation, lack of infrastructure reliability and long-term fossil fuel supply constraints;

•	our beliefs regarding the inability of traditional fossil fuel-based generation technologies to meet the demand for electricity;

•	our beliefs regarding the importance of environmentally friendly power generation;

•	our expectations regarding governmental support for the deployment of solar energy;

•	our beliefs regarding the acceleration of adoption of solar technologies;

•	our expectations with respect to advancements in our technologies;

•	our beliefs regarding the competitiveness of our solar products;

•	our expectations regarding the scaling of our manufacturing capacity;

•	our expectations with respect to increased revenue growth and our ability to achieve profitability resulting from increases in our production volumes;

•	our expectations with respect to our ability to secure raw materials, especially silicon wafers, in the future;

•	our future business development, results of operations and financial condition; and

•	competition from other manufacturers of PV products and conventional energy suppliers.
       This prospectus also contains data related to the PV market worldwide and in China. This market data, including market data from Solarbuzz, an independent solar energy research firm, include projections that are based on a number of assumptions. The PV market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the PV market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

       The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS
       We estimate that we will receive net proceeds from this offering of approximately US$134.8 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and assuming an initial public offering price of US$12.50 per ADS, the midpoint of the estimated initial public offering price range as set forth on the cover page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$12.50 per ADS would increase (decrease) the net proceeds to us from this offering by US$11.2 million, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.
       We intend to use the net proceeds we will receive from this offering primarily for the following purposes:

•	approximately US$50 million to purchase or prepay for raw materials;

•	approximately US$40 million to expand our manufacturing capacity; and

•	approximately US$10 million to invest in our research and development activities.
       We intend to use the remaining proceeds for other general corporate purposes and for potential acquisitions of, or investments in, businesses and technologies that we believe will complement our current operations and our expansion strategies. We do not currently have any agreements or understandings with third parties to make any material acquisitions of, or investments in, other businesses.
       Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Pending these uses, we intend to invest the net proceeds to us in short-term bank deposits, direct or guaranteed obligations of the U.S. government or other short-term money market instruments. These investments may have a material adverse effect on the U.S. federal income tax consequences of your investment in our ADSs. It is possible that we may become a passive foreign investment company for U.S. federal tax purposes, which could result in negative tax consequences for you. For a more detailed discussion of these consequences, see “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.” Also see “Risk Factors — Risks Related to Our Business — We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.”
       We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

CAPITALIZATION
       The following table sets forth our capitalization, as of September 30, 2006:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic conversion of all 79,644,754 of our outstanding series A convertible preference shares we issued in June and August 2006 into 79,644,754 ordinary shares upon the completion of this offering; and

•	on a pro forma as adjusted basis to give effect to (1) the conversion of all of our outstanding series A convertible preference shares and (2) the issuance and sale of 12,000,000 ADSs we are offering at an assumed initial public offering price of US$12.50 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, after deducting underwriting discounts, commissions and estimated offering expenses payable by us.
       You should read this table together with “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of September 30, 2006

					Pro Forma as	Pro Forma as
	Actual	Actual	Pro Forma	Pro Forma	Adjusted	Adjusted

	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Series A redeemable convertible preference shares, US$0.0001 par value; 79,644,754 shares issued and outstanding (liquidation value US$61.7 million)	423,704 (2)	53,606	—	—	—	—
Shareholders’ equity
Ordinary shares, US$0.0001 par value, 400,000,000 shares authorized; 100,350,000 shares issued and outstanding, 179,994,754 shares issued and outstanding on a pro forma basis and 239,994,754 shares issued and outstanding on a pro forma as adjusted basis(1)	84	11	147	19	198	25
Additional paid-in capital	82,208	10,401	502,173	63,534	1,567,866	198,364
Statutory reserve	2,245	284	2,245	284	2,245	284
Retained earnings	80,753	10,216	80,753	10,216	80,753	10,216
Total shareholders’ equity	165,290	20,912	585,318	74,053	1,651,062	208,889

Total capitalization	588,994	74,518	585,318	74,053	1,651,062	208.889	(3)

(1)	Exclude 10,799,685 ordinary shares reserved for future issuance under our 2006 equity incentive plan.

(2)	Include accrued dividends of RMB3.7 million (US$0.5 million), which will be paid to the holders of the series A convertible preference shares prior to the conversion of 79,644,754 series A convertible preference shares into 79,644,754 ordinary shares upon the completion of this offering.

(3)	A US$1.00 increase (decrease) in the assumed initial public offering price of US$12.50 per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$11.2 million.
       As of the date of this prospectus, there has been no material change to our capitalization as set forth above.

DILUTION
       If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the conversion of our series A convertible preference shares and the fact that the initial public offering price per ordinary share of our ADSs is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares. Our net tangible book value as of September 30, 2006 was approximately RMB158.7 million (US$20.1 million), or RMB1.58 (US$0.20) per ordinary share as of that date, and US$1.00 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the conversion of all outstanding series A convertible preference shares into ordinary shares upon the completion of this offering and the additional proceeds we will receive from this offering, from the assumed initial public offering price per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
       Without taking into account any other changes in net tangible book value after September 30, 2006, other than to give effect to our sale of the ADSs offered in this offering at the initial public offering price of US$12.50 per ADS after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us and the conversion of all outstanding series A convertible preference shares into ordinary shares upon the completion of this offering, our adjusted net tangible book value as of September 30, 2006 would have been RMB1,224.4 million (US$154.9 million), or RMB5.10 (US$0.65) per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, and RMB25.51 (US$3.23) per ADS. This represents an immediate increase in net tangible book value of US$0.45 per ordinary share and US$2.23 per ADS, to the existing shareholders and an immediate dilution in net tangible book value of US$1.85 per ordinary share and US$9.27 per ADS, to investors purchasing ADSs in this offering.
       The following table illustrates such dilution on a per ordinary share and per ADS basis:

Assumed initial public offering price per ordinary share	US$	2.50
Assumed initial public offering price per ADS	US$	12.50
Net tangible book value per ordinary share as of September 30, 2006	US$	0.20
Increase in net tangible book value per ordinary share attributable to this offering	US$	0.45
Adjusted net tangible book value per ordinary share after giving effect to the conversion of all outstanding series A convertible preference shares into ordinary shares upon the completion of this offering and the additional proceeds we will receive from this offering	US$	0.65
Dilution in net tangible book value per ordinary share to new investors in this offering	US$	1.85
Dilution in net tangible book value per ADS to new investors in this offering	US$	9.27
       A US$1.00 increase (decrease) in the assumed initial public offering price of US$12.50 per ADS would increase (decrease) our adjusted net tangible book value after giving effect to the offering by RMB88.2 million (US$11.2 million), the adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by RMB0.37 (US$0.05) per ordinary share and RMB1.84 (US$0.23) per ADS and the dilution in adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by RMB15.87 (US$2.01) per ordinary share and RMB79.36 (US$10.04) per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
       The following table summarizes, on an as adjusted basis, as of September 30, 2006, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Ordinary Shares
	Purchased			Total Consideration
							Average Price Per		Average Price
	Number		Percent	Amount		Percent	Ordinary Share		Per ADS

Existing shareholders	179,994,754	(1)	75.0%	US$	63,553,000	29.8%	US$	0.35	US$	1.77
New investors	60,000,000		25.0	US$	150,000,000	70.2%	US$	2.50	US$	12.50

Total	239,994,754		100.0%	US$	213,553,000	100.0%	US$	0.89	US$	4.45

(1)	Assumes conversion of all our series A convertible preference shares into ordinary shares upon completion of this offering.
       A US$1.00 increase (decrease) in the assumed initial public offering price of US$12.50 per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by US$12.0 million, US$12.0 million and US$0.25, respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY
       We have never declared or paid dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Under the amended and restated memorandum and articles of association that were in effect prior to this offering, holders of series A convertible preference shares were entitled to receive an annual 3.5% cumulative dividend. We will make a one-time cash dividend payment in the aggregate amount of approximately US$0.9 million immediately prior to this offering to these holders of the series A convertible preference shares.
       Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.
       We rely on dividends paid by Linyang China for our cash needs, including the funds necessary to pay dividends to our shareholders. The payment of dividends by Linyang China is subject to limitations. See “Risk Factors — Risks Related to Doing Business in China — We rely principally on dividends and other distributions on equity paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to pay dividends or other distributions to us could have a material adverse effect on our ability to conduct our business.”

EXCHANGE RATE INFORMATION
       The following table sets forth information regarding the noon buying rates in Renminbi and U.S. dollars for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate

	Period End	Average(1)	Low	High

2001	8.2766	8.2772	8.2709	8.2786
2002	8.2800	8.2772	8.2700	8.2800
2003	8.2767	8.2771	8.2765	8.2800
2004	8.2765	8.2768	8.2764	8.2774
2005	8.0702	8.1826	8.0702	8.2765
2006
June	7.9943	8.0042	7.9943	8.0225
July	7.9690	7.9897	7.9690	8.0018
August	7.9730	7.9722	7.9538	8.0000
September	7.9040	7.9334	7.8965	7.9545
October	7.8785	7.9019	7.8728	7.9168
November	7.8340	7.8622	7.8303	7.8750
December (through December 11)	7.8340	7.8267	7.8217	7.8350

Source: Federal Reserve Bank of New York

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
       On December 11, 2006, the noon buying rate was RMB7.8340 to US$1.00.
       We publish our financial statements in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of September 29, 2006, which was RMB7.9040 to US$1.00. No representation is made that the Renminbi amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all.
       The People’s Bank of China, or PBOC, issued a public notice on July 21, 2005 increasing the exchange rate of the Renminbi against the U.S. dollar by approximately 2% to RMB8.11 per US$1.00. Further to this notice, the PRC government has reformed its exchange rate regime by adopting a managed floating exchange rate regime based on market supply and demand with reference to a portfolio of currencies. Under this new regime, the Renminbi will no longer be pegged to the U.S. dollar. This change in policy has resulted in a more than 4% appreciation of the Renminbi against the U.S. dollar. The PRC government may decide to adopt an even more flexible currency policy in the future, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
       The following selected consolidated financial data have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated statements of operations for the period from August 27, 2004 (inception) to December 31, 2004, the year ended December 31, 2005 and the nine months ended September 30, 2006 and our consolidated balance sheets as of December 31, 2004, 2005 and September 30, 2006 have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm. The report of Ernst & Young Hua Ming on those consolidated financial statements is included elsewhere in this prospectus, and the selected consolidated financial information for those periods and as of those dates are qualified by reference to those financial statements and that report, and should be read in conjunction with them and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The selected consolidated statement of operations data for the nine months ended September 30, 2005 has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus, which have been prepared on the same basis as our audited consolidated financial statements and contain normal recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the results for such unaudited periods. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	Period from
	August 27, 2004			Nine Months Ended September 30,
	(Inception) to	Year Ended
	December 31, 2004	December 31, 2005		2005	2006		2006

	(RMB)	(RMB)	(US$)	(RMB)	(RMB)		(US$)
				(unaudited)
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data
Net revenue
PV modules	—	165,636	20,956	86,484	360,154		45,566
PV cells	—	542	68	—	6,624		838
PV cells processing	—	—	—	—	19,461		2,462

Total net revenue	—	166,178	21,024	86,484	386,239		48,866

Cost of revenue
PV modules	—	(139,481)	(17,647)	(75,627)	(255,867)		(32,371)
PV cells	—	(422)	(53)	—	(5,548)		(702)
PV cells processing	—	—	—	—	(6,014)		(761)

Total cost of revenue	—	(139,903)	(17,700)	(75,627)	(267,429)		(33,834)

Gross profit	—	26,275	3,324	10,857	118,810		15,032

Operating expenses
Selling expenses	—	(5,258)	(665)	(2,653)	(6,023)		(762)
General and administrative expenses	(629)	(4,112)	(520)	(2,711)	(31,585	) (1)	(3,996)
Research and development expenses	—	(750)	(95)	(415)	(2,723)		(344)

Total operating expenses	(629)	(10,120)	(1,280)	(5,779)	(40,331)		(5,102)

	Period from
	August 27, 2004			Nine Months Ended September 30,
	(Inception) to	Year Ended
	December 31, 2004	December 31, 2005		2005	2006	2006

	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
				(unaudited)
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data
Operating profit (loss)	(629)	16,155	2,044	5,078	78,479	9,930
Interest expenses	—	(123)	(15)	—	(3,855)	(488)
Interest income	22	95	12	24	492	62
Exchange losses	—	(1,768)	(224)	(935)	(2,123)	(269)
Other income	—	215	27	215	486	61
Other expenses	—	(260)	(33)	(207)	(474)	(60)
Change in fair value of embedded foreign currency derivative	—	—	—	—	(1,082)	(137)
Government grant	—	—	—	—	640	81

Net income (loss) before tax and minority interests	(607)	14,314	1,811	4,175	72,563	9,180
Income tax benefit	—	96	12	52	574	73
Minority interest	—	—	—	—	(266)	(33)

Net income (loss)	(607)	14,410	1,823	4,227	72,871	9,220

Net income (loss) attributable to ordinary shareholders	(607)	14,410	1,823	4,227	69,195	8,754

Net income (loss) per share
— Basic	(0.01)	0.26	0.03	0.08	0.69	0.09
— Diluted	(0.01)	0.22	0.03	0.07	0.55	0.07
Shares used in computation
— Basic	51,994,399	54,511,540	54,511,540	51,994,399	100,350,000	100,350,000
— Diluted	51,994,399	66,366,469	66,366,469	58,178,291	131,624,178	131,624,178
Pro forma net income per share
— Basic		0.11	0.01		0.40	0.05
— Diluted		0.09	0.01		0.37	0.05
Shares used in computation
— Basic		134,156,294	134,156,294		179,994,754	179,994,754
— Diluted		160,296,813	160,296,813		195,923,705	195,923,705

(1)	In the nine months ended September 30, 2006, we recorded a share compensation charge of RMB10.3 million (US$1.3 million), which related to a sale of our ordinary shares to Linyang Electronics, a company controlled by our chairman and chief executive officer, at less than fair market value by other shareholders of our company and a share compensation charge of RMB12.1 million (US$1.5 million) as a result of the issuance of series A convertible preference shares to Good Energies Investments Limited.

	Period from
	August 27, 2004			Nine Months Ended September 30,
	(Inception) to	Year Ended
	December 31, 2004	December 31, 2005		2005	2006		2006

	(RMB)	(RMB)	(US$)	(RMB)	(RMB)		(US$)
				(unaudited)
	(in thousands, except margin and other operating data)
Other Financial Data
Gross margin	—	15.8%		12.6%	30.8%
Operating margin	—	9.7%		5.9%	20.3	% (1)
Net margin	—	8.7%		4.9%	18.9	% (1)
Net cash from (used in)
operating activities	(8,180)	(76,582)	(9,688)	(76,194)	(414,929)		(52,497)
Capital expenditures	(295)	(37,464)	(4,740)	(19,167)	(95,355)		(12,064)
Other Operating Data
Amount of PV cells produced (including PV cell processing) (in MW)	—	1.0 (2)		—	16.2	(3)
Amount of PV modules produced (in MW):	—	5.5		3.1	11.3
Average selling price (in US$/W):
PV cells(4)	—	3.00		—	3.05
PV modules(5)	—	3.93		3.91	4.02

(1)	Inclusive of the share compensation charge of RMB10.3 million (US$1.3 million) related to a sale of our ordinary shares to Linyang Electronics by other shareholders of our company and the share compensation charge of RMB12.1 million (US$1.5 million) as a result of the issuance of series A convertible preference shares to Good Energies Investments Limited.

(2)	Of which 0.9 MW was used in our PV module production.

(3)	Of which 11.5 MW was used in our PV module production and 3.3 MW represented output from our PV cell processing services that we delivered to our customers in the form of PV cells.

(4)	All sales contracts for PV cells are denominated in Renminbi. Translations of Renminbi into U.S. dollars have been made at period end exchange rates.

(5)	Represents the average unit selling price in U.S. dollars specified in the sales contracts for PV modules.

       The following table represents a summary of our consolidated balance sheet data as of December 31, 2004, and 2005, and September 30, 2006.

		As of		As of
	As of	December 31,		September 30,
	December 31, 2004	2005		2006

	(RMB)	(RMB)	(US$)	(RMB)	(US$)
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	3,525	7,054	892	68,946	8,723
Restricted cash	—	22,229	2,812	25,376	3,210
Accounts receivable	—	—	—	13,798	1,746
Inventories	4,511	76,819	9,719	221,608	28,037
Advance to suppliers	4,850	61,312	7,757	388,123	49,105
Other current assets	762	20,705	2,620	30,864	3,905
Amount due from related parties	18,000	—	—	153	20
Fixed assets, net	292	55,146	6,977	135,564	17,151
Deferred initial public offering cost	—	—	—	25,506	3,227
Total assets	31,940	243,361	30,789	917,946	116,137
Short-term bank borrowings	—	20,000	2,530	184,746	23,374
Long-term bank borrowings, current portion	—	—	—	8,000	1,012
Accounts payable	2,221	18,794	2,378	19,905	2,518
Notes payable	—	20,000	2,530	—	—
Accrued expenses and other liabilities	301	22,920	2,900	50,271	6,360
Customer deposits	—	55,319	6,999	32,577	4,122
Amount due to related parties	25	32,658	4,132	336	43
Long-term bank borrowings, non-current portion	—	—	—	23,000	2,910
Total liabilities	2,547	169,691	21,469	318,835	40,339
Minority interests	—	—	—	10,117	1,280
Series A redeemable convertible preference shares	—	—	—	423,704	53,606
Total shareholders’ equity	29,393	73,670	9,320	165,290	20,912
Total liabilities, preference shares and shareholders’ equity	31,940	243,361	30,789	917,946	116,137

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
       The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” beginning on page 13 of this prospectus.
Overview
       We are an established manufacturer of both PV cells and PV modules in China. We manufacture and sell a variety of PV cells and PV modules using advanced manufacturing process technologies that have helped us to rapidly increase our operational efficiency. All of our PV modules are currently produced using PV cells manufactured at our own facilities. We also provide PV cell processing services for some of our silicon suppliers. In addition, we recently incorporated Shanghai Linyang to provide system integration services in China whereby we tailor our PV products for specific customers’ needs and link them with the end-use devices that require solar power. We sell our products both directly to system integrators and through third party distributors.
       We commenced operations on August 27, 2004 through Linyang China. On August 27, 2004, Linyang Electronics, one of the leading electricity-measuring instrument manufacturers in China, owned 68% of the equity interests of Linyang China. In anticipation of our initial public offering, we incorporated Solarfun Power Holdings Co., Ltd., or Solarfun, in the Cayman Islands on May 12, 2006 as our listing vehicle. To enable us to raise equity capital from investors outside of China, we established a holding company structure by incorporating Linyang Solar Power Investment Holding Ltd., or Linyang BVI, in the British Virgin Islands on May 17, 2006. Linyang BVI is wholly-owned by Solarfun. Linyang BVI purchased all of the equity interests in Linyang China on June 2, 2006 from Linyang Electronics and the three other shareholders of Linyang China for aggregate consideration of US$7.3 million. This transaction was accounted for as a recapitalization. In March and April 2006, we established two majority-owned subsidiaries in China, Shanghai Linyang and Sichuan Leshan Jiayang New Energy Co., Ltd., or Sichuan Jiayang, to expand our business into new markets and sectors. As of September 30, 2006, we owned 83% and 55% of the equity interest in Shanghai Linyang and Sichuan Jiayang, respectively.
       We operate and manage our business as a single segment. We produced 5.6 MW of our PV products in 2005 and 16.2 MW of our PV products (including PV cell processing) in the nine months ended September 30, 2006. The average selling price of our PV modules was US$3.93 per watt and US$4.02 per watt in 2005 and the nine months ended September 30, 2006, respectively, and the average selling price of our PV cells was US$3.00 per watt and US$3.05 per watt during the same periods. In 2005 and the nine months ended September 30, 2006, approximately 79.7% and 93.7%, respectively, of our net revenue were attributable to sales to customers outside of the PRC. Moreover, in 2005 and the nine months ended September 30, 2006, customers accounting for more than 10% of our net revenue accounted in the aggregate for 50.8% and 76.4%, respectively, of our net revenue. Our products and services are primarily provided to European customers under our proprietary “Solarfun” brand.
       Since we completed our PV cell manufacturing line in November 2005, we began using our own PV cells for the production of our PV modules and only sell our PV cells to third parties on a selective basis. In the nine months ended September 30, 2006, all of our PV module products were manufactured using our own PV cells. In the three months ended December 31, 2005 and the nine months ended September 30, 2006, we produced 1.0 MW and 16.2 MW of PV cells, respectively, of which 0.9 MW and 11.5 MW was used for our module production during the respective periods. Out of 16.2 MW of PV cells produced in the nine months ended September 30, 2006, we produced 3.3 MW of PV cells as PV cell processing services for our customers.
       We have experienced significant revenue and earnings growth since we commenced operations in August 2004. Our net revenue and net income were RMB166.2 million (US$21.0 million) and RMB14.4 million (US$1.8 million), respectively, in 2005. Our net revenue was RMB386.2 million (US$48.9 million) in the first nine months of 2006, compared to RMB86.5 million in the same period in 2005. We had net income of RMB72.9 million (US$9.2 million) in the first nine months of 2006 and RMB4.2 million in the same period in 2005. The significant increase in our net revenue since 2005 was primarily due to the increase in sales of PV modules as well as the increase in the average selling price of our PV modules, while the significant increase in our net income was primarily a result of the cost savings derived from using our own PV cells for our PV module production since November 2005 and improved economies of scale in our operations.
Limited Operating History
       We have a limited operating history upon which you can evaluate our business. You should consider the risks and difficulties frequently encountered by companies with a relatively short operating history, such as us, in new and rapidly evolving markets, such as the PV market. Our rapid revenue growth since we started operations in August 2004 should not be taken as indicative of the rate of revenue growth, if any, that can be expected in the future. In addition, our limited operating history provides a limited historical basis to assess the impact that critical accounting policies may have on our business and our financial performance.
Key Factors Affecting Our Financial Performance
       The most significant factors affecting our financial performance are:

•	availability and price of silicon wafers;

•	average selling price of our PV products;

•	manufacturing capacity;

•	process technologies; and

•	industry demand.
Availability and Price of Silicon Wafers
       Silicon wafers are the most important raw materials for manufacturing PV products, and substantially all of our raw material costs are attributable to silicon wafers. There is currently an industry-wide shortage of silicon and silicon wafers due to increased demand as a result of recent expansions and large demand in the solar energy and semiconductor industries, which has resulted in significant price increases for, and a shortage of, silicon and silicon wafers in 2004, 2005 and the nine months ended September 30, 2006. As the solar energy industry continues to grow, we believe the average prices of silicon and silicon wafers may increase and we expect the shortages of silicon and silicon wafers will continue. Moreover, as building silicon manufacturing lines generally requires significant upfront capital commitment and it typically takes an average of two to three years to construct a manufacturing line and ramp up production, silicon suppliers are generally willing to expand their capacity only if they are certain of sufficient customer demand. As a result, silicon and silicon wafer suppliers are increasingly requiring customers to make prepayments for raw materials well in advance of their shipment, which, in turn, leads to significant working capital commitments for PV product manufacturers such as us.

       We do not currently produce silicon or silicon wafers ourselves but source them from other companies. To maintain competitive manufacturing operations, we depend on our suppliers’ timely delivery of quality silicon wafers in sufficient quantities and at acceptable prices. Our silicon wafer suppliers, in turn, depend on silicon manufacturers to supply silicon required for the production of silicon wafers. The significant growth of the solar energy industry has resulted in a significant increase in demand for silicon and silicon wafers. In addition, some suppliers of silicon also supply to silicon wafer manufacturers for the semiconductor industry, which typically have greater buying power and market influence than manufacturers for the solar energy industry.
       As we expect the shortage of silicon and silicon wafers to continue in 2006 and 2007, we entered into various short-term and long-term supply agreements in 2006 with our major silicon and silicon wafer suppliers to secure adequate and timely supply of silicon wafers. In particular, we have entered into agreements for the provision of silicon materials to meet our planned silicon supply requirements for the remainder of 2006, a majority of our planned silicon supply requirements in 2007 and a significant portion of our planned silicon supply requirements in 2008, including through:

•	supply agreements entered into in March and July 2006 with ReneSola Co., Ltd., or ReneSola, under which ReneSola has agreed to supply us with an aggregate of 20.3 MW of silicon wafers through the end of 2007, with the majority of the deliveries to be made in 2007;

•	supply and framework supply agreements entered into with Jiangxi LDK Solar Hi-Tech Co., Ltd., or LDK, a wafer manufacturer located in Jiangxi Province, China. Under an amendment to prior supply agreements with LDK that we entered into in November 2006, LDK will provide 9.3 MW of silicon wafers to us from December 2006 to July 2007 based on a fixed price. Furthermore, we entered into a framework supply agreement with LDK, under which product purchase prices and delivery schedules for the contracted periods are not fixed. Under this agreement, LDK will provide 56.4 MW of silicon wafers from July 2007 to June 2008. The actual product purchase prices will be negotiated between us and LDK in good faith during the contracted periods based on market prices; and

•	supply agreements with several other suppliers, under which these suppliers agreed to supply us with an aggregate amount of 41.7 MW of silicon wafers through the end of 2007.
       In addition, we entered into a supply agreement in June 2006 with E-mei Semiconductor Material Factory in Sichuan Province, China, or E-mei. This agreement became effective in October 2006 and was further amended in November 2006. Under this agreement, we agreed to make prepayments totaling RMB220 million over a period not longer than 18 months starting from October 2006 to secure exclusive rights to purchase the silicon products to be produced by E-mei’s future manufacturing facility at a discount to the prevailing market price for five years starting from the completion of the facility. E-mei will use the prepayments to construct a new manufacturing facility with an expected annual production capacity of 500 tons of silicon products. The agreement also provides that E-mei will complete the construction of the new manufacturing facility within 18 months after the effective date of the agreement. Moreover, under another supply contract we entered into with E-mei in October 2006, E-mei agreed to reserve for us at least 50% of its annual manufacturing capacity for solar energy products at its existing silicon production facilities in 2007.
       We cannot assure you that we will be able to secure sufficient quantities of silicon and silicon wafers to meet our planned increase in manufacturing capacity. See “Risk Factors — Risks Related to Our Company and Our Industry — We are currently experiencing an industry-wide shortage of silicon wafers. The prices that we pay for silicon wafers have increased in the past and we expect prices may continue to increase in the future, which may materially and adversely affect our revenue growth and decrease our gross profit margins and profitability.” If the market price of silicon and silicon wafers increases, our suppliers may seek to renegotiate the terms of these supply contracts and may request for price increases on us. Increases in the prices of silicon and silicon wafers have in the past increased our production costs and may impact our cost of revenue, gross margins and profitability in the future. We have been successful in absorbing such increases in silicon wafer costs by improving our process technologies, increasing our manufacturing efficiencies or passing such cost increases to our customers. However, we cannot assure you that we will be able to absorb future silicon and silicon wafer price increases and continue to increase our gross margin and profitability.
       In addition, due to a shortage of raw materials for the production of silicon wafers, increased market demand for silicon wafers, a failure by some silicon suppliers to achieve expected production volumes and other factors, some of our major silicon wafer suppliers failed to fully perform during 2006 on their silicon wafer supply commitments to us, and we consequently did not receive all of the contractually agreed quantities of silicon wafers from these suppliers. We subsequently cancelled or renegotiated these silicon supply contracts, resulting in an aggregate decrease in the delivered or committed supply under these contracts from approximately 142 MW to approximately 71 MW for the period from June 2006 to June 2008. In particular, we entered into a framework supply agreement with LDK in December 2005, under which LDK agreed to provide us with an aggregate of 16.3 MW of silicon wafers from April 2006 through the end of 2007. The purchase price under this agreement for the period from April 2006 to December 2006 is fixed. We entered into another framework supply agreement with LDK in May 2006, under which LDK agreed to provide us with an aggregate of 595.0 MW of silicon wafers from 2006 to 2010. This framework agreement was not based on a fixed price. We also entered into three supply agreements with LDK in December 2005, May 2006 and July 2006, under which LDK agreed to supply us with an aggregate of 12.0 MW silicon wafers from April 2006 to April 2007 based on fixed prices. These two framework agreements and three supply agreements were cancelled in November 2006. Prior to this cancellation, LDK had supplied 3.3 MW of silicon wafers to us under these four silicon supply agreements. In November 2006, we entered into a new framework supply agreement with LDK, under which product purchase prices and delivery schedules for the contracted periods are not fixed. Under this agreement, LDK will provide 56.4 MW of silicon wafers from July 2007 to June 2008. Furthermore, we entered into a supply agreement with LDK in November 2006, under which LDK will provide 9.3 MW of silicon wafers to us from December 2006 to July 2007 based on fixed prices. The purchase price of the new supply agreement is higher than those of the framework supply agreement entered into in December 2005 and one of the three cancelled supply agreements, but lower than the purchase prices of the two other cancelled supply agreements. Furthermore, we were able to enter into agreements with other suppliers to replace the majority of the remaining supply shortfall at a lower average silicon purchase price. Nevertheless, we cannot assure you that we will not experience similar or additional shortfalls of silicon or silicon wafers from our suppliers in the future or that, in the event of such shortfalls, we will be able to find other silicon suppliers to satisfy our production needs. See “Risk Factors — Risks Related to Our Company and Our Industry — Our dependence on a limited number of suppliers for a substantial majority of silicon and silicon wafers could prevent us from delivering our products in a timely manner to our customers in the required quantities, which could result in order cancellations, decreased revenue and loss of market share.”
Average Selling Price of Our PV Products
       PV products are priced based on the number of watts of electricity they can generate. Pricing of PV products is principally affected by the manufacturing costs, including the cost of silicon wafers, as well as the overall demand in the PV industry. Increased economies of scale and advancement of process technologies over the past decade have also led to a reduction in manufacturing costs and the prices of PV products.

       We generally price our products based on the prevailing market price at the time we enter into sales contracts with our customers, taking into account the size of the contract, the strength and history of our relationship with each customer and our capacity utilization. From time to time, we enter into agreements where the selling price for certain of our PV products is fixed over a defined period. This has helped reduce our exposure to risks from decreases in PV cell prices generally, but has, on the other hand, also prevented us from benefiting from price increases. An increase in our manufacturing costs, including the cost of silicon wafers, over such a defined period could have a negative impact on our overall gross profit. Our gross profit may also be impacted by certain adjustments for inventory reserves.
       Prices of PV products have risen gradually as a result of the growth in the demand for PV products worldwide and shortages of silicon and silicon wafers in 2004, 2005 and 2006. The average selling price of our PV modules was US$3.93 and US$4.02 per watt in 2005 and the nine months ended September 30, 2006, respectively, and the average selling price of our PV cells was US$3.00 and US$3.05 per watt during the same periods. Fluctuations in the prevailing market prices have historically affected the prices of our products and may continue to have a material effect on the prices of our products in the future.
       We believe that the high conversion efficiencies of our PV products and our low-cost manufacturing capabilities have enabled us to price our products competitively, and will further provide us with flexibility in adjusting our price while maintaining our profit margin.
Manufacturing Capacity
       Capacity and capacity utilization are key factors in growing our net revenue and gross profit. In order to accommodate the growing demand for our products, we have expanded, and plan to continue to expand, our manufacturing capacity. An increase in capacity has a significant effect on our financial results, both by allowing us to produce and sell more PV products and achieve higher net revenue, and by lowering our manufacturing costs as a result of increased economies of scale.
       Due to current strong end-market demand for PV products, we have been attempting to maximize the utilization of our available manufacturing capacity as it comes on-line, so as to allow us to spread our fixed costs over a higher production volume, thereby reducing our per unit and per MW fixed costs. As we build additional production facilities, our fixed costs will increase, and the overall utilization rate of our production facility could decline, which could negatively impact our gross profit. However, regardless of the capacity of a particular manufacturing facility, our capacity utilization may vary greatly depending on the mix of products we produce at any particular time.
       We have expanded rapidly our manufacturing capacity since our establishment in August 2004. We produced 5.6 MW of our PV products in 2005 and 16.2 MW of our PV products (including PV cell processing) in the nine months ended September 30, 2006. We currently operate two PV cell manufacturing lines with an annualized aggregate capacity of 60 MW and have an aggregate annualized PV module manufacturing capacity of 60 MW. We commenced commercial production on these PV cell manufacturing lines in November 2005 and September 2006, respectively. We plan to increase our annual manufacturing capacity of PV cells in terms of capacity installed or under installation to 120 MW by the end of 2006. We expect to use the net proceeds from the sale of our series A convertible preference shares and from this offering to fund these contemplated expansions in manufacturing capacity.
Process Technologies
       Advancements of process technologies have enhanced conversion efficiencies of PV products. High conversion efficiencies reduce the manufacturing cost per watt of PV products and could thereby contribute to increasing gross profit margins. For this reason, solar energy companies, including us, are continuously developing advanced process technologies for large-scale manufacturing while reducing costs to maintain and improve profit margins.
       Since our first PV cell production line became operational in November 2005, we have increased the average daily output of each of our monocrystalline PV cell production lines to 26,000 cells for the month ended September 30, 2006, improved the conversion efficiency of our monocrystalline PV cells to 16.8%, and reduced monocrystalline PV cell thickness to 200 microns and the average cell breakage rate to 2.7%. Our advanced process technologies have also significantly improved our productivity and increased the efficiency of our raw material usage, both of which have led to the lowering of the cost per watt of our products and improved our gross profit margins.
Industry Demand
       Our business and revenue growth depends on PV industry demand. There has been a significant growth of the PV market in the past decade. According to Solarbuzz, the global PV market increased from 345 MW in 2001 to 1,460 MW in 2005 in terms of total annual PV installations. Annual PV installations are expected to increase to 3.9 GW by 2010. See “Our Industry.” In addition, any policy changes by relevant governmental bodies in certain key countries towards the solar energy industry will also have an impact on PV industry demand and, as a result, our business, financial condition, results of operations and prospects.
Net Revenue
       We currently generate a substantial majority of our net revenue from the production and sale of PV modules. We also generate a small portion of our net revenue from the sale of PV cells to third parties. In addition, we have also entered into PV cell processing arrangements with certain silicon suppliers to produce PV cells made from silicon provided by these customers, and a portion of our net revenue in the nine months ended September 30, 2006 was derived from these services. We record the amount of revenue on these processing transactions based on the amount received from a customer for PV cells sold less the amount paid for the raw materials purchased from the same customer. The revenue recognized is recorded as PV cell processing revenue and the production costs incurred related to providing the processing services are recorded as PV cell processing costs within cost of revenue. Furthermore, in the event we pay the shipping costs on behalf of our customers, we include the shipping costs passed on to our customers in our sales revenue. We record revenue net of all value-added taxes imposed by governmental authorities and collected by us from customers concurrent with revenue-producing transactions.
       The following table sets forth the net revenue from our principal products and services and as a percentage of our net revenue for the periods indicated.

	Year Ended			Nine Months Ended
	December 31, 2005			September 30, 2006

			Percentage of			Percentage of
	Amount		Net Revenue	Amount		Net Revenue

	(RMB)	(US$)		(RMB)	(US$)
	(In thousands, except percentages)
Net Revenue:
PV modules	165,636	20,956	99.7%	360,154	45,566	93.3%
PV cells	542	68	0.3	6,624	838	1.7
PV cell processing	—	—	—	19,461	2,462	5.0

Total	166,178	21,024	100.0%	386,239	48,866	100.0%

       We commenced manufacturing and selling PV modules in January 2005, and had net revenue of RMB165.6 million (US$20.9 million) in 2005 and RMB360.1 million (US$45.6 million)

in the nine months ended September 30, 2006. During this period, we experienced both increased sales volumes and increases in the average selling prices for our PV modules.
       We began manufacturing PV cells in November 2005, primarily to supply our PV module production. As a result, we only sold a small number of the total PV cells we manufactured to certain customers to maintain business relationships. Since our business strategy is focused on increasing our own output of PV modules on a cost-efficient basis, we plan to continue to use the substantial majority of our PV cells for use in manufacturing our PV modules and will maintain our sale of PV cells to third parties at a relatively low level. In 2005 and the nine months ended September 30, 2006, our net revenue from the sale of PV cells was RMB0.5 million (US$0.07 million) and RMB6.6 million (US$0.8 million), respectively.
       In the nine months ended September 30, 2006, we provided services to certain of our silicon suppliers to process their silicon wafers into PV cells. We record as our net revenue from such services the gross revenue from sales of PV cells less the purchase cost of the silicon wafers. We recorded RMB19.5 million (US$2.5 million) as our net revenue from these services in this period. We plan to continue providing these services only on a selective basis to maintain relationships with certain of our silicon suppliers, as well as to optimize utilization of our manufacturing facilities, particularly during periods in which there is a shortage of silicon and silicon wafers.
       We currently depend on a limited number of customers for a high percentage of our net revenue. In 2005 and the nine months ended September 30, 2006, customers accounting for more than 10% of our net sales accounted for an aggregate of 50.8% and 76.4%, respectively, of our net revenue. From a geographic standpoint, Europe, particularly Germany, has been our largest market. In 2005 and the nine months ended September 30, 2006, our sales to European customers accounted for 79.7% and 93.7%, respectively, of our net revenue, with German customers accounting for 76.2% and 45.7%, respectively, in such periods. Although we anticipate that our dependence on a limited number of customers in a few concentrated geographic regions will continue for the foreseeable future, we are actively expanding our customer base and geographic coverage through various marketing efforts, especially in other developing European PV markets, such as Spain, Italy and Austria.
       Sales to our customers are typically made through non-exclusive, short-term arrangements. We require payment of deposits of a certain percentage of the contract price from our customers which we record under customer deposits in our consolidated balance sheets. Once the revenue recognition criteria are met, we then recognize these payments as net revenue. As of December 31, 2005 and September 30, 2006, we had received deposits of RMB55.3 million (US$7.0 million) and RMB32.6 million (US$4.1 million), respectively.

Costs of Revenue and Operating Expenses
Cost of Revenue
       The following table sets forth our cost of revenue and operating expenses and these amounts as percentages of our net revenue for the periods indicated.

	Year Ended			Nine Months Ended
	December 31, 2005			September 30, 2006

			Percentage of				Percentage of
	Amount		Net Revenue	Amount			Net Revenue

	(RMB)	(US$)		(RMB)		(US$)
	(In thousands, except percentages)
Cost of revenue	(139,903)	(17,700)	84.2%	(267,429)		(33,834)	69.2%

Operating expenses:
Selling expenses	(5,258)	(665)	3.2	(6,023)		(762)	1.6
General and administrative expenses	(4,112)	(520)	2.5	(31,585	) (1)	(3,996)	8.2
Research and development expenses	(750)	(95)	0.4	(2,723)		(344)	0.7

Total	(10,120)	(1,280)	6.1%	(40,331)		(5,102)	10.5%

(1)	In the nine months ended September 30, 2006, we recorded a share compensation charge of RMB10.3 million (US$1.3 million), which related to a sale of our ordinary shares to Linyang Electronics, a company controlled by our chairman and chief executive officer, at less than fair market value by other shareholders of our company and a share compensation charge of RMB12.1 million (US$1.5 million) as a result of the issuance of series A convertible preference shares to Good Energies Investments Limited.
       Our cost of revenue includes the cost of raw materials used for our PV module and PV cell production and PV cell processing, such as silicon wafers, and other direct raw materials and components, including ethylene vinyl acetate, triphenyltin, tempered glass, connecting bands, welding bands, silica gel, aluminum alloy and junction boxes. The costs relating to providing the PV cell processing services are recorded as service processing costs within cost of revenue. We expect the cost of silicon wafers, our primary raw material for the manufacturing of PV products, will continue to constitute a substantial portion of our cost of revenue in the near future.
       Other items contributing to our cost of revenue are direct labor, which includes salaries and benefits for personnel directly involved in manufacturing activities, manufacturing overhead, which consists of utility, maintenance of production equipment, shipping and handling costs for products sold, and other support expenses associated with the manufacturing of our PV products and depreciation and amortization of manufacturing equipment and facilities.
       We expect cost of revenue to increase as we increase our capacity and production volume. Potential increases in our suppliers’ cost of silicon wafers as well as the potential increase in shipping costs for our PV products may also contribute to higher cost of revenue.
       Silicon wafers are the most important raw materials for our products. We record the purchase price of silicon wafers and other raw materials initially as inventory in our consolidated balance sheets, and then transfer this amount to cost of revenue after the raw materials are consumed in our manufacturing process and the finished products are sold and delivered. As of December 31, 2005 and September 30, 2006, our inventory of raw materials totaled

RMB65.0 million (US$8.2 million) and RMB187.6 million (US$23.7 million), respectively, of which RMB58.2 million (US$7.3 million) and RMB168.8 million (US$21.4 million), respectively, represent silicon and silicon wafers. Silicon suppliers generally require prepayments from us in advance of delivery. We classify such prepayments as advances to suppliers and record such prepayments under current assets in our consolidated balance sheets. However, if such suppliers fail to fulfill their delivery obligations under the silicon supply agreements, we may not be able to recover such prepayments and would suffer losses, which may have a significant impact on our financial condition and results of operations.
Operating Expenses
       Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses.
Selling Expenses
       Our selling expenses primarily consist of warranty costs, advertising and other promotional expenses, and salaries, commissions, traveling expenses and benefits for our sales and marketing personnel. As we intend to pursue an aggressive marketing strategy to promote our products in different geographic markets, we expect that our selling expenses will increase for the immediate future. In 2005 and the nine months ended September 30, 2006, our selling expenses were RMB5.3 million (US$0.7 million) and RMB6.0 million (US$0.8 million), respectively.
       We provide a two-year unlimited warranty for technical defects, a 10-year warranty against declines of greater than 10%, and a 20 or 25-year warranty against declines of greater than 20%, in the initial power generation capacity of our PV modules. As a result, we bear the risk of extensive warranty claims for a long period after we have sold our products and recognized net revenue. Since we began selling PV modules in February 2005, none of our PV products has been in use for more than two years. We consider various factors when determining the likelihood of product defects, including an evaluation of our quality controls, technical analysis, industry information on comparable companies and our own experience. As of December 31, 2005 and September 30, 2006, our accrued warranty costs totaled RMB1.5 million (US$0.2 million) and RMB5.1 million (US$0.6 million), respectively. Since our products have been in use for only a relatively short period, our assumptions regarding the durability and reliability of our products may not be accurate. Since we began to sell our products in 2005, we provided RMB1.6 million (US$0.2 million) and RMB3.6 million (US$0.5 million) in warranty costs in 2005 and the nine months ended September 30, 2006, respectively.
General and Administrative Expenses
       Our general and administrative expenses primarily consist of salaries and benefits of our administrative staff, depreciation charges of fixed assets used for administrative purposes, as well as administrative office expenses including, among others, consumables, traveling expenses, insurance and share compensation expenses. In 2005 and the nine months ended September 30, 2006, our general and administrative expenses were RMB4.1 million (US$0.5 million) and RMB31.6 million (US$4.0 million), respectively. The significant increase in these expenses during the nine months ended September 30, 2006 was mainly due to a RMB12.1 million (US$1.5 million) share compensation charge as a result of the issuance of series A convertible preference shares to Good Energies Investments Limited. An additional RMB10.3 million (US$1.3 million) in share compensation expenses was recorded relating to a sale of our ordinary shares to Linyang Electronics, a company controlled by our chairman and chief executive officer, at less than fair market value by other shareholders of our company. See notes 13 and 15 to our consolidated financial statements included elsewhere in this prospectus.

       After this offering, we will become a public company and will incur a significantly higher level of legal, accounting and other expenses than we did as a private company and, as a result, our general and administrative expenses may increase significantly. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and the Nasdaq Global Market have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.
Research and Development Expenses
       Our research and development expenses primarily consist of salaries and benefits of our research and development staff, other expenses including depreciation, materials used for research and development purpose, and the travel expenses incurred by our research and development staff or otherwise in connection with our research and development activities. In 2005 and the nine months ended September 30, 2006, our research and development expenses were RMB0.7 million (US$0.1 million) and RMB2.7 million (US$0.3 million), respectively.
Share Compensation Expenses
       We adopted our 2006 equity incentive plan in November 2006 pursuant to which we may issue up to 10,799,685 ordinary shares upon exercise of awards granted under the plan. As of November 30, 2006, options to purchase 8,012,998 ordinary shares have been granted under this plan at an exercise price of US$1.80 per ordinary share. As a result of these option grants and potential future grants under this plan, we expect to incur significant share compensation expenses in future periods. As of the date of this prospectus, we plan to use US$2.50 per ordinary share, the per-ordinary share equivalent of the estimated initial public offering price of US$12.50 per ADS (the mid-point of our estimated initial public offering price range), based on an ordinary share-to-ADS ratio of 5:1, as the underlying ordinary share value when calculating the total share-based compensation expenses. Based on our preliminary evaluation, we have estimated the total share-based compensation expenses to be RMB76.9 million (US$9.7 million). We expect to recognize this amount ratably over the vesting period. The vesting period ranges from six months to five years commencing December 2006. Based on the current estimates, we will recognize 2.4%, 26.4%, 24.3%, 21.5%, 13.6% and 11.8% of this amount during the three months ended December 31, 2006 and each of the year ended December 31, 2007, 2008, 2009, 2010 and 2011, respectively. Given the preliminary nature of our estimates, our actual share-based compensation expenses may be materially different from our current expectations upon further evaluation. We have adopted SFAS No. 123-R for the accounting treatment of our share option plan and we will record compensation expenses based on the fair value of the award, which is determined with the assistance of a third party valuer. See “— Recent Accounting Pronouncements” and “Management — 2006 Equity Incentive Plan.”
       In 2005, we recorded RMB0.5 million (US$0.06 million) as share compensation expenses relating to shares subscribed for by Linyang Electronics in connection with a rights offering. In the nine months ended September 30, 2006, we recorded share compensation expenses of RMB10.3 million (US$1.3 million), which was reflected entirely in our general and administrative expenses for that period, relating to a sale of our ordinary shares to Linyang Electronics, a company controlled by our chairman and chief executive officer, at less than fair market value by other shareholders of our company, and a share compensation charge of RMB12.1 million (US$1.5 million) as a result of the issuance of series A convertible preference shares to Good Energies Investments Limited. See “— Operating Expenses — General and Administrative Expenses” and notes 13 and 15 to our consolidated financial statements included elsewhere in this prospectus.

Taxation
PRC Enterprise Income Tax
       PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. In accordance with the PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, or the Income Tax Law, and the related implementing rules, foreign invested enterprises incorporated in the PRC are generally subject to an enterprise income tax rate of 33%, consisting of 30% state enterprise income tax and 3% local enterprise income tax. The Income Tax Law and the related implementing rules provide certain favorable tax treatments to foreign invested enterprises. Production-oriented foreign-invested enterprises, which are scheduled to operate for a period of ten years or more, are entitled to exemption from income tax for two years commencing from the first profit-making year and 50% reduction of income tax for the subsequent three years. In certain special areas such as coastal open economic areas, special economic zones and economic and technology development zones, foreign-invested enterprises are entitle to reduced enterprise income tax rates, namely, in coastal open economic areas, the tax rate applicable to production-oriented foreign-invested enterprises is 24%; in special economic zones, the rate is 15%. In addition, according to the Income Tax Law, local governments at the provincial level are authorized to waive or reduce the 3% local income tax on foreign-invested enterprises that operate in an encouraged industry.
       In accordance with the current PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises and the related implementing rules, as a foreign-invested production-oriented enterprise established in Qidong, Nantong City, a coastal open economic area, Linyang China is currently subject to a preferential state enterprise income tax rate of 24%. In addition, under these taxation laws and regulations, Linyang China is exempted from state and local enterprise income tax for 2005 and 2006 and will be taxed at a reduced state enterprise income tax rate of 12% for the years of 2007, 2008 and 2009 and at a rate of 24% from 2010 onward. From 2005 until the end of 2009, Linyang China is also exempt from the 3% local income tax applicable to foreign-invested enterprises in Jiangsu Province. From 2010 onward, Linyang China will not be exempt from the 3% local enterprise income tax. In addition, under relevant PRC tax rules and regulations, Linyang China may apply for a two-year income tax exemption on income generated from its increased capital resulting from our contribution to Linyang China of funds we received through issuances of series A convertible preference shares in a private placement in June and August 2006, and a reduced tax rate of 12% for the three years thereafter. We are currently in the process of applying for such preferential tax treatment. In addition, our subsidiaries, Shanghai Linyang and Sichuan Jiayang, are subject to an enterprise income tax rate of 33%, consisting of 30% enterprise income tax and 3% local enterprise income tax.
       If Linyang China no longer qualifies for the preferential enterprise income tax rate, we will consider available options under applicable law that would enable us to qualify for alternative preferential tax treatment. To the extent we are unable to offset the expiration of this preferential tax treatment with other tax benefits, the expiration of this preferential tax treatment will cause our effective tax rate to increase.
Critical Accounting Policies and Estimates
       We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of, among other things, assets, liabilities, revenue and expenses. We base our estimates on our own historical experience and on various other factors that we believe to be relevant under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management’s judgment.
Revenue Recognition
       Our primary business activity is to produce and sell PV modules. We periodically, upon special request from customers, sell an insignificant amount of PV cells in the form of cells. We record revenue related to the sale of PV modules or PV cells when the criteria of SEC Staff Accounting Bulletin No. 104, “Revenue Recognition,” are met. These criteria include all of the following; persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured.
       More specifically, our sales arrangements are evidenced by either master sales agreements or by individual sales agreements for each transaction. The shipping terms of our sales arrangements are generally “free-on-board” shipping point, whereby the customer takes title and assumes the risks and rewards of ownership of the products upon delivery to the shipper. Other than warranty obligations, we do not have any commitments or obligations to deliver additional products or services to our customers. The product sales price agreed to at the order initiation date is final and not subject to adjustment. We do not accept sales returns and do not provide customers with price protection. Generally, our customers pay all or a substantial portion of the product sales price prior to shipment. We assess customer’s creditworthiness before accepting sales orders. Historically we have not experienced any credit losses related to sales. Based on the above, we record revenue related to product sales upon transfer of title, which in almost all cases occurs upon delivery of the product to the shipper.
       In the event we pay the shipping costs for the convenience of the customer, the shipping costs are included in the amount billed to the customer. In these cases, sales revenue includes the amount of shipping costs passed on to the customer. We record the shipping costs incurred in our cost of revenue.
       We periodically enter into service arrangements to process raw materials into PV cells. For these PV cell service arrangements, we purchase raw material from a customer and contemporaneously agree to sell a specified quantity of PV cells back to the same customer. The quantity of PV cells sold back to the customers under these processing arrangements is consistent with the amount of raw materials purchased from the customer based on current production conversion rates. We record the amount of revenue from these processing transactions based on the amount received for PV cells sold less the amount paid for the raw materials purchased from the customer. The revenue recognized is recorded as processing service revenue and the production costs incurred related to providing the processing services are recorded as service processing costs within cost of revenue. These sales are subject to all of the above-noted accounting policy disclosure relating to revenue recognition.
       Revenue is recognized net of all value-added taxes imposed by governmental authorities and collected by us from customers concurrent with revenue-producing transactions.
Fixed Assets, Net
       Fixed assets are stated at cost net of accumulated depreciation and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Buildings	20 years
Plant and machinery	10 years
Furniture, fixtures and office equipment	5 years
Computer software	5 years
Motor vehicles	5 years

       We periodically reassess the useful lives of our fixed assets and in doing so we take into consideration any relevant changes in technology, the industry and the manner in which we plan to use the assets.
       Repair and maintenance costs are charged as expenses when incurred, whereas the cost of renewals and betterment that extend the useful life of fixed assets are capitalized as additions to the related assets. Retirement, sale and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the consolidated statement of operations.
       Cost incurred in constructing new facilities, including progress payments, interest and other costs relating to the construction, are capitalized and transferred to fixed assets on completion. Interest capitalized at September 30, 2006 totaled RMB0.3 million (US$0.04 million).
Warranty Costs
       Our standard warranty on PV modules sold to customers provides for a two-year unlimited warranty against technical defects, a 10-year warranty against a decline from initial power generation capacity of more than 10% and a 20 to 25-year warranty against a decline from initial power generation capacity of more than 20%. We consider various factors in determining the likelihood of product defects, including our quality controls, technical analyses, industry information on comparable companies and our own experience. Based on those considerations and our ability and intention to provide refunds for defective products, we have accrued for warranty costs for the two-year unlimited warranty against technical defects based on 1% of revenue derived from the sales of our PV modules. No warranty cost accrual has been recorded for the 10-year and 20 to 25-year warranties because we have determined the likelihood of claims arising from these warranties to be remote based on internal and external testing of the PV modules and the quality control procedures in place in the production process. The basis for the warranty accrual will be reviewed periodically based on our actual experience. Apart from our standard warranty, we do not sell any other warranty coverage.
Impairment of Long-Lived Assets
       We evaluate our long-lived assets or asset group for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived asset group may not be recoverable. Such a determination of recoverability requires a careful analysis of all relevant factors affecting the assets or asset group and involves significant judgment on the part of our management. When these events occur, we evaluate the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. The estimation of future undiscounted net cash flows requires significant judgments regarding such factors as future silicon prices, production levels and PV product prices. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the excess of the carrying amount of the asset group over fair value.
Beneficial Conversion Features
       We have evaluated the embedded conversion option in our series A convertible preference shares to determine if there are any embedded derivatives requiring bifurcation and to determine if there are any beneficial conversion features. No beneficial conversion feature was recorded because the fair value per ordinary share at the commitment date was less than the conversion price. When estimating the fair value of our ordinary shares, we review both internal and external sources of information. As there was no public trading market for the underlying shares at the date of measurement, the sources used to determine the fair market value of the underlying shares are subjective in nature, and involve significant judgment and estimation processes.
Share Compensation
       For share transactions with, or awards granted to, directors, employees or other service providers during the pre-initial public offering period, we recorded compensation expenses equal to the difference between the consideration paid and the fair value of the ordinary shares. Fair value is determined by management with the assistance of an independent third party valuer. The valuation of privately held securities involves significant judgment and estimation processes.
Controls and Procedures
       Our auditors, an independent registered public accounting firm, in connection with their audit of our consolidated financial statements for the period from August 27, 2004 (inception) to December 31, 2004 and the year ended December 31, 2005, noted and communicated to us certain significant deficiencies in our internal control over financial reporting that were deemed to constitute “material weaknesses” in our internal control over financial reporting as defined in standards established by the U.S. Public Company Accounting Oversight Board, or the PCAOB. A material weakness is defined by the PCAOB as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement in the annual or interim financial statements will not be prevented or detected. A “significant deficiency” is a control deficiency, or combination of control deficiencies, that adversely affects the company’s ability to initiate, authorize, record, process or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement in the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. A “control deficiency” exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.
       These material weaknesses previously identified by our independent auditors consisted of inadequate independent oversight and inadequate personnel resources, processes and documentation to address reporting requirements under U.S. GAAP and relevant SEC regulations. In order to remedy these material weaknesses, we adopted and implemented several measures to improve our internal control over financial reporting. In addition to appointing a new chief financial officer in July 2006 to lead our company’s financial management and a new principal accounting officer in August 2006, both of whom have extensive audit experience and U.S. GAAP knowledge, we established in November 2006 an audit committee composed of a majority of independent directors to oversee the accounting and financial reporting processes as well as external and internal audits of our company.
       In the course of auditing our consolidated financial statements as of and for the nine months ended September 30, 2006, our auditors noted improvements in our internal controls, as well as certain circumstances in which our financial statement closing processes could and should be further enhanced that collectively constituted a material weakness in our internal control over financial reporting. Specifically, written intentions to grant share options to certain of our employees should have been disclosed in the previously issued December 31, 2004, December 31, 2005 and March 31, 2006 financial statements as a subsequent event. However, our management believes that none of the specific deficiencies identified has individually or collectively had a material adverse effect on our financial statements, and these deficiencies were not related to any fraudulent acts.
       To address this material weakness, we have undertaken additional initiatives to strengthen our control over financial reporting generally and specifically to improve our U.S. GAAP financial closing-related policies and procedures. These initiatives have included hiring additional qualified professionals with relevant experience for our finance and accounting department, and increasing the level of interaction among our management, audit committee independent auditors and other external advisors. We are also in the process of implementing additional measures to further make improvements, including providing additional specialized training for our existing personnel. However, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Risk Factors — Risks Relating to Our Business — Our independent auditors, in the course of auditing our consolidated financial statements noted several significant deficiencies in our internal controls that were deemed to constitute material weaknesses. If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected. In addition, investor confidence and the market price of our ADSs may be adversely impacted if we or our independent auditors are unable to attest to the adequacy of the internal control over financial reporting of our company in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.”
Consolidated Results of Operations
Quarterly Results of Operations Data
       The following table sets forth selected unaudited quarterly consolidated statement of operations data for each of our seven most recent fiscal quarters.

	Three Months Ended

	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,		September 30,
	2005	2005	2005	2005	2006	2006		2006

	(In thousands of Renminbi)
Net revenue:
PV modules	5	20,297	66,183	79,151	93,551	85,769		180,834
PV cells	—	—	—	542	1,547	5,025		52
PV cell processing	—	—	—	—	7,373	10,216		1,872

Total	5	20,297	66,183	79,693	102,471	101,010		182,758

Cost of revenue:
PV modules	(549)	(17,373)	(57,706)	(63,853)	(62,867)	(63,081)		(129,919)
PV cells	—	—	—	(422)	(1,437)	(4,040)		(71)
PV cell processing	—	—	—	—	(2,361)	(2,773)		(880)

Total	(549)	(17,373)	(57,706)	(64,275)	(66,665)	(69,894)		(130,870)

Gross profit (loss)	(544)	2,924	8,477	15,418	35,806	31,116		51,888

Operating expenses:
Selling expenses	(82)	(492)	(2,079)	(2,605)	(1,581)	(1,536)		(2,906)
General and administrative expenses	(633)	(667)	(1,411)	(1,401)	(1,609)	(12,782	) (1)	(17,194	)(2)
Research and development expenses	(7)	(89)	(319)	(335)	(360)	(820)		(1,543)

Total	(722)	(1,248)	(3,809)	(4,341)	(3,550)	(15,138)		(21,643)

	Three Months Ended

	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2005	2005	2005	2005	2006	2006	2006

	(In thousands of Renminbi)
Operating profit (loss)	(1,266)	1,676	4,668	11,077	32,256	15,978	30,245
Interest expenses	—	—	—	(123)	(361)	(1,417)	(2,077)
Interest income	9	6	9	71	31	72	389
Exchange loss	—	(385)	(550)	(833)	(10)	112	(2,225)
Other income	—	188	27	—	29	701	(244)
Government grant	—	—	—	—	540	100	—
Change in fair value of embedded foreign currency derivative	—	—	—	—	498	68	(1,648)
Other expenses	—	(11)	(196)	(53)	31	(265)	(240)

Net income (loss) before tax	(1,257)	1,474	3,958	10,139	33,014	15,349	24,200
Income tax benefit	—	12	38	46	112	150	311
Minority interest	—	—	—	—	—	53	(319)

Net income (loss)	(1,257)	1,486	3,996	10,185	33,126	15,552	24,193

Net income (loss) attributable to ordinary shares	(1,257)	1,486	3,996	10,185	33,126	15,552	20,517

(1)	In the three months ended June 30, we recorded share compensation expenses of RMB10.3 million (US$1.3 million) relating to a sale of our ordinary shares at less than fair market value to Linyang Electronics, a company controlled by our chairman and chief executive officer, by other shareholders of our company.

(2)	In the three months ended September 30, 2006, we recorded share compensation expenses of RMB12.1 million (US$1.5 million) as a result of the issuance of series A convertible preference shares to Good Energies Investments Limited.

	Three Months Ended

	December 31,	March 31,	June 30,	September 30,
	2005	2006	2006	2006

Other Operational Data
Amount of PV cells produced (including PV cell processing) (in MW)	1.0	3.9	5.0	7.3
Amount of PV modules produced (in MW):	2.4	2.8	2.9	5.7
Average selling price (in US$/W):
PV cells(1)	3.00	2.82	3.10	1.68
PV modules(2)	3.95	3.98	4.00	4.04
Average conversion efficiency rate of monocrystalline cells	15.8%	16.0%	16.1%	16.5%
Minimum PV cell thickness (in mm)(3)	NA	240	220	200

(1)	All sales contracts for PV cells are denominated in Renminbi. Translations of Renminbi into U.S. dollars were made at period end exchange rates.

(2)	Represents the average unit selling price in U.S. dollars specified in the sales contracts for PV modules.

(3)	Represents the minimum cell thickness that can be mass-produced as of the end of that period.
Net Revenue
       Our net revenue was RMB20.3 million, RMB66.2 million, RMB79.7 million, RMB102.5 million, RMB101.0 million and RMB182.8 million in the three months ended June 30, 2005, September 30, 2005, December 31, 2005, March 31, 2006, June 30, 2006 and September 30, 2006, respectively.

Net Revenue from PV Modules
       PV module production accounts for a substantial majority of our net revenue in each quarter. We also provide PV cell processing services, which account for a much smaller portion of our net revenue in each quarter. Our net revenue from the sale of PV modules was RMB20.3 million, RMB66.2 million, RMB79.2 million, RMB93.6 million, RMB85.8 million and RMB180.8 million in the three months ended June 30, 2005, September 30, 2005, December 31, 2005, March 31, 2006, June 30, 2006 and September 30, 2006, respectively. This represented quarterly growth rates of 226.1%, 19.6%, and 18.2% over the three-month periods ended September 30, 2005, December 31, 2005 and March 31, 2006, respectively. Our net revenue from the sale of PV modules in the three months ended June 30, 2006 represented a decrease of 9.1% from RMB93.6 million in the three months ended March 31, 2006. However, our net revenue from PV modules subsequently increased by 110.8% to RMB180.8 million in the three months ended September 30, 2006. The growth in the three-month periods ended September 30, 2005, December 31, 2005 and March 31, 2006 was mainly due to the ramp-up of our operations during these periods and the efforts of our sales and marketing teams to increase unit sales of our PV modules. The growth in the three months ended September 30, 2006 was primarily due to the commencement of the commercial operations of our second PV cell production line in September 2006, which resulted in a significant increase in the production and sales volume of our PV modules. In addition, the increase in average conversion efficiency rate of monocrystalline PV cells from 16.1% in the three months ended June 30, 2006 to 16.5% in the three months ended September 30, 2006 contributed to the significant increase in our net revenue between these periods. To a lesser extent, the growth was also due to increases in the average selling prices of our PV modules, which increased from US$4.00 per watt in the three months ended June 30, 2006 to US$4.04 per watt in the three months ended September 30, 2006. The decrease from the three months ended March 31, 2006 to the three months ended June 30, 2006 was primarily due to our increased use of our PV cell production line for PV cell processing during that period.

Net Revenue from PV Cells
       Our net revenue from the sale of PV cells was RMB0.5 million, RMB1.5 million, RMB5.0 million and RMB0.05 million in the three months ended December 31, 2005, March 31, 2006, June 30, 2006 and September 30, 2006, respectively. The decrease in our net revenue from the sale of PV cells in the three months ended September 30, 2006 was mainly attributable to the fact that we used the substantial majority of the PV cells we produced for our module production, and we only sold a limited amount of these cells to third parties on a selective basis. We do not expect that sales of PV cells to third parties will constitute a significant portion of our net revenue in the future as we plan to continue to use our own cells primarily for the manufacture of our PV modules.

Net Revenue from PV Cell Processing
       Our net revenue from the PV cell processing services increased from RMB7.4 million in the three months ended March 31, 2006 to RMB10.2 million in the three months ended June 30, 2006, principally as a result of the increased use of our PV cell production line for PV cell processing. Net revenue from PV cell processing decreased from RMB10.2 million in the three months ended June 30, 2006 to RMB1.9 million in the three months ended September 30, 2006, mainly due to the decreased PV cell processing services we provided during this period.

Cost of Revenue
       Our cost of revenue showed corresponding increases over these periods as a result of the ramp-up of our PV module and PV cell manufacturing operations. In particular, our cost of revenue increased significantly on a quarterly basis by 232.2% and 11.4%, respectively, over the three-month periods ended September 30, 2005 and December 31, 2005, but remained relatively flat in the two three-month periods ended March 31, 2006 and June 30, 2006, and increased by 87.2% in the three months ended September 30, 2006.

Cost of Revenue for PV Modules
       Our cost of revenue relating to PV modules increased from RMB17.4 million in the three months ended June 30, 2005 to RMB57.7 million in the three months ended September 30, 2005 to RMB63.9 million in the three months ended December 31, 2005. This represented quarterly growth rates of 232.2% and 10.7% over these periods. Our cost of revenue for PV modules remained relatively flat at RMB62.9 million in the three months ended March 31, 2006 and RMB63.1 million in the three months ended June 30, 2006, despite increases in our revenue from PV modules, mainly due to the fact that all of our PV module products in that period were manufactured using our own PV cells, which allowed us to significantly reduce our related costs. Our cost of revenue relating to PV modules increased to RMB129.9 million in the three months ended September 30, 2006, principally due to the significant increase in the sales volume of our PV modules.

Cost of Revenue for PV Cells
       Our cost of revenue relating to PV cells was RMB0.4 million, RMB1.4 million, RMB4.0 million and RMB0.07 million in the three months ended December 31, 2005, March 31, 2006, June 30, 2006 and September 30, 2006, respectively. The changes in our cost of revenue relating to PV cells were mainly due to the fluctuations in sales of PV cells.

Cost of Revenue for PV Cell Processing
       In the three months ended March 31, June 30 and September 30, 2006, our cost of revenue relating to our PV cell processing services was RMB2.4 million, RMB2.8 million and RMB0.9 million, respectively, primarily consisting of the cost of raw materials other than silicon we used for the processing and related labor costs. The changes in these costs relate primarily to the fluctuations in our PV cell processing sales.
Gross Profit and Gross Margin
       PV module production accounts for a substantial majority of our profit in each quarter. We also provide PV cell processing services, which account for a much smaller portion of our profit in each quarter. Our gross profit increased from RMB2.9 million in the three months ended June 30, 2005 to RMB8.5 million in the three months ended September 30, 2005. This significant increase was primarily due to increased production and sales volume of our PV modules while the cost of revenue as a percentage of our net revenue remained relatively stable. Our gross profit in the three months ended December 31, 2005 was RMB15.4 million, and mainly reflected increased sales of PV modules, which was offset by both the losses from the PV cell production line in its initial ramp-up phase and the increased silicon costs we incurred during that period. Our gross profit in the three months ended March 31, 2006 increased to RMB35.8 million, primarily due to the ramp-up of our PV cell operations and use of our own PV cells for module production, which resulted in higher profit margin for our PV module operations. This increase was also attributable to the increased efficiencies in operating our PV cell production line. Gross profit decreased to RMB31.1 million in the three months ended June 30, 2006, principally because of the increased costs of silicon wafers and our increased use of our production line for PV cell processing during that period, which reduced the available capacity for PV module production. Gross profit increased to RMB51.9 million in the three months ended September 30, 2006, primarily due to our second PV cell production line commencing commercial operations in September 2006, which resulted in an increase in the production and sales volume of our PV modules. Our gross margin in the three months ended June 30, 2005, September 30, 2005,

December 31, 2005, March 31, 2006, June 30, 2006 and September 30, 2006 was 14.4%, 12.8%, 19.3%, 34.9%, 30.8% and 28.4%, respectively.
Operating Expenses
       Our operating expenses, consisting of selling expenses, general and administrative expenses and research and development expenses, increased in the three months ended March 31, 2005, the three months ended June 30, 2005 and the three months ended September 30, 2005. These increases corresponded mainly to the ramp-up of our sales and marketing team and our marketing efforts, as well as the general increase in the size of our operations. The increase in our selling expenses from RMB2.1 million in the three months ended September 30, 2005 to RMB2.6 million in the three months ended December 31, 2005 was primarily due to the increase in our marketing expenses, including the expenses relating to our participation in a trade show in Shanghai at the end of 2005. The decrease in our operating expenses in the three months ended March 31, 2006 from RMB4.3 million to RMB3.6 million was primarily due to the fact that we did not incur such marketing expenses in the three months ended March 31, 2006. Our overall operating expenses in the three months ended June 30, 2006 increased to RMB15.1 million mainly due to the recording of share compensation expenses of RMB10.3 million, which related to a sale of our ordinary shares to Linyang Electronics, a company controlled by our chairman and chief executive officer, at less than fair market value by other shareholders of our company. Our operating expenses increased to RMB21.6 million in the three months ended September 30, 2006 from RMB15.1 million in the three months ended June 30, 2006, primarily due to a share compensation charge of RMB12.1 million as a result of the issuance of series A convertible preference shares to Good Energies Investments Limited and the increased costs we incurred for hiring new management and research and development personnel.
Operating Profit (Losses)
       As a result of the foregoing, after experiencing operating losses in the first three months of our operations, we recorded operating profit of RMB1.7 million, RMB4.7 million, RMB11.1 million, RMB32.3 million, RMB16.0 million and RMB30.2 million in the three months ended June 30, 2005, September 30, 2005, December 31, 2005, March 31, 2006, June 30, 2006 and September 30, 2006, respectively. The decrease in the operating profit in the three months ended June 30, 2006 was mainly due to our increased use of our production line for PV cell processing during that period and a share compensation charge of RMB10.3 million. Operating profit increased from the three months ended June 30, 2006 to the three months ended September 30, 2006, primarily due to the commencement of our second PV cell production line, which was partially offset by the RMB12.1 million of share compensation expenses that resulted from the issuance of series A convertible preference shares to Good Energies Investments Limited.
Other Income (Expenses)
       We incurred interest expenses of RMB0.1 million, RMB0.4 million, RMB1.4 million and RMB2.1 million relating to our outstanding borrowings in the three months ended December 31, 2005, March 31, 2006, June 30, 2006 and September 30, 2006, respectively. In the three months ended June 30, 2005, September 30, 2005, December 31, 2005, March 31, 2006, June 30, 2006 and September 30, 2006, we also recorded exchange losses of RMB0.4 million, RMB0.6 million, RMB0.8 million, RMB0.01 million, RMB0.1 million and RMB2.2 million, respectively. In the three months ended March 31, June 30 and September 30, 2006, we recorded changes in fair value of embedded foreign currency derivatives in our sales contracts of RMB0.5 million, RMB0.07 million and negative RMB1.6 million, respectively, which related to our fixed-price arrangements denominated in U.S. dollars. In the three months ended March 31, 2006 and June 30, 2006, we had government grants of RMB0.5 million and RMB0.1 million, respectively.

Net Income
       As a result of the foregoing, we had net income of RMB1.5 million, RMB4.0 million, RMB10.2 million, RMB33.1 million, RMB15.6 million and RMB24.2 million in the three months ended June 30, 2005, September 30, 2005, December 31, 2005, March 31, 2006, June 30, 2006 and September 30, 2006, respectively. The increase in our net income in the three months ended June 30, 2005, September 30, 2005, December 31, 2005 and March 31, 2006 was primarily due to the increased sales of our PV products coupled with the increased efficiencies in operating our PV cell production line, the use of our own PV cells for our PV module production since November 2005 and improved economies of scale in our operations. The decrease in our net income in the three months ended June 30, 2006 was primarily due to share compensation expenses of RMB10.3 million during that period. Our net income in the three months ended September 30, 2006 was lower than the three months ended March 31, 2006, primarily due to a share compensation charge of RMB12.1 million as a result of the issuance of series A convertible preference shares to Good Energies Investments Limited in August 2006.
Net Income (Loss) Attributable to Ordinary Shares
       The net income attributable to ordinary shares in the three months ended June 30, 2005, September 30, 2005, December 31, 2005, March 31, 2006, June 30, 2006 and September 30, 2006 was RMB1.5 million, RMB4.0 million, RMB10.2 million, RMB33.1 million, RMB15.6 million and RMB20.5 million, respectively. The net income attributable to ordinary shares in the three months ended September 30, 2006 reflects the deemed dividend of RMB3.7 million to holders of series A convertible preference shares.

Results of Operations in the Period from August 27 (Inception) to December 31, 2004, the Year Ended December 31, 2005 and the Nine Months Ended September 30, 2005 and 2006
       The following table sets forth our summary consolidated statement of operations for the periods indicated:

	From August 27			Nine Months Ended September 30,
	(Inception) to	Year Ended
	December 31,	December 31,
	2004	2005		2005	2006

	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
	(in thousands)
Net revenue:
PV modules	—	165,636	20,956	86,484	360,154	45,566
PV cells	—	542	68	—	6,624	838
PV cell processing	—	—	—	—	19,461	2,462

Total	—	166,178	21,024	86,484	386,239	48,866

Cost of revenue:
PV modules	—	(139,481)	(17,647)	(75,627)	(255,867)	(32,371)
PV cells	—	(422)	(53)	—	(5,548)	(702)
PV cell processing	—	—	—	—	(6,014)	(761)
Total	—	(139,903)	(17,700)	(75,627)	(267,429)	(33,834)

Gross profit	—	26,275	3,324	10,857	118,810	15,032

Operating expenses:
Selling expenses	—	(5,258)	(665)	(2,653)	(6,023)	(762)
General and administrative expenses(1)	(629)	(4,112)	(520)	(2,711)	(31,585)	(3,996)
Research and development expenses	—	(750)	(95)	(415)	(2,723)	(344)

Total	(629)	(10,120)	(1,280)	(5,779)	(40,331)	(5,102)

Operating profit (loss)	(629)	16,155	2,044	5,078	78,479	9,930
Interest expenses	—	(123)	(15)	—	(3,855)	(488)
Interest income	22	95	12	24	492	62
Exchange losses	—	(1,768)	(224)	(935)	(2,123)	(269)
Other income	—	215	27	215	486	61
Other expenses	—	(260)	(33)	(207)	(474)	(60)
Changes in fair value of embedded foreign currency derivative	—	—	—	—	(1,082)	(137)
Government Grant	—	—	—	—	640	81

Net income (loss) before tax	(607)	14,314	1,811	4,175	72,563	9,180
Income tax benefit	—	96	12	52	574	73
Minority interest	—	—	—	—	(266)	(33)

Net income (loss)	(607)	14,410	1,823	4,227	72,871	9,220

Net income (loss) attributable to ordinary shares	(607)	14,410	1,823	4,227	69,195	8,754

(1)	In the nine months ended September 30, 2006, we recorded a share compensation charge of RMB10.3 million (US$1.3 million), which related to a sale of our ordinary shares to Linyang Electronics, a company controlled by our chairman and chief executive officer, at less than fair market value by other shareholders of our company and a share compensation charge of RMB12.1 million (US$1.5 million) as a result of the issuance of series A convertible preference shares to Good Energies Investments Limited.
Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005
       We began PV module production in January 2005 and began selling PV modules in February 2005. Our operating results in the nine months ended September 30, 2006 represented significant increases compared to the same period in 2005 due to the increase in sales volume, average selling prices and profit margins of our products. We previously outsourced PV cells used for our PV module production from third party suppliers at market prices. In the nine months ended September 30, 2006, we manufactured all of the PV cells used for our PV module production, thereby significantly reducing our reliance on third party PV cell suppliers, decreasing our PV module production costs and increasing our profit margins.
Net Revenue
       Our net revenue was RMB386.2 million (US$48.9 million) in the nine months ended September 30, 2006, compared to RMB86.5 million in the same period in 2005. The net revenue we generated from our PV cell business and PV module business amounted to RMB6.6 million (US$0.8 million) and RMB360.2 million (US$45.6 million), respectively, during the nine months ended September 30, 2006. Our sales volumes of PV cells and modules in the same period reached 0.3 MW and 11.2 MW, respectively. We also began providing PV cell processing services from January 2006 and generated revenue of RMB19.5 million (US$2.5 million) from PV cell processing in the nine months ended September 30, 2006, based on 3.3 MW of PV cells we processed and provided to our customers in this period. We derived 93.7% and 6.3% of our net revenue in the nine months ended September 30, 2006 from customers in Europe and China, respectively. The average selling prices of our PV modules and cells were US$4.02 per watt and US$3.05 per watt, respectively, during this period.
Cost of Revenue and Gross Profit
       Our cost of revenue was RMB267.4 million (US$33.8 million) in the nine months ended September 30, 2006, compared to RMB75.6 million in the same period in 2005. The costs associated with PV cell and PV module production were RMB5.5 million (US$0.7 million) and RMB255.9 million (US$32.4 million), respectively, accounting for 2.1% and 95.7% of our total cost of revenue, respectively, in the nine months ended September 30, 2006. We also had cost of revenue relating to PV cell processing of RMB6.0 million (US$0.8 million) in the nine months ended September 30, 2006. Cost of revenue as a percentage of our net revenue was 69.2% in the nine months ended September 30, 2006. As a result of the foregoing, our gross profit was RMB118.8 million (US$15.0 million) for the nine months ended September 30, 2006, compared to RMB10.9 million in the same period in 2005. Our gross profit margin in the nine months ended September 30, 2006 was 30.8%, compared to 12.6% in the same period in 2005.
Operating Expenses and Operating Profit (Loss)
       Our operating expenses were RMB40.3 million (US$5.1 million) in the nine months ended September 30, 2006, compared to RMB5.8 million in the same period in 2005. These operating expenses consisted mainly of general and administrative expenses, as well as, to a lesser extent, selling expenses and research and development expenses.
       We incurred selling expenses of RMB6.0 million (US$0.8 million) in the nine months ended September 30, 2006, which represented 1.6% of our net revenue in the same period. These expenses mainly related to our marketing efforts in our main target markets of Germany, Spain, Italy and China. We incurred selling expenses of RMB2.7 million (US$0.3 million) in the nine months ended September 30, 2005.
       Our general and administrative expenses increased by RMB28.9 million to RMB31.6 million (US$4.0 million) in the nine months ended September 30, 2006 from RMB2.7 million in the same period in 2005, due primarily to a RMB12.1 million (US$1.5 million) share compensation charge resulting from the issuance of series A convertible preference shares to Good Energies Investments Limited and the recording of an additional RMB10.3 million (US$1.3 million) in share compensation expenses, which related to a sale of our ordinary shares to Linyang Electronics, a company controlled by our chairman and chief executive officer, at less than fair market value by other shareholders of our company. See notes 13 and 15 to our consolidated financial statements included elsewhere in this prospectus. General and administrative expenses also increased due to an increase in the number of our general and administrative personnel, as well as the overall increase in our business activities and the size of our operations. General and administrative expenses as a percentage of our net revenue was 8.2% in the nine months ended September 30, 2006. This measure includes a share compensation charge of RMB10.3 million (US$1.3 million) related to a sale of our ordinary shares to Linyang Electronics by other shareholders of our company and the share compensation charge of RMB12.1 million (US$1.5 million) as a result of the issuance of series A convertible preference shares to Good Energies Investments Limited during this period.
       In addition, we also incurred research and development expenses of RMB2.7 million (US$0.3 million) in the nine months ended September 30, 2006, compared to RMB0.4 million in the same period in 2005.
       As a result of the foregoing, our operating profit in the nine months ended September 30, 2006 was RMB78.5 million (US$9.9 million), representing an increase of RMB73.4 million from RMB5.1 million in the same period in 2005. Our operating margin in the nine months ended September 30, 2006 was 20.3%. This measure includes a share compensation charge of RMB10.3 million (US$1.3 million) related to a sale of our ordinary shares to Linyang Electronics by other shareholders of our company and the share compensation charge of RMB12.1 million (US$1.5 million) as a result of the issuance of series A convertible preference shares to Good Energies Investments Limited during this period.
Interest Expenses and Other Income (Expenses)
       Our interest expenses in the nine months ended September 30, 2006 were RMB3.9 million (US$0.5 million), mainly consisting of interest expenses on our commercial loans. Our interest expenses were nil in the nine months ended September 30, 2005. In the nine months ended September 30, 2006, exchange losses were RMB2.1 million (US$0.3 million) and losses from changes in the fair value of embedded foreign currency derivatives in our sales contracts were RMB1.1 million (US$0.1 million), primarily due to the expected appreciation of the Renminbi against the U.S. dollar. Exchange losses and losses from changes in the fair value of embedded foreign currency derivatives were RMB0.9 million and nil, respectively, in the same period in 2005. We had other income of RMB0.5 million (US$0.06 million) in the nine months ended September 30, 2006, compared to RMB0.2 million in the same period in 2005.
Net Income Before Tax and Income Tax Benefit
       As a result of the foregoing, we had net income before tax of RMB72.6 million (US$9.2 million) in the nine months ended September 30, 2006 and RMB4.2 million in the same period in 2005. Our tax expenses were nil in the nine months ended September 30, 2006, because Linyang China, our operating subsidiary in the PRC, was exempted from enterprise income tax for 2006. Our tax expenses were nil in the same period in 2005. We recorded RMB0.6 million (US$0.1 million) income tax benefit as a result of recognizing deferred tax assets related to warranty provision in the nine months ended September 30, 2006.
Net Income
       We had net income of RMB72.9 million (US$9.2 million) in the nine months ended September 30, 2006 and RMB4.2 million in the same period in 2005. Our net income margin in the nine months ended September 30, 2006 was 18.9%. This measure includes a share compensation expenses of RMB10.3 million (US$1.3 million) related to a sale of our ordinary shares to Linyang Electronics by other shareholders of our company and the share compensation expenses of RMB12.1 million (US$1.5 million) as a result of the issuance of series A convertible preference shares to Good Energies Investments Limited during this period.
Year Ended December 31, 2005
       The following discussion summarizes our results of operations for the year ended December 31, 2005. Since we only had minimal operating activities during the period from August 27 to December 31, 2004, we do not believe that a comparison between this period and the year ended December 31, 2005 is meaningful.
Net Revenue
       Our net revenue in 2005 was RMB166.2 million (US$21.0 million), which was derived entirely from sales of our PV modules and cells. The net revenue we generated from our PV cell business and PV module business totaled RMB0.5 million (US$0.1 million) and RMB165.6 million (US$21.0 million), respectively, during this period. We sold 5.2 MW of PV modules and 0.02 MW of PV cells manufactured during this period. Substantially all of our PV modules manufactured in 2005 used PV cells purchased from third parties, as we did not begin production of our own PV cells until November 2005. Approximately 99.7% and 0.3% of our net revenue in 2005 was generated from sales of PV modules and cells to overseas customers and customers in China, respectively. The average selling prices of our PV modules and cells were US$3.93 per watt and US$3.00 per watt, respectively, during this period.
Cost of Revenue and Gross Profit
       Our cost of revenue was RMB139.9 million (US$17.7 million) in 2005, which represented 84.2% of our net revenue during this period. The costs associated with PV cell and PV module production were RMB0.4 million (US$0.05 million) and RMB139.5 million (US$17.6 million), accounting for 0.3% and 99.7% of our total cost of revenue, respectively. As a result of the foregoing, we had gross profit of RMB26.3 million (US$3.3 million) and gross margin of 15.8% in 2005.
Operating Expenses and Operating Profit (Loss)
       Our operating expenses were RMB10.1 million (US$1.3 million) in 2005, including RMB5.3 million (US$0.7 million) in selling expenses and RMB4.1 million (US$0.5 million) in general and administrative expenses and RMB0.8 million (US$0.1 million) in research and development expenses, which accounted for 3.2%, 2.5% and 0.5%, respectively, of our net revenue during this period. As a result of the foregoing, our operating profit in 2005 was RMB16.2 million (US$2.0 million), representing an operating margin of 9.7%.
Interest Expenses, Interest Income and Other Income (Expenses)
       Our interest expenses in 2005 were RMB0.1 million (US$0.01 million), mainly consisting of interest expenses on our commercial loans. Our interest income in 2005 was RMB0.1 million (US$0.01 million), mainly consisting of interest income on our bank deposits. We also incurred exchange losses in the amount of RMB1.8 million (US$0.2 million) in 2005, mainly due to foreign currency exchange losses resulting from the increased exchange rate of the Renminbi against the U.S. dollar.
Net Income (Loss) Before Tax and Income Tax Benefit
       As a result of the foregoing, our net income before tax in 2005 was RMB14.3 million (US$1.8 million). We did not incur any tax expenses in 2005 because Linyang China was exempted from enterprise income tax for 2005 and 2006. We recorded RMB0.1 million income tax benefit as a result of recognizing deferred tax assets related to warranty provision.

Net Income (Loss)
       Our net income in 2005 was RMB14.4 million and our net income margin was 8.7%.
Period from August 27, 2004 (Inception) to December 31, 2004
       We commenced our business operations on August 27, 2004. Since we did not begin production of any of our PV products until 2005, we did not generate any revenue or incur any cost of revenue for the period from August 27 to December 31, 2004. We incurred general and administrative expenses of RMB0.6 million, and as a result, we had net loss of RMB0.6 million during this period.
Liquidity and Capital Resources
       We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least 12 months following this offering. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. In addition, after this offering, we will become a public company and will incur a significantly higher level of legal, accounting and other expenses than we did as a private company and we may need to obtain additional capital resources to cover these costs.
       We are a holding company, and conduct substantially all of our business through Linyang China, our PRC operating subsidiary. We rely on dividends paid by Linyang China for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of September 30, 2006, a total of RMB2.2 million (US$0.3 million) was not available for distribution to us in the form of dividends due to these PRC regulations.
Liquidity
       The following table sets forth a summary of our cash flows for the periods indicated:

	Period from			Nine Months Ended September 30,
	August 27, 2004
	(Inception) to	Year Ended
	December 31, 2004	December 31, 2005		2005	2006

	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
	(in thousands)
Net cash used in operating activities	(8,180)	(76,582)	(9,688)	(76,194)	(414,929)	(52,497)
Net cash used in investing activities	(295)	(37,464)	(4,740)	(19,167)	(95,117)	(12,034)
Net cash generated from financing activities	12,000	117,575	14,874	101,600	571,938	72,362
Net increase in cash and cash equivalents	3,525	3,529	446	6,239	61,892	7,831

Net Cash Used in Operating Activities
       Net cash used in operating activities primarily consists of net income (loss), as adjusted for non-cash items such as depreciation, amortization of intangible assets, warranty provision, share compensation expense and deferred tax benefit, and the effect of changes in certain operating assets and liabilities line items such as inventories, other current assets (including advances to suppliers and other receivables), amounts due to related parties, accounts and notes payable, customer deposits, accrued expenses and other liabilities.
       Our net cash used in operating activities was RMB414.9 million (US$52.5 million) in the nine months ended September 30, 2006, which was derived from a net income of RMB72.9 million (US$9.2 million) adjusted to reflect a net increase relating to non-cash items and a net decrease relating to changes in operating assets and liabilities. The adjustments relating to non-cash items were primarily comprised of an increase for depreciation expense of RMB4.0 million (US$0.5 million), warranty provision of RMB3.6 million (US$0.5 million), share compensation expenses of RMB22.4 million (US$2.8 million) and deferred tax benefits of RMB0.6 million (US$0.1 million). The adjustments relating to changes in operating assets and liabilities, which resulted in a net decrease of RMB517.6 million (US$65.5 million), were primarily comprised of:

•	a RMB326.8 million (US$41.3 million) increase in advances to suppliers, primarily due to increased prepayments to our suppliers for purchases of silicon and silicon wafers;

•	a RMB144.8 million (US$18.3 million) increase in inventories principally as a result of increased purchases of silicon and silicon wafers; and

•	a RMB22.7 million (US$2.9 million) decrease in deposits received from customers, primarily due to our provision of more preferential credit terms to our customers.
       Our net cash used in operating activities was RMB76.2 million in the nine months ended September 30, 2005, based on a net income of RMB4.2 million and a net change in operating assets and liabilities of RMB81.8 million, including primarily:

•	a RMB37.2 million increase in deposits received from customers;

•	a RMB37.7 million increase in inventories; and

•	a RMB61.1 million increase in advances to suppliers.
       Our net cash used in operating activities was RMB76.6 million (US$9.7 million) in 2005, consisting primarily of net income of RMB14.4 million (US$1.8 million), adjusted by a RMB0.8 million (US$0.1 million) depreciation of fixed assets, RMB1.5 million (US$0.2 million) warranty provision, and RMB0.5 million (US$0.06 million) stock compensation expense, and offset by a net increase in operating assets and liabilities of RMB93.8 million, including primarily:

•	an increase of RMB72.3 million (US$9.1 million) in inventories principally as a result of an increase of RMB60.5 million (US$7.5 million) in the purchase of raw materials;

•	an increase of RMB56.5 million (US$7.1 million) in advances to suppliers;

•	an increase of RMB16.6 million (US$2.1 million) in accounts payable mainly due to raw materials purchases;

•	an increase of RMB22.2 million (US$2.8 million) in restricted cash relating to customer deposits; and

•	an increase of RMB55.3 million (US$7.0 million) in deposits received from customers.
       These changes in 2005 were all principally due to the increase in our overall business as we ramped up our production and sale of PV modules and PV cells.

       Our net cash used in operating activities was RMB8.2 million in the period from August 27 to December 31, 2004, primarily consisting of a net loss of RMB0.6 million, adjusted by an increase of RMB7.6 million in operating assets and liabilities, which principally resulted from an increase of RMB4.5 million in inventories and an increase of RMB4.9 million in advances to suppliers.
Net Cash Used in Investing Activities
       Our net cash used in investing activities primarily consists of cash used for the acquisition of fixed assets and advances made to related parties.
       Our net cash used in investing activities was RMB95.1 million (US$12.0 million) in the nine months ended September 30, 2006, consisting of RMB88.7 million (US$11.2 million) of cash used for the acquisition of fixed assets, including primarily our manufacturing machinery and equipment, and RMB6.7 million (US$0.8 million) of cash used for the acquisition of intangible assets. Our net cash used in investing activities in the nine months ended September 30, 2005 was RMB19.2 million, all of which related to the acquisition of fixed assets.
       Our net cash used in investing activities was RMB37.5 million (US$4.7 million) in 2005, consisting primarily of cash used for the acquisition of fixed assets of RMB37.5 million (US$4.7 million).
       Our net cash used in investing activities in the period from August 27 to December 31, 2004 was RMB0.3 million, all of which related to the acquisition of fixed assets.
Net Cash Generated from Financing Activities
       Our net cash generated from financing activities primarily consists of capital contributions by equity shareholders, short-term bank borrowings and advances provided by related parties, as offset by bank deposits for securing credit facilities granted by commercial banks, which are not available for use for our operations.
       Our net cash generated from financing activities was RMB571.9 million (US$72.4 million) in the nine months ended September 30, 2006. This was mainly attributable to the issuance of series A convertible preference shares in the amount of RMB423.8 million (US$53.6 million) and new bank loans of RMB219.7 million (US$27.8 million). We generated RMB101.6 million of net cash from financing activities in the nine months ended September 30, 2005.
       Our net cash generated from financing activities was RMB117.6 million (US$14.9 million) in 2005, including RMB29.3 million (US$3.7 million) in proceeds received as capital contributions from our shareholders and RMB20.0 million (US$2.5 million) in short-term bank loans, RMB146.4 million (US$18.5 million) in repayment of advances and RMB116.1 million (US$14.7 million) in advances from Linyang Electronics Co., Ltd. for working capital purposes.
       We had net cash generated from financing activities of RMB12.0 million in the period from August 27 to December 31, 2004, consisting entirely of capital contributions from our shareholders offset by the advance of RMB18.0 million to Linyang Electronics Co., Ltd. and Huaerli (Nantong) Electronics Co., Ltd. as silicon purchase prepayments.

Contractual Obligations and Commercial Commitments
       The following table sets forth our contractual obligations as of September 30, 2006:

	Payment Due by Period

		Less Than			More Than
	Total	1 Year	1 to 3 Years	3 to 5 Years	5 Years

	(in thousands of Renminbi)
Purchase obligations relating to machinery and equipment	76,922	76,922	—	—	—
Purchase obligations relating to raw materials	1,666,525	967,925	698,600	—	—
Other purchase obligations	—	—	—	—	—
Other long-term liabilities reflected on the balance sheet	—	—	—	—	—

Total	1,743,447	1,044,847	698,600	—	—

       One of the raw material purchase contracts totaling approximately RMB1,265.4 million (US$160.1 million) was terminated and certain other raw material purchase contracts have been renegotiated subsequent to September 30, 2006. Subsequent to September 30, 2006, we entered into various fixed price and fixed quantity agreements with certain domestic suppliers to procure silicon wafers or ingots, with a planned total purchase amount of RMB920.8 million (US$116.5 million). See also note 20 to our consolidated financial statements included elsewhere in this prospectus.
       In October and November 2006, Linyang China entered into entrusted loan agreements with Linyang Electronics under which Linyang Electronics lent to Linyang China an aggregate of RMB80.0 million (US$10.1 million) through a third party PRC commercial bank. These entrusted loans bear interest at 6.138% per annum, are unsecured and are repayable six months from the date of inception. Furthermore, in November 2006, we obtained short-term bank borrowings totaling RMB109.9 million (US$13.9 million) from three PRC commercial banks, of which RMB30.0 million (US$3.8 million) was guaranteed by Linyang Electronics; RMB39.9 million (US$5.0 million) was jointly guaranteed by Linyang Electronics and Huaerli (Nantong) Electronics Co., Ltd., or Huaerli (Nantong); and RMB40.0 million (US$5.0 million) was secured by land use rights and guaranteed by Linyang Electronics, Qidong Huahong Electronics Co., Ltd., or Qidong Huahong, and our chairman and chief executive officer and his wife.
       As of the date of this prospectus, we had already entered into contracts to sell the majority of our planned production of PV products for 2007. See “Our Business — Sales and Distribution.”
Capital Resources
       We have financed our operations primarily through cash flows from operations and also through bank loans and related-party loans. As of September 30, 2006, we had short-term bank loans from various commercial banks with an aggregate outstanding balance of RMB192.7 million (US$24.4 million) and outstanding long-term bank loans in the aggregate amount of RMB23.0 million (US$2.9 million). Our short-term bank loans bore average interest rates of 5.859% and 5.67% per annum, respectively, in 2005 and the nine months ended September 30, 2006. These short-term bank loans have terms of six months to one year, and expire at various times throughout the year. These facilities contain no specific renewal terms but we have historically been able to obtain extensions of some of the facilities shortly before they mature. In addition, our short-term bank loans are secured by land use rights, restricted cash or guaranteed by our related parties. Our long-term bank loans had an average interest rate of 5.76% per annum in the nine months ended September 30, 2006 and were guaranteed by Linyang Electronics.

Capital Expenditures
       Our capital expenditures were RMB0.3 million, RMB37.5 million (US$4.7 million) and RMB95.4 million (US$12.1 million) in the period from August 27 to December 31, 2004, the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively, and all related primarily to the purchase of manufacturing equipment for the production of PV cells and modules. We expect to incur capital expenditures of RMB60.0 million and RMB360.0 million for the remainder of 2006 and in 2007, respectively, which will be used primarily to purchase additional manufacturing equipment to meet our manufacturing capacity expansion plans.
       We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our expected cash requirements, including for working capital and capital expenditure purposes, for at least 12 months following this offering. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.
Off-Balance Sheet Arrangements
       We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in speculative transactions involving derivatives.
Inflation
       Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 3.9% and 1.5% in 2004 and 2005, respectively.
Quantitative and Qualitative Disclosures About Market Risk
Foreign Currency Exchange Risk
       Our financial statements are expressed in Renminbi and our functional currency is Renminbi. The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a more than 4% appreciation of the Renminbi against the U.S. dollar since the date of its announcement. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.
       A substantial portion of our sales is denominated in U.S. dollars, Renminbi and Euros, while a substantial portion of our costs and expenses is denominated in Renminbi and U.S. dollars, with the remainder in Euros. Therefore, the revaluation in July 2005 and potential future revaluations have increased and could further increase our costs. In addition, any significant revaluation of the Renminbi may have a material adverse effect on our revenue and financial condition. The value of, and any dividends payable on, our ADSs in foreign currency terms may also be affected. For example, when converting the U.S. dollars we receive from this offering into Renminbi for our operations, any appreciation of the Renminbi against the U.S. dollar will have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making dividend payments on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.
       Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and Euro, also affect our gross and net profit margins and could result in fluctuations in foreign exchange and operating gains and losses.
Interest Rate Risk
       Our exposure to interest rate risk primarily relates to the interest rates for our short-term bank deposits. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.
Recent Accounting Pronouncements
       In June 2006, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” or FIN 48, which is an interpretation of FAS 109, “Accounting for Income Taxes,” to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We will adopt FIN 48 as of January 1, 2007, as required. The cumulative effect of adopting FIN 48 will be recorded in retained earnings (or other appropriate components of equity or net assets in the statement of financial position as applicable) in the year of adoption. We do not expect that the adoption of FIN 48 will have a significant effect on our financial condition or results of operations.
       In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” or SFAS No. 157. SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The provisions are to be applied prospectively as of the beginning of the fiscal year in which SFAS No. 157 is initially applied, except as it pertains to a change in accounting principles related to (i) large positions previously accounted for using a block discount and (ii) financial instruments (including derivatives and hybrids) that were initially measured at fair value using the transaction price in accordance with guidance in footnote 3 of EITF 02-3 or similar guidance in SFAS No. 155. For these transactions, differences between the amounts recognized in the statement of financial position prior to the adoption of SFAS No. 157 and the amounts recognized after adoption should be accounted for as a cumulative-effect adjustment to the opening balance of retained earnings in the year of adoption. We are currently assessing the impact, if any, that SFAS No. 157 will have on our financial condition or results of operations.

OUR INDUSTRY
Overview
       Global demand for electric power has grown consistently at a rate of 2%-5% annually in the past decade in line with the continued increase in reliance on electricity-dependent technologies worldwide, according to the Energy Information Administration of the U.S. Department of Energy. In particular, demand for electric power has increased at a high rate in emerging economies such as China, where reliable electricity is critical to continued industrialization and economic growth. According to International Energy Outlook 2006 published by the U.S. Department of Energy, worldwide electricity consumption is expected to increase from 14.8 trillion kilowatt hours, or kWh, in 2003 to 30.1 trillion kWh in 2030, while during the same period, demand is expected to grow at 4% per year in non-OECD (Organisation for Economic Co-operation and Development) economies.
       Sources for generating electricity include traditional sources, such as coal, natural gas, oil and nuclear power, and renewable resources, such as solar, biomass, geothermal, hydro-electric and wind power. Compared to fossil and nuclear fuels, which are finite resources that may eventually become too expensive to extract and bring to market, renewable resources are potentially unlimited in availability, although appropriate technology and a supportive regulatory environment are necessary to make the harnessing of renewable energy sources commercially viable. Renewable energy sources excluding hydroelectric power represented approximately 2% of worldwide electricity generation in 2004 and their use has the potential to increase significantly in the future. The following table sets forth the amount of electricity generated from various sources as percentages of total worldwide electricity generation for the periods indicated.

	Year Ended December 31,

	2000	2001	2002	2003	2004

	(In percentages)
Thermal electric	63.4%	64.0%	64.6%	65.7%	65.7%
Nuclear electric	16.8	17.0	16.6	15.9	15.8
Renewable sources
Hydroelectric	18.1	17.3	16.9	16.5	16.5
Other(1)	1.7	1.7	1.9	1.9	2.0

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Source: U.S. Department of Energy — Energy Information Administration

(1)	Includes geothermal, solar, wind, and wood and waste electric power generation.
       Among the renewable resources for electricity generation, solar electricity generation has emerged as a rapidly growing segment with significant potential to meet the global electricity needs. Solar energy technologies can be used to convert sunlight into heat, generally called solar thermal energy, or directly into electricity, generally called PV electricity generation.
       PV generation systems utilize interconnected PV cells, most of which are made with specially processed silicon that generates electric current upon exposure to sunlight. Such PV cells are packaged into PV modules, which not only protect the cells but also collect the electricity generated. Multiple PV modules, related power electronics, and other components make up the PV systems, which are used for both on-grid and off-grid generation. In the first instance, electricity generated is fed into an electricity transmission grid for sale, whereas in the latter instance, electricity is generated for locations where access to the electricity transmission grid is either physically impossible or not economically feasible.

       Compared to traditional energy sources and other renewable energy technologies for electricity generation, the benefits of PV systems include the following:

•	Renewability and Environmental Friendliness. Solar energy is derived from non-depleting sources. PV systems consume no fuel and produce no air, water or noise emissions.

•	No Fuel Risk Advantage. Unlike traditional energy sources, such as fossil and nuclear fuels, solar energy is not subject to fuel price volatility or delivery risk. Although the amount and timing of sunlight vary over the day, season and year, a well configured system could provide a reliable, long-term supply source for fixed price electricity.

•	Peak Energy Generation. Given that maximum sunlight hours correspond to peak electricity demand periods, PV panels generate the highest amount of electricity when electricity prices reach their highest levels.

•	Location Advantage. Given the universal availability of sunlight, PV systems are generally installed at a customer’s site. Therefore solar power does not face the same expenses and energy losses associated with transmission and distribution from large scale power generation plants to the end users. In addition, solar power often is regarded as an attractive, and sometimes the only viable, choice among renewable energy sources for retail customers given its universal location availability.

•	Relatively Minimal Infrastructure Investment. PV systems can be deployed for large-scale residential and commercial applications very quickly, typically without the construction of a complex infrastructure.

•	Modularity. PV systems can be deployed in many sizes and configurations to meet the specific needs of customers.

•	Dual Use. In addition to power generation, PV panels can be used as the exterior of a building and are increasingly installed on the roofs and facades of commercial and residential buildings.

•	Durability. Accelerated aging tests have shown that, without the need for major maintenance, solar power systems can operate for 25 or more years.
The Global PV Market
       The PV market worldwide has experienced significant growth since the beginning of this decade. According to Solarbuzz, the global PV market increased from 345 MW in 2001 to 1,460 MW in 2005 in terms of total annual PV installations. In addition, PV industry revenue increased from US$7 billion in 2004 to US$9.8 billion in 2005. Cumulative installed PV electricity generation capacity also expanded by 39% in 2005, and currently exceeds 5 GW worldwide. Furthermore, investment in new plants to manufacture PV cells exceeded US$1 billion in 2005. According to Solarbuzz, annual PV installations are expected to increase to 3.9 GW, and PV industry revenue is expected to increase to US$23.1 billion by 2010.
       On the basis of data published by Solarbuzz, the following tables set forth actual (for 2004-2005) and projected (for 2006-2010) PV market size in terms of annual revenue and installations for the periods indicated.

	Actual		Projected

	2004	2005	2006	2007	2008	2009	2010

Installations (MW)	1,086	1,460	1,600	1,795	2,255	2,932	3,938
Revenue (US$ billion)	7.0	9.8	11.0	11.3	14.5	18.0	23.1

Source: Solarbuzz Marketbuzz 2006 upside case

       Currently, installations in Germany, Japan and the United States together comprise a majority of worldwide PV industry installations. This is primarily attributable to government policies in these countries, in the form of regulations and incentives, which have accelerated the adoption of solar technologies. For example, Germany’s annual PV installations grew 53% to 837 MW in 2005, and represented 57% of the world market in 2005. In addition, Japan’s annual PV installations grew 14% to 292 MW in 2005. Other geographic areas, such as Southern Europe and China, have also increasingly demonstrated potential for rapid market development.
Competitive Landscape
       According to Solarbuzz, although there are over 100 companies engaged in PV cell manufacturing or which have announced plans to do so, PV cell production is currently dominated by a small number of manufacturers. The top ten PV cell manufacturers accounted for 74% of the total PV cells produced worldwide in 2005. In terms of geographical distribution, the top manufacturers were generally based in regions from which the majority of solar energy revenue is currently derived, with manufacturers in Japan, Europe and the United States representing 46%, 28% and 9%, respectively, of the total world PV cell production in 2005. Meanwhile, the percentage of global PV cell production for regions other than Japan, Europe and the United States increased from 10% in 2001 to 17% in 2005.
       The following table sets forth global cell production by geographic region for the periods indicated.

Production (MW)	2001	2002	2003	2004	2005

Europe	89	134	203	340	508
Japan	168	246	365	596	829
USA	93	101	90	139	156
Rest of the World	38	49	84	171	307

Total	388	530	742	1,246	1,800

Source: Solarbuzz Marketbuzz 2006
The PV Industry Value Chain
       The following diagram illustrates the stages of the PV electricity generation value chain.

Growth Trends in the Global PV Market
       We believe the following factors will continue to drive the growth of the global PV market, including the demand for our products and services:
Rising Energy Demand and Limited Fossil Energy Sources with Increasing Prices
       In recent years, global economic development has resulted in surging energy demand and rising energy prices. The situation is compounded by the finite supply of traditional energy sources, such as natural gas, coal, and petroleum. In addition, petroleum prices have risen dramatically because of war, political instability, labor unrest, and the threat of terrorism in oil-producing regions. Thus, future energy demand is increasingly expected to be met by renewable energy sources, such as solar energy.
Growing Adoption of Government Incentives for Solar and Other Renewable Energy Sources
       In response to the increasing environmental concerns worldwide, many governments have promulgated regulations and implemented policies to limit the release of hazardous and “green house” gases, such as carbon dioxide, and to encourage the use of renewable energy sources. Due to the fact that most renewable energy sources are currently less cost competitive than traditional energy sources, a growing number of countries have created incentive programs for the solar sector, including:

•	direct subsidies to end users to counter costs of equipment and installation;

•	net metering laws enabling on-grid end users to sell electricity back to the grid at retail prices;

•	government standards mandating minimum consumption levels of renewable energy sources; and

•	low interest loans and tax incentives to finance solar power systems.
       Due to government support in the past decade, solar energy has become an attractive alternative to traditional energy sources. Set forth below are brief descriptions of the incentive programs adopted by selected countries.
       China. The PRC government has been introducing various laws, regulations and initiatives to support renewable energy, including solar energy, over the last few years. In 2000, the PRC government initiated the Brightness Program, a rural electrification program, to provide electricity to rural areas in China. Under the initial phase of the Brightness Program relating to township electrification, an estimated 20 MW of PV or PV/ wind systems were installed from 2002-2004, impacting 1,000 municipalities. According to Solarbuzz, a second phase of the Brightness Program relating to village electrification contemplates installing village PV systems and solar home systems with a total capacity of over 250 MW from 2005-2010.
       In February 2005, China enacted the Renewable Energy Law, which became effective in January 2006. The Renewable Energy Law provides certain financial incentives for the development of renewable energy projects. According to Solarbuzz, China will spend approximately US$180 billion over the next 15 years to increase its use of renewable energy, including solar and wind energy, from the current 7% of its total energy consumption to 15% by 2020, and the Chinese government is planning for its cumulative domestic solar PV installations to reach 400 MW by 2010 and 1,000 MW by 2020 from approximately 75 MW in 2005.
       Various local authorities have also introduced initiatives to encourage the adoption of renewable energy, including solar energy. For example, in 2005, the Shanghai municipal government endorsed the “100,000 Roofs Project.” The goal of the project is to install solar power systems onto 100,000 rooftops or equivalent of 300 MW in Shanghai by 2015. In the short term, there are plans to install 5 MW of PV systems by 2007 in Shanghai. In addition, solar power will be used at various sports venues of Beijing 2008 Olympic Games. We expect that the increase in solar energy consumption in local municipalities will encourage further growth of the solar energy industry in China.
       Germany. Under Germany’s Renewable Energy Sources Act, the country aims to increase the share of electricity from renewable energy to 12.5% by 2010 and 20% by 2020. In particular, the Renewable Energy Sources Act requires electricity transmission grid operators to connect various renewable energy sources to their electricity transmission grids and to purchase all electricity generated by such sources at guaranteed feed-in tariffs. Additional regulatory support measures include investment cost subsidies, low-interest loans and tax relief to end users of renewable energy.
       Italy. Before 2005, the Italian PV market benefited primarily from regional support for PV installations with grants of up to 65% of investment, in the absence of national incentive funds. In 2005, Italy passed a new law that sets fixed feed-in tariffs for electricity produced from renewable energy sources. The incentives are available to individuals, companies and public bodies. In January 2006, the Italian government approved various measures relating to PV feed-in tariffs, including increasing the PV feed-in tariff cap to 500 MW by 2015.
       Japan. The Japanese government has implemented a series of incentive programs, including the “PV 2030” roadmap, which outlines government policies to support solar power electricity. Japan also provides government subsidies for research and development. According to Solarbuzz, due to those incentive programs, there are over 200,000 PV installations on residential housing in Japan.
       Spain. The incentive regime in Spain includes a national net metering program and favorable interest loans. The actual feed-in tariff for solar energy in Spain is fully guaranteed for 25 years and guaranteed at 80% subsequently. The target for cumulative installed generation capacity from PV in 2010 was recently raised by the Spanish government to 400 MW.
       United States. At the federal level, several recent developments are favorable to the PV industry in general. The United States Congress approved the Energy Policy Act of 2005, which provides a 30% investment tax credit for PV installations. In addition, the President of the United States announced the Advanced Energy Initiative in January 2006, which sets the goal of replacing more than 75% of oil imports from the Middle East by 2025 through using alternative energy. Furthermore, the President of the United States proposed US$148 million in funds to support the solar energy research and development program in the United States government’s 2007 budget. In addition, a number of states, including California and New Jersey, have committed substantial resources to developing and implementing renewable energy programs. For example, in January 2006, the California Public Utilities Commission passed the California Solar Initiative with the goal of installing 3 GW PV systems by 2017. In April 2006, the New Jersey Board of Public Utilities voted to approve new regulations which expand the State’s Renewable Portfolio Standard by extending the existing goals out to 2020 and increasing the required amount of renewable energy and solar energy. Under the newly adopted regulations, 20% of New Jersey’s electricity must come from renewable sources by 2020. The New Jersey regulations also include a 2% solar set aside which is forecast to require 1,500 MW of electricity to be generated through solar power, the largest solar commitment relative to population and electricity consumption in the United States.
Continuously Decreasing Production Costs
       Currently, the cost of solar energy substantially exceeds the retail price of electricity in most markets of the world. According to Solarbuzz, the total cost of producing solar electricity is approximately 25-40 cents/ kWh in most industrialized countries, whereas domestic tariffs are generally 7-12 cents/ kWh and bulk electricity generation costs are 2-5 cents/ kWh. As a result, the demand for solar power products is highly dependent on government subsidies and economic incentives. However, over the long term, a self-sustaining PV market requires PV installation prices to decrease to a point where PV can complete in most segments with retail electricity.
       We believe that the cost per watt of solar power systems could be further reduced by the following measures:

•	lowering silicon raw material costs;

•	decreasing silicon usage per watt;

•	increasing conversion efficiencies of PV cells in a cost-effective manner;

•	improving manufacturing efficiencies;

•	reducing capital expenditure per unit of solar power capacity expansion; and

•	enhancing manufacturers’ economies of scale.
Challenges Facing the Industry
       In spite of the advantages of solar energy generated through PV systems, the PV industry still must overcome a number of hurdles in order to grow and accomplish broad commercialization of its products, including:

•	Current high cost of solar electricity. Without government subsidies, solar electricity is currently less cost competitive than traditional electricity sources. Such government subsidies may include feed-in tariffs, net metering programs, renewable portfolio standards, rebates, tax incentives, and low interest loans. Any reduction in or elimination of government subsidies during this stage of the solar energy industry’s development may result in a decrease in demand for solar modules. See “Risk Factors — Risks Related to Our Company and Our Industry — The reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications could have a materially adverse effect on our business and prospects.”

•	Intermittent source of power. PV systems need sunlight to generate electricity and are less efficient in climates with low sunlight and extreme temperatures. As a result, these systems usually cannot be used as the sole source of electricity. To offer a complete solution to the end user, PV systems need to be combined with a storage solution, such as a battery, or other source of electricity, such as grid electricity or diesel generation.

•	Limited availability of semiconductor materials. Semiconductor materials are required to convert solar energy into electricity for solar modules. According to Solarbuzz, crystalline silicon technology was used for over 94% of the PV cells produced in 2005. High demand from the PV and microelectronics industries has resulted in a shortage of silicon feedstock, limiting the growth of many solar module manufacturers.
Even though silicon feedstock manufacturers are building new plants to boost supply, these projects are not only time-consuming, but also require substantial capital expenditures.

OUR CORPORATE HISTORY AND STRUCTURE
       We are a Cayman Islands holding company and conduct substantially all of our business through our operating subsidiary in the PRC, Jiangsu Linyang Solarfun Co., Ltd., or Linyang China. We own 100% of Linyang Solar Power Investment Holding Ltd., or Linyang BVI, a British Virgin Islands holding company, which owns 100% of Linyang China. Linyang China has two subsidiaries, Shanghai Linyang Solar Technology Co., Ltd., or Shanghai Linyang, and Sichuan Leshan Jiayang New Energy Co., Ltd., or Sichuan Jiayang. We established these subsidiaries to expand our business into new markets and sectors. The diagram sets forth the entities directly or indirectly controlled by us following our restructuring, which was completed on June 27, 2006:

(1)	The other shareholders of Shanghai Linyang Solar Technology Co., Ltd. are three individuals: Mr. Yongliang Gu, Mr. Rongqiang Cui, and Mr. Cui’s spouse. Mr. Gu and Mr. Cui are our shareholders.

(2)	The other shareholders of Sichuan Jiayang are Sichuan Jianengjia, which holds a 30% equity interest, and a member of Sichuan Jiayang’s management team, Mr. Wei Gu, who holds a 15% equity interest on behalf of Mr. Yonghua Lu, our chairman and chief executive officer, pursuant to an entrustment agreement entered into in November 2006. Under this entrustment agreement, Mr. Lu provided RMB3.0 million (US$0.4 million) to Mr. Gu to acquire the 15% equity interest in Sichuan Jiayang. Under the entrustment agreement, all the rights enjoyed by Mr. Gu as the holder of record of the 15% equity interest in Sichuan Jiayang, including economic rights, belong to Mr. Lu. Mr. Gu may only exercise rights relating to this equity interest in Sichuan Jiayang, such as voting and transfer rights, pursuant to written instructions from Mr. Lu. Mr. Lu also has the right to transfer all or a portion of the 15% equity interest to the management of Sichuan Jiayang or other third parties. This entrustment arrangement was originally contemplated at the time of establishment of Sichuan Jiayang, but was not formalized in writing until November 2006, and was meant to serve as a transitional step in advance of potentially fully transferring these equity interests to Mr. Gu and other members of Sichuan Jiayang’s management team as performance incentives.
       We commenced our operations in August 2004 through Linyang China. In connection with our initial public offering, we completed a restructuring in June 2006 pursuant to which we established our current holding company structure. Immediately prior to our restructuring, on

June 1, 2006, Linyang China was a Sino-foreign joint venture company with four shareholders: Jiangsu Linyang Electronics Co., Ltd., or Linyang Electronics, held 70% of the equity interests of Linyang China; Mr. Rongqiang Cui, our shareholder, and Mr. Yongliang Gu, our shareholder, held 3% and 2%, respectively, of Linyang China; and a non-PRC resident held the remaining 25% as the non-PRC joint venture partner. Linyang Electronics is one of the leading electricity-measuring instrument manufacturers in China. Mr. Yonghua Lu, our founder, chairman and chief executive officer, together with his spouse, holds 75% of the equity interests of Linyang Electronics, with the non-PRC resident joint venture partner of Linyang China holding the remaining 25%. In connection with the restructuring, the non-PRC resident joint venture partner of Linyang China ceased to own any interest in our company and received cash for the transfer of his interest in Linyang China.
       In June and August 2006, we issued in a private placement an aggregate of 79,644,754 series A convertible preference shares to Citigroup Venture Capital International Growth Partnership, L.P., Citigroup Venture Capital International Co-Investment, L.P., Hony Capital II, L.P., LC Fund III, L.P., Good Energies Investments Limited and two individual investors. The proceeds we received from this transaction, before deduction of transaction expenses, were US$53 million.
       For a discussion of our current shareholding structure, see “Principal and Selling Shareholders.”

OUR BUSINESS
Overview
       We are an established manufacturer of both PV cells and PV modules in China. We manufacture and sell a variety of PV cells and PV modules using advanced manufacturing process technologies that have helped us to rapidly increase our operational efficiency. All of our PV modules are currently produced using PV cells manufactured at our own facilities. We sell our products both directly to system integrators and through third party distributors. We also provide PV cell processing services for some of our silicon suppliers. We conduct our business in China through our operating subsidiary, Linyang China. In addition, we recently incorporated Shanghai Linyang to provide system integration services in China whereby we tailor our PV products for specific customers’ needs and link them with the end-use devices that require solar power. In November 2006, Shanghai Linyang won a competitive bid to provide a substantial majority of the PV modules to be used in a 1 MW solar power plant in Shanghai. Shanghai Linyang is still in the process of negotiating the final agreement relating to this project.
       Since our first PV cell production line became operational in November 2005, we have increased the average daily output of each of our monocrystalline PV cell production lines to 26,000 cells for the month ended September 30, 2006, improved the conversion efficiency of our monocrystalline PV cells to 16.8%, and reduced monocrystalline PV cell thickness to 200 microns and the average cell breakage rate to 2.7%.
       We currently operate two PV cell production lines, each with 30 MW of annual manufacturing capacity. We commenced commercial production on these lines in November 2005 and September 2006, respectively. In order to meet the fast-growing market demands for solar products, we plan to significantly expand our PV cell manufacturing capacity over the next several years. We expect that, by the end of 2006, the aggregate annual manufacturing capacity of our PV cell production lines that are completed or under construction will reach 120 MW. In addition, we plan to achieve an aggregate annual manufacturing capacity of 240 MW by the end of 2007 and 360 MW by the end of 2008.
       We increased our annual PV module manufacturing capacity from 30 MW to 60 MW in October 2006, and plan to achieve an aggregate annual manufacturing capacity of 80 MW by the end of 2006, 180 MW by the end of 2007 and 300 MW by the end of 2008. In addition, we established Sichuan Leshan Jiayang New Energy Co., Ltd., or Sichuan Jiayang, in April 2006, to increase our PV module production capacity and capture potential system integration opportunities in western China. Sichuan Jiayang’s 10 MW of PV module assembly capacity became operational in June 2006 and we expect to increase this capacity to 20 MW by the end of 2007 and 60 MW by the end of 2008. As part of our expansion plans, we also ordered the equipment for a new 15 MW automatic “building integrated” PV production line in May 2006, which is expected to become operational by early 2007. A “building integrated” PV system integrates PV modules into the core structure of a building’s roof or facade.
       We have experienced significant revenue and earnings growth since our establishment in August 2004. Our net revenue and net income were RMB166.2 million (US$21.0 million) and RMB14.4 million (US$1.8 million), respectively, in 2005. Our net revenue was RMB386.2 million (US$48.9 million) in the first nine months of 2006, compared to RMB86.5 million in the first nine months of 2005. We had net income of RMB72.9 million (US$9.2 million) in the nine months ended September 30, 2006, compared to RMB4.2 million in the same period in 2005.

Our Strengths
       We believe the following strengths enable us to capture opportunities in the rapidly growing PV industry and compete effectively in the PV market in China and internationally:
Strong Execution Capability Demonstrated by Significant and Rapid Operational and Financial Achievements in a Competitive Market
       We have achieved significant milestones in a highly competitive market within the short period since our establishment, including the following:

•	Rapid Buildout of Manufacturing Capacity and Fast Rollout of Products. We built up our manufacturing capacity within a short period of time, achieving an annual manufacturing capacity of 60 MW of PV cells and 60 MW of PV modules as of September 30, 2006. We completed our first PV cell production line within seven months from the initial project design phase in April 2005 to final completion of construction in November 2005. In February 2006, less than three months after our PV cell production line became operational, the average conversion efficiency rate of our monocrystalline PV cells had increased to 16.2%. We also reduced the thickness of our monocrystalline PV cells to 240 microns and the average breakage rate to 2.9%, and increased the average daily output of our PV cell production line to 23,000 cells. We believe our ability to build up our manufacturing capacity and produce high-quality products within a short period of time has allowed us to meet the market demands in a timely manner.

•	Continuing Improvements of Process Technology and Product Quality. In line with the ongoing refinement of our manufacturing processes, from February 2006 to September 2006, we further improved the technical parameters of our PV cells, with the average conversion efficiency rate of our monocrystalline PV cells increasing from 16.2% to 16.8%, the thickness of our monocrystalline PV cells decreasing from 240 microns to 200 microns and the average breakage rate decreasing from 2.9% to 2.7%. In October 2005, we obtained TÜV certification for our PV modules after only one trial and on-site audit. The TÜV certification means that our production process has been qualified for IEC 61215 and safety class II test standards and production quality inspections are performed periodically. IEC 61215 is a test standard for the durability and reliability of crystalline silicon modules and safety class II is a test standard for the electrical shock insulation capabilities of PV modules. Obtaining and maintaining this certification has significantly enhanced our sales in Europe, since European customers generally require this certification for any PV products they purchase.

•	Rapid Increase in Profitability. In 2005, we had net income of RMB14.4 million (US$1.8 million), which increased to RMB72.9 million (US$9.2 million) in the nine months ended September 30, 2006.
       We believe these achievements reflect the execution capabilities of our experienced management team, the technical support offered by our research and development team, the skills of our operational personnel, and the efficiency of our production and management system. Due to these factors, we believe we are well-positioned to maintain our execution momentum to capitalize on the rapidly growing PV market.
Extensive Industry Relationships and Scalable Manufacturing Capacity to Support Our
Manufacturing Expansion Plans
       We believe our existing manufacturing capacity and strong customer and supplier relationships will serve as a solid base for us to implement our future expansion plans.
       We currently have an annual manufacturing capacity of 60 MW for both PV cells and PV modules. We also began installation of two additional 30 MW PV cell production lines, and expect to complete the construction of these lines in February 2007. We believe our experience in building up capacity within short periods of time will allow us to successfully execute our future capacity expansion plans.
       We believe our access to silicon supplies is a key factor in our expansion plans, as there is currently an industry-wide shortage of these raw materials. We have established long-term strategic cooperation arrangements with our key silicon and silicon wafer suppliers, including supply contracts with LDK that are effective from December 2006 to June 2008 and two supply contracts with ReneSola with terms of 16 months and one year, respectively. In addition, we entered into a supply agreement in June 2006 with E-mei, which became effective in October 2006 and was further amended in November 2006, under which we agreed to make prepayments to purchase the silicon products to be produced by E-mei’s future manufacturing facility. Furthermore, under another supply contract we entered into with E-mei in October 2006, E-mei agreed to reserve for us at least 50% of its annual manufacturing capacity at its existing solar energy products manufacturing facilities in 2007. We have also established PV cell processing arrangements with some of our silicon suppliers. We believe these and other supply agreements we have already entered into will satisfy our planned silicon wafer requirements for the remainder of 2006, a majority of our planned silicon supply requirements in 2007 and a significant portion of our planned silicon supply requirements in 2008.
       In addition, our key customers include prominent solar power system integrators, such as S.E. Project S.R.L. and Social Capital S.L., as well as a growing group of Chinese customers. We expect these strategic relationships with suppliers and customers will serve as the basis for our further growth and expansion. In addition, we are in the process of discussing potential business opportunities with other leading international solar energy companies.
Operational Cost Advantages Achieved through Efficient Utilization of Management, Engineering, Labor and Manufacturing Resources in China
       As our operations are based in China, we have significant cost advantages over companies in the solar energy industry that are based in developed countries. Our approach to manufacturing is aimed to take advantage of the low labor costs and other savings afforded by China’s production environment. In particular, the factors that contribute to our relatively low cost basis include the following:

•	The cost of professional management and engineering personnel as well as skilled labor in China is much lower than in developed countries. In the nine months ended September 30, 2006, our operating expenses (inclusive of the share compensation charge of RMB10.3 million (US$1.3 million) related to a sale of our ordinary shares to Linyang Electronics by other shareholders of our company and the share compensation charge of RMB12.1 million (US$1.5 million) as a result of the issuance of series A convertible preference shares to Good Energies Investments Limited) accounted for 10.4% of our net revenue.

•	We have enjoyed relatively low equipment costs. We combine imported equipment with domestically produced equipment based on our own manufacturing design to achieve an optimal mix between technical specifications and cost, without compromising the process and product quality.

•	Due to the continuous improvement of our production system, we have increased our daily average production volume, improved our conversion rate and reduced our average cell breakage rate. In addition, we have implemented a performance-based compensation and incentive system for our employees that is aimed at aligning the interests and objectives of each department with the common goals of our company. As a result, we have increased the efficiency of our operations due to better communication and interaction between departments and thereby have achieved lower operating costs.

Industry Experience to Support Our Development of Downstream Business Opportunities in China
       We believe we are well-positioned to leverage our core competencies in PV cell and PV module manufacturing to effectively develop system integration and other downstream businesses. This evolution is supported by:

•	Our management’s extensive participation in the electricity generation industry and experience in electronics manufacturing over the last decade.

•	Our establishment of Shanghai Linyang in the first quarter of 2006 to explore downstream opportunities. In particular, Shanghai Linyang’s personnel have previously been involved in several solar energy electricity generation projects in Shanghai, including the Shanghai Xinzhuang Industry Park 3 KW on-grid application system, the Shanghai Charity Foundation 3 KW on-grid application system and the Shanghai Energy Conservation Center 1 KW off-grid application system. In September 2006, Shanghai Linyang won the bid for the Suyuan Group 74 KW on-grid application system project in Nanjing. Furthermore, in November 2006, Shanghai Linyang won a competitive bid to provide a substantial majority of the PV modules to be used in a 1 MW solar power plant in Shanghai. However, Shanghai Linyang is still in the process of negotiating the final agreements relating to these projects. We believe Shanghai will become one of the key testing grounds for solar energy consumption in China.

•	Our fully automatic “building integrated” PV production line, which we ordered from G.T. Solar in May 2006 and which is expected to become operational by early 2007. This additional production capability will help us to meet the needs of the developing market for PV building materials.
Research and Development Capabilities That Leverage Both Third Party Collaborations and Internal Resources
       We have adopted a systematic approach to our research and development activities that is aimed at achieving both near-term manufacturing process efficiency gains and long-term technological breakthroughs by leveraging third party collaborations as well as our internal resources. This approach consists of:

•	Collaborations with Leading Research Institutions. We have established a joint research program with ISC Konstanz in Germany to improve our PV cell manufacturing. We also have a long-term joint development relationship with Shanghai Jiaotong University, one of the leading science and engineering universities in China. We believe this relationship will provide our company access to leading PV experts in China and allow us to participate in the development and implementation of the next generation of PV technologies. We have also cooperated with the Institute of Electrical Engineering of the Chinese Academy of Sciences to construct a testing laboratory that conforms to international standards. In addition, we have established a joint PV research program with Sun Yat-sen University in China relating to system integration technologies and are also in the process of discussing the formation of potential collaborative relationships with several other leading international research institutions. We believe these and other initiatives in the area of research and development have helped us to achieve our current level of technological advancement and will continue to drive our technological advancements in the future.

•	Internal Research and Development Capabilities. Our research and development efforts have yielded practical results that have allowed us to improve our products and enhance our overall business. Our research and development team is led by three overseas-educated senior research engineers. We currently have four patents either granted or pending in China. From the inception of our company through September 30, 2006, we have spent RMB20.0 million to construct a pilot line at our PV Engineering Center. This PV Engineering Center will help us to convert our research results into commercially viable products. We plan to utilize the PV Engineering Center to further optimize our production processes and improve our average conversion efficiency and reduce the thickness and average breakage rates of our PV cells.

•	Establishment of PV Technology Committee. We have established a PV technology committee that is composed of 16 PV technology experts. This committee’s mandate is to monitor and report on technological developments, trends and new governmental policies affecting the industry. The committee also participates in the research and development activities of our company, conducts its own research on selected topics and contributes to the development and training of our research and development team.

Entrepreneurial Management with Extensive Industry Contacts and Strong Track Record of Successful Execution
       Our management team consists of an experienced and diversified group of entrepreneurs and professionals who have positioned our company to take advantage of the rapidly growing PV market. Our senior management has significant industry and managerial experience and numerous contacts throughout the electricity generation industry, which is evidenced by their track records of founding and managing successful enterprises. For example, Mr. Yonghua Lu, our founder, chairman and chief executive officer, has been chairman and general manager of Linyang Electronics, one of the largest electricity measuring instrument manufacturers in China since 1997. Mr. Hanfei Wang, our director and chief operating officer, was a key management team member of a leading solar company in China from 2001 to 2004. Mr. Kevin C. Wei, our chief financial officer, has over 15 years of financial management and internal and external audit experience in both the United States and China. Mr. Yuting Wang, our chief engineer, has extensive experience in solar energy research and development in China. In addition, more than half of our middle management and production supervisors have extensive manufacturing and managerial experience based on their prior employment at Linyang Electronics and other successful PV enterprises. In addition, Ms. Xihong Deng, who currently serves as our director and executive vice president in charge of international business development as a secondee from Hony Capital II, L.P., one of our shareholders, with over 15 years of working experience at leading financial institutions and private equity firms, has extensive international working experience in mergers and acquisitions and business development in the United States and other countries.
Our Strategies
       Our long-term goal is to become a leading global PV cell and module manufacturer and to leverage our core strengths to become an innovator and an important player in the downstream PV markets, particularly in China. To achieve this goal, we plan to implement the following specific strategies:
Continue to Expand Manufacturing Capacity and Reduce Operational Costs to Achieve Greater Economies of Scale
       We believe that scale and manufacturing capacity are the key factors in determining competitiveness in the PV market. Our plans for expanding our production capacity are three-fold:

•	PV Cell Production. We currently have two PV cell production lines in commercial operation. We also began installation of two additional 30 MW PV cell production lines, which we expect to become operational by February 2007. We plan to add four additional

PV cell production lines in each of 2007 and 2008 to raise our production capacity to 240 MW by the end of 2007 and to 360 MW by the end of 2008.

•	PV Module Assembly. We plan to increase our PV module assembly capacity to 80 MW, 180 MW and 300 MW by the end of 2006, 2007 and 2008, respectively. We have also set up 10 MW of PV module assembly capacity through our majority-owned subsidiary, Sichuan Jiayang, and expect to increase this capacity to 60 MW by the end of 2008.

•	Other Production Lines. In addition, we plan to install other production lines for other products. For example, we plan to begin operation of a new 15 MW “building integrated” PV production line by early 2007.

       Our planned expansion is expected to help us to achieve economies of scale in production and reduced materials procurement costs, as well as rationalize our equipment costs and general and administrative expenses. In addition, we plan to begin to design our own equipment, including cleaning and printing machines, debottleneck our production capacity and improve our manufacturing processes. We believe that this will reduce our investment and production costs and allow us to meet our customers’ product and volume requirements, while maintaining our profitability. We believe that as silicon prices decline over time, the low labor cost of our manufacturing processes and our production management system will allow us to maintain our price competitiveness in the global market.
Increase Investments for Research and Development Activities, Enhance Production Process Technologies and Develop Next Generation Products through Continuous Innovation
       To further enhance our existing product technology and our manufacturing processes and develop new products and technologies, we plan to devote substantial resources to research and development, including by supporting various types of cooperation projects with leading international research institutions. In particular, our research and development efforts will focus on the following areas:

•	Increase Conversion Efficiencies. We are developing new technologies and designing advanced equipment to manufacture, on a large scale and cost-effectively, PV cells with higher conversion efficiencies.

•	Reduce Silicon Usage by Using Thinner Silicon Wafers. We are developing process technologies for wafers with thicknesses of less than 150 microns to address manufacturing challenges associated with reducing the thickness of silicon wafers.

•	Develop Thin-Film Silicon PV Cell Technologies and Other Technologies. We are developing manufacturing technologies for the next generation thin film silicon PV cells on glass, which would significantly reduce the consumption of silicon materials and manufacturing costs.
       In addition, in order to improve our operating efficiency, we continue to develop new equipment and tools and redesign our manufacturing processes. We also plan to build upon our existing research and development capabilities by continuing to recruit experienced research personnel and establishing additional alliances and collaborations with leading Chinese and international institutions.
Diversify Our Product and Service Offerings and Expand Our Business in Downstream Markets
       We plan to diversify our PV cell and PV module offerings and to enter the system integration business by leveraging our core competencies in cell and module manufacturing and our management’s experience and relationships in the electricity generation and electronics manufacturing industries. In particular:

•	Our product lines currently include primarily PV cells and PV modules, and we plan to expand them to include “building integrated” PV and other PV applications and products, such as inverters and net meters, in order to address a broader range of market opportunities and reduce our dependence on our current products. Moreover, we believe the addition of these products will also help us to increase our profitability and brand recognition.

•	We expect the PV market in China to grow rapidly in light of recent legislation and policies. We plan to take advantage of the rapid development of China’s PV market, including the potential opportunities relating to the 2008 Beijing Olympic Games, the 2010 Shanghai World Expo and the PRC government’s promotion of the development of solar energy in China’s western provinces, to begin to provide PV system services. By targeting high-profile projects, we believe we can also use these downstream opportunities to enhance awareness of our core products and our brand. We have already established Shanghai Linyang and Sichuan Jiayang to capitalize on the potential system integration opportunities in China. Provision of system integration services typically generates a higher profit margin than PV cells and PV modules. Development of system integration products and services may also provide us with greater pricing power, as the new products and services are less susceptible to commoditization than our current products.
Secure Long-Term Supplies of Silicon
       We intend to leverage our financial strength, market position and industry experience in China to enter into various forms of strategic alliances with silicon suppliers in China and overseas to reduce our exposure to the risk of supply shortages. In particular, we plan to secure long-term supplies of silicon necessary for our production through the following means:

•	Long-Term Supply Contracts. We have entered into supply contracts with LDK, ReneSola and E-mei. We are in active discussions with many other silicon and silicon wafer suppliers both in China and overseas to secure additional contracts for stable and reliable silicon supplies. We believe that our expanding production capacity makes us an attractive customer for global silicon and silicon wafer suppliers.

•	PV Cell Processing Arrangements. We plan to diversify our supply channels by seeking to establish, where appropriate, PV cell processing arrangements with silicon and silicon wafer suppliers both overseas and in China. We have already established PV cell processing arrangements with some of our silicon suppliers and PV manufacturers.

•	Other Solutions. We plan to establish alliances with and make investments in silicon producers and selectively enter into spot market silicon purchase contracts to supplement our existing long-term supply agreements.
Broaden Our Geographical Revenue Base, and Build and Enhance Brand Recognition Both Domestically and Internationally
       We plan to broaden the geographical distribution of our sales in order to seek new market opportunities, reduce our reliance on any particular geographic region and to achieve a more balanced distribution of our products.

•	Overseas Market. Europe has been our largest market since we commenced operations in 2004. As part of our plan to enter the United States market, we are in the process of obtaining UL certification for our products in the United States, which we expect to obtain by early 2007, and to commence our marketing efforts in the United States thereafter. We also plan to set up our own marketing and services network in the United States and

Europe during the first half of 2007 to coordinate and organize our local marketing and after-sales activities to achieve further penetration into the international markets and greater customer satisfaction.

•	PRC Market. We believe that China’s PV market will grow rapidly with the enactment of more solar energy incentive policies by the PRC government. By leveraging upon the existing broad domestic sales platform of Linyang Electronics, our affiliate, we intend to further expand our PRC market presence, especially in the downstream market.

•	Strengthening Our Brand. We plan to build and enhance our “Solarfun” brand both domestically and internationally by continuing to provide high quality products and services and through a targeted marketing campaign.

Strengthen and Grow Our Management and Research and Development Teams Through Training and Professional Development and Recruitment of Personnel with International Experience
       We have increased our focus on training and professional development at all levels of our management and technical personnel and plan to hire several experienced management team members. We intend to make full use of our incentive schemes in order to motivate and nurture our existing employees and attract qualified candidates. We also plan to:

•	use our presence in Shanghai as a hiring platform and operational base to attract international professionals;

•	encourage our existing research and development personnel to participate in technological exchange programs at leading domestic and overseas research institutions and universities; and

•	actively utilize Linyang PV Research and Development Center at Shanghai Jiaotong University to foster engineering talent through cooperative projects and by offering solar industry-related grants.
Our Products and Services
       Our products and services include PV cells, PV modules and PV cell processing services. The table below shows our net revenue derived from the sales of PV cells, PV modules, the provision of PV cell processing services, and the percentage contribution of each of these products and services to our net revenue, for the periods indicated:

	Year Ended		Nine Months Ended
	December 31, 2005		September 30, 2006

Products and Services	Net Revenue	%	Net Revenue	%

	(In thousands of Renminbi, except percentages)
PV cells	542	0.3%	6,624	1.7%
PV modules	165,636	99.7%	360,154	93.2%
PV cell processing	—	—	19,461	5.1%

Our Products
PV Cells
       A PV cell is a semiconductor device that converts sunlight into electricity by a process known as the photovoltaic effect. The following table sets forth the specifications of two types of PV cells we currently produce:

	Dimensions	Conversion	Thickness	Maximum
PV Cell Type	(mm×mm)	Efficiency (%)	(em)	Power (W)

Monocrystalline silicon cell	125 × 125	15.0 - 17.2%	200 - 220	2.23 - 2.56
	156 × 156	15.0 - 16.8%	200 - 220	3.60 - 4.03
Multicrystalline silicon cell	125 × 125	14.5 - 16.0%	220 - 240	2.19 - 2.50
	156 × 156	14.5 - 15.8%	220 - 240	3.41 - 3.85
       The key technical efficiency measurement of PV cells is the conversion efficiency rate. In general, the higher the conversion efficiency rate, the lower the production cost of PV modules per watt because more power can be incorporated into a given size package. The average conversion efficiency rate of our monocrystalline PV cells reached 16.8% in September 2006, representing an increase from 14.8% in November 2005 when we began producing PV cells.
       We currently produce a variety of PV cells ranging from 200 microns to 240 microns in thickness, with the substantial majority of these PV cells having a thickness of 220 microns. In order to further lower our production costs, we intend to focus on producing PV cells with decreasing thickness levels.
PV Modules
       A PV module is an assembly of PV cells that have been electrically interconnected and laminated in a durable and weather-proof package. We have been selling a wide range of PV modules, currently ranging from 5W to 200W in power output specification, made primarily from the PV cells we manufacture. We are developing modules with higher power to meet the rising expansion of on-grid configurations. The majority of the PV modules we currently offer to our customers range in power between 160W and 200W. We sell approximately 84% of our PV modules under our proprietary “Solarfun” brand, and approximately 16% of our PV modules under the brand names of our customers.
       The following table sets forth the types of PV modules we manufacture with the specifications indicated.

	Dimensions	Weight
PV Module Manufactured with:	(mm)	(Kg)	Power (W)

Monocrystalline silicon	1580 × 808 ×	45 15	160 - 185
	1494 × 1000 × 4	5 18	190 - 210
Multicrystalline silicon	1580 × 808 ×	45 15	155 - 180
	1494 × 1000 × 4	5 18	185 - 205
       We believe our PV cells and modules are highly competitive with other products in the solar energy market in terms of efficiency and quality. We expect to continue improving the conversion efficiency and power, and reducing the thickness, of our solar products as we continue to devote significant financial and human resources in our various research and development programs.

Our Services
PV Cell Processing
       We provide PV cell processing services to convert silicon wafers into PV cells on behalf of third parties, including some of our silicon suppliers. For these PV cell processing service arrangements, we “purchase” raw materials from a customer and at the same time agree to “sell” a specified quantity of PV cells back to the same customer. The quantity of PV cells sold back to the customer under these processing arrangements is consistent with the amount of raw materials purchased from the customer based on current production conversion rates. We record the amount of revenue from these processing transactions based on the amount received for PV cells sold less the amount paid for the raw materials purchased from the customer. The revenue recognized is recorded as processing service revenue and the production costs incurred related to providing the processing services are recorded as service processing costs within cost of revenue.
Solar System Integration
       A solar application system consists of one or more PV modules that are physically mounted and electrically interconnected, with system components such as batteries and power electronics, to produce and reserve electricity. On March 29, 2006, we incorporated our 83%-owned subsidiary, Shanghai Linyang. We have commenced our commercial activities to provide solar system integration services to end-users in China through Shanghai Linyang. We intend to focus on designing and installing solar application systems based on customers’ specific requirements, using PV modules we manufacture under our “Solarfun” brand. Shanghai Linyang’s personnel have previously been involved in several on-grid and off-grid pilot projects in China, including the Shanghai Xinzhuang Industry Park 3KW on-grid application system, the Shanghai Charity Foundation 3KW on-grid application system, and the Shanghai Energy Conservation Center 1KW off-grid application system. In September 2006, Shanghai Linyang won the bid for the Suyuan Group 74KW on-grid application system project in Nanjing. In November 2006, Shanghai Linyang won a competitive bid to provide a substantial majority of the PV modules to be used in a 1 MW solar power plant in Shanghai. However, Shanghai Linyang is still in the process of negotiating the final agreements relating to these projects.
Raw Materials Supply Management
       Manufacturing of our solar products requires reliable supplies of various raw materials, including silicon wafers, ethylene vinyl acetate, triphenyltin, tempered glass, connecting bands, welding bands, silica gel, aluminum alloy and junction boxes. We seek to diversify the supply sources of raw materials and have not in the past experienced any disruption of our manufacturing process due to insufficient supply of raw materials. In addition, we are not dependent on any single supplier. The aggregate costs attributable to our five largest raw materials suppliers in 2005 and in the nine months ended September 30, 2006 were 71.3% and 54.6%, respectively, of our total raw materials purchases.
       We maintain different inventory levels of our raw materials, depending on the type of product and the lead time required to obtain additional supplies. We seek to maintain reasonable inventory levels that achieve a balance between our efforts to reduce our storage costs and optimize working capital on one hand, and the need to ensure that we have access to adequate supplies on the other. In light of the current industry-wide constraints on silicon wafer supply, our current policy is to procure as many silicon wafers as possible. As of December 31, 2005 and September 30, 2006, we had RMB65.0 million (US$8.2 million) and RMB187.6 million (US$23.7 million), respectively, of raw materials in inventory.

Silicon Wafers
       Among the various raw materials required for our manufacturing process, silicon wafers are the most important for producing PV cells. A silicon wafer is a flat piece of crystalline silicon that can be processed into a PV cell. Silicon wafers used for PV cell production are generally classified into two different types: monocrystalline and multicrystalline silicon wafers. Compared to monocrystalline silicon wafers, multicrystalline silicon wafers have a lower conversion rate but are less expensive. We currently use 5-inch and 6-inch wafers in our production, and plan to use 8-inch wafers in the future, since the amount of silicon wastage decreases with an increase in the diameter of the wafers used. Our PV cell production line is suitable for manufacturing using both types of silicon wafers. We believe that the ability to manufacture using both types of silicon wafers provides us with greater flexibility in procuring raw materials, especially during the periods of silicon supply shortages.
       We purchase both silicon ingots and silicon wafers from third-party suppliers. We outsource the slicing of silicon ingots into silicon wafers to third parties. We purchase silicon from both domestic and overseas suppliers, with the majority of our purchases being made in the domestic market. Currently, our principal silicon suppliers include LDK, ReneSola and E-mei.
       We purchase silicon from third-party suppliers on a purchase order or annual or semi-annual contract basis. Under the annual/semi-annual purchase agreements, we are typically required to prepay a certain percentage of the purchase price.
       We seek to secure a dependable silicon supply through various means, including entering into PV cell processing arrangements, long-term supply contracts and strategic alliances with local and overseas silicon suppliers. In addition, we are seeking opportunities to invest in silicon producers in China to secure silicon supplies.
       We are actively exploring opportunities to establish long-term relationships and strategic alliances with our major suppliers. Under an amendment to prior supply agreements with LDK that we entered into in November 2006, LDK will provide 9.3 MW of silicon wafers to us from December 2006 to July 2007 based on a fixed price. Furthermore, we entered into a framework supply agreement with LDK, under which product purchase prices and delivery schedules for the contracted periods are not fixed. Under this agreement, LDK will provide 56.4 MW of silicon wafers from July 2007 to June 2008. The actual product purchase prices will be negotiated between us and LDK in good faith during the contracted periods based on market prices.
       In addition, we entered into two fixed price supply agreements in March and July 2006 with ReneSola. Under these two supply agreements, ReneSola has agreed to supply us with an aggregate of 20.3 MW of silicon wafers through the end of 2007. Furthermore, in June 2006, we entered into a supply agreement with E-mei, which became effective in October 2006 and was further amended in November 2006. Under this agreement, we agreed to make prepayments totaling RMB220 million over a period not longer than 18 months starting from October 2006 to secure exclusive rights to purchase the silicon products to be produced by E-mei’s future manufacturing facility at a discount to the prevailing market price for five years starting from the completion of the facility. E-mei will use the prepayments to construct a new manufacturing facility with an expected annual production capacity of 500 tons of silicon products. The agreement also provides that E-mei will complete the construction of the new manufacturing facility within 18 months after the effective date of the agreement. Moreover, under another supply contract we entered into with E-mei in October 2006, E-mei agreed to reserve for us at least 50% of its annual manufacturing capacity at its existing solar energy product manufacturing facilities in 2007.
       Based on these arrangements and other supply agreements we have entered into, we believe we have already secured a majority of our planned silicon supply requirements in 2007 and a significant portion of our planned silicon supply requirements in 2008. In 2006, however, due to a shortage of raw materials for the production of silicon wafers, increased market demand for silicon wafers, a failure by some silicon suppliers to achieve expected production volumes and other factors, some of our major silicon wafer suppliers failed to fully perform on their silicon wafer supply commitments to us, and we consequently did not receive all of the contractually agreed quantities of silicon wafers from these suppliers. We subsequently cancelled or renegotiated these silicon supply contracts, resulting in an aggregate decrease in the delivered or committed supply under these contracts from approximately 142 MW to approximately 71 MW for the period from June 2006 to June 2008. The majority of this shortfall was due to the cancellation of a single silicon supply contract with one of our silicon suppliers. However, we were able to enter into contracts with other suppliers to replace the majority of the shortfall from the cancellation of this contract at a lower average silicon purchase price. Nevertheless, we cannot assure you that we will not experience similar or additional shortfalls of silicon or silicon wafers from our suppliers in the future or that, in the event of such shortfalls, we will be able to find other silicon suppliers to satisfy our production needs. See also “Risk Factors — Risks Related to Our Company and Our Industry — Our dependence on a limited number of suppliers for a substantial majority of silicon and silicon wafers could prevent us from delivering our products in a timely manner to our customers in the required quantities, which could result in order cancellations, decreased revenue and loss of market share” and “Our Business — Key Factors Affecting Our Financial Performance — Availability and Price of Silicon Wafers.” We are also in the process of discussing potential business opportunities with other silicon suppliers outside China.
Other Raw Materials
       In addition to silicon, we use a variety of other raw materials for our production. As part of our continuing cost control efforts, a significant portion of these raw materials is locally sourced. We believe that our policy to use primarily locally sourced raw materials and our continuing price negotiations with our local raw material suppliers have made a significant contribution to our profitability since we commenced operations in 2004. The use of locally sourced raw materials also shortens our lead order time and provides us with better access to technical and other support from our suppliers.
Production
       We manufacture our PV cells and PV modules through Linyang China, our wholly owned PRC subsidiary, in an approximately 37,500 square meter facility located in Qidong, Jiangsu Province, China. We currently operate two PV cell production lines, each with 30 MW of annual manufacturing capacity. We commenced commercial production on these lines in November 2005 and September 2006, respectively. We also increased our annual PV module manufacturing capacity to 60 MW in October 2006. From the inception of our company in August 2004 through September 30, 2006, we have invested RMB69.8 million (US$8.8 million) in building up our current PV cell production capacity. We were able to lower our initial investment by purchasing key equipment with more sophisticated technology from overseas suppliers while procuring other equipment domestically. In this manner, we believe we have achieved an optimal balance between technical specifications and cost efficiency without sacrificing product quality. We plan our production on an annual, semi-annual and monthly basis in accordance with anticipated demand and make weekly adjustments to our actual production schedule based on actual orders received.

Production Process
       The following diagram shows the general production stages for our PV cells:
       The following diagram shows the production procedures for our PV modules:
Quality Control and Certifications
       Our finished PV cells and PV modules are inspected and tested according to standardized procedures. In addition, we have established multiple inspection points at key production stages to identify product defects during the production process. Unfinished products that are found to be below standard are repaired or replaced. Our quality control procedures also include raw material quality inspection and testing. Moreover, we provide regular training and specific guidelines to our operators to ensure that production processes meet our quality inspection and other quality control procedures.
       We maintain several certifications for our quality control procedures, which demonstrate our compliance with international and domestic operating standards. We believe that our quality control procedures are enhanced by the use of sophisticated production system designs and a high degree of automation in our production process. The certifications we currently maintain include ISO 9001:2000 quality system certification for the process of design, production of sale of our PV modules, and the TÜV certification for our SF160-24 type PV modules. The TÜV certification is issued by an independent approval agency in Germany to certify our production process is qualified for IEC 61215 and safety class II test standards and constant production quality inspections are performed periodically. Maintaining this certification has greatly enhanced our sales in European countries. We are in the process of obtaining UL certification issued by Underwriters Laboratories Inc., an independent product-safety testing and certification organization in the United States. We expect to obtain this certification by early 2007, which will enable us to sell our products to customers in the United States.
Capacity Expansion and Technology Upgrade Plans
       In order to meet the fast-growing market demands for solar products, we plan to significantly expand our production capacity in the next three years. Our second PV cell production line with an annual manufacturing capacity of 30 MW commenced commercial production in September 2006. We also expanded our annual production capacity of PV modules to 60 MW in October 2006 by installing new production lines. We have entered into purchase agreements for manufacturing equipment and facilities and invested an aggregate of RMB14.1 million (US$1.8 million) for these expansions from January 2006 through September 2006, and expect to invest an additional RMB55.0 million (US$7.0 million).
       As one of our key strategies, we intend to continuously expand our annual production capacity and improve the conversion efficiency of our solar products. The following table shows our major operational objectives by the end of each of the periods indicated, based on our expansion and technology upgrade plans:

	As of
	December 31,

	2006	2007	2008

PV cell production lines completed or under construction	4	8	12
Annual PV cell production capacity (in MW)(1)	60	240	360
Annual PV cell production capacity including lines under construction (in MW)	120	240	360
Annual PV module production capacity (in MW)(1)(2)	80	180	300
Average conversion efficiency rate of monocrystalline silicon cells	16.8%	17.0%	17.6%
Average conversion efficiency rate of multicrystalline silicon cells	15.5%	16.0%	16.5%
Minimum PV cell thickness (in em)(3)	200	180	160

(1)	Maximum manufacturing capacity assuming 24 hours of operation per day for 350 days per year.

(2)	Excludes capacity of Sichuan Jiayang.

(3)	Represents the minimum cell thickness that can be mass-produced as of the end of that period.

       The expansion plans and capacities indicated in the table above are indicative only of our current plans and are subject to change due to a number of factors, including, among others, market conditions and demand for our products.
       In addition, we plan to enter the “building integrated” PV business by investing approximately RMB20.0 million to construct a “building integrated” PV production line and commence trial production by early 2007. We believe that building this production line will create synergies with our existing solar business and allow us to diversify into new product lines.
Sales and Distribution
       We sell our PV modules through distributors and directly to system integrators. We do not sell our products to end users. Our customers include solar energy product distributors, engineering and design firms and other energy product distributors. Our system integrator customers provide value-added services and typically design and sell complete systems that use our PV modules. We also provide system integration services directly to end users in China. Customers that accounted for a significant portion of our total net revenue included Suntaics Ltd. in 2005, and S.E. Project S.R.L., Suntaics Ltd., Social Capital S.L., and Solar Projekt Energysystem GmbH in the nine months ended September 30, 2006.
       Details of the customers accounting for more than 10% of our net revenue in 2005 and the nine months ended September 30, 2006 are as follows:

	Year Ended		Nine Months Ended
	December 31, 2005		September 30, 2006

	Net Revenue	%	Net Revenue	%

	(in thousands, except percentages)
S.E. Project S.R.L.	—	—	121,421	31.4%
Social Capital S.L.	—	—	60,237	15.6%
Solar Projekt Energysystem GmbH	13,140	7.9%	58,671	15.2%
Suntaics	84,438	50.8%	54,856	14.2%
       We entered into a framework sales agreement with Social Capital S.L. in June 2006, under which Social Capital S.L. agreed to purchase 84 MW of our PV products from 2007 to 2008, subject to final agreement regarding the pricing terms based on market rates. In November 2006, we entered into a framework sales agreement with Scatec AS, or Scatec, under which Scatec agreed to purchase at least 60 MW of our PV modules from 2007 to 2012, with an annual minimum purchase volume of 10 MW. The purchase prices will be negotiated between us and Scatec in good faith during the contracted periods. We also entered into a sales agreement with Scatec to supply 10 MW of PV modules from December 2006 to August 2007, which represents the initial phase of the framework agreement. As of the date of this prospectus, we had already entered into contracts to sell the majority of our planned production of PV products for 2007.
       In 2005 and the nine months ended September 30, 2006, 72.4% and 16.1%, respectively, of our sales were made to distributors and 27.6% and 83.9%, respectively, of our sales were made to system integrators. We currently work with a limited number of distributors that have specific expertise and capabilities in a given market segment or geographic region. We plan to expand our distribution network by actively exploring opportunities to develop additional distributor relationships in other markets and geographic regions, such as Spain, Italy, Austria and the United States.
       We sell our solar products to system integrators through our direct sales force. We plan to establish branch offices in Germany and the United States in the first half of 2007 to coordinate and facilitate our direct sales and marketing efforts in those respective countries.

       Our products and services are primarily provided to European customers and, to a lesser extent, to Chinese customers. The following table sets forth our net revenue by geographic region, and the percentage contribution of each of these regions to our net revenue, for the periods indicated:

	Year Ended		Nine Months Ended
	December 31, 2005		September 30, 2006

	Net		Net
Region	Revenue	%	Revenue	%

	(In thousands of Renminbi, except
	percentages)
Germany	126,555	76.2%	176,646	45.7%
Italy	5,946	3.6	122,993	31.8
Spain	—	—	60,281	15.6
PRC	33,667	20.2	24,171	6.3
Others	10	—	2,148	0.6

Total	166,178	100.0%	386,239	100.0%

After-Sales Services and Warranties
       We provide a two-year unlimited warranty for technical defects, a 10-year warranty against declines of greater than 10%, and a 20- or 25-year warranty against declines of greater than 20%, in the initial power generation capacity of our PV modules. After-sales services for our PV modules and solar application systems covered by warranties are provided by our international sales team. Since we began to sell our products in 2005, we provided RMB1.6 million (US$0.2 million) and RMB3.6 million (US$0.5 million) in warranty costs in 2005 and the nine months ended September 30, 2006, respectively.
Research and Development
       The solar industry is characterized by rapidly evolving technology advancements. Achieving fast and continual technology improvements is of critical importance to maintaining our competitive advantage. Our research and development efforts concentrate on lowering production costs per watt by increasing the conversion efficiency rate of our products and reducing silicon usage by reducing the thickness of PV cells. In addition, we are developing production technologies for next generation thin film PV cells, which are expected to significantly reduce the consumption of silicon materials and manufacturing costs.
       We have been developing more advanced technologies to improve the conversion efficiency and reduce the thickness of our PV cells. Through our continuous efforts, we have been able to increase the average conversion efficiency rate of our monocrystalline PV cells from 14.8% in November 2005 to 16.8% in September 2006. We also reduced our monocrystalline PV cell thickness to 200 microns as of the end of September 2006.
       We are in the process of constructing a pilot line, which will be equipped with advanced technologies. We plan to leverage this pilot line to convert more effectively our research results into commercially viable products. Our estimated total investment for this line is RMB20 million. This pilot line commenced trial operations in September 2006. We plan to utilize this pilot line to further improve the conversion efficiency and reduce the thickness of our PV cells. We expect to increase our conversion efficiency for monocrystalline silicon cells to 17.0% and 17.6%, and for multicrystalline silicon cells to 16.0% and 16.5%, by the end of 2007 and 2008, respectively, and reduce our PV cell thickness to 180 microns by the end of 2008.

       Our technology department works closely with our manufacturing department to lower production costs by improving our production efficiency. All of our research and development personnel in our technology department have undergraduate or higher education degrees. In particular, Mr. Fei Yun, our director of technology, spent approximately nine years studying and conducting research at the Center for Photovoltaic Devices and Systems of the University of New South Wales, Australia, prior to joining our company. In addition, Professor Guangfu Zheng, our senior researcher, who received his doctorate degree from the University of New South Wales in Australia, has been engaged in photovoltaics research since 1976. During his study and research in the University of New South Wales in Australia from 1991 to 1999, Professor Guangfu Zheng made significant advancements in conversion efficiency for thin-film solar cells. Moreover, he currently receives a special subsidy from the PRC government for foreign experts.
       In February 2006, we established the Linyang PV Research and Development Center with Shanghai Jiaotong University. This center, which is located at Shanghai Jiaotong University, employs PV technology experts who focus on improving conversion efficiency rates of PV cells. Under our agreement with Shanghai Jiaotong University, we are jointly entitled to the intellectual property rights relating to the research results of this center. Similarly, we entered into a research and development cooperation agreement with Sun Yat-sen University in Guangzhou, China, in September 2006, under which we will conduct joint research on system integration technologies. In the same month, we set up a research and development framework program with ISC Konstanz, a German solar research institute, to improve our PV cell manufacturing. In addition, we are sponsoring a master’s degree program in Photovoltaics at Shanghai Jiaotong University that will enhance our profile among faculty and students, as well as facilitate our recruitment of top graduates. We also set up a laboratory with an institute under the Chinese Academy of Sciences in June 2006, which implements sophisticated testing procedures to measure various technical parameters of our solar products.
Intellectual Property and Proprietary Rights
       Our intellectual property is an essential element of our business. We rely on patent, copyright, trademark, trade secret and other intellectual property law, as well as non-competition and confidentiality agreements with our employees, suppliers, business partners and others, to protect our intellectual property rights.
       As of September 30, 2006, we had been granted one patent by the State Intellectual Property Office of China and had three other patent applications pending in China. Our issued and pending patent applications relate primarily to process technologies for manufacturing PV cells.
       In March 2005, we applied for the registration of “Solarfun,” our trademark for our PV cells and modules, and our Solarfun logo. The application is currently pending with the China Trademark Office. We are also in the process of registering “Solarfun” and our Solarfun logo in the European Union, the United States, Australia, Japan, Singapore and South Korea.
       We rely on trade secret protection and confidentiality agreements to protect our proprietary information and know-how. Our management and each of our research and development personnel have entered into a standard annual employment contract, which includes confidentiality undertakings and an acknowledgement and agreement that all inventions, designs, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and assigns to us any ownership rights that they may claim in those works. Our supply contracts with our customers also typically include confidentiality undertakings. Despite these precautions, it may be possible for third parties to obtain and use intellectual property that we own or license without consent. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may materially and adversely affect our business, financial condition, results of operations and prospects. See “Risk Factors — Risks Related to Our Company and Our Industry — Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.”
Competition
       Due to various government incentive programs implemented in China, Europe, the United States, Japan and other countries in recent years, the global solar energy market has been rapidly evolving and has become highly competitive. In particular, a large number of manufacturers have entered the solar market. According to Solarbuzz, there are over 100 companies engaged in PV products manufacturing or have announced plans to do so.
       Our main overseas competitors are, among others, BP Solar, Kyocera Corporation, Mitsubishi Electric Corporation, Motech Industries Inc., Sharp Corporation, Q-Cells AG, Sanyo Electric Co., Ltd. and Sunpower Corporation. Our primary competitors in China include Suntech Power Holding’s Co., Ltd., Baoding Tianwei Yingli New Energy Resources Co., Ltd. and Nanjing PV-Tech Co., Ltd. We compete primarily on the basis of the power efficiency, quality, performance and appearance of our products, price, strength of supply chain and distribution network, after-sales service and brand image. Many of our competitors have longer operating histories and significantly greater financial or technological resources than we do and enjoy greater brand recognition. Some of our competitors are vertically integrated and design and produce upstream silicon wafers, mid-stream PV cells and modules and downstream solar application systems, which provide them with greater synergies to achieve lower production costs. During periods when there is a shortage of silicon and silicon wafers, we compete intensely with our competitors in obtaining adequate supplies of silicon wafers. We expect the current silicon shortage will continue into 2007.
       Moreover, many of our competitors are developing next-generation products based on new PV technologies, including amorphous silicon, transparent conductive oxide thin film, carbon material and nano-crystalline technologies, which, if successful, will compete with the crystalline silicon technology we currently use in our manufacturing processes. Through our research collaborations, we are also seeking to develop new technologies and products. If we fail to develop new technologies and products in a timely manner, we may lose our competitive advantage.
       We, like other solar energy companies, also face competition from traditional non-solar energy industries, such as the petroleum and coal industries. The production cost per watt of solar energy is significantly higher than other types of energy. As a result, we cannot assure you that solar energy will be able to compete with other energy industries, especially if there is a reduction or termination of government incentives and other forms of support.
Environmental Matters
       Our manufacturing processes generate noise, waste water, gaseous wastes and other industrial wastes. Our manufacturing facilities are subject to various pollution control regulations with respect to noise and air pollution and the disposal of waste and hazardous materials. We are also subject to periodic inspections by local environmental protection authorities. We have established a pollution control system and installed various equipment to process and dispose of our industrial waste and hazardous materials. We believe that we have obtained all requisite environmental permits and approvals to conduct our business. We also maintain an ISO 14001 environmental management system certification, which is issued by International Organization for Standardization to demonstrate our compliance with international environmental standards. We have not been subject to any material proceedings or fines for environmental violations.

Employees
       As of September 30, 2006, we had 502 full-time employees. The following table sets forth the number of our full-time employees by function as of December 31, 2004 and 2005 and September 30, 2006, respectively:

	As of

	December 31,
			September 30,
	2004	2005	2006

Manufacturing and engineering	72	169	348
General and administration	3	30	65
Quality control	3	17	95
Research and development	2	11	21
Purchasing and logistics	1	6	12
Marketing and sales	3	8	11

Total	84	241	502

       We offer our employees competitive compensation packages and various training programs, and as a result we have generally been able to attract and retain qualified personnel.
       As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount of contributions we made to employee benefit plans in 2005 and the nine months ended September 30, 2006 was approximately RMB0.9 million (US$0.1 million) and RMB2.2 million (US$0.3 million), respectively.
       We adopted our 2006 equity incentive plan in November 2006, which provides an additional means to attract, motivate, retain and reward selected directors, officers, managers, employees and other eligible persons. An aggregate of 10,799,685 ordinary shares, or 5.7% of our share capital on a fully diluted basis, has been reserved for issuance under this plan. As of November 30, 2006, there were outstanding options to purchase 8,012,998 ordinary shares under our 2006 equity incentive plan.
       We typically enter into a standard confidentiality and non-competition agreement with our management and research and development personnel. These contracts include a covenant that prohibits each of them from engaging in any activities that compete with our business during, and for three years after, the period of their employment with our company.
       We believe we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not covered by any collective bargaining agreement.
Insurance
       We maintain property insurance for our equipment, automobiles, facilities and inventory. A significant portion of our fixed assets are covered by these insurance policies as of September 30, 2006. We do not maintain business interruption insurance, product quality insurance or key-man life insurance. We believe our insurance coverage is customary and standard for companies of comparable size in comparable industries in China. However, we cannot assure you that our existing insurance policies are sufficient to insulate us from all losses and liabilities that we may incur.
Our Principal Facilities
       Our corporate headquarters and manufacturing facilities are located in the Linyang Industrial Park, Qidong, Jiangsu Province, China, where we hold the land use rights for a total area of approximately 37,500 square meters of office and manufacturing space. Under these land use rights, which expire in 2054, we are entitled to use and make improvements on such office and manufacturing space. Furthermore, we recently acquired the land use rights for a parcel of land in the Linyang Industrial Park with a total area of 22,587 square meters, which expire in 2056. We also leased an area of approximately 1,500 square meters for our Linyang PV Research and Development Center in Shanghai in May 2006, which will expire in May 2011. The annual rent is approximately RMB0.2 million (US$0.02 million). In August 2006, we leased an office of 610 square meters for administration and international business in Shanghai, the annual rent of which is approximately RMB1.1 million (US$0.1 million). The term of the lease is two years.
       We believe that our existing facilities are adequate and suitable to meet our present needs and that additional space can be obtained on commercially reasonable terms to meet our future requirements. The Linyang Industrial Park, which also encompasses the facilities of Linyang Electronics, is currently undergoing an expansion that is expected to be completed by the end of 2007. We expect to acquire additional land use rights for office and manufacturing space at the Linyang Industrial Park after the expansion has been completed.
Legal and Administrative Proceedings
       There are no material legal proceedings, regulatory inquiries or investigations pending or threatened against us. We may from time to time be subject to various legal or administrative proceedings arising in the ordinary course of our business.
       In November 2006, our audit committee was notified by our independent auditors, Ernst & Young Hua Ming, that they received non-detailed anonymous allegations that our company illegally borrowed money from state-owned commercial banks in the PRC by bribing bank officials, and improperly provided entertainment and meals to Ernst & Young Hua Ming. The audit committee undertook what it believes to be appropriate measures to address these allegations, including retaining an independent international law firm as special counsel to conduct an investigation, and found no basis for these allegations. The special counsel issued a report in respect of the results of its investigation concluding that it did not discover any information in the course of its investigation that substantiates in any way the anonymous allegations. In addition, Ernst & Young Hua Ming also conducted its own internal investigation in connection with these allegations, and this investigation did not produce any information that would lend credence to the allegations. As a result of these investigations and other internal inquiries, our audit committee did not find any basis for these anonymous allegations. However, if, despite our audit committee’s investigation, these allegations later prove to have merit, there could be liability for our company and we may be required to take additional measures to improve our internal controls. In addition, these types of allegations require our board of directors and management to expend significant resources to investigate and take other appropriate actions, and addressing such allegations could divert the attention of our board of directors and management from the operation of our business, thereby resulting in a negative impact on our financial condition and results of operations.

MANAGEMENT
Directors and Executive Officers
       The following table sets forth information regarding our directors and executive officers upon completion of this initial public offering.

Name	Age	Position/Title

Yonghua Lu	44	Chairman and Chief Executive Officer
Hanfei Wang	43	Director and Chief Operating Officer
Timothy Chang	42	Director
Xihong Deng	42	Director and Executive Vice President
Sven Michael Hansen	42	Director
Terry McCarthy	62	Independent Director
Ernst A. Bütler	62	Independent Director
Thomas J. Toy	51	Independent Director
Kevin Wei	39	Chief Financial Officer
Jianping Zhang	41	Vice President
Min Cao	49	Vice President
Fei Yun	44	Director of Technology
Yuting Wang	65	Chief Engineer
Ru Cai	35	Principal Accounting Officer
Directors
       Mr. Yonghua Lu is our founder, chairman of our board of directors and chief executive officer. He also has been chairman of Linyang Electronics since 1997 and was general manager of that company from 1997 to August 2006. Linyang Electronics had been the parent company of Linyang China until June 2, 2006. Mr. Lu was general manager of Qidong Changtong Computer Group Company, and deputy manager of Qidong Computer Factory, from 1988 to 1996. From 1983 to 1988, he was deputy manager of the Lining Cloth Factory of Qidong “Wu Qi” Farm and manager of the Cashmere Factory of Qidong “Wu Qi” Farm. Mr. Lu has over 20 years of experience in enterprise management. He has received many awards and honors for his entrepreneurship, including being named one of Jiangsu Province’s Top Ten Outstanding Young Entrepreneurs and Fifth-term National Township Entrepreneur. Mr. Lu has attended a 15-month training course for Applied Social Studies at Soochow University Graduate School of Humanities, and a 20-month executive MBA course at Renmin University in China.
       Mr. Hanfei Wang is our director and chief operating officer. He joined our company in 2005. Mr. Wang was chief operating officer of Hongdou Group Chituma Motorcycle Co. from 2004 to 2005. He was manufacturing manager, marketing manager, management representative and deputy production general manager of Suntech Power Holdings Co., Ltd., a company currently listed on the New York Stock Exchange, from 2001 to 2004. From 1995 to 2001, Mr. Wang was production and materials senior supervisor of Wuxi Nemic-Lambda Electronics Co., Ltd., a PRC subsidiary of Densei-Lambda K.K., a Japanese publicly listed company, responsible for production and quality management. Mr. Wang received his bachelor’s degree in physics from Soochow University in China. He has also attended an executive MBA course in Fudan University in China.
       Mr. Timothy Chang has served as our director since June 2006. Mr. Chang is managing director of Citigroup Venture Capital International Asia Pacific Limited. Prior to joining Citigroup Venture Capital International Asia Pacific Limited, Mr. Chang was managing director of Greater

China for Cerberus Global Capital, a New York-based hedge fund. Prior to that, Mr. Chang was managing director of Icon Ventures Asia, a venture capital fund focused on wireless enabling technologies and outsourced services in Asia. From 1998 to 2000, he was one of four executive directors responsible for the activities of AIG Direct Investment in Asia. He led the Special Situations Group which was responsible for direct investments on behalf of the AIG Asian Opportunities Fund involving complex financial engineering, especially distressed debt/corporate restructurings. Mr. Chang also previously served as a director of Peregrine Capital in Hong Kong and was the managing director in charge of the Multinational Group overseeing Peregrine Capital’s corporate finance activity in Asia on behalf of U.S., European, and Asian multinationals. Mr. Chang graduated summa cum laude from Harvard University with a bachelor’s degree in Applied Mathematics/ Economics.
       Ms. Xihong Deng has served as our director since June 2006 and, under the management consulting service agreement we entered into with Hony Capital II, L.P., she has also served as our executive vice president in charge of international business development since November 2006, and is expected to continue to hold that position until the earlier of the end of 2007 and the appointment of a suitable replacement. Ms. Deng has been managing director of Hony Capital II, L.P. since 2004. Prior to that, she was director and chief executive officer of Molecular Nanosystems, Inc., a nanotechnology company in California from 2002 to 2004. From 1992 to 2002, Ms. Deng was vice president at J.P. Morgan in the United States and worked in various departments, including investment banking, equity capital markets and private equity. From 1989 to 1992, she was engaged in fixed income research in Citigroup in the United States. Ms. Deng holds a bachelor’s degree and a master’s degree from Tsinghua University in China, and a master’s degree from the State University of New York at Stony Brook.
       Dr. Sven Michael Hansen has served as our director since August 2006. Dr. Hansen currently serves as the chief investment officer of Good Energies Inc. He also serves as the chairman of Concentrix Solar GmbH, a German company that focuses on the development of solar power plants, and as a director of Trina Solar Limited, a Chinese solar products manufacturer, and InErgies Capital Inc., a Swiss company that advises on energy sector investments. He is a member of the advisory board of the Sustainable Energy Finance Initiative of the United Nations. From 2001 to 2003, he was a managing partner of Black Emerald Group in Switzerland. Dr. Hansen served as group finance director and also a member of the executive board of Intels Group from 1999 to 2001. From 1996 to 1998, he worked in New York and London as a vice president and an executive director in the Structure Finance business of UBS. Dr. Hansen received his bachelor’s degree from the University of Basle, and MBA and Ph.D. degrees from the University of St. Gallen.
       Mr. Terry McCarthy has served as our independent director since November 2006. From 1985 to 2006, Mr. McCarthy worked for Deloitte & Touche LLP in San Jose, California in various roles as a managing partner, tax partner-in-charge and client services partner. Beginning in 1999, he worked extensively with companies entering the China market and, from 2003 to 2006, he was associate managing partner of the Deloitte US Chinese Services Group. In 1976, Mr. McCarthy co-founded Hayes, Perisho & McCarthy, Inc., a CPA firm in Sunnyvale, California, where he was an audit partner and president from 1976 to 1985. From 1972 to 1976, he held several positions at Hurdman & Cranstoun, CPAs, including senior audit manager. He received a bachelor’s degree from Pennsylvania State University, an MBA from the University of Southern California and a master’s degree in Taxation from Golden Gate University.
       Mr. Ernst A. Bütler has served as our independent director since November 2006. Mr. Bütler has been an independent board member/consultant and owner of E.A. Bütler Management in Zurich since 2005. His other current positions include board member of Bank Frey & Co. AG, Zurich, chairman of the board of Alegra Capital Ltd., Zürich, board member of PHI Investment, Zurich, consultant to the owner of a group of PRC companies, and advisor to the executive board of Partners Group in Zug, Switzerland, the largest independent Asset Manager of

Alternative Investments in Europe. From 1999 to 2005, he was a partner of Partners Group in Zug, responsible for markets in Switzerland, Italy and France. Mr. Bütler spent over 25 years with Credit Suisse and Credit Suisse First Boston, with his last assignment being managing director and co-head of the Corporate and Investment Banking Division in Switzerland. He received a bachelor’s degree from the School of Economics and Business Administration in Zürich in 1973, and attended post-graduate programs at the University of Massachusetts in the United States, The European Institute of Business Administration in Paris, and Massachusetts Institute of Technology.
       Mr. Thomas J. Toy has served as our independent director since November 2006. His other current positions include director and incoming chairman-elect of the board, compensation committee chairperson and audit committee member of UTStarcom Inc. (Nasdaq: UTSI), director and corporate governance committee chairperson of White Electronic Designs Corp. (Nasdaq: WEDC) and director of several privately held companies. Mr. Toy has also been co-founder and managing director of PacRim Venture Partners, a venture capital firm based in Menlo Park, California, since 1999, and he is a partner with SmartForest Ventures, a venture capital firm based in Portland, Oregon. From 1987 to 1999, he was partner and managing director of the Corporate Finance Division of Technology Funding, a venture capital firm based in San Mateo, California. From 1979 to 1987, Mr. Toy held several positions at Bank of America National Trust and Savings Association, including vice president. He received his bachelor’s and master’s degrees from Northwestern University in the United States.
Executive Officers
       Mr. Kevin C. Wei is our chief financial officer. Prior to joining our company in July 2006, Mr. Wei was chief financial officer of an on-line advertising agency in China. Mr. Wei was head of Internal Audit of LG.Philips Displays International Inc. from 2003 to 2005, where he was responsible for managing global internal audit coverage and risk management. From 1999 to 2003, he was Asia Pacific regional corporate audit manager with Altria Corporate Services Inc., including one year at Nabisco Inc. prior to its acquisition by Kraft Foods. From 1996 to 1999, Mr. Wei was a manager at KPMG LLP where he worked in transaction services and audit groups at its San Francisco and Shanghai offices. From 1991 to 1996, Mr. Wei was a senior auditor with Deloitte Touche LLP in Seattle. Between 1994 and 1995, Mr. Wei was seconded to a World Bank technical assistance project in Beijing, China, where he was a senior consultant on a Deloitte Touche international task force team advising the PRC Ministry of Finance promulgating the PRC Enterprise Accounting Standards, which are also known as PRC GAAP. Mr. Wei graduated from Central Washington University, where he earned a Bachelor of Science degree (cum laude) with a double major in Accounting and Management Information Systems.
       Mr. Jianping Zhang is vice president of our company. Prior to joining our company in 2006, Mr. Zhang had served as a director, general manager in Topsun Technologies Qidong Gaitianli Pharmaceutical Co., Ltd. since 2000. During the same period, he was also president of the Chamber of Commerce of Qidong Food and Medicine Industry. Mr. Zhang was a director and deputy general manager of Qidong Gaitianli Pharmaceutical Co., Ltd. from 1998 to 2000. Mr. Zhang received his bachelor’s degree from Nanjing Agricultural University. He has also attended an executive MBA course at Northwest University in China.
       Mr. Min Cao is our vice president in charge of investment. He joined our company in 2006. He was deputy general manager of the Market Development Division of the Investment Banking Department of Ping An Securities Co., Ltd. from 2004 to 2005. From 2002 to 2004, Mr. Cao was general manager of the Investment Banking Department of Deheng Securities Co., Ltd. He was deputy general manager of the Investment Banking Department of Industrial Securities Co., Ltd. from 2001 to 2002. He was manager of the General Department and Market Development of Shanghai Eastern Futures Brokerage Co., Ltd. from 1993 to 1996. Mr. Cao received a bachelor’s degree from Shanghai University of Engineering Science (formerly Branch of East China College of Textile Engineering) and an MBA from Fudan University.
       Mr. Fei Yun has served as our director of technology since September 2006. From 2004 to 2006, he was a board member at Tera Solar Technologies, a solar energy consulting firm based in Australia. From 2001 to 2004, he was vice president of Green Acres Photolithographic Co., Ltd., Singapore. From 1989 to 1998, Mr. Yun was a research engineer and doctoral student at the Center for Photovoltaic Devices and Systems, the University of New South Wales in Australia. From 1987 to 1988, he worked as a research associate at the Asian Institute of Technology in Bangkok, Thailand, where he received his master’s degree in Photovoltaics in 1987. Mr. Yun received his bachelor’s degree from Jinan University in China.
       Mr. Yuting Wang is our chief engineer. He joined our company in 2004. From 2001 to 2004, he was associate chief engineer of Hebei Tianwei Yingli Energy Source Co., Ltd. From 1996 to 2000, Mr. Wang was a researcher at Beijing Solar Research Institute and engaged in research on grooved PV cells. From 1985 to 1996, Mr. Wang was chief engineer of Hebei Province Qinhuangdao City Huamei Optoelectronic Device Company, where he engaged in the development of monocrystalline PV cells. He was section chief of Sichuan Qichuan 879 Plant from 1972 to 1985 and was a technician of Sichuan Guangyuan 779 Plant from 1967 to 1972. Mr. Wang received his bachelor’s degree from Xi’an Jiaotong University.
       Ms. Ru Cai is our principal accounting officer. She joined our company in August 2006. Prior to joining us, Ms. Cai was the financial controller of an online advertising agency in Shanghai. From 2000 to 2006, Ms. Cai was a senior manager at the transaction services group of Shanghai office of KPMG Huazhen. From 1992 to 1998, she was an assistant audit manager at Shanghai and Hong Kong offices of KPMG Huazhen. Ms. Cai received her associate degree in accounting from Shanghai Lixin University of Commerce in China, and a master’s degree from Coventry University in the United Kingdom.
Duties of Directors
       Under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.
       The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.
Terms of Directors and Executive Officers
       Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors, or dies or is found by our company to be or to have become of unsound mind. Our officers are appointed by and serve at the discretion of our board of directors.
Committees of the Board of Directors
       Our board of directors has established an audit committee and a compensation committee.
Audit Committee
       Our audit committee consists of Mr. Terry McCarthy, Mr. Thomas J. Toy and Mr. Ernst A. Bütler and is chaired by Mr. Terry McCarthy, a director with accounting and financial management expertise as required by the Nasdaq corporate governance rules, or the Nasdaq Rules. Mr. Terry McCarthy, Mr. Thomas J. Toy and Mr. Ernst A. Bütler all satisfy the “independence” requirements of the Nasdaq Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	reviewing with our independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent auditors;

•	reviewing major issues as to the adequacy of our internal control and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to our board of directors.
       Our audit committee was recently notified of anonymous allegations of misconduct by our employees. Our audit committee subsequently conducted an investigation and found no basis for these allegations. See “Our Business — Legal and Administrative Proceedings.” Our audit committee has established a “whistleblower” reporting system to allow individuals to make anonymous communications to the audit committee regarding financial and accounting matters relating to our company.
Compensation Committee
       Our compensation committee will consist of Mr. Yonghua Lu, Mr. Ernst A. Bütler and another individual to be appointed, and will be chaired by Mr. Yonghua Lu. Mr. Ernst A. Bütler satisfies the “independence” requirements of the Nasdaq Rules. Our compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to our board of directors with respect to the compensation of our directors;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•	reviewing periodically and making recommendations to our board of directors regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.
Corporate Governance and Nominating Committee
       We intend to set up a corporate governance and nominating committee consisting of members that will satisfy the “independence” requirements of the Nasdaq Rules. The corporate governance and nominating committee will assist our board of directors in identifying individuals qualified to become our directors and in determining the composition of our board of directors and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•	identifying and recommending nominees for election or re-election to our board of directors, or for appointment to fill any vacancy;

•	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to our board the directors to serve as members of committees;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.
Interested Transactions
       A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.
Remuneration and Borrowing
       The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification
       There is no shareholding qualification for directors.
Employment Agreements
       We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time for certain acts of the employee. In addition, we have entered into executive employment agreements with six of our executive officers and key employees, under which these executive officers and key employees may not terminate his employment for the three-year period commencing from June 19, 2006.
       Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with the employment, any of our confidential information, technological secrets, commercial secrets and know-how. Our executive officers have also agreed to disclose to us all inventions, designs and techniques resulted from work performed by them, and to assign us all right, title and interest of such inventions, designs and techniques.
Compensation of Directors and Executive Officers
       In 2005, we paid aggregate cash compensation of RMB0.8 million (US$0.1 million) to our directors and executive officers. For options granted to officers and directors, see “— 2006 Equity Incentive Plan.”
       We adopted our 2006 equity incentive plan in November 2006. Our equity incentive plan provides for the grant of options to purchase our ordinary shares, subject to vesting. The purpose of the plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.
       Termination of Awards. Options granted under our 2006 equity incentive plan shall have specified terms set forth in a share option agreement. Each employee who has been granted options shall undertake to work for our company for at least five years starting from the grant date, or for such term as is otherwise specified in the individual’s share option agreement. In the event that any employee resigns prior to the expiration of such term, the employee shall only be entitled to the vested options, and the options that have been granted to but not yet vested in him or her will be forfeited to our company.
       Administration. Our 2006 equity incentive plan is administered by the compensation committee of our board of directors. The committee will determine the provisions, terms and conditions of each option grant, including, but not limited to, the exercise price for the options vesting schedule, forfeiture provisions, form of payment of exercise price and other applicable terms. The exercise price may be adjusted in the event of certain share or rights issuances by our company.
       Option Exercise. The options granted will generally be subject to vesting over five years in equal portions, except that the vesting schedule of options granted to certain of our professionals, independent directors and advisors may be less than five years if our compensation committee deems necessary and appropriate. The options, once vested, are exercisable at any time before November 30, 2016, at which time the options will become null and void. The exercise prices of the options are determined by the compensation committee.

       Share Split or Combination. In the event of a share split or combination of our ordinary shares, the options, whether exercised or not, shall be split or combined at the same ratio.
       Amendment and Termination of Plan. Our compensation committee may at any time amend, suspend or terminate our 2006 equity incentive plan. Amendments to our 2006 equity incentive plan are subject to shareholder approval, to the extent required by law, or by stock exchange rules or regulations. Any amendment, suspension or termination of our 2006 equity incentive plan must not adversely affect awards already granted without written consent of the recipient of such awards.
       Our board of directors authorized the issuance of up to 10,799,685 ordinary shares upon exercise of awards granted under our 2006 equity incentive plan. The following table sets forth certain information regarding our outstanding options under our 2006 equity incentive plan as of November 30, 2006.

	Ordinary
	Shares
	Underlying
	Outstanding	Exercise
Name	Option	Price	Grant Date	Expiration Date

		(US$/Share)
Terry McCarthy	180,000	1.80	November 30, 2006	November 29, 2016
Thomas J. Toy	180,000	1.80	November 30, 2006	November 29, 2016
Verena Maria Bütler (wife of Ernst A. Bütler)	180,000	1.80	November 30, 2006	November 29, 2016
Kevin Wei	1,799,998	1.80	November 30, 2006	November 29, 2016
Min Cao	800,000	1.80	November 30, 2006	November 29, 2016
Fei Yun	800,000	1.80	November 30, 2006	November 29, 2016
Ru Cai	313,000	1.80	November 30, 2006	November 29, 2016
Other employees as a group	3,760,000	1.80	November 30, 2006	November 29, 2016

Total	8,012,998

PRINCIPAL AND SELLING SHAREHOLDERS
       The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13(d)(3) of the Exchange Act, of our ordinary shares, as of November 30, 2006, assuming the conversion of all outstanding series A convertible preference shares into ordinary shares and as adjusted to reflect the sale of the ADSs in this offering, by:

•	each of our directors and executive officers who beneficially owns our ordinary shares;

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each other selling shareholder participating in this offering.

	Ordinary Shares
	Beneficially Owned		Ordinary Shares		Shares Beneficially
	Prior to This		Being Sold in		Owned After This
	Offering(1)(2)		This Offering(3)		Offering(1)(2)(3)

	Number	%	Number	%	Number	%

Directors and Executive Officers:
Yonghua Lu(4)	77,269,500	42.93%	—	—	77,269,500	32.20%
Hanfei Wang(5)	12,543,750	6.97%	—	—	12,543,750	5.23%
Min Cao(6)	1,003,500	0.56%	—	—	1,003,500	0.42%
Yuting Wang(7)	501,750	0.28%	—	—	501,750	0.21%
Xihong Deng(8)	14,050,537	7.81%	2,340,000	1.30%	11,710,537	4.88%
All Directors and Executive Officers as a Group(9)	105,369,037	58.55%	2,340,000	1.30%	103,029,037	42.93%
Principal and Selling Shareholders:
Yonghua Solar Power Investment Holding Ltd(10)	77,269,500	42.93%	—	—	77,269,500	32.20%
WHF Investment Co., Ltd(11)	12,543,750	6.97%	—	—	12,543,750	5.23%
Citigroup Venture Capital International Growth Partnership, L. P.(12)	37,761,742	20.98%	6,315,374	3.51%	31,446,368	13.10%
Citigroup Venture Capital International Co-Investment Partnership, L.P.(13)	2,060,635	1.14%	344,626	0.19%	1,716,009	0.72%
Hony Capital II, L. P.(14)	14,050,537	7.81%	2,340,000	1.30%	11,710,537	4.88%
LC Fund III, L. P.(15)	10,519,118	5.84%	—	—	10,519,118	4.38%
Good Energies Investments Limited (16)	15,027,312	8.35%	—	—	15,027,312	6.26%
       Under the share purchase agreement we entered into in connection with the private placement in June 2006, the per share purchase price of the series A convertible preference shares is subject to adjustment and the holders of our series A convertible preference shares are entitled to receive additional shares from our existing shareholders based on our audited net profit for the year ending December 31, 2006 for nil consideration, or the Series A Share Ownership Adjustment. Accordingly, no new shares will be issued and the ratio of the ownership percentage of the series A convertible preference shareholders and non-series A convertible preference shareholders will be adjusted to reflect such transfer between these two groups of shareholders without otherwise affecting the ownership interests of other shareholders. Depending on the amount of our audited net profit for 2006, our existing ordinary shareholders may be required to transfer on a pro rata basis up to an aggregate of 15,928,951 shares to the series A convertible preference shareholders or the series A convertible preference shareholders may be required to transfer on a pro rata basis up to an aggregate of 10,886,693 shares to our existing ordinary shareholders. We anticipate completing the adjustment after our audited consolidated financial statements for the year ending December 31, 2006 are available.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares.

(2)	The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options held by such person. The calculation of this number also assumes the conversion of all of our series A convertible preference shares into our ordinary shares upon the completion of this offering. Percentage of beneficial ownership of each listed person prior to the offering is based on 179,994,754 ordinary shares outstanding as of November 30, 2006, including ordinary shares convertible from our outstanding series A convertible preference shares, as well as the ordinary shares underlying share options exercisable by such person within 60 days of the date of this prospectus, not including share options that can be early exercised, at the discretion of the holder, into unvested ordinary shares. Percentage of beneficial ownership of each listed person after the offering is based on ordinary shares outstanding immediately after the closing of this offering and the ordinary shares underlying share options exercisable by such person within 60 days of the date of this prospectus, not including share options that can be early exercised, at the discretion of the holder, into unvested ordinary shares. Under the Series A Share Ownership Adjustment, depending on the amount of our audited net profit for 2006, our existing ordinary shareholders may be required to transfer on a pro rata basis up to an aggregate of 15,928,951 shares to the series A convertible preference shareholders or the series A convertible preference shareholders may be required to transfer on a pro rata basis up to an aggregate of 10,886,693 shares to our existing ordinary shareholders for nil consideration.

(3)	Assumes the underwriters’ option to purchase additional ADSs is exercised in full and no other change to the number of ADSs offered by the selling shareholders and us as set forth on the cover page of this prospectus.

(4)	Owns Yonghua Solar Power Investment Holding Ltd, a British Virgin Islands company, which held 77,269,500 ordinary shares in our company as of November 30, 2006. Mr. Lu is the sole director of Yonghua Solar Power Investment Holding Ltd and has the right to cast the vote for such company regarding all matters of our company requiring shareholder approval. Mr. Lu’s business address is 666 Linyang Road, Qidong, Jiangsu Province, 226200, People’s Republic of China.

(5)	Owns WHF Solar Power Investment Holding Ltd, a British Virgin Islands company, which held 12,543,750 ordinary shares in our company as of November 30, 2006. Mr. Wang is the sole director of WHF Investment Co., Ltd and has the right to cast the vote for such company regarding all matters of our company requiring shareholder approval. Mr. Wang’s business address is 666 Linyang Road, Qidong, Jiangsu Province, 226200, People’s Republic of China.

(6)	Owns Forever-brightness Investments Limited, a British Virgin Islands company, which held 1,003,500 ordinary shares in our company as of November 30, 2006. Mr. Cao is the sole director of Forever-brightness Investments Limited and has the right to cast the vote for such company regarding all matters of our company requiring shareholder approval. Mr. Cao’s business address is 666 Linyang Road, Qidong, Jiangsu Province, 226200, People’s Republic of China.

(7)	Owns YongGuan Solar Power Investment Holding Ltd, a British Virgin Islands company, which held 501,750 ordinary shares in our company as of November 30, 2006. Mr. Wang is the sole director of YongGuan Solar Power Investment Holding Ltd and has the right to cast the vote for such company regarding all matters of our company requiring shareholder approval. Mr. Wang’s business address is 666 Linyang Road, Qidong, Jiangsu Province, 226200, People’s Republic of China.

(8)	Includes 14,050,537 series A convertible preference shares held by Hony Capital II, L. P. as of November 30, 2006. Ms. Deng is managing director at Hony Capital II, L. P. Ms. Deng disclaims beneficial ownership of all of our shares held by investment entities affiliated with Hony Capital II, L.P. except to the extent of her pecuniary interest therein. The business address of Ms. Deng is c/o 7th Floor, Tower A, Raycom Info Tech Park, No. 2 Kexueyuan Nanlu, Haidian District, Beijing, 100080, People’s Republic of China.

(9)	Includes ordinary shares and series A convertible preference shares held by all of our directors and senior executive officers as a group.

(10)	Yonghua Solar Power Investment Holding Ltd, a British Virgin Islands company, is owned by Mr. Yonghua Lu. Mr. Lu is the sole director of Yonghua Solar Power Investment Holding Ltd. The address of Yonghua Solar Power Investment Holding Ltd is PO Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands.

(11)	WHF Investment Co., Ltd, a British Virgin Islands company, is owned by Mr. Hanfei Wang. Mr. Wang is the sole director of WHF Investment Co., Ltd. The address of WHF Investment Co., Ltd is PO Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands.

(12)	Held 37,761,742 series A convertible preference shares as of November 30, 2006. The address of Citigroup Venture Capital International Growth Partnership, L.P. is c/o Citigroup Venture Capital International Partnership G.P. Limited, 26 New Street, St. Helier, Jersey, Channel Islands JE4 8PP. We have been informed that voting and investment control over our shares held by Citigroup Venture Capital International Growth Partnership, L.P. is held by the four directors of its general partner, Citigroup Venture Capital International Partnership G.P. Limited, a company formed in Jersey, Channel Islands, who are Dipak Kumar Rastogi, Susan Johnson, Michael Richardson and Deryk Haithwaite. Citigroup Venture Capital International Partnership G.P. Limited is a wholly owned Citigroup subsidiary.

(13)	Held 2,060,635 series A convertible preference shares as of November 30, 2006. The address of Citigroup Venture Capital International Co-Investment Partnership, L.P. is c/o Citigroup Venture Capital International Partnership G.P. Limited, 26 New Street, St. Helier, Jersey, Channel Islands JE4 8PP. We have been informed that voting and investment control over our shares held by Citigroup Venture Capital International Co-Investment Partnership, L.P. is held by the four directors of its general partner, Citigroup Venture Capital International Partnership G.P. Limited, a company formed in Jersey, Channel Islands, who are Dipak Kumar Rastogi, Susan Johnson, Michael Richardson and Deryk Haithwaite. Citigroup Venture Capital International Partnership G.P. Limited is a wholly owned Citigroup subsidiary.

(14)	Held 14,050,537 series A convertible preference shares as of November 30, 2006 through its wholly owned subsidiary Brilliant Orient International Limited, a British Virgin Islands company. The address of Hony Capital II, L. P. is 7th Floor, Tower A, Raycom Info Tech Park, No. 2 Kexueyuan Nanlu, Haidian District, Beijing, 100080, People’s Republic of China. We have been informed that voting and investment control over our shares held by Hony Capital II, L.P. is held by its five-seat investment committee. Among the five representatives of such committee, three of them, Mr. Chuanzhi Liu, Mr. Linan Zhu and Mr. Linghuan Zhao, are nominees of Hony Capital II, L.P.’s general partner, Hony Capital II GP Limited, a company incorporated in the Cayman Islands, and the other two representatives are nominees of The Goldman Sachs Group, Inc. and Sun Hung Kai Properties Limited, which are two of the limited partners of Hony Capital II, L.P. On November 18, 2006, Linyang China entered into a management consulting service agreement with Hony Capital II, L.P. under which, for a period of one year, Hony Capital II, L.P. agreed to provide certain management consulting services to Linyang China and to second Ms. Xihong Deng, managing director of Hony Capital II, L.P., to our company to serve as executive vice president in charge of international business development. Linyang China agreed to pay an aggregate of RMB4 million to Hony Capital II, L.P. as consideration for these services under this agreement.

(15)	Held 10,519,118 series A convertible preference shares as of November 30, 2006. The address of LC Fund III, L.P. is c/o Legend Capital Limited, 10th Floor, Tower A, Raycom Info. Tech Center, No. 2 Kexueyuan Nanlu, Haidian District, Beijing, 100080, People’s Republic of China.

We have been informed that voting and investment control over our shares held by LC Fund III, L.P. is held by Mr. Chuanzhi Liu, Mr. Linan Zhu, Mr. Linghuan Zhao, Mr. Hao Chen, Mr. Nengguang Wang and Mr. Xiangyu Ouyang, the partners and investment committee members of LC Fund III, L.P.

(16)	Held 15,027,312 series A convertible preference shares as of November 30, 2006. The address of Good Energies Investments Limited is 9 Hope Street, St., Helier, Jersey, Channel Islands, JE 2 3 NS. We have been informed that voting and investment control over our shares beneficially owned by Good Energies Investments Limited is maintained by the board of directors of Good Energies Investments Limited, consisting of Mr. John Barrett, Mr. Paul Bradshaw, Mr. John Drury, Mr. John Hammill and Mr. Gert-Jan Pieters. Good Energies Investments Limited has entered into an advisory services contract with Good Energies Inc. Under the terms of this agreement, Good Energies Inc. provides investment advice to Good Energies Investments Limited in respect of voting and investment of securities held by Good Energies Investments Limited. The address of Good Energies Inc. is Baumleingasse 22, 4001 Basel, Switzerland. Good Energies Investments Limited and Good Energies Inc. are wholly owned subsidiaries of Cofra Holding AG, a company incorporated in Switzerland, with the business address of Grafenauweg 10, Zug CH 6301, Switzerland. We have been informed that voting and investment control over securities beneficially owned by Cofra Holding AG is maintained by the board of directors of Cofra Holding AG, which consists of Mr. Erik Brenninkmeijer, Mr. Stan Brenninkmeijer, Mr. Hans Brenninkmeijer, Mr. Wolter Brenninkmeijer, Mr. Richard Hayden and Mr. Vernon Sankey.

       Upon completion of this offering and under the terms of our series A convertible preference shares, all of the outstanding series A convertible preference shares will mandatorily convert into ordinary shares.
       Each selling shareholder named above acquired its shares in offerings which were exempted from registration under the Securities Act because they involved either private placements or offshore sales to non-U.S. persons.
       As of the date of this prospectus, none of our outstanding ordinary shares or series A convertible preference shares is held by record holders in the United States.
       None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS
Series A Convertible Preference Shares
       In June and August 2006, we issued in a private placement an aggregate of 79,644,754 series A convertible preference shares to Citigroup Venture Capital International Growth Partnership, L.P., Citigroup Venture Capital International Co-Investment, L.P., Hony Capital II, L.P., LC Fund III, L.P., Good Energies Investments Limited and two individual investors at an average purchase price of approximately US$0.67 per share for aggregate proceeds, before deduction of transaction expenses, of US$53 million.
Registration Rights
       Pursuant to the registration rights agreement entered into in connection with this private placement, dated June 27, 2006, we granted to the holders of series A convertible preference shares certain registration rights, which primarily include:

•	Demand Registrations. On and after the earlier of (a) June 27, 2008 or (b) six months after the date the registration statement covering the ordinary shares underlying the ADSs to be sold in this offering becomes effective, upon request of any of the non-individual holders of series A convertible preference shares, we shall effect registration with respect to the registrable securities held by such holders on a form other than Form F-3 (or any comparable form for a registration for an offering in a jurisdiction other than the United States), provided we shall only be obligated to effect three such registrations.

•	Piggyback Registrations. The holders of series A convertible preference shares and their permitted transferees are entitled to “piggyback” registration rights, whereby they may require us to register all or any part of the registrable securities that they hold at the time when we register any of our ordinary shares.

•	Registrations on Form F-3. We have granted the holders of series A convertible preference shares and their permitted transferees of the registrable securities the right to an unlimited number of registrations under Form F-3 (or any comparable form for a registration in a jurisdiction other than the United States) to the extent we are eligible to use such form to offer securities.
Post-Offering Lock-Up
       Pursuant to the registration rights agreement, each of the shareholders other than the holders of series A convertible preference shares has agreed, for a period of 12 months after completion of this offering, not to sell, exchange, assign, pledge, charge, grant a security interest, make a hypothecation, gift or other encumbrance, or enter into any contract or any voting trust or other agreement or arrangement with respect to the transfer of voting rights or any other legal or beneficial interest in any ordinary shares, create any other claim or make any other transfer or disposition, whether voluntary or involuntary, affecting the right, title, interest or possession in, to or of such ordinary shares, unless otherwise approved by the non-individual holders of series A convertible preference shares in writing.
Equity Incentive Plan
       We have granted share options to purchase ordinary shares in our company to certain of our employees, directors and officers. As of November 30, 2006, there were outstanding options to purchase an aggregate of 8,012,998 ordinary shares in our company. See “Management — 2006 Equity Incentive Plan.”

Transactions with Certain Shareholders

•	During the period from August 27, 2004 to December 31, 2004, Linyang China made advances of RMB10.0 million to Linyang Electronics, its parent company until June 2006, and RMB8.0 million to Huaerli Electronics, a company of which the equity holder and chairman and chief executive officer of our company, Mr. Yonghua Lu, had a beneficial interest as an equity holder. These amounts were unsecured, interest-free and were fully repaid in 2005. In the three months ended March 31, 2006, Linyang China made cash advances of RMB0.1 million (US$0.01 million) and RMB2.1 million (US$0.3 million) to Mr. Yonghua Lu, our chairman and chief executive officer, and Mr. Hanfei Wang, our director and chief operating officer, respectively, and a housing loan of RMB2.9 million (US$0.4 million) to Mr. Longxing Huang, our purchasing director. These amounts were unsecured, interest-free and repayable upon demand. All the advances and the housing loan were fully repaid in April and May 2006. We do not intend to make such cash advances or loans to any of our directors or shareholders in the future.

•	Linyang Electronics made advances to Linyang China in an aggregate amount of RMB119.4 million (US$15.1 million) in 2005. We repaid RMB89.1 million (US$11.3 million) and RMB30.3 million (US$3.8 million) of these amounts in 2005 and the nine months ended September 30, 2006, respectively. In the same period, Linyang Electronics paid certain operating expenses of RMB0.7 million (US$0.1 million) on behalf of Linyang China. These amounts were fully reimbursed in the nine months ended September 30, 2006. As of December 31, 2005, the amount due to Linyang Electronics was approximately RMB30.9 million (US$3.9 million). The amount due to Linyang Electronics was unsecured, interest-free and had no fixed terms of repayment. In the nine months ended September 30, 2006, Linyang Electronics and Linyang Agricultural Development (Nantong) Co., Ltd., a company of which the shareholder, chairman and chief executive officer of our company, Mr. Yonghua Lu, had a beneficial interest as an equity holder, made cash advances to Linyang China of RMB105.9 million (US$13.4 million) and RMB9.0 million (US$1.1 million), respectively, both of which were fully repaid in the same period. During the same period, Linyang Electronics paid approximately RMB2.5 million (US$0.3 million) of operating expenses on behalf of Linyang China, RMB2.2 million (US$0.3 million) of which have been subsequently reimbursed by Linyang China. As of September 30, 2006, the amount due to Linyang Electronics was approximately RMB0.3 million (US$0.04 million), which was unsecured, interest-free and had no stated terms of repayment. In October and November 2006, Linyang China entered into entrusted loan agreements with Linyang Electronics under which Linyang Electronics lent to Linyang China an aggregate of RMB80.0 million (US$10.1 million) through a third party PRC bank. Under current PRC laws and regulations, PRC companies other than licensed financial institutions are not permitted to make loans to each other directly. As a result, companies commonly use indirect entrusted loan arrangements under which funds are first deposited by the lending company with a PRC commercial bank, and the PRC commercial bank then loans the corresponding amount of funds to the borrower pursuant to the instruction of the lending company. As the principal and interest of the loan are repaid to the bank, the bank makes corresponding repayments to the lending company after deducting service fees. These loans bear 6.138% annual interest, are unsecured and repayable within six months.

•	Linyang China entered into a number of agreements with Huaerli (Nantong) to purchase silicon and silicon wafers in the aggregate amounts of RMB15.9 million (US$2.0 million) and RMB23.4 million (US$3.0 million), respectively, in 2005 and the nine months ended September 30, 2006. The purchase was made according to the published prices and conditions offered by Huaerli (Nantong) to its customers. As of December 31, 2005 and September 30, 2006, the amount due to Huaerli (Nantong) under these purchase agreements was approximately RMB1.7 million (US$0.2 million) and nil, respectively. The amount due to Huaerli (Nantong) was unsecured, interest-free and repayable on demand.

•	In 2005, Huaerli (Nantong) made advances to Linyang China of RMB27.0 million (US$3.4 million), which was subsequently repaid by Linyang China in the same period.

•	As of September 30, 2006, Linyang China’s bank borrowings were guaranteed by Linyang Electronics for up to RMB131.0 million (US$16.5 million) for nil consideration. In addition, Linyang China’s bank borrowings of RMB60.0 million (US$7.6 million) were jointly guaranteed by Linyang Electronics and Qidong Huahong, a company in which Mr. Yonghua Lu, our chairman, chief executive officer and principal shareholder, and his wife have financial interest. In November 2006, we obtained short-term bank borrowings totaling RMB109.9 million (US$13.9 million) from three banks, of which RMB30.0 million (US$3.8 million) was guaranteed by Linyang Electronics; RMB39.9 million (US$5.0 million) was jointly guaranteed by Linyang Electronics and Huaerli (Nantong); and RMB40.0 million (US$5.0 million) was secured by land use rights and guaranteed by Linyang Electronics, Qidong Huahong and our chairman and chief executive officer and his wife.

•	As of December 31, 2005, for nil consideration, Linyang Electronics had pledged RMB10.0 million (US$1.2 million) to a commercial bank for notes payable granted to Linyang China of RMB10.0 million (US$1.2 million).

•	In 2005, Linyang China paid RMB81,000 (US$10,248) for raw material purchases from Linyang Electronics according to the published prices and conditions offered by Linyang Electronics to its customers.

•	In 2005 and the three months ended March 31, 2006, Qidong Huahong granted to Linyang China the use of a parcel of land with a total area of 24,671 square meters for nil consideration. As a result, in 2005 and the three months ended March 31, 2006, we recorded a rental charge of RMB70,000 (US$8,856) and RMB23,000 (US$2,910), respectively, based on the fair value of the rental cost incurred by Qidong Huahong and a corresponding credit to additional paid-in capital. In April 2006, Qidong Huahong entered into a Land Use Rights Transfer Agreement to transfer the use rights of this land until December 23, 2054 to Linyang China for consideration of RMB4.6 million (US$0.6 million). The full price of the contract has been paid. In November 2006, Qidong Huahong entered into two Land Use Rights Transfer Agreements to transfer the use rights of two parcels of land with a total area of 36,841 square meters for consideration of RMB6.1 million (US$0.8 million).

•	On August 30, 2004 and March 16, 2005, Linyang China entered into two facility lease agreements with Qidong Huahong. Linyang China incurred rental expenses of RMB25,000 in the period from August 27, 2004 to December 31, 2004 and RMB58,000 (US$7,338) in 2005. The rental agreement was entered into with reference to market rental rates. The amounts due to Qidong Huahong under this agreement were RMB25,000, RMB83,000 (US$10,501) and nil as of December 31, 2004, December 31, 2005 and September 30, 2006, respectively. These amounts were unsecured, interest-free and payable on demand. In November 2005, the parties entered into a new agreement to terminate the above two leases.

•	On June 2, 2006, Linyang BVI agreed to pay US$6.6 million to Linyang Electronics for the purchase of the equity interests held by Linyang Electronics in Linyang China and made such payment in August 2006. The price of the transfer was based on the estimated net asset value of Linyang China. This transaction was accounted for as a recapitalization.

•	On November 18, 2006, Linyang China entered into a management consulting service agreement with Hony Capital II, L.P. under which, for a period of one year, Hony Capital II, L.P. agreed to provide certain management consulting services to Linyang China and to second Ms. Xihong Deng, managing director of Hony Capital II, L.P., to our company to serve as executive vice president in charge of international business development. Linyang China agreed to pay an aggregate of RMB4 million to Hony Capital II, L.P. as consideration for these services under this agreement.

PRC GOVERNMENT REGULATIONS
       This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.
Renewable Energy Law and Other Government Directives
       In February 2005, China enacted its Renewable Energy Law, which has become effective on January 1, 2006. The Renewable Energy law sets forth the national policy to encourage and support the development and use of solar and other renewable energy and the use of on-grid generation.
       The law also sets forth the national policy to encourage the installation and use of solar energy water-heating system, solar energy heating and cooling system, solar photovoltaic system and other solar energy utilization systems. In addition, the law provides financial incentives, such as national funding, preferential loans and tax preferences for the development of renewable energy projects.
       In January 2006, the National Development and Reform Commission, or the NDRC, issued two implementing rules relating to the Renewable Energy Law: (1) the Trial Measures on the Administration over the Pricing and Cost Allocation of Renewable Energy Power Generation and (2) the Administrative Regulations Relating to the Renewable Energy Power Generation. These implementing rules, among other things, set forth general policies for the pricing of on-grid power generated by solar and other renewable energy. In addition, the PRC Ministry of Finance issued the Provisional Measures for Administration of Specific Funds for Development of Renewable Energy in June 2006, which provides that the PRC government will establish a fund specifically for the purpose of supporting the development of the renewable energy industry, including the solar energy industry.
       China’s Ministry of Construction also issued a directive in June 2005 that sought to expand the use of solar energy in residential and commercial buildings and encouraged the increased application of solar energy in different townships. In addition, China’s State Council promulgated a directive in July 2005 that set forth principles with regard to the conservation of energy resources and the development and use of solar energy in China’s western areas, which have not been covered by electricity transmission grids and rural areas.
Environmental Regulations
       We use, generate and discharge toxic, volatile or otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. We are subject to a variety of governmental regulations related to the storage, use and disposal of hazardous materials. The major environmental regulations applicable to us include the Environmental Protection Law of the PRC, the Law of PRC on the Prevention and Control of Water Pollution, Implementation Rules of the Law of PRC on the Prevention and Control of Water Pollution, the Law of PRC on the Prevention and Control of Air Pollution, the Law of PRC on the Prevention and Control of Solid Waste Pollution, and the Law of PRC on the Prevention and Control of Noise Pollution.
Restriction on Foreign Businesses
       The principal regulation governing foreign ownership of solar photovoltaic businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue (effective as of January 1, 2005). Under the regulation, the solar photovoltaic business falls into the category of encouraged foreign investment industry.

Tax
       PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. In accordance with the PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, or the Income Tax Law, and the related implementing rules, foreign invested enterprises incorporated in the PRC are generally subject to an enterprise income tax rate of 33.0% (30.0% of state income tax plus 3.0% local income tax). The Income Tax Law and the related implementing rules provide certain favorable tax treatments to foreign invested enterprises. Production-oriented foreign-invested enterprises, which are scheduled to operate for a period of ten years or more, are entitled to exemption from income tax for two years commencing from the first profit-making year and 50% reduction of income tax for the subsequent three years. In certain special areas such as coastal open economic areas, special economic zones and economic and technology development zones, foreign-invested enterprises are entitle to reduced tax rates, namely: (1) in coastal open economic zones, the tax rate applicable to production-oriented foreign-invested enterprises is 24%; (2) in special economic zones, the rate is 15%; and (3) certified high and new technology enterprises incorporated and operated in economic and technology development zones determined by the State Council may enjoy a 50% deduction of the applicable rate.
       As a foreign-invested production enterprise established in Qidong, Nantong City, a coastal open economic area, Linyang China is subject to a preferential enterprise income tax rate of 24%. In addition, Linyang China is exempted from enterprise income tax for 2005 and 2006 and will be taxed at a reduced rate of 12% in 2007, 2008 and 2009 and at a rate of 24% from 2010 onward. From 2005 until the end of 2009, Linyang China is also exempted from the 3% local income tax applicable to foreign-invested enterprises in Jiangsu Province. From 2010 onward, Linyang China will not be exempt from the 3% local enterprise income tax. In addition, under relevant PRC tax rules and regulations, Linyang China may apply for a two-year income tax exemption on income generated from its increased capital resulting from our contribution to Linyang China of the funds we received as a result of our issuances of series A convertible preference shares in a private placement in June and August 2006, and a reduced tax rate of 12% for the three years thereafter. We are currently in the process of applying for such preferential tax treatment. In addition, our subsidiaries, Shanghai Linyang and Sichuan Jiayang, are subject to an enterprise income tax rate of 33%, consisting of 30% enterprise income tax and 3% local enterprise income tax.
       Pursuant to the Provisional Regulation of China on Value-Added Tax and their implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay value-added tax at a rate of 17% of the gross sales proceeds received, less any deductible value-added tax already paid or borne by the taxpayer. Furthermore, when exporting goods, the exporter is entitled to a portion of or all the refund of value-added tax that it has already paid or borne. Our imported raw materials that are used for manufacturing export products and are deposited in bonded warehouses are exempt from import value-added tax.
Foreign Currency Exchange
       Foreign currency exchange in China is primarily governed by the following regulations:

•	Foreign Exchange Administration Rules (1996), as amended; and

•	Regulations of Settlement, Sale and Payment of Foreign Exchange (1996)
       Under the Foreign Exchange Administration Rules, the Renminbi is convertible for current account items, including distribution of dividends, payment of interest, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, securities investment and repatriation of investment, however, is still subject to the approval of SAFE.
       Under the Regulations of Settlement, Sale and Payment of Foreign Exchange, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the NDRC.
Dividend Distribution
       The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended; and

•	Wholly Foreign-Owned Enterprise Law Implementation Rules (1990), as amended.
       Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.
Regulations of Overseas Investments and Listings
       SAFE issued a public notice in October 2005, or the SAFE notice, requiring PRC residents, including both legal persons and natural persons, to register with the relevant local SAFE branch before establishing or controlling any company outside of China, referred to as an “offshore special purpose company,” for the purpose of acquiring any assets of or equity interest in PRC companies and raising funds from overseas. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch, with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity or debt investment or creation of any security interest. If any PRC shareholder of any offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. Our current beneficial owners who are PRC residents have registered with the local SAFE branch as required under the SAFE notice.
       The NDRC promulgated a rule in October 2004, or the NDRC Rule, which requires NDRC approvals for overseas investment projects made by PRC entities. The NDRC Rule also provides that approval procedures for overseas investment projects of PRC individuals shall be implemented with reference to this rule. Our current beneficial owners who are PRC individuals did not apply for NDRC approval for their investment in our company.
       On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic

Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This regulation, among other things, includes provisions that purport to require that an offshore SPV formed for purposes of overseas listing of equity interest in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange.
       On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by SPVs. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process.
       The application of the New M&A Rule with respect to overseas listings of SPVs remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.
       Our PRC counsel, Grandall Legal Group, has advised us that, based on their understanding of the current PRC laws, regulations and rules and the procedures announced on September 21, 2006:

•	CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus shall be subject to this new procedure;

•	In spite of the above, given that we have completed our restructuring before September 8, 2006, the effective date of the new regulation, this regulation does not require an application to be submitted to the CSRC for the approval of the listing and trading of our ADSs on the Nasdaq Global Market, unless we are clearly required to do so by possible later rules of CSRC.
       See “Risk Factors — Risks Relating to Our Business and Industry — Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, of the listing and trading of our ADSs on the Nasdaq Global Market could significantly delay this offering or could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs, and may also create uncertainties for this offering.”

DESCRIPTION OF SHARE CAPITAL
       We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2004 Revision) of the Cayman Islands, which is referred to as the Companies Law below.
       As of December 1, 2006, our authorized share capital consisted of 400,000,000 ordinary shares, with a par value of US$0.0001 each, and 100,000,000 series A convertible preference shares, with a par value of US$0.0001 each. As of December 1, 2006, there were 100,350,000 ordinary shares issued and outstanding and 79,644,754 series A convertible preference shares issued and outstanding. All of our issued and outstanding series A convertible preference shares will automatically convert into ordinary shares, at a conversion rate of one preference share to one ordinary share, upon completion of this offering.
       Our amended and restated memorandum and articles of association will become effective upon completion of this offering. The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.
Ordinary Shares
General
       All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.
Dividends
       The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law. Under our amended and restated memorandum and articles of association, all dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for our exclusive benefit until claimed, and we will not be deemed a trustee in respect of such dividend or be required to account for any money earned. All dividends unclaimed for six years after having been declared may be forfeited by our board of directors and will revert to us.
Voting Rights
       Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any other shareholder or shareholders present in person or by proxy and holding at least 10% in par value of the shares giving a right to attend and vote at the meeting.
       A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy or, if a corporation or other non-natural person, by its duly authorized representative holding not less than one-third of the outstanding voting shares in our company. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in the aggregate 10% or more of our voting share capital. Advance notice of at least 20 (but not more than 60) days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting calling for the passing of a resolution requiring two-thirds of shareholder votes, and advance notice of at least 14 (but not more than 60) days is required for the convening of other general shareholder meetings.

       An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association.
Transfer of Ordinary Shares
       Subject to the restrictions of our amended and restated memorandum of articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.
       Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

•	the ordinary shares transferred are free of any lien in favor of us;

•	any fee related to the transfer has been paid to us; and

•	the transfer to be registered is not to an infant or a person suffering from mental disorder.
       If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.
       The registration of transfers may be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 45 days in any year.
Liquidation
       On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.
Calls on Ordinary Shares and Forfeiture of Ordinary Shares
       Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares
       Subject to the provisions of the Companies Law and other applicable law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by special resolution.
Variations of Rights of Shares
       If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the consent in writing of the holders of three-fourths of the issued shares of that class or by a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority vote of all of the shares in that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares. The rights of holders of ordinary shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights which may be affected by the directors as provided in the articles of association without any vote or consent of the holders of ordinary shares.
General Meetings of Shareholders
       The directors may, and shall on the requisition of shareholders holding at least 10% in par value of the capital of our company carrying voting rights at general meetings, proceed to convene a general meeting of such shareholders. If the directors do not within 21 days from the deposit of the requisition duly proceed to convene a general meeting, which will be held within a further period of 21 days, the requisitioning shareholders, or any of them holding more than 50% of the total voting rights of all of the requisitioning shareholders, may themselves convene a general meeting. Any such general meeting must be convened within three months after the expiration of such 21-day period.
Inspection of Books and Records
       Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”
Changes in Capital
       We may from time to time by ordinary resolution:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination;

•	sub-divide our existing shares, or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.
       We may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.
Exempted Company
       We are an exempted company with limited liability under the Companies Law (2004 Revision) of the Cayman Islands. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value, negotiable or bearer shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.
       “Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to comply with the Nasdaq Rules in lieu of following home country practice after the closing of this offering. The Nasdaq Rules require that every company listed on the Nasdaq hold an annual general meeting of shareholders. In addition, our proposed amended and restated articles of association, which, upon receiving the requisite shareholder approval, is expected to become effective immediately upon the closing of this offering, will allow directors or shareholders to call special shareholder meetings pursuant to the procedures set forth in the articles.
Differences in Corporate Law
       The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.
Mergers and Similar Arrangements
       Cayman Islands law does not provide for mergers as that expression is understood under the Delaware General Corporation law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the due majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.
       When a take over offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.
       If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
Shareholders’ Suits
       We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”
Indemnification of Directors and Executive Officers and Limitation of Liability
       Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association, which will become effective upon the closing of this offering, permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, fraud or default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.
       Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Anti-Takeover Provisions in the Amended and Restated Memorandum and Articles of Association
       Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.
       However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.
Directors’ Fiduciary Duties
       Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.
       As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent
       Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.
Shareholder Proposals
       Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.
       Cayman Islands law and our amended and restated articles of association allow our shareholders holding not less than 10% of the paid-up voting share capital of the company to requisition a shareholders’ meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our amended and restated articles of association require us to call such meetings.
Cumulative Voting
       Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.
Removal of Directors
       Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors may be removed by ordinary resolution.
Transactions with Interested Shareholders
       The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
       Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.
Dissolution; Winding Up
       Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law of the Cayman Islands and our amended and restated articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.
Variation of Rights of Shares
       Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the consent in writing of the holders of 75% of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.
Amendment of Governing Documents
       Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our amended and restated memorandum and articles of association may only be amended by special resolution or the unanimous written resolution of all shareholders.
Rights of Non-Resident or Foreign Shareholders
       There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.
Directors’ Power to Issue Shares
       Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions. However, if any issue of shares (including any issue of ordinary shares or any shares with preferred, deferred, qualified or other special rights or restrictions) is proposed and such shares proposed to be issued are at least 20% by par value of the par value of all then issued shares, then the prior approval by ordinary resolution of the holders of the ordinary shares, voting together as one class, will be required. These provisions could have the effect of discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.
History of Securities Issuances
       The following is a summary of our securities issuances during the past three years.
Ordinary Shares
       In June 2006, as part of our corporate restructuring, we issued a total of 100,350,000 ordinary shares. These ordinary shares were issued to Yonghua Solar Power Investment Holding Ltd, WHF Investment Co., Ltd, YongGuan Solar Power Investment Holding Ltd, Yongfa Solar Power Investment Holding Ltd, Yongliang Solar Power Investment Holding Ltd, Yongqiang Solar Power Investment Holding Ltd, YongXing Solar Power Investment Holding Ltd and Forever-brightness Investments Limited.
Series A Convertible Preference Shares
       In June and August 2006, we issued in a private placement an aggregate of 79,644,754 series A convertible preference shares to Citigroup Venture Capital International Growth Partnership, L.P., Citigroup Venture Capital International Co-Investment, L.P., Hony Capital II L.P., LC Fund III L.P., Good Energies Investments Limited and two individual investors at an average purchase price of approximately US$0.67 per share for aggregate proceeds, before deduction of transaction expenses, of US$53 million.
Registration Rights
       Pursuant to the registration rights agreement entered into in connection with this private placement, dated June 27, 2006, we granted to the holders of series A convertible preference shares certain registration rights, which primarily include:

•	Demand Registrations. On and after the earlier of (a) June 27, 2008 or (b) six months after the date the registration statement covering the ordinary shares underlying the ADSs to be sold in this offering becomes effective, upon request of any of the non-individual holders of series A convertible preference shares, we shall effect registration with respect to the registrable securities held by them on a form other than Form F-3 (or any comparable form for a registration for an offering in a jurisdiction other than the United States), provided we shall only be obligated to effect three such registrations.

•	Piggyback Registrations. The holders of series A convertible preference shares and their permitted transferees are entitled to “piggyback” registration rights, whereby they may require us to register all or any part of the registrable securities that they hold at the time when we register any of our ordinary shares.

•	Registrations on Form F-3. We have granted the holders of series A convertible preference shares and their permitted transferees of the registrable securities the right to an unlimited number of registrations under Form F-3 (or any comparable form for a registration in a jurisdiction other than the United States) to the extent we are eligible to use such form to offer securities.

Post-Offering Lock-Up
       Pursuant to the registration rights agreement, each of the shareholders other than the holders of series A convertible preference shares has agreed, for a period of 12 months after completion of this offering, not to sell, exchange, assign, pledge, charge, grant a security interest, make a hypothecation, gift or other encumbrance, or enter into any contract or any voting trust or other agreement or arrangement with respect to the transfer of voting rights or any other legal or beneficial interest in any ordinary shares, create any other claim or make any other transfer or disposition, whether voluntary or involuntary, affecting the right, title, interest or possession in, to or of such ordinary shares, unless otherwise approved by the non-individual holders of series A convertible preference shares in writing.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
American Depositary Shares
       The Bank of New York, as depositary, will register and deliver American depositary shares, or ADSs. Each ADS will represent five ordinary shares (or a right to receive five ordinary shares) deposited with the Hong Kong office of the Hong Kong and Shanghai Banking Corp., as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286.
       You may hold ADSs either (A) directly (i) by having an American depositary receipt, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by holding ADSs in the Direct Registration System, or (B) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.
       The Direct Registration System, is a system administered by DTC pursuant to which the depositary may register the ownership of uncertificated American depositary shares, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.
       As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs set out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.
       The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American depositary receipt. Directions on how to obtain copies of those documents are provided under “Where You Can Find Additional Information.”
Dividends and Other Distributions
How Will You Receive Dividends and Other Distributions on the Shares?
       The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares.

•	Rights to Purchase Additional Shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

•	Other Distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.
       The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.
Deposit, Withdrawal and Cancellation
How Are ADSs Issued?
       The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

How Do ADS Holders Cancel an American Depositary Share?
       You may turn in your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.
How Do ADS Holders Interchange Between Certificated ADSs and Uncertificated ADSs?
       You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.
Voting Rights
How Do You Vote?
       You may instruct the depositary to vote the deposited securities, but only if we ask the depositary to ask for your instructions. Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.
       If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the shares or other deposited securities underlying your ADSs as you direct. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and of the Memorandum and Articles of Association, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct.
       We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.
       In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will try to give the depositary notice of any such meeting and details concerning the matters to be voted upon sufficiently in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares must pay:	For:

• US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• US$0.02 (or less) per ADS	• Any cash distribution to you

• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

• US$0.02 (or less) per ADSs per calendar year	• Depositary services

• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

• Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
• converting foreign currency to U.S. dollars

• Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary
       The Bank of New York, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and Nasdaq application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees the depositary collects from investors.
       The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Payment of Taxes
       You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American depositary shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.
Reclassifications, Recapitalizations and Mergers

If we:	Then:

• Change the nominal or par value of our shares • Reclassify, split up or consolidate any of the deposited securities	• The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

• Distribute securities on the shares that are not distributed to you • Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	• The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.
Amendment and Termination
How May the Deposit Agreement Be Amended?
       We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADS, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.
How May the Deposit Agreement Be Terminated?
       The depositary will terminate the deposit agreement at our direction by mailing a notice of termination to the ADS holders then outstanding at least 60 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing a notice of termination to us and the ADS holders then outstanding if at any time 30 days shall have expired after the depositary shall have delivered to our company a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment.
       After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.
Limitations on Obligations and Liability
Limits on Our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs
       The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.
       In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.
Requirements for Depositary Actions
       Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.
       The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.
Your Right to Receive the Shares Underlying Your ADRs
       You have the right to cancel your ADSs and withdraw the underlying shares at any time except:

•	When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.

•	When you or other ADS holders seeking to withdraw shares owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.
       This right of withdrawal may not be limited by any other provision of the deposit agreement.
Pre-Release of ADSs
       The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the American depositary shares. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.
Direct Registration System
       In the deposit agreement, all parties to the deposit agreement have acknowledged that the Direct Registration System and Profile Modification System will apply to uncertificated ADSs upon acceptance thereof to DRS by the DTC. The Direct Registration System is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated American depositary shares, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. The Profile Modification System is a required feature of the Direct Registration System which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.
       In connection with and in accordance with the arrangements and procedures relating to the Direct Registration System/ Profile Modification System, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code as in effect in the State of New York). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the Direct Registration System Profile Modification System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

SHARES ELIGIBLE FOR FUTURE SALE
       Before this offering, there has not been a public market for our ordinary shares or our ADSs, and while we have applied for approval to have our ADSs listed on the Nasdaq Global Market, we cannot assure you that a significant public market for the ADSs will develop or be sustained after this offering. We do not expect that an active trading market will develop for our ordinary shares not represented by the ADSs. Future sales of substantial amounts of our ADSs in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our ordinary shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our ADSs, including ADSs representing ordinary shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our ADSs and our ability to raise equity capital in the future.
       Upon the closing of the offering, we will have 239,994,754 outstanding ordinary shares, including ordinary shares represented by ADSs and ordinary shares issued upon conversion of our series A convertible preference shares immediately prior to this offering, assuming no exercise of the underwriters’ option to purchase additional ADSs. Of that amount, 60,000,000 ordinary shares, including ordinary shares represented by ADSs, will be publicly held by investors participating in this offering, and 179,994,754 ordinary shares will be held by our existing shareholders, who may be our “affiliates” as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. In addition, based on options outstanding as of November 30, 2006, 8,012,998 ordinary shares will be subject to outstanding options after this offering, of which 90,000 options to purchase ordinary shares will be vested and exercisable 180 days after this offering.
       All of the ADSs sold in the offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” in the United States without restriction or further registration under the Securities Act. Ordinary shares or ADSs purchased by one of our “affiliates” may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 of the Securities Act described below.
       The 179,994,754 ordinary shares held by existing shareholders, including ordinary shares issued upon conversion of our series A convertible preference shares immediately prior to this offering, are, and those ordinary shares issuable upon exercise of options outstanding following the completion of this offering will be, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.
Lock-Up Agreements
       We have agreed for a period of 180 days after the date of this prospectus not to sell, transfer or otherwise dispose of, and not to announce an intention to sell, transfer or otherwise dispose of, without the prior written consent of the underwriters:

•	any of our ordinary shares or depositary shares representing our ordinary shares;

•	any shares of our subsidiaries or controlled affiliates or depositary shares representing those shares; or

•	any securities that are substantially similar to the ordinary shares or depositary shares referred to above, including any securities that are convertible into, exchangeable for or otherwise represent the right to receive ordinary shares, other shares or depositary shares referred to above.
       In addition, we have agreed to cause each of our subsidiary and controlled affiliates not to sell, transfer or otherwise dispose of, and not to announce an intention to sell, transfer or otherwise dispose of, for a period of 180 days after the date of this prospectus without the prior written consent of the underwriters, any of the securities referred to above.
       Furthermore, each of our directors and executive officers and all of our shareholders, including each of the selling shareholders, have also entered into a similar 180-day lock-up agreement, subject to certain exceptions, with respect to our ordinary shares, depositary shares representing our ordinary shares and securities that are substantially similar to our ordinary shares or depositary shares representing our ordinary shares. These parties collectively own 100% of our outstanding ordinary shares without giving effect to this offering.
       Pursuant to the registration rights agreement we entered into in connection with the sale of series A convertible preference shares, dated June 27, 2006, each of the shareholders other than the holders of series A convertible preference shares has agreed, for a period of 12 months after completion of this offering, not to sell, exchange, assign, pledge, charge, grant a security interest, make a hypothecation, gift or other encumbrance, or enter into any contract or any voting trust or other agreement or arrangement with respect to the transfer of voting rights or any other legal or beneficial interest in any ordinary shares, create any other claim or make any other transfer or disposition, whether voluntary or involuntary, affecting the right, title, interest or possession in, to or of such ordinary shares, unless otherwise approved by the non-individual holders of series A convertible preference shares in writing. In addition, Mr. Yonghua Lu, our chairman and chief executive officer, and Mr. Hanfei Wang, our chief operating officer, have agreed with us not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a lock-up period of three years after completion of this offering. Other non-series A convertible preference shareholders have agreed not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of one year after completion of this offering, and are subject to further restrictions on sales, transfers, or dispositions of such securities for a period of either two or three years following the initial one-year lock-up period.
       The restrictions described in the preceding three paragraphs will be automatically extended under certain circumstances. See “Underwriting.” These restrictions do not apply to (1) the 12,000,000 ADSs and our ordinary shares representing such ADSs being offered in this offering, (2) up to 1,800,000 ADSs and our ordinary shares representing such ADSs that may be purchased by the underwriters if they exercise their option to purchase additional ADSs in full and (3) ordinary shares issued pursuant to the 2006 share incentive plan.
       We are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. We cannot assure you, however, that one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares will not dispose of significant numbers of our ADSs or ordinary shares. No prediction can be made as to the effect, if any, that future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the market price of our ADSs prevailing from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that future sales may occur, could materially and adversely affect the prevailing market price of our ADSs.

       After the expiration of the lock-up agreements, the ordinary shares subject to the lock-up agreements, and ADSs representing such shares, will be freely eligible for sale in the public market as described below.
Rule 144
       In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned “restricted securities” for at least one year would be entitled to sell within any three-month period a number of shares, including ADSs representing such number of shares, that is not more than the greater of:

•	1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately 239,995 ordinary shares immediately after offering; or

•	the average weekly reported trading volume of our ADSs on the Nasdaq Global Market during the four calendar weeks before a notice of the sale on Form 144 is filed with the SEC by such person.
       Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. However, these shares in the form of ADSs or otherwise, would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.
       Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares in the form of ADSs or otherwise, proposed to be sold for at least two years from the later of the date these shares were acquired from us or from our affiliate, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares immediately following the offering without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.
Rule 701
       Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.
Share Options
       As of November 30, 2006, options to purchase an aggregate of 8,012,988 ordinary shares were outstanding.
Registration Rights
       Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital — Registration Rights.”

TAXATION
       The following summary of the material Cayman Islands and United States federal tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S., state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our Cayman Islands counsel. To the extent that the discussion relates to matters of U.S. federal income tax law, it represents the opinion of Shearman & Sterling LLP, our special U.S. counsel.
Cayman Islands Taxation
       The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.
United States Federal Income Taxation
       The following discussion describes the material U.S. federal tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this prospectus and on U.S. Treasury regulations in effect as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.
       The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	U.S. expatriates;

•	traders that elect to mark-to-market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

       PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.
       The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) was in existence on August 20, 1996, was treated as a U.S. person under the Internal Revenue Code on the previous day and has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
       If you are a partner in partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership.
       The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Exchanges of ordinary shares for ADSs and ADSs for ordinary shares generally will not be subject to U.S. federal income tax.
Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares
       Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares generally will be included in your gross income as dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.
       With respect to non-corporate U.S. Holders including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable capital gains rate, and thus may constitute “qualified dividend income” provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq, as our ADSs are expected to be. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

       Dividends will constitute foreign source income for U.S. foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the U.S. foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will be “passive income” or, in the case of certain U.S. Holders, “financial services income” for taxable years beginning on or before December 31, 2006. For taxable years beginning after December 31, 2006, dividends distributed by us with respect to ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”
       To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that any distribution we make will generally be treated as a dividend.
Taxation of Disposition of Shares
       Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes.
Passive Foreign Investment Company
       We do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year. Our actual PFIC status for the current taxable year ending December 31, 2006 will not be determinable until the close of the current taxable year ending December 31, 2006, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.
       We will be treated as owning our proportionate share of the assets and earnings and our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.
       We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares.

       If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, dividends paid by us to you will not be eligible for the reduced rate of taxation applicable to non-corporate U.S. holders, including individuals. See “Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares.” Additionally, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
       The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.
       Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us.
       The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the Nasdaq, or other market, as defined in applicable U.S. Treasury regulations. We expect that the ADSs will be listed and regularly traded on the Nasdaq and, consequently, if you are a holder of ADSs the mark-to-market election would be available to you were we to be or become a PFIC.
       In addition, notwithstanding any election you make with regard to the ADSs or ordinary shares, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, your ADSs or ordinary shares will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs or ordinary shares, even if we are not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your ADSs or ordinary shares, you will be treated as having a new holding period in your ADSs or ordinary shares beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.
       If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.
       In addition, we do not intend to prepare or provide you with the information necessary to make a “qualified electing fund” election.
       You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.
Information Reporting and Backup Withholding
       Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, if you are a corporation or a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or if you are otherwise exempt from backup withholding. If you are a U.S. Holder who is required to establish exempt status, you generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
       Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information in a timely manner.

ENFORCEABILITY OF CIVIL LIABILITIES
       We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.
       However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.
       Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.
       Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.
       We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.
       Maples and Calder, our counsel as to Cayman Islands law, and Grandall Legal Group, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and the PRC, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

       Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.
       Grandall Legal Group has advised us further that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions.

UNDERWRITING
       We, the selling shareholders and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman Sachs (Asia) L.L.C. is the representative of the underwriters. Goldman Sachs (Asia) L.L.C.’s address is 68th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.

Number of
Underwriters	ADSs

Goldman Sachs (Asia) L.L.C.
CIBC World Markets Corp.

Total	12,000,000

       The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.
       If the underwriters sell more ADSs than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,800,000 ADSs from the selling shareholders. They may exercise that option for 30 days. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.
       The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us and the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase a total of 1,800,000 additional ADSs.
Paid by Us

	No Exercise	Full Exercise

Per ADS	US$	US$
Total	US$	US$
Paid by the Selling Shareholders

	No Exercise	Full Exercise

Per ADS	US$	US$
Total	US$	US$
       Total underwriting discounts and commissions to be paid to the underwriters represent                % of the total amount of the offering.
       ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$                     per ADS from the initial public offering price. Any such securities dealers may resell any ADSs purchased from the underwriters to certain other brokers or dealers at a discount of up to US$           per ADS from the initial public offering price. If all the ADSs are not sold at the initial public offering price, the representative may change the offering price and the other selling terms.

       Total expenses for this offering are estimated to be approximately US$4.7 million, including SEC registration fees of US$19,934, NASD filing fees of US$20,510, Nasdaq listing fees of US$100,000, printing expenses of approximately US$0.2 million, legal fees of approximately US$2.1 million, accounting fees of approximately US$1.5 million, roadshow costs and expenses of approximately US$0.5 million, and travel and other out-of-pocket expenses of approximately US$0.3 million. All amounts are estimated except for the fees relating to SEC registration, NASD filing and Nasdaq listing.
       We and the selling shareholders have agreed to pay all fees and expenses incurred by us and the selling shareholders in connection with this offering, and a portion of the costs and expenses incurred by the underwriters in connection with this offering. Such costs and expenses incurred by the underwriters, estimated not to exceed US$       , are deemed as underwriting compensation by the NASD. All fees and expenses will be borne in proportion to the numbers of ADSs sold in the offering by us and the selling shareholders, respectively, unless otherwise agreed upon between us and any of the selling shareholders.
       Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs (Asia) L.L.C. is expected to make offers and sales in the United States through its selling agent, Goldman, Sachs & Co.
       The underwriters have entered into an agreement in which they agree to restrictions on where and to whom they and any dealer purchasing from them may offer ADSs, as a part of the distribution of the ADSs. The underwriters also have agreed that they may sell ADSs among themselves.
       We have agreed with the underwriters that we will not, without the prior consent of the representative, for a period of 180 days following the date of this prospectus, offer, sell, contract to sell, pledge, grant any option to purchase, purchase any option or contract to sell, right or warrant to purchase, make any short sale, file a registration statement with respect to any of the ADSs or its ordinary shares or any securities that are convertible into or exercisable or exchangeable for the ADSs or our ordinary shares, or otherwise transfer or dispose of (including entering into any swap or other agreement that transfers to any other entity, in whole or in part, any of the economic consequences of ownership interest): (1) our ordinary shares and depositary shares representing our ordinary shares; (2) shares of our subsidiaries and controlled affiliates and depositary shares representing those shares; and (3) securities that are substantially similar to such shares or depositary shares. We have also agreed to cause our subsidiaries and controlled affiliates to abide by the restrictions of the lock-up agreement. In addition, all of our shareholders, including the selling shareholders, and all of our directors and executive officers have entered into a similar 180-day lock-up agreement with respect to our ordinary shares, depositary shares representing our ordinary shares and securities that are substantially similar to our ordinary shares or depositary shares representing our ordinary shares. The restrictions of our lock-up agreement do not apply to the issuance of securities pursuant to our employee stock option plans outstanding on the date of this prospectus of which the underwriters have been advised in writing and are described in this prospectus.
       The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of the release or the announcement of the material news or event.

       Prior to the offering, there has been no public market for our ADSs or ordinary shares. The initial public offering price of the ADSs will be determined by agreement between us and the representative. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.
       The ADSs offered in this offering have been approved for quotation on the Nasdaq Global Market under the symbol “SOLF.”
       In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs from the selling shareholders. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, ADSs made by the underwriters in the open market prior to the completion of the offering.
       The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased ADSs sold by, or for the account of, such underwriter in stabilizing or short covering transactions.
       Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the ADS, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADS may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.
       Each of the underwriters:

(a) has not made or will not make an offer of ADSs to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000 (as amended), or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA;

(b) has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and

Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to us; and

(c) has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

       In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), each underwriter has not made and will not make an offer of ADSs to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of ADSs to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.
       For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.
       The ADSs may not be offered or sold in Hong Kong by means of any document other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap.32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and (ii) no advertisement, invitation or document relating to the ADSs may be issued in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap.32) of Hong Kong and any rules made under that Ordinance.
       This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of

Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the ADSs under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer or (iii) by operation of law.
       The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan, or the Securities and Exchange Law, and each underwriter has agreed that it will not offer or sell any ADSs, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
       This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.
       This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.
       No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.
       A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters or one or more securities dealers. One or more of the underwriters may distribute prospectus electronically. Certain underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an Internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.
       The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of ADSs offered.
       We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

       This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the ADSs, including the ADSs initially sold by the underwriters in the offering being made outside of the United States, to persons located in the United States.
       Some of the underwriters and their affiliates have provided, and may in the future provide, investment banking and other services to us, our officers or our directors for which they have received or will receive customary fees and commissions.
       Goldman Sachs (Asia) L.L.C. is acting as the global coordinator and sole bookrunner for this offering.

VALIDITY OF THE SECURITIES
       The validity of the ADSs and certain other legal matters as to the United States Federal and New York State law in connection with this offering will be passed upon for us by Shearman & Sterling LLP. The underwriters are being represented by Sullivan & Cromwell LLP with respect to matters of U.S. Federal and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Legal matters as to PRC law will be passed upon for us by Grandall Legal Group and for the underwriters by Haiwen & Partners. Shearman & Sterling LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Grandall Legal Group with respect to matters governed by PRC law.
EXPERTS
       The consolidated financial statements of Solarfun Power Holdings Co., Ltd. as of December 31, 2004, 2005 and September 30, 2006, and for the period from August 27, 2004 (date of inception) to December 31, 2004, the year ended December 31, 2005 and the nine months ended September 30, 2006 appearing in this prospectus and registration statement have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
       The offices of Ernst & Young Hua Ming are located at 23/ F, The Center, 989 Chang Le Road, Shanghai 200031, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
       We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. A related registration statement on F-6 has been filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.
       Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.
       As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

SOLARFUN POWER HOLDINGS CO., LTD.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2004, 2005 and September 30, 2006	F-3
 Consolidated Statements of Operations for the Period from August 27, 2004 (Date of Inception) to December 31, 2004, for the Year Ended December 31, 2005 and for the Nine-Month Period Ended September 30, 2005 (Unaudited) and 2006
F-4
 Consolidated Statements of Cash Flows for the Period from August 27, 2004 (Date of Inception) to December 31, 2004, for the Year Ended December 31, 2005 and for the Nine-Month Period Ended September 30, 2005 (Unaudited) and 2006
F-6
 Consolidated Statements of Changes in Shareholders’ Equity for the Period from August 27, 2004 (Date of Inception) to December 31, 2004, for the Year Ended December 31, 2005 and for the Nine-Month Period Ended September 30, 2005 (Unaudited) and 2006
F-7
Notes to the Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders
Solarfun Power Holdings Co., Ltd.
       We have audited the accompanying consolidated balance sheets of Solarfun Power Holdings Co., Ltd. (the “Company”) and its subsidiaries (together, the “Group”) as of December 31, 2004, 2005 and September 30, 2006, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the period from August 27, 2004 (date of inception) to December 31, 2004, for the year ended December 31, 2005 and for the nine-month period ended September 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Group’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
       In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2004, 2005 and September 30, 2006 and the consolidated results of its operations and its cash flows for the period from August 27, 2004 (date of inception) to December 31, 2004, for the year ended December 31, 2005 and for the nine-month period ended September 30, 2006, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young Hua Ming
Shanghai, The People’s Republic of China
December 11, 2006

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

							Pro Forma
							Shareholders’
		December 31,			September 30,		Equity at
							September 30,
	Note	2004	2005	2005	2006	2006	2006

		(RMB)	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)
							(Unaudited)
							See Note 2
ASSETS
Current assets:
Cash and cash equivalents		3,525	7,054	892	68,946	8,723
Restricted cash		—	22,229	2,812	25,376	3,210
Accounts receivable (net of allowance for doubtful accounts of nil)		—	—	—	13,798	1,746
Inventories	3	4,511	76,819	9,719	221,608	28,037
Advance to suppliers	4	4,850	61,312	7,757	388,123	49,105
Other current assets	5	762	20,705	2,620	30,864	3,905
Deferred tax assets	17	—	96	12	813	103
Amount due from related parties	18	18,000	—	—	153	20
Amount due from shareholders	18	—	—	—	587	74

Total current assets		31,648	188,215	23,812	750,268	94,923

Non-current assets:
Fixed assets — net	6	292	55,146	6,977	135,564	17,151
Intangible assets — net	7	—	—	—	6,608	836
Deferred initial public offering costs	24	—	—	—	25,506	3,227

Total non-current assets		292	55,146	6,977	167,678	21,214

Total assets		31,940	243,361	30,789	917,946	116,137

LIABILITIES, PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	8	—	20,000	2,530	184,746	23,374
Long-term bank borrowings, current portion	8	—	—	—	8,000	1,012
Accounts payable		2,221	18,794	2,378	19,905	2,518
Notes payable	9	—	20,000	2,530	—	—
Accrued expenses and other liabilities	10	301	22,920	2,900	50,271	6,360
Customer deposits	12	—	55,319	6,999	32,577	4,122
Amount due to related parties	18	25	32,658	4,132	336	43

Total current liabilities		2,547	169,691	21,469	295,835	37,429

Non-current liabilities:
Long-term bank borrowings, non-current portion	8	—	—	—	23,000	2,910

Commitments and contingencies	20
Minority interests		—	—	—	10,117	1,280

Series A Redeemable Convertible Preference Shares	13
(par value US$0.0001 per share; 100,000,000 shares authorized; nil, nil and 79,644,754 shares issued and outstanding at December 31, 2004, 2005 and September 30, 2006 respectively with aggregate amount of liquidation preference totaling RMB487,387)		—	—	—	423,704	53,606	—	—

Shareholders’ Equity
Ordinary shares (par value US$0.0001 per share; 400,000,000 shares authorized; 50,175,000 shares, 100,350,000 shares and 100,350,000 shares issued and outstanding at December 31, 2004, 2005 and September 30, 2006, respectively; 179,994,754 shares outstanding pro forma (unaudited))		42	84	11	84	11	147	19
Additional paid-in capital		29,958	59,783	7,563	82,208	10,401	502,173	63,534
Statutory reserves	14	—	1,496	189	2,245	284	2,245	284
(Deficit) retained earnings		(607)	12,307	1,557	80,753	10,216	80,753	10,216

Total shareholders’ equity		29,393	73,670	9,320	165,290	20,912	585,318	74,053

Total liabilities, preference shares and shareholders’ equity		31,940	243,361	30,789	917,946	116,137

The accompanying notes are an integral part of the consolidated financial statements.

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

		For the Period
		from August 27,			For the Nine-Month Period Ended
		2004 (date of			September 30,
		inception) to	For the Year Ended
	Note	December 31, 2004	December 31, 2005		2005	2006	2006

		(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
					(Unaudited)
Net revenue:
Photovoltaic modules		—	165,636	20,956	86,484	360,154	45,566
Photovoltaic cells		—	542	68	—	6,624	838
Photovoltaic cells processing		—	—	—	—	19,461	2,462

Total net revenue		—	166,178	21,024	86,484	386,239	48,866

Cost of revenue:
Photovoltaic modules		—	(139,481)	(17,647)	(75,627)	(255,867)	(32,371)
Photovoltaic cells		—	(422)	(53)	—	(5,548)	(702)
Photovoltaic cells processing		—	—	—	—	(6,014)	(761)

Total cost of revenue		—	(139,903)	(17,700)	(75,627)	(267,429)	(33,834)

Gross profit		—	26,275	3,324	10,857	118,810	15,032

Operating expenses:
Selling expenses		—	(5,258)	(665)	(2,653)	(6,023)	(762)
General and administrative expenses	15	(629)	(4,112)	(520)	(2,711)	(31,585)	(3,996)
Research and development expenses		—	(750)	(95)	(415)	(2,723)	(344)

Total operating expenses		(629)	(10,120)	(1,280)	(5,779)	(40,331)	(5,102)

Operating (loss) profit		(629)	16,155	2,044	5,078	78,479	9,930
Interest expenses		—	(123)	(15)	—	(3,855)	(488)
Interest income		22	95	12	24	492	62
Exchange losses		—	(1,768)	(224)	(935)	(2,123)	(269)
Other income		—	215	27	215	486	61
Other expenses		—	(260)	(33)	(207)	(474)	(60)
Changes in fair value of embedded foreign currency derivative	10	—	—	—	—	(1,082)	(137)
Government grant	16	—	—	—	—	640	81

(Loss) income before income taxes and minority interest		(607)	14,314	1,811	4,175	72,563	9,180
Income tax benefit	17	—	96	12	52	574	73
Minority interest		—	—	—	—	(266)	(33)

Net (loss) income		(607)	14,410	1,823	4,227	72,871	9,220

Net (loss) income attributable to ordinary shareholders		(607)	14,410	1,823	4,227	69,195	8,754

The accompanying notes are an integral part of the consolidated financial statements.

		For the Period
		from August 27,			For the Nine-Month Period Ended
		2004 (date of			September 30,
		inception) to	For the Year Ended
	Note	December 31, 2004	December 31, 2005		2005	2006	2006

		(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
					(Unaudited)
Net (loss) income per share:
Basic	23	(0.01)	0.26	0.03	0.08	0.69	0.09
Diluted	23	(0.01)	0.22	0.03	0.07	0.55	0.07
Shares used in computation:
Basic net (loss) income per share	23	51,994,399	54,511,540	54,511,540	51,994,399	100,350,000	100,350,000
Diluted net (loss) income per share	23	51,994,399	66,366,469	66,366,469	58,178,291	131,624,178	131,624,178
Pro forma net income per share: (unaudited)
Basic on an as converted basis	23		0.11	0.01		0.40	0.05
Diluted on an as converted basis	23		0.09	0.01		0.37	0.05
Shares used in computation:
(unaudited)
Basic net (loss) income per share	23		134,156,294	134,156,294		179,994,754	179,994,754
Diluted net (loss) income per share	23		160,296,813	160,296,813		195,923,705	195,923,705
The accompanying notes are an integral part of the consolidated financial statements.

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”))

		For the Period
		from August 27,	For the Year		For the Nine-Month Period Ended
		2004 (date of	Ended		September 30, 2006
		inception) to	December 31,
	Note	December 31, 2004	2005		2005	2006	2006

		(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
					(Unaudited)
Cash flows from operating activities:
Net (loss) income		(607)	14,410	1,823	4,227	72,871	9,220
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation		3	781	99	104	3,974	503
Stock compensation expenses	13, 15	—	501	63	501	22,425	2,837
Deferred tax benefit	17	—	(96)	(12)	(52)	(574)	(73)
Warranty provision		—	1,520	192	780	3,595	455
Others		—	70	9	47	336	42
Changes in operating assets and liabilities:
Restricted cash		—	(22,229)	(2,812)	(4,731)	(3,147)	(398)
Accounts receivable		—	—	—	—	(13,798)	(1,746)
Inventories		(4,511)	(72,308)	(9,148)	(37,710)	(144,789)	(18,318)
Advance to suppliers		(4,850)	(56,462)	(7,144)	(61,102)	(326,811)	(41,347)
Other current assets		(762)	(19,943)	(2,523)	(11,534)	(10,159)	(1,285)
Deferred tax assets		—	—	—	—	(143)	(18)
Amount due from related parties			—	—	—	(153)	(20)
Amount due from shareholders		—	—	—	—	(587)	(74)
Accounts payable		2,221	16,573	2,097	6,391	1,111	140
Accrued expenses and other liabilities		301	2,928	371	(9,501)	5,705	721
Amount due to related parties		25	2,354	298	(772)	(2,043)	(259)
Customer deposits		—	55,319	6,999	37,158	(22,742)	(2,877)

Net cash used in operating activities		(8,180)	(76,582)	(9,688)	(76,194)	(414,929)	(52,497)

Cash flows from investing activities:
Acquisition of fixed assets		(295)	(37,464)	(4,740)	(19,167)	(88,712)	(11,224)
Acquisition of intangible assets		—	—	—	—	(6,643)	(840)
Proceeds from disposal of fixed assets		—	—	—	—	238	30

Net cash used in investing activities		(295)	(37,464)	(4,740)	(19,167)	(95,117)	(12,034)

Cash flows from financing activities:
Capital contributed by minority interest shareholder		—	—	—	—	9,850	1,246
Proceeds from issuance of common stock		30,000	29,296	3,706	—	—	—
Proceeds from short-term borrowings		—	20,000	2,530	—	219,746	27,802
Repayment of short-term borrowings						(55,000)	(6,958)
Proceeds from long-term borrowings		—	—	—	—	31,000	3,922
Proceeds from issuance of preference shares		—	—	—	—	423,815	53,620
Payment of share issuance cost of preferred shares		—	—	—	—	(3,787)	(479)
Payment of deferred initial public offering costs		—	—	—	—	(3,407)	(431)
Utilization of notes payables	9	—	20,000	2,530	—
Payment of notes payables	9	—	—	—	—	(20,000)	(2,530)
Advances to related parties	18	(18,000)
Repayment of advances to related parties	18		18,000	2,277	18,000	—	—
Advances from related parties	18	—	146,400	18,522	104,600	114,900	14,538
Repayment of advances from related parties	18	—	(116,121)	(14,691)	(21,000)	(145,179)	(18,368)

Net cash provided by financing activities		12,000	117,575	14,874	101,600	571,938	72,362

Net increase in cash and cash equivalents		3,525	3,529	446	6,239	61,892	7,831
Cash and cash equivalents at the beginning of period/year		—	3,525	446	3,525	7,054	892

Cash and cash equivalents at the end of period/ year		3,525	7,054	892	9,764	68,946	8,723

Supplemental disclosure of cash flow information:
Interest paid		—	123	15	—	3,658	463
Supplemental schedule of non-cash activities
Acquisition of fixed assets included in accrued expenses and other liabilities		33	18,171	2,299	—	14,123	1,787
Expense paid by a shareholder on behalf of the Group	18	—	70	9	47	—	—
Stock compensation expense	13, 15	—	501	63	501	22,425	2,837

The accompanying notes are an integral part of the consolidated financial statements.

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares)

		Number of		Additional		Retained		Total
		Ordinary	Ordinary	Paid-in	Statutory	Earnings		Shareholders’
	Note	Shares	Shares	Capital	Reserves	(Deficits)	Put Options	Equity

			(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Balance as of August 27, 2004 (date of inception)		50,175,000	42	29,958	—	—	—	30,000
Net loss for the period		—	—	—	—	(607)	—	(607)

Balance as of December 31, 2004		50,175,000	42	29,958	—	(607)	—	29,393
Stock compensation expenses	13, 15	—	—	501	—	—	—	501
Expenses paid on behalf of the Group by a shareholder	18	—	—	47	—	—	—	47
Net income for the period		—	—	—	—	4,227	—	4,227

Balance as of September 30, 2005 (unaudited)		50,175,000	42	30,506	—	3,620	—	34,168
Proceeds from issuance of common stock		50,175,000	42	29,254	—	—	—	29,296
Expenses paid on behalf of the Group by a shareholder	18	—	—	23	—	—	—	23
Net income for the year		—	—	—	—	10,183	—	10,183
Appropriation of statutory reserves	14	—	—	—	1,496	(1,496)	—	—

Balance as of December 31, 2005		100,350,000	84	59,783	1,496	12,307	—	73,670
Balance as of December 31, 2005, in US$			11	7,563	189	1,557	—	9,320
Stock compensation expenses	13, 15	—	—	22,425	—	—	—	22,425
Acquisition of put option	13	—	—		—		668	668
Exercise of put option	13	—	—		—		(668)	(668)
Net income for the period		—	—	—	—	72,871	—	72,871
Cumulative dividends - preference shares						(3,676)		(3,676)
Appropriation of statutory reserves	14	—	—	—	749	(749)	—	—

Balance as of September 30, 2006		100,350,000	84	82,208	2,245	80,753	—	165,290

Balance as of September 30, 2006, in US$			11	10,401	284	10,216	—	20,912

The accompanying notes are an integral part of the consolidated financial statements.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the year ended December 31, 2005 and for
the nine-month period ended September 30, 2005 (unaudited) and 2006

1.	ORGANIZATION AND BASIS OF PRESENTATION
       Jiangsu Linyang Solarfun Co., Ltd. (“Linyang Solarfun”), a company established in the People’s Republic of China (the “PRC”) on August 27, 2004, is engaged in the development, manufacturing and sales of photovoltaic (“PV”) products to customers in the PRC and overseas markets. On June 2, 2006, the shareholders of Linyang Solarfun transferred their entire equity interest in Linyang Solarfun in exchange for all the shares in Linyang Solar Power Investment Holding Ltd. (“Linyang Solar Power”), a British Virgin Islands company, on a pro-rata basis. As a result of the exchange, the shareholders’ respective interest in Linyang Solar Power was identical to their respective interest in Linyang Solarfun immediately prior to the share exchange. The share exchange was accounted for at historical cost.
       On June 12, 2006, the shareholders of Linyang Solar Power transferred their entire equity interest in Linyang Solar Power in exchange, on a pro-rata basis, for all the shares in Solarfun Power Holdings Co., Ltd. (the “Company”), a Cayman Islands company. As a result of the exchange, the shareholders’ respective interest in the Company was identical to their respective interest in Linyang Solar Power immediately prior to the share exchange. The Company accounted for the issuance of shares in connection with this transaction as a reorganization of entities under common control in a manner similar to a pooling-of-interests. Accordingly these financial statements reflect the financial position and operating results of the Company and its subsidiaries (together, the “Group”) as if the above transactions were completed on August 27, 2004 (date of inception). All share and per share data presented have been presented to give retroactive effect to these exchanges.
       As of September 30, 2006, the Company’s subsidiaries include the following entities:

	Date of	Place of	Percentage of
	Incorporation/	Incorporation/	Shareholding/
Subsidiary	Establishment	Establishment	Ownership	Principal Activities

Linyang Solar Power Investment Holding Ltd. (“Linyang Solar Power”)	May 17, 2006	British Virgin Islands	100%	Investment holding
Jiangsu Linyang Solarfun Co., Ltd. (“Linyang Solarfun”)	Aug 27, 2004	PRC	100%	Development, manufacturing and sales of PV products
Shanghai Linyang Solar Technology Co., Ltd. (“Shanghai Linyang”)	March 29, 2006	PRC	83%	Research and development, design, and provision services in solar energy related products
Sichuan Leshan Jiayang New Energy Co., Ltd. (“Sichuan Leshan Jiayang”)	April 22, 2006	PRC	55%	Research and development, manufacturing and sales of solar energy related products
       In March 2006, the Group injected Renminbi (“RMB”) 4.15 million (United State dollar (“US$”) 0.53 million) in return for an 83% controlling interest in Shanghai Linyang, a newly established entity in the PRC. The other 17% minority interest is held by a group of individuals

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the year ended December 31, 2005 and for
the nine-month period ended September 30, 2005 (unaudited) and 2006 comprising of two directors of the Company and the spouse of one of the directors. Shanghai Linyang commenced operation in April 2006.
       In April 2006, the Group injected RMB11 million (US$1.39 million) in return for a 55% controlling interest in Sichuan Leshan Jiayang, a newly formed entity in the PRC. At the same time, an independent third party injected RMB6 million (US$0.76 million) in return for a 30% interest. The remaining 15% was subscribed for by an individual, who at the time was senior manager of Jiangsu Linyang Electronics Co., Ltd., a PRC company whose controlling equity holder is also the chairman and significant shareholder of the Company. The 15% interest was held on behalf of the chairman of the Company. Sichuan Leshan Jiayang commenced operation in June 2006.
       The unaudited interim consolidated financial statements of the Company were prepared on a basis substantially consistent with the Company’s audited consolidated financial statements for the nine-month period ended September 30, 2006. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal and recurring adjustments, necessary to present fairly the Group’s consolidated financial position at September 30, 2005, its consolidated results of operations and cash flows for the nine-month period ended September 30, 2005, and its consolidated statement of shareholders’ equity for the nine-months period ended September 30, 2005. Interim period results are not necessarily indicative of results of operations or cash flows for a full-year period.
       The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation
       The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.
Unaudited Pro Forma Shareholders’ Equity
       If an initial public offering (“IPO”) is completed, all of the Series A Redeemable Convertible Preference Shares (see Note 13) outstanding will automatically convert into 79,644,754 shares of ordinary shares, based on the shares of Series A Redeemable Convertible Preference Shares outstanding at September 30, 2006. Unaudited pro forma shareholders’ equity, as adjusted for the assumed conversion of the Series A Redeemable Convertible Preference Shares, is set forth on the consolidated balance sheet.
Foreign Currency
       The functional currency of the Company and each of its subsidiaries is RMB as determined based on the criteria of Statement of Financial Accounting Standard (“SFAS”) No. 52 “Foreign Currency Translation.” The reporting currency of the Company is also RMB. Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the year ended December 31, 2005 and for
the nine-month period ended September 30, 2005 (unaudited) and 2006 liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are included in foreign exchange gains and losses in the consolidated statements of operations.
Convenience Translation
       Amounts in United States dollars are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB7.904 on September 29, 2006 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.
Use of Estimates
       The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. Significant estimates reflected in the Company’s financial statements include, but are not limited to, provision for warranty, provision for advances to suppliers, useful lives of fixed assets, valuation allowance of deferred tax assets and stock compensation expense.
Accounts Receivable
       An allowance for doubtful accounts is recorded in the period in which collection is determined to be not probable based on an assessment of specific evidence indicating troubled collection, historical experience, account balance aging and prevailing economic conditions. An accounts receivable is charged off after all collection efforts have ceased. No allowance has been provided for any of the periods as management estimates that all amounts will be collected.
Cash and Cash Equivalents
       Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use.
Restricted cash
       Restricted cash represents amounts held by a bank, which are not available for the Group’s use, as security for PRC Custom deposits and outstanding bank borrowings. The restriction on cash is expected to be released within the next twelve months.
Inventories
       Inventories are stated at the lower of cost or market value. Cost is determined by the weighted average method. Raw material cost is based on purchase costs while work-in-progress and finished goods, comprise direct materials, direct labor and an allocation of manufacturing overhead costs.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the year ended December 31, 2005 and for
the nine-month period ended September 30, 2005 (unaudited) and 2006
Fixed Assets
       Fixed assets are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Buildings	20 years
Plant and machinery	10 years
Furniture, fixtures and office equipment	5 years
Computer software	5 years
Motor vehicles	5 years
       Repair and maintenance costs are charged to expense when incurred, whereas the cost of renewals and betterment that extend the useful life of fixed assets are capitalized as additions to the related assets. Retirement, sale and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of operations.
       Cost incurred in constructing new facilities, including progress payment, interest and other costs relating to the construction are capitalized and transferred to fixed assets on completion. Total interest costs incurred during the period ended December 31, 2004, the year ended December 31, 2005, the nine-month period ended September 30, 2005 and the nine-month period ended September 30, 2006 amounted to approximately RMB Nil, RMB123,000 (US$15,562), RMB Nil and RMB3,855,000 (US$487,728) respectively. No interest has been capitalized at December 31, 2004 and 2005 as it was insignificant. Interest capitalized at September 30, 2006 amounted to RMB309,750 (US$39,189).
Intangible Asset
Land use rights
       Land use rights represent amounts paid for the right to use land in the PRC and are recorded at purchase cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the agreement.
Financial Instruments — Embedded Foreign Currency Derivative
       Certain of the Group’s sales contracts are denominated in a currency which is not the functional currency of either of the parties to the contract nor the currency in which the products being sold are routinely denominated in international commerce. Accordingly, the contracts contain embedded foreign currency forward contracts subject to bifurcation in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities.” The embedded foreign currency derivatives are separately accounted for and measured at fair value with changes in such value recorded to the statements of operations and reflected in the statements of cash flows as an operating activity. Embedded foreign currency derivatives are presented as current assets or liabilities with the changes in their fair value recorded as a separate line item in the statements of operations. The Group does not enter into derivative contracts for speculative purposes and hedge accounting has not been applied.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the year ended December 31, 2005 and for
the nine-month period ended September 30, 2005 (unaudited) and 2006
Revenue Recognition
       The Group’s primary business activity is to produce and sell PV modules. The Group periodically, upon special request from customers, sells an insignificant amount of PV cells. The Group records revenue related to the sale of PV modules or PV cells when the criteria of Staff Accounting Bulletin No. 104 “Revenue Recognition” are met. These criteria include all of the following: persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured.
       More specifically, the Group’s sales arrangements are evidenced by either framework sales agreements and/or by individual sales agreements for each transaction. The shipping terms of the Group’s sales arrangements are generally “free-on-board” shipping point whereby the customer takes title and assumes the risks and rewards of ownership of the products upon delivery to the shipper. Other than warranty obligations, the Group does not have any commitments or obligations to deliver additional products or services to the customers. The product sales price agreed to at the sales order/ sales agreement date is final and not subject to adjustment. The Group does not accept sales returns and does not provide customers with price protection. Generally, the Group’s customers pay all or a substantial portion of the product sales price prior to shipment. The Group assesses customer’s creditworthiness before accepting sales orders; historically the Group has not experienced any credit losses related to sales. Based on the above, the Group records revenue related to product sales upon delivery of the product to the shipper.
       In the event the Group pays the shipping costs for the convenience of the customer, the shipping costs are included in the amount billed to the customer. In these cases, sales revenue includes the amount of shipping costs passed on to the customer. The Group records the shipping costs incurred as cost of revenue.
       The Group periodically enters into arrangements to process raw material into PV cells, the Group views these arrangements as service arrangements. For these service arrangements, the Group “purchases” raw material from a customer and contemporaneously agrees to “sell” a specified quantity of PV cells back to the same customer. The quantity of PV cells sold back to the customers under these processing arrangements is consistent with the amount of raw materials purchased from the customer based on current production conversion rates. In accordance with Emerging Issues Task Force (“EITF”) Issue No. 04-13, the Group records the amount of revenue on these processing transactions based on the amount received for PV cells sold less the amount paid for the raw materials purchased from the customer. The revenue recognized is recorded as PV cells processing revenue and the production costs incurred related to providing the processing services are recorded as PV cells processing costs within cost of revenue. These sales are subject to all of the above-noted accounting policy disclosures relating to revenue recognition.
       Revenue is recognized net of all value-added taxes imposed by governmental authorities and collected from customers concurrent with revenue-producing transactions.
Cost of Revenue
       Cost of revenue includes direct and indirect production costs, as well as shipping and handling costs for products sold.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the year ended December 31, 2005 and for
the nine-month period ended September 30, 2005 (unaudited) and 2006
Research and Development Costs
       Research and development costs are expensed as incurred.
Advertising Expenditure
       Advertising costs are expensed when incurred and are included in “selling expenses”. Advertising expenses were RMB Nil for the period from August 27, 2004 (date of inception) to December 31, 2004; RMB166,000 (US$21,002) for the year ended December 31, 2005; and RMB64,000 (US$8,097) for the nine-month period ended September 30, 2005; and RMB89,000 (US$11,260) for the nine-month period ended September 30, 2006.
Warranty Cost
       The Group only provides standard warranty coverage on its PV modules sold to customers. The standard warranty provides for a 2-year unlimited warranty against technical defects, a 10-year warranty against a decline from initial power generation capacity of more than 10% and a 20 to 25-year warranty against a decline from initial power generation capacity of more than 20%. The Group considers various factors when determining the likelihood of product defects including an evaluation of its quality controls, technical analysis, industry information on comparable companies and its own experience. Based on the above considerations and management’s ability and intention to provide refunds for defective products, the Group has accrued for warranty costs for the 2-year unlimited warranty against technical defects based on 1% of revenue for PV modules. No warranty cost accrual has been recorded for the 10-year and 20 to 25-year warranties because the Group has determined the likelihood of claims arising from these warranties to be remote based on internal and external testing of the PV modules and strong quality control procedures in place in the production process. The basis for the warranty accrual will be reviewed periodically based on actual experience. The Group does not sell extended warranty coverage that is separately priced or optional.
Government Grant
       Government grants are recognized as other income upon receipt and when all the conditions attached to the grants have been met. Conditions attached to the grants include increase in the amount of capital investment and net assets, number of employees, sales and tax payments.
Income Taxes
       The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the year ended December 31, 2005 and for
the nine-month period ended September 30, 2005 (unaudited) and 2006
Value-Added Tax (“VAT”)
       In accordance with the relevant tax laws in the PRC, VAT is levied on the invoiced value of sales and is payable by the purchaser. The Group is required to remit the VAT it collects to the tax authority, but may deduct the VAT it has paid on eligible purchases. To the extent the Group paid more than collected, the difference represents net VAT recoverable balance at the balance sheet date.
Leases
       Leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. The Group has no capital lease for any of the periods stated herein.
Net (Loss) Income Per Share
       Net (loss) income per share is calculated in accordance with SFAS No. 128, “Earnings Per Share.” Basic (loss) income per ordinary share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary shares issuable upon the conversion of the convertible, redeemable preference shares are included in the computation of diluted income per ordinary share on an “if-converted” basis, when the impact is dilutive. Contingent exercise price resets are accounted for in a manner similar to contingently issuable shares. Unpaid ordinary shares that do not share in dividends until fully paid are considered the equivalent of warrants and have been included in the computation of diluted income (loss) per ordinary share using of the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted earnings (loss) per share if their effects would be anti-dilutive. For rights offerings made to all shareholders, a bonus element exists when the subscription price is less than the fair value of the shares. This bonus element is treated as a stock dividend for reporting earnings (loss) per ordinary share for all periods presented. Pro forma basic and diluted earnings per share are computed assuming the conversion of all convertible redeemable preferred shares outstanding.
Stock Compensation
       Stock awards granted to employees and non-employee are accounted for under SFAS No. 123(R) “Share-Based Compensation” and EITF Issue No. 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” The Group records compensation expenses equal to the difference between the consideration paid and the fair value of the ordinary shares. Fair value is

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the year ended December 31, 2005 and for
the nine-month period ended September 30, 2005 (unaudited) and 2006 determined by management with the assistance of an independent third party valuation performed by Censere Holdings Limited.
Impairment of Long-Lived Assets
       The Group evaluates its long-lived assets or asset group for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived asset may not be recoverable. When these events occur, the Group evaluates the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value.
Fair Value of Financial Instruments
       The carrying amounts of accounts receivable, accounts and notes payable, other liabilities, customer deposits, short-term bank borrowings and amounts due to/from related companies and shareholders approximate their fair value due to the short-term maturity of these instruments.
       The long-term bank borrowings approximate their fair value since interest rate approximates market interest rates.
Recent Accounting Pronouncements
       In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FAS109, Accounting for Income Taxes (FIN 48), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Group will adopt FIN 48 as of January 1, 2007, as required. The cumulative effect of adopting FIN 48 will be recorded in retained earnings (or other appropriate components of equity or net assets in the statement of financial position as applicable) in the year of adoption. The Group does not expect that the adoption of FIN 48 will have a significant effect on its results of operations or financial condition.
       In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements.” SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The provisions are to be applied prospectively as of the beginning of the fiscal year in which SFAS No. 157 is initially applied, except as it pertains to a change in accounting principles related to (i) large positions previously accounted for using a block discount and (ii) financial instruments (including derivatives and hybrids) that were initially measured at fair value using the transaction price in accordance with guidance in footnote 3 of EITF 02-3 or similar guidance in SFAS No. 155 “Accounting for Certain Hybrid Financial

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the year ended December 31, 2005 and for
the nine-month period ended September 30, 2005 (unaudited) and 2006
Instruments, an amendment of FASB Statements No. 133 and 140.” For these transactions, differences between the amounts recognized in the statement of financial position prior to the adoption of SFAS No. 157 and the amounts recognized after adoption should be accounted for as a cumulative-effect adjustment to the opening balance of retained earnings in the year of adoption. The Company is currently assessing the impact, if any, that SFAS No. 157 will have on its financial statements.
Concentration of Risks
Concentration of credit risk
       Assets that potentially subject the Group to significant concentration of credit risk are primarily cash and cash equivalents and advances made to suppliers. As of September 30, 2006, substantially all of the Group’s cash and cash equivalents were deposited with four financial institutions. Advances made to suppliers are typically unsecured and arise from deposits paid in advance for purchases of raw materials from companies based in the PRC. As a percentage of total advances, the top five suppliers accounted for 97.1% as of December 31, 2004; 93.6% as of December 31, 2005; and 89.7% as of September 30, 2006.

	December 31,			September 30,

	2004	2005	2005	2006	2006

	(RMB’000)	(RMB’000)	(US$’00)	(RMB’000)	(US$’000)
Jiangxi LDK Solar Hi-Tech Co., Ltd	—	30,000	3,796	143,673	18,177
ReneSola Co., Ltd.	—	—	—	132,212	16,727
Jiangsu Shunda Semiconductor Development Co., Ltd	—	1,987	251	31,608	3,999
Changzhou Modern Communication Optical Fiber Cable Co., Ltd	—	—	—	28,300	3,581
Semi Material Co., Ltd	—	19,148	2,423	—	—
GRINM Semiconductor Materials Co., Ltd.	—	3,813	482	—	—
Zhuolu Taihe Technology Development Co., Ltd.	—	2,425	307	—	—
Hebei Jinglong Industry and Commerce Group Co., Ltd.	3,050	—	—	12,392	1,568
Shanghai Yi Hua Metal Material Co., Ltd.	739	—	—	—	—
Shanghai Jiaotong University Photovoltaic Technology Co., Ltd	189	—	—	—	—
Qinhuangdao Orient Science & Tech. Co., Ltd.	475	—	—	—	—
Shenzhen Topray Solar Co., Ltd.	256	—	—	—	—

	4,709	57,373	7,259	348,185	44,052

Total advances	4,850	61,312	7,757	388,123	49,105

Percentage of advances to top five suppliers to total advances	97.1%	93.6%	93.6%	89.7%	89.7%

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the year ended December 31, 2005 and for
the nine-month period ended September 30, 2005 (unaudited) and 2006
       Due to the Group’s concentration of advances made to a limited number of suppliers, any negative events or deterioration in financial strength with respect to the Group’s suppliers may cause material loss to the Group and have a material adverse effect on the Group’s financial condition and results of operations. The risk with respect to advances made to suppliers is mitigated by credit evaluations that the Group performs on suppliers and ongoing monitoring processes on outstanding balances.
Concentration of customers
       The Group currently sells a substantial portion of its PV products to a limited number of customers. As a percentage of revenues, the top five customers accounted for 78.8% for the year ended December 31, 2005; 81.0% for the nine-month period ended September 30, 2005; and 82.9% for the nine-month period ended September 30, 2006. The loss of sales from any of these customers would have a significant negative impact on the Group’s business. Sales to customers are mostly made through non-exclusive, short-term arrangements. Due to the Group’s dependence on a limited number of customers, any negative events with respect to the Group’s customers may cause material fluctuations or declines in the Group’s revenue and have a material adverse effect on the Group’s financial condition and results of operations.
Concentration of suppliers
       A significant portion of the Group’s raw materials are sourced from five largest suppliers who collectively accounted for 95.9% for the period from August 27, 2004 (date of inception) to December 31, 2004; 71.3% for the year ended December 31, 2005; 72.43% for the nine-month period ended September 30, 2005; and 54.63% for the nine-month period ended September 30, 2006, of our total raw material purchases. Failure to develop or maintain the relationships with these suppliers may cause the Group to be unable to manufacture its products. Any disruption in the supply of raw materials to the Group may adversely affect the Group’s business, financial condition and results of operations.
Current vulnerability due to certain other concentrations
       The Group participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows; changes in the overall demand for services and products; competitive pressures due to excess capacity or price reductions; advances and new trends in new technologies and industry standards; changes in certain strategic relationships or customer relationships; regulatory or other factors; risks associated with the ability to obtain necessary raw materials; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth.
       The Group’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the year ended December 31, 2005 and for
the nine-month period ended September 30, 2005 (unaudited) and 2006
       The Group transacts part of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (“PBOC”). However, the unification of the exchange rates does not imply the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.
       Additionally, the value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.
Reclassification
       Certain amounts in the consolidated financial statements have been reclassified to conform to the current period’s presentation.

3.	INVENTORIES
       Inventories consist of the following:

	December 31,			September 30,

	2004	2005	2005	2006	2006

	(RMB’000)	(RMB’000)	(US$’000)	(RMB’000)	(US$’000)
Raw materials	4,511	64,975	8,220	187,596	23,734
Work-in-progress	—	5,736	726	24,813	3,139
Finished goods	—	6,108	773	9,199	1,164

	4,511	76,819	9,719	221,608	28,037

       As of December 31, 2004, 2005 and September 30, 2006, raw materials of RMB Nil, RMB4,296,000 (US$543,522) and RMB6,067,000 (US$767,586), respectively, of the Group were held in custody by other parties for processing. No provision for inventory was made at December 31, 2004, 2005 and September 30, 2006.

4.	ADVANCE TO SUPPLIERS
       The advance to suppliers represent interest-free cash deposits paid to suppliers for future purchase of raw materials. These deposits are required in order to secure supply of silicon due to limited availability. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits and monitored on a regular basis by management. A charge to cost of revenue will be recorded in the period in which a loss has been incurred. To date, the Group has not experienced any loss of supplier advances. However, the Group has been experiencing delays and failure of some of its suppliers to deliver contractually agreed quantities of raw materials on time. As a result, the Group has subsequently cancelled or

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the year ended December 31, 2005 and for
the nine-month period ended September 30, 2005 (unaudited) and 2006 renegotiated certain of its committed raw materials supply contracts that existed at September 30, 2006 (see Note 25(iii) for further details).

5.	OTHER CURRENT ASSETS
       Other current assets consist of the following:

	December 31,			September 30,

	2004	2005	2005	2006	2006

	(RMB’000)	(RMB’000)	(US$’000)	(RMB’000)	(US$’000)
Advance to a minority interest shareholder of a subsidiary	—	—	—	9,000	1,139
VAT recoverable	756	14,033	1,776	16,207	2,051
Other receivables	6	6,576	832	5,172	654
Prepaid expenses	—	96	12	485	61

	762	20,705	2,620	30,864	3,905

       Advance to a minority interest shareholder of a subsidiary as of September 30, 2006 represents advances on a supply contract. The contract was not fulfilled by the minority interest shareholder and this amount has been subsequently collected in November 2006. As of September 30, 2006, advance to minority interest shareholder was unsecured, non-interest bearing and without fixed repayment term.
       VAT recoverable represents the excess of VAT expended on purchases over the VAT collected from sales. This amount can be applied against future VAT collected from customers or may be reimbursed by the tax authorities under certain circumstances.
       Other receivables as of December 31, 2005 included a deposit held by a government agency to be used for capital subscription upon the establishment of the Group’s new subsidiary, Shanghai Linyang, in March 2006 (see Note 1). The balance as of September 30, 2006 included a deposit held by Custom office of Qidong city for raw materials imported for processing.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the year ended December 31, 2005 and for
the nine-month period ended September 30, 2005 (unaudited) and 2006

6.	FIXED ASSETS — NET
       Fixed assets consist of the following:

	December 31,			September 30,

	2004	2005	2005	2006	2006

	(RMB’000)	(RMB’000)	(US$’000)	(RMB’000)	(US$’000)
Buildings	—	15,988	2,023	17,691	2,238
Plant and machinery	165	36,750	4,649	78,038	9,873
Furniture, fixtures and office equipment	32	1,517	192	1,933	245
Computer software	—	—	—	196	25
Motor vehicles	—	262	33	2,223	281
Construction in progress	98	1,413	179	40,205	5,087

	295	55,930	7,076	140,286	17,749
Less: Accumulated depreciation	(3)	(784)	(99)	(4,722)	(598)

	292	55,146	6,977	135,564	17,151

       Depreciation expense was RMB3,000 for the period from August 27, 2004 (date of inception) to December 31, 2004; RMB781,000 (US$98,811) for the year ended December 31, 2005; RMB104,000 for the nine-month period ended September 30, 2005, and RMB3,974,000 (US$502,783) for the nine-month period ended September 30, 2006.

7.	INTANGIBLE ASSET — NET
       Amortized intangible asset, net consist of the following:

	December 31,			September 30,

	2004	2005	2005	2006	2006

	(RMB’000)	(RMB’000)	(US$’000)	(RMB’000)	(US$’000)
Land use rights
Cost	—	—	—	6,643	840
Less: Accumulated amortization	—	—	—	(35)	(4)

	—	—	—	6,608	836

       Land use rights represent amounts paid for the right to use two parcels of land in the PRC where the Group’s premises are located for a period of 48 years from Huaerli (Nantong) Electronics Co., Ltd., a company whose controlling owner is also a significant shareholder of the Company (see Note 18), and 50 years from Bureau of Economic Development for Qidong city which were obtained on April 18, 2006 and September 25, 2006, respectively.
       As of September 30, 2006, land use right with net book value of RMB4,720,000 (US$597,166) was pledged to obtain short-term bank borrowings of RMB60,000,000 (US$7,591,093) (see Note 8).

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the year ended December 31, 2005 and for
the nine-month period ended September 30, 2005 (unaudited) and 2006
       For each of the next five years, annual amortization expenses of the land use rights will be approximately RMB137,000 (US$17,333).

8.	BANK BORROWINGS

	December 31,			September 30,

	2004	2005	2005	2006	2006

	(RMB’000)	(RMB’000)	(US$’000)	(RMB’000)	(US$’000)
Total bank borrowings	—	20,000	2,530	215,746	27,296

Comprised of:
Short-term	—	20,000	2,530	184,746	23,374
Long-term, current portion	—	—	—	8,000	1,012

	—	20,000	2,530	192,746	24,386
Long-term, non-current portion	—	—	—	23,000	2,910

	—	20,000	2,530	215,746	27,296

       The short-term bank borrowings outstanding at December 31, 2005 and September 30, 2006 bore an average interest rate of 5.859% and 5.67% per annum, respectively, and were denominated in RMB. These borrowings were obtained from financial institutions and represented the maximum amount of the facility. These borrowings had terms of six months to one year and expire at various times throughout the year. As of September 30, 2006, short-term bank borrowings of RMB60,000,000 (US$7,591,093) were secured by land use right of RMB4,720,000 (US$597,166) (see Note 7) and guaranteed by Linyang Electronics Co., Ltd., Qidong Huahong Electronics Co., Ltd., (companies whose controlling owner is also a significant shareholder and chairman of the Company), a significant shareholder and chairman of the Company and his spouse. Short-term bank borrowings of RMB4,746,000 (US$600,455) are secured by restricted cash amounting to RMB949,000(US$120,066). Short-term bank borrowings of RMB20,000,000 (US$2,530,364) was jointly guaranteed by Linyang Electronics and Huaerli (Nantong) Electronics Co., Ltd., a company whose controlling owner is also a significant shareholder of the Company. The remaining short-term bank borrowings were guaranteed by Linyang Electronics Co., Ltd. The Group paid no service charges for the provision of the above guarantees. As of September 30, 2006, unused bank loan facilities totaled RMB70,000,000 (US$8,856,275).
       The long-term bank borrowings outstanding at September 30, 2006 bore an average interest rate of 5.76% per annum and were denominated in RMB. These borrowings were obtained from a financial institution and represented the maximum amount of the facility. These borrowings were guaranteed by Linyang Electronics Co., Ltd. The Group paid no service charges for the

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the year ended December 31, 2005 and for
the nine-month period ended September 30, 2005 (unaudited) and 2006 provision of the guarantee. As of September 30, 2006, the maturity of these long-term bank borrowings was as follows:

	December 31,			September 30,

	2004	2005	2005	2006	2006

	(RMB’000)	(RMB’000)	(US$’000)	(RMB’000)	(US$’000)
Within one year	—	—	—	8,000	1,012
Between one to two years	—	—	—	16,000	2,024
Between two to three years	—	—	—	7,000	886

	—	—	—	31,000	3,922

9.	NOTES PAYABLE
       The notes payable are non-interest bearing, and are secured by RMB10,000,000 (US$1,265,182) of the Company’s restricted cash and the pledge of bank deposit amounting to RMB10,000,000 (US$1,265,182) of Huaerli (Nantong) Electronics Co., Ltd., a company whose controlling owner is also a significant shareholder of the Company. The Group paid a commission of RMB50,000 (US$6,326) to the banks to obtain the notes payable facilities. The notes payable were repaid during the nine-month period ended September 30, 2006.

10.	ACCRUED EXPENSES AND OTHER LIABILITIES
       The components of accrued expenses and other liabilities are as follows:

	December 31,			September 30,

	2004	2005	2005	2006	2006

	(RMB’000)	(RMB’000)	(US$’000)	(RMB’000)	(US$’000)
Accrued fixed asset purchases	—	18,171	2,299	14,123	1,787
Accrued professional service fees	200	800	101	22,099	2,796
Accrued warranty cost (see Note 11)	—	1,520	192	5,115	647
Other accrued expenses	6	1,603	203	4,818	609
Other liabilities	95	826	105	3,034	384
Embedded foreign currency derivatives	—	—	—	1,082	137

	301	22,920	2,900	50,271	6,360

       As of September 30, 2006, the fair value of embedded foreign currency derivatives related to sales contracts (see Note 2) amounting to RMB1,082,000 (US$136,893) are recorded as current liabilities. For the nine-month period ended September 30, 2006, a loss of RMB1,082,000

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the year ended December 31, 2005 and for
the nine-month period ended September 30, 2005 (unaudited) and 2006
(US$136,893) relating to the embedded foreign currency derivatives has been recorded to the statements of operations. For all other periods presented, there have not been any significant embedded foreign currency derivatives due to fewer committed sales contracts and the short duration to settlement of such contracts.

11.	ACCRUED WARRANTY COSTS
       The Group’s warranty activity is summarized below:

	December 31,			September 30,

	2004	2005	2005	2006	2006

	(RMB’000)	(RMB’000)	(US$’000)	(RMB’000)	(US$’000)
Beginning balance	—	—	—	1,520	192
Warranty provision	—	1,600	202	3,595	455
Warranty claims paid	—	(80)	(10)	—	—

Ending balance	—	1,520	192	5,115	647

12.	CUSTOMER DEPOSITS
       Customer deposits represent cash payments received from customers in advance of the delivery of PV modules. These deposits are recognized as revenue when the conditions for revenue recognition have been met. The customer deposits are non-refundable unless the Group fails to fulfill the terms of the sales contract.

13.	SERIES A REDEEMABLE CONVERTIBLE PREFERENCE SHARES
       During 2006, the Company and a group of third party investors (the “Investors”) entered into a purchase agreement whereby the Company issued in aggregate 79,644,754 voting Series A Redeemable Convertible Preference Shares (the “Preference Shares”) for gross proceeds of US$53,000,000 (RMB423,814,945). Other significant terms of the Preference Shares are outlined below.
Voting
       The Investors have voting rights pari-passu with ordinary shares on an as-converted basis.
Dividends
       The Investors are entitled to an annual 3.5% cumulative dividend payable semi-annually calculated based on the investment amount paid. Declaration of dividends is subject to approval by the Company’s board of directors and shareholders.
Pre-emptive Rights
       The Investors have pre-emptive rights, to subscribe on a pro rata basis (based on their percentage of the outstanding ordinary shares, calculated on a fully-diluted as-converted basis) for any new issue or creation of equity or equity-linked securities or equivalent arrangements by

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the year ended December 31, 2005 and for
the nine-month period ended September 30, 2005 (unaudited) and 2006 the Company (other than in a qualifying IPO), at the same price and on the same terms and conditions as the Company offers such securities to other potential investors.
Purchase Price Adjustment
       The number of Preference shares held by the Investors is subject to adjustment according to a formula based on the Company’s fiscal 2006 audited net profit. The adjustment can increase or decrease (subject to a cap and a floor) the number of Preference Shares held by the Investors or, if an IPO has occurred, and the Preference Shares have been converted into ordinary shares, then the same adjustment will apply to the ordinary shares held by the Investors. In essence, the Purchase Price Adjustment adjusts the conversion price (the number of ordinary shares received upon conversion) of the Preference Shares. The issuance of additional Preference Shares due to the Purchase Price Adjustment has no impact on the consideration paid or received by the Company nor does it affect the amount receivable by the Investors upon redemption or payment of dividends. The maximum number of Preference or ordinary shares that the Investors will receive or forfeit due to the Purchase Price Adjustment is approximately 15.93 million and 10.89 million, respectively. In the event the IPO occurs prior to the adjustment being determined, the ordinary shareholders (excluding the Investors) will provide for or benefit from the adjustment.
Liquidation
       In the event of any liquidation, dissolution, or winding up of the Company, the Investors are entitled to receive, in preference to any distribution to all other holders of equity in the Company, an amount that equals the higher of (i) 115% of their investment amount plus all arrears or accruals of annual dividends on the Preference Shares and dividends declared but unpaid by the Company that the Investors are entitled to on a fully diluted and as converted basis; and (ii) the amount that the Investors are entitled to receive on a fully diluted and as converted basis from the assets of the Company available for distribution.
Conversion
       Each Preference Share is convertible into one ordinary share. This conversion rate is subject to adjustment should the Company subsequently issue options, convertible instruments or other additional ordinary shares at a price per share that is less then the price per share paid by the Investors for the Preference Shares such that upon conversion of the Preference Shares, the effective price paid per ordinary shares by the Investors would be no more than the price paid by other shareholders (“Anti-dilution Clause”). The Preference Shares are convertible at any time upon written notice by Investors representing 50% or more of the outstanding Preference Shares. Upon the closing of a qualified IPO, the Preference Shares will automatically convert into ordinary shares.
Collateral Provided by Significant Shareholder
       The Chairman and significant shareholder of the Company entered into a call option agreement with the Investors whereby, the Investors have been granted the right to purchase shares in a company that is 75% controlled by the Chairman and significant shareholder, but only

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the year ended December 31, 2005 and for
the nine-month period ended September 30, 2005 (unaudited) and 2006 in the event the Company fails to pay the Investors part or the entire amount of the Preference Shares upon redemption.
Redemption
       If any one of the following events occur and Investors representing 50% or more of the Preference Shares decide to redeem the Preference Shares, then the Preference Shares will be redeemable for cash equal to the investment amount, dividends paid or payable and the higher of (a) an amount sufficient to provide for a specified internal rate of return (“IRR”) (which will range from 3.5% to 15%); or (b) dividends declared but unpaid by the Company on the ordinary shares:

(i) if a qualifying IPO does not take place within 3 years of the issuance of the Preference Shares;

(ii) if changes in PRC law would prevent the Company from doing an IPO or adversely impact the Company’s ability to carry out an IPO;

(iii) if the Company, existing shareholder, controlling individual, or any officer or key individual creates a breach that has a material adverse effect on the Company;

(iv) if any key individual ceases to devote substantially all of his/her business time to managing the business and affairs of the Company or is no longer an employee of the Company.
Registration Rights
       On and after the earlier of (a) June 27, 2008 or (b) six months after the date the registration statement covering the ordinary shares underlying the American Depositary Shares to be sold in the IPO becomes effective, upon request of any of the Investors, the Company shall use its best efforts to effect registration with respect to the registrable securities held by them. The registration rights agreement does not provide for liquidated damages in the event that the Company fails to have the registration statement declared effective or if the effectiveness is not maintained. The registration rights terminate at the later of seven years after closing or five years after closing of a qualifying IPO.
Measurement and Recording of the Preference Shares
       The Preference Shares purchase agreement outlined two separate share closings. On June 27, 2006, 67,106,531 Preference Shares were issued to the Investors for US$48 million (price per share of US$0.71528) (“First Closing”). This represented 40.074% of the total share capital (based on the initial conversion of 1:1). A second closing could take place within 3 months of the First Closing whereby one of the Investors, Good Energies Investments Limited (“Good Energies”), would subscribe for an additional 8,037,048 Preference Shares for US$5 million (“Second Closing”). However, this Second Closing would only take place if Good Energies provided certain services to the Company to the sole satisfaction of the Chairman of the Company or if the service conditions were otherwise waived by the Company. In addition, if the Second Closing occurs, the other Investors (excluding Good Energies) will receive, for nil consideration, additional Preference Shares of 4,501,175. The additional Preference Shares issued to the other Investors, in essence, resulted in an adjustment to their conversion price per

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the year ended December 31, 2005 and for
the nine-month period ended September 30, 2005 (unaudited) and 2006 share. The Company’s ability to waive the service conditions and trigger the Second Closing has been accounted for as a purchase put option (“Put Option”) issued on June 27, 2006. The Company exercised the Put Option and the Second Closing occurred on August 2, 2006.
       The Preference Shares have been classified as mezzanine equity because their redemption is contingent on certain events which are not within the control of the Company. The Preference Shares are not currently redeemable because none of the contingent redemption events have occurred and, to date, the Company has determined that they are not probable of occurring. An accretion charge to increase the Preference Shares’ carrying value to their expected redemption amount will only be recorded to retained earnings when redemption is deemed probable.
       The Company has evaluated the embedded conversion option in its Preference Shares to determine if there are any embedded derivatives requiring bifurcation and to determine if there are any beneficial conversion features. The conversion option does not qualify for derivative accounting because it is clearly and closely related to the host instrument, the underlying shares are not publicly traded and a standalone contract with the same terms would otherwise be classified in equity. Three separate traunches of Preference Shares have been identified, each traunche requires separate evaluation for beneficial conversion features. Traunche One comprises the Preference Shares issued on June 27, 2006 to all Investors except for Good Energies. Traunche Two comprises the Preference Shares issued on June 27, 2006 to Good Energies. Traunche Three comprises the Preference Shares issued on August 2, 2006 to Good Energies. The commitment date for the beneficial conversion feature of each Traunche was determined to be the respective closing date since no significant disincentive for non-performance existed prior to the closing date. Since the conversion price of Traunche One is subject to adjustment arising from the Purchase Price Adjustment, the Anti-dilution Clause and the Second Closing, the conversion price used to calculate the beneficial conversion amount for Traunche One is determined at the commitment date as the most favorable conversion price that would be in effect at the conversion date, assuming there are no changes to the current circumstances except for the passage of time. The same evaluation process has been completed for Traunches Two and Three which each are only subject to adjustment arising from the Purchase Price Adjustment and the Anti-dilution clause.
       The Company determined the fair value of the Put Option, Preference Shares and ordinary shares based on a valuation performed by an independent appraiser, Censere Holdings Limited. On June 27, 2006, the fair value of the Put Option was determined to be approximately US$83,500 (US$0.0104 per share) (RMB667,960) and was recorded in equity with an offsetting increase to the amount recorded for the Preference Shares sold as Traunche Two. As of June 27, 2006 (commitment date), the most favorable conversion price used to calculate the amount of the beneficial conversion amount for Traunche One and Traunche Two was US$0.5961 (RMB4.7680) and US$0.5861 (RMB4.6884), respectively; these amounts reflect the most dilutive adjustment resulting from the Purchase Price Adjustment. No beneficial conversion feature was recorded because the fair value per ordinary share at the commitment date was US$0.3900 (RMB3.1313) which was less than the conversion price. On August 2, 2006 (commitment date), the most favorable conversion price used to calculate the amount of the beneficial conversion feature for Traunche Three was determined to be US$0.5271 (RMB4.2323) which reflects the exercise of the Put Option resulting in a reduction to the proceeds allocated to Traunche Three and the most dilutive adjustment resulting from the Purchase Price Adjustment. No beneficial conversion feature was recorded for Traunche Three because the fair value per

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the year ended December 31, 2005 and for
the nine-month period ended September 30, 2005 (unaudited) and 2006 ordinary share of US$0.4400 (RMB3.5370) on August 2, 2006 was less than the conversion price. In addition, on August 2, 2006, as a result of the Second Closing, the conversion price of Traunche One was reduced to US$0.5546 (RMB4.4528) due to the issuance of additional Preferred Shares to all Investors except Good Energies. The reduction in the conversion price due to the Second Closing did not give rise to any additional beneficial conversion feature accounting because the fair value per Ordinary Shares (US$0.3900 or RMB3.1313) at the commitment date was less than the reset conversion price.
       On August 2, 2006, when the Company exercised the Put Option which resulted in the issuance of 8,037,048 Preference Shares to Good Energies in return for cash consideration of US$5 million (US$0.6221 or RMB4.9953 per share), the fair value of the Preference Shares was determined to be US$0.81 (RMB6.504) per share. The difference between the fair value of the Preference Shares and the cash consideration paid amounted to RMB12,087,720 and has been recorded as a charge to general and administrative expenses.
       For the nine-month period ended September 30, 2006 accrued cumulative dividends amounted to RMB3,675,901 (US$465,068) or RMB0.0461 (US$0.0058) per Preference Share.
       The carrying value of the Preference Shares as at September 30, 2006 is calculated as follows:

(RMB’000)
Issuance of Preference Shares	423,815
Less: issuance costs	(3,787)

420,028
Add: cumulative dividends	3,676
Balance — September 30, 2006	423,704

Balance — September 30, 2006 (US$’000)	53,606

14.	STATUTORY RESERVES
       In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A wholly-owned foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A non wholly-own foreign invested enterprise is permitted to provide the above allocation of annual after-tax profit at the discretion of its board of directors. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Linyang Solarfun became a wholly-owned foreign invested enterprise in May 2006 and therefore is subject to the above mandated restrictions on distributable profits. Prior to May 2006, Linyang Solarfun was a Sino-foreign joint venture enterprise and it was required to allocate at least 10% of its after tax profit to general reserve fund in accordance with the joint venture agreements entered into among the

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the year ended December 31, 2005 and for
the nine-month period ended September 30, 2005 (unaudited) and 2006 then shareholders of Linyang Solarfun. However, appropriations to the enterprise expansion fund and staff welfare and bonus fund were at the discretion of the board of directors.
       No profit appropriation was made at December 31, 2004 as Linyang Solarfun was in a deficit. At December 31, 2005, RMB1,496,000 (US$189,271) has been appropriated to reserve fund while no appropriation has been made to enterprise expansion fund and the staff welfare and bonus fund. On April 10, 2006, the directors of Linyang Solarfun resolved to appropriate RMB749,000 (US$94,762) to enterprise expansion fund.

15.	STOCK COMPENSATION EXPENSE
       On July 12, 2005, Linyang Solarfun issued a rights offering to all of its then existing shareholders at a subscription price of approximately US$36,260 per 1% of equity interest (equivalent to 501,750 ordinary shares of the Company after the restructuring as described in Note 1) for total proceeds of US$3,626,000. Shareholders who were entitled to 20% of the rights offering (equivalent to 10,035,000 ordinary shares) did not purchase the shares being offered (the “Unsubscribed Shares”). The Unsubscribed Shares were offered to and purchased by Lianyang Electronics Co., Ltd. which is controlled by the Chairman and director of the Group, who was also the Group’s ultimate controlling shareholder at that time, at the subscription price of US$0.07 (RMB0.584) per share. The fair value of the ordinary shares, at the time of the offering, was determined to be RMB0.634 per share based on an independent valuation by Censere Holdings Limited. The intrinsic value of the Unsubscribed Shares has been recorded as compensation expense and presented as part of general and administrative expenses in 2005. Accordingly, RMB501,000 (US$63,386) was recorded as compensation expense with a corresponding credit to additional paid-in capital in the year ended December 31, 2005.
       On April 8, 2006, three of the then owners of Linyang Solarfun sold their 5% equity interests (which approximates 5,017,500 ordinary shares of the Company) to Linyang Electronics Co., Ltd., for US$72,533 per 1% equity interest. The fair value of the equity interests transferred was determined to be RMB2,648,681 (US$335,106) per 1% equity interest based on an independent valuation by Censere Holdings Limited. The intrinsic value of the transfer has been recorded as compensation expense and presented as part of general and administrative expenses in the nine-month period ended September 30, 2006. Accordingly, RMB10,337,000 (US$1,307,819) was recorded as compensation expense with a corresponding credit to additional paid-in capital in the period ended September 30, 2006.

16.	GOVERNMENT GRANT
       During the nine-month period ended September 30, 2006, the Group received RMB640,000 (US$80,972) in government subsidies which was approved by the PRC governmental authorities. These subsidies were received because the Group qualifies as a “high technology” enterprise in Qidong city of Jiangsu province in the PRC and it met certain criteria such as increase in the amount of capital investment and net assets, increase in number of employees and increase in sales and tax payments. The government subsidies are not subject to adjustment and do not have any restrictions as to the use of funds. Accordingly, the full amount of the subsidies has been recorded as other income.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the year ended December 31, 2005 and for
the nine-month period ended September 30, 2005 (unaudited) and 2006

17.	INCOME TAXES
       The Company is a tax exempt company incorporated in the Cayman Islands and conducts substantially all of its business through its subsidiaries located in the PRC.
       The Company’s subsidiaries registered in the PRC are subject to PRC income tax on the taxable income as reported in their PRC statutory accounts adjusted in accordance with relevant PRC income tax laws.
       Linyang Solarfun, the Company’s major operating subsidiary, was established as a domestic company in the PRC and was subject to the corporate income tax (“CIT”) at a rate of 33% (30% state enterprise income tax and a 3% local income tax). In March 2005, Linyang Solarfun was converted to a Sino-foreign joint venture entity. In accordance with the relevant tax laws in the PRC, upon becoming a Sino-foreign joint venture entity, Linyang Solarfun’s tax position is governed by the Income Tax Law of the PRC concerning Foreign Investment and Foreign Enterprises (the “Income Tax Law”) and according to which Linyang Solarfun is entitled to a tax concession period (“Tax Holiday”) whereby it is exempt from foreign enterprise income tax (“FEIT”) for its first two profit making years (after deducting losses incurred in previous years) and is entitled to a 50% tax reduction for the succeeding three years. No CIT provision has been made as Linyang Solarfun did not generate assessable profits for the period prior to its becoming a Sino-foreign joint venture entity from August 27, 2004 (date of establishment) to December 31, 2004. Under the terms of the Tax Holiday, Linyang Solarfun is exempt from FEIT for its taxable profit in 2005 and 2006. Additionally, since Linyang Solarfun is a Sino-foreign joint venture entity located in coastal open economic zones in Qidong City, Jiangsu Province, it is entitled to a preferential tax rate of 27% for its FEIT upon expiry of the Tax Holiday.
       Shanghai Linyang was established as a domestic company in the PRC and was subject to CIT at a rate of 33% (30% state enterprise income tax and a 3% local income tax).
       Leshan Jiayang was established as a domestic company in the PRC and was subject to CIT at a rate of 33% (30% state enterprise income tax and a 3% local income tax). However, as it qualifies as “encouraged business located in Western China,” it is entitled to a preferential CIT rate of 15%.
       The Group had minimal operations in jurisdictions other than the PRC. (Loss) income before income taxes consists of:

	For the
	Period from
	August 27,
	2004 (date of			For the Nine-Month Period Ended
	inception) to			September 30,
	December 31,	For the Year Ended
	2004	December 31, 2005		2005	2006	2006

		(RMB’000)	(US$’000)	(RMB’000)	(RMB’000)
	(RMB’000)			(Unaudited)		(US$’000)
Cayman Islands	—	—	—	—	(24,288)	(3,073)
The PRC	(607)	14,314	1,811	4,175	96,851	12,253

	(607)	14,314	1,811	4,175	72,563	9,180

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the year ended December 31, 2005 and for
the nine-month period ended September 30, 2005 (unaudited) and 2006
       The income tax (expense) benefit is comprised of:

	For the
	Period from
	August 27,
	2004 (date of			For the Nine-Month Period Ended
	inception) to			September 30,
	December 31,	For the Year Ended
	2004	December 31, 2005		2005	2006	2006

		(RMB’000)	(US$’000)	(RMB’000)	(RMB’000)
	(RMB’000)			(Unaudited)		(US$’000)
Current	—	—	—	—	(143)	(18)
Deferred	—	96	12	52	717	91

	—	96	12	52	574	73

       The reconciliation of tax computed by applying the statutory income tax rate of 33% applicable to PRC operations to income tax benefit is:

	For the
	Period from
	August 27,
	2004 (date of			For the Nine-Month Period Ended
	inception) to			September 30,
	December 31,	For the year Ended
	2004	December 31, 2005		2005	2006	2006

		(RMB’000)	(US$’000)	(RMB’000)	(RMB’000)
	(RMB’000)			(Unaudited)		(US$’000)
Income tax computed at the statutory tax rate at 33%	200	(4,723)	(598)	(1,377)	(23,946)	(3,030)
Non-deductible expenses	—	(884)	(112)	(546)	(5,968)	(755)
Tax holidays	—	5,503	697	1,775	38,452	4,866
Tax rate differences	—	—	—	—	(7,846)	(993)
Changes in the valuation allowance	(200)	200	25	200	(118)	(15)

	—	96	12	52	574	73

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the year ended December 31, 2005 and for
the nine-month period ended September 30, 2005 (unaudited) and 2006
       The benefit of the tax holiday per basic and diluted earnings per share is as follows:

	For the
	Period from
	August 27,
	2004 (date of			For the Nine-Month Period Ended
	inception) to			September 30,
	December 31,	For the Year Ended
	2004	December 31, 2005		2005	2006	2006

		(RMB’000)	(US$’000)	(RMB’000)	(RMB’000)
	(RMB’000)			(Unaudited)		(US$’000)
Basic	—	0.10	0.01	0.03	0.38	0.05

Diluted	—	0.08	0.01	0.03	0.29	0.04

       Deferred tax assets reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax assets are as follows:

	For the
	Period from
	August 27,
	2004 (date of			For the Nine-Month Period Ended
	inception) to			September 30,
	December 31,	For the Year Ended
	2004	December 31, 2005		2005	2006	2006

		(RMB’000)	(US$’000)	(RMB’000)	(RMB’000)
	(RMB’000)			(Unaudited)		(US$’000)
Deferred tax assets:
Current:
— Accumulated losses	200	—	—	—	118	15
— Warranty provision	—	96	12	52	527	67
— Social welfare provision	—	—	—	—	286	36

	200	96	12	52	931	118
— Valuation allowance	(200)	—	—	—	(118)	(15)

Net current deferred tax assets	—	96	12	52	813	103

       As of December 31, 2004, the Group has net operating loss carryforward of approximately RMB607,000, for tax purposes. As of December 31, 2004, the Group recorded a valuation allowance to reduce its deferred tax assets to RMB Nil because management believed the amount did not meet the more likely than not criteria.
       During 2005, the Group fully utilized the net operating loss carry forwards and began the first year of the Tax Holiday. During 2005, the Group adjusted its deferred tax assets and valuation allowances based on the preferential tax rates applied during the Tax Holiday, to reflect the net amount management believed was more likely than not to be realizable.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the year ended December 31, 2005 and for
the nine-month period ended September 30, 2005 (unaudited) and 2006
       As of September 30, 2006, the Group has a net operating loss carryforward of approximately RMB358,000 (US$45,294), for tax purposes, attributed to the operations of Shanghai Linyang which was newly established in March 2006. The net operating loss carryforward will expire 5 years after Shanghai Linyang’s first profitable year. As of September 30, 2006, the Group recorded a valuation allowance to reduce its deferred tax assets to the net amount management believe was more likely than not to be realized. Reversal of the valuation allowance in a subsequent year will reduce income tax expense.

18.	RELATED PARTY TRANSACTIONS

Name of related party	Relationship with the Group

Linyang Electronics Co., Ltd. (“Linyang Electronics”)	Controlling owner is also a significant shareholder of the Company
Huaerli (Nantong) Electronics Co., Ltd. (“Huaerli Nantong”)	Controlling owner is also a significant shareholder of the Company
Qidong Huahong Electronics Co., Ltd. (“Qidong Huahong”)	Controlling owner is also a significant shareholder of the Company
Linyang Agricultural Development (Nantong) Co., Ltd. (“Linyang Agricultural”)	Controlling owner is also a significant shareholder of the Company
Shanghai Linyang Electronics Technology Co., Ltd. (“Linyang Technology”)	Controlling owner is also a significant shareholder of the Company
Nantong Linyang Ecological Cultural Co., Ltd. (“Linyang Ecological”)	Controlling owner is also a significant shareholder of the Company
Citigroup Venture Capital International Growth Partnership L.P. (“Citi Growth”)	Shareholder of the Company
Citigroup Venture Capital International Co. Investment L.P. (“Citi Investment”)	Shareholder of the Company
Good Energies Investments Limited (“Good Energies”)	Shareholder of the Company
       The Group had the following related party transactions and balances during the periods presented:

	Linyang	Huaerli	Qidong	Linyang	Linyang	Linyang
	Electronics	Nantong	Huahong	Agricultural	Ecological	Technology

	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
	(Amount due from (due to) related parties)
Balances at August 27, 2004 (date of inception)	—	—	—	—	—	—
Advance for purchase of raw materials	—	8,000	—	—	—	—
Advance to a related party	10,000	—	—	—	—	—
Operating expenses paid on behalf of the Group	—	—	(25)	—	—	—

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the year ended December 31, 2005 and for
the nine-month period ended September 30, 2005 (unaudited) and 2006

	Linyang	Huaerli	Qidong	Linyang	Linyang	Linyang
	Electronics	Nantong	Huahong	Agricultural	Ecological	Technology

	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
	(Amount due from (due to) related parties)
Balances at December 31, 2004	10,000	8,000	(25)	—	—	—
Purchase of raw materials	(81)	(14,813)	—	—	—	—
Payment for purchase of raw materials	3	14,200	—	—	—	—
Repayment of advance	(10,000)	(8,000)
Advances from related parties	(77,600)	(27,000)	—	—	—	—
Repayment of advance	21,000		—	—	—	—
Operating expenses paid on behalf of the Group	(68)	—	(52)	—	—	—
Repayment of operating expenses paid on behalf of the Group	2	—	—	—	—	—

Balance at September 30, 2005 (unaudited)	(56,744)	(27,613)	(77)	—	—	—
Purchase of raw materials	—	(1,051)	—	—	—	—
Payment for purchase of raw materials	71	—	—	—	—	—
Advances from a related party	(41,800)	—	—	—	—	—
Repayment of advances	68,121	27,000	—	—	—	—
Operating expenses paid on behalf of the Group	(619)	—	(6)	—	—	—
Repayment of operating expenses paid on behalf of the Group	60	—	—	—	—	—

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the year ended December 31, 2005 and for
the nine-month period ended September 30, 2005 (unaudited) and 2006

	Linyang	Huaerli	Qidong	Linyang	Linyang	Linyang
	Electronics	Nantong	Huahong	Agricultural	Ecological	Technology

	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
	(Amount due from (due to) related parties)
Balance at December 31, 2005	(30,911)	(1,664)	(83)	—	—	—
Purchase of raw materials	(280)	(23,762)	—	—	—	—
Payment for purchase of raw materials	176	25,426	—	—	—	—
Advances from a related party	(105,900)	—	—	(9,000)	—	—
Repayment of advances	136,179	—	—	9,000	—	—
Operating expenses paid on behalf of the Group	(2,458)	—	—	—	(102)	—
Repayment of operating expenses paid on behalf of the Group	2,858	—	83	—	102	—
Purchase of land use right		—	(4,564)	—	(102)	—
Payment for the purchase of land use right		—	4,564	—	102	—
Sales to a related party	—	—	—	—	—	153

Balance at September 30, 2006	(336)	—	—	—	—	153

       During the year ended December 31, 2005, Qidong Huahong granted the use of a parcel of its land to the Group for nil considerations. Rental charge of RMB70,000 (US$8,856), based on the fair value of the rental cost incurred by Qidong Huahong has been recorded as an expense by the Group with a corresponding credit to additional paid-in capital.
       For the year ended December 31, 2005, notes payable of RMB10,000,000 (US$1,265,182) are secured by the pledge of bank deposit amounting to RMB10,000,000 (US$1,265,182) of Huaerli Nantong.
       For the nine-month period ended September 30, 2006, short-term bank borrowings of RMB120,000,000 (US$15,182,186) and long-term bank borrowing of RMB31,000,000 (US$3,922,065) were guaranteed by Linyang Electronics. Short-term bank borrowings of RMB80,000,000 (US$10,121,457) were jointly guaranteed by Linyang Electronics and Qidong Huahong Electronics.
       In relation to the issuance of the Preference Shares, the Company obtained a purchase put option from Good Energies. The put option was exercised by the Company on August 2, 2006 (see Note 13).

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the year ended December 31, 2005 and for
the nine-month period ended September 30, 2005 (unaudited) and 2006
       The weighted average balances due from (due to) related parties are analyzed as follows:

	Linyang	Huaerli	Qidong	Linyang	Linyang	Linyang
	Electronics	Nantong	Huahong	Agricultural	Ecological	Technology

For the period from August 27, 2004 (date of inception) to December 31, 2004	5,000	4,000	(12)	—	—	—

For the nine-month period ended September 30, 2005	(12,961)	(5,179)	(57)	—	—	—

For the year ended December 31, 2005	(21,950)	(6,385)	(60)	—	—	—

For the nine-month period ended September 30, 2006	(47,498)	(1,845)	(191)	(4,000)	(11)	17

       During the nine-month period ended September 30, 2006, due from shareholders represented reimbursement receivable from Citi Growth and Citi Investment amounted to RMB557,000 (US$70,471) and RMB30,000 (US$3,796), respectively.
       All balances with related parties at December 31, 2004 and 2005 and September 2006 were unsecured, non-interest bearing and without fixed repayment term.

19.	EMPLOYEE DEFINED CONTRIBUTION PLAN
       Full time employees of the Group’s subsidiaries in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on 41% of the employees’ salaries. The Group’s PRC subsidiaries have no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB8,000 for the period from August 27, 2004 (date of inception) to December 31, 2004; RMB927,000 (US$117,282) for the year ended December 31, 2005; RMB515,000 for the nine-month period ended September 30, 2005; and RMB2,232,000 (US$282,389) for the nine-month period ended September 30, 2006.

20.	COMMITMENTS AND CONTINGENCIES
Operating lease commitments
       Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents. Total rental expense under all operating leases was RMB25,000 for the period from August 27, 2004 (date of inception) to December 31, 2004; RMB58,000 (US$7,338) for the year ended December 31, 2005; RMB486,000 for the nine-month period ended September 30, 2005; and RMB3,112,000 (US$393,724) for the nine-month period ended September 30, 2006.
       The Group’s operating lease commitments of RMB428,000 (US$54,150) were cancelled in November 2006.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the year ended December 31, 2005 and for
the nine-month period ended September 30, 2005 (unaudited) and 2006
Acquisition of machinery
       At December 31, 2004, September 30, 2005 and 2006, the Group had commitments of RMB Nil, RMB1,563,000 (US$197,748) and RMB76,922,000 (US$9,732,034), respectively, related to acquisition of machinery. The commitment for acquisition of machinery is expected to be settled within the next twelve months.
Purchase of raw materials
       The commitment related to the purchase of raw materials are listed as below:

	December 31,			September 30,

	2004	2005	2005	2006	2006

	(RMB’000)	(RMB’000)	(US$’000)	(RMB’000)	(US$’000)
Within 1 year	—	75,329	9,530	967,925	122,460
Within 1-2 years	—	—	—	698,600	88,386

Total	—	75,329	9,530	1,666,525	210,846

       One of the raw materials purchase contracts amounting to approximately RMB1,265,431,000 (US$160,100,076) was terminated and certain other raw materials purchase contracts have been renegotiated subsequent to September 30, 2006 (see Note 25(iii)).
Guarantees and indemnification
       In June 2006, the Company entered into a shareholders’ agreement according to which the Company has agreed to indemnify each of its shareholders and their affiliates and each director and officer of the Company (collectively, the “Indemnified Persons”) against any losses that any Indemnified Person may at any time become subject to or liable for in connection with claims brought against any of them on behalf of the Company or by a third party in connection with their status as a shareholder, director or officer of the Company or any of their service to or on behalf of the Company to the maximum extent permitted under applicable Law.
       In accordance with FIN 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” guarantor must recognize a liability for the fair value of the obligations it assumes under certain guarantees. The Company has determined the fair value of the indemnification to be insignificant. Accordingly, the Company has not recorded any liabilities for these agreements as of September 30, 2006.
Potential grant of share options
       In accordance with the Company’s Preference Shares Purchase Agreement, the Company is required to implement an employee stock option plan with terms and conditions to be approved by the Board of Directors and the Investors. Subsequent to September 30, 2006, the Company adopted a stock option plan (see Note 25).
       During the nine month period ended September 30, 2006, the Group entered into employment contracts with certain employees whereby the Company expressed the intention to grant share options to these employees however the full terms of options are subject to final

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the year ended December 31, 2005 and for
the nine-month period ended September 30, 2005 (unaudited) and 2006 determination by the Board of Directors upon approval of the option plan by the Board of Directors and the Investors.
       In addition, the Company expressed the intention in employment contracts with two employees hired in July and August 2006, respectively to grant in total 820,000 share options of the Company at a preliminary price of US$0.67 or US$0.719 per share with a vesting period of three years from the date of the respective employment contracts. The intention expressed is subject to the approval of the Board of Directors and the Investors (Also see Note 25).

21.	SEGMENT REPORTING
       The Group operates in a single business segment, which is the development, manufacturing, and sale of PV products. The following table summarizes the Group’s net revenues by geographic region based on the location of the customers:

	For the
	Period from
	August 27,
	2004 (date of			For the Nine-Month Period Ended
	inception) to			September 30,
	December 31,	For the Year Ended
	2004	December 31, 2005		2005	2006	2006

		(RMB’000)	(US$’000)	(RMB’000)	(RMB’000)
	(RMB’000)			(Unaudited)		(US$’000)
Germany	—	126,555	16,012	56,624	176,646	22,354
Italy	—	5,946	752	—	122,993	15,561
Spain	—	—	—	—	60,281	7,621
The PRC	—	33,667	4,259	29,860	24,171	3,058
Others	—	10	1	—	2,148	272

Total net revenue	—	166,178	21,024	86,484	386,239	48,866

       All the identifiable assets of the Group are located in the PRC.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the year ended December 31, 2005 and for
the nine-month period ended September 30, 2005 (unaudited) and 2006

22.	MAJOR CUSTOMERS
       Details of the customers accounting for 10% or more of total net sales in any of the periods presented are as follows:

	For the
	Period from
	August 27,
	2004 (date of			For the Nine-Month Period Ended
	inception) to			September 30,
	December 31,	For the Year Ended
	2004	December 31, 2005		2005	2006	2006

		(RMB’000)	(US$’000)	(RMB’000)	(RMB’000)
	(RMB’000)			(Unaudited)		(US$’000)
S.E. Project S.R.L.	—	—	—	—	121,421	15,362
Social Capital S.L.	—	—	—	—	60,237	7,621
Solar Projekt Energysystem GmbH	—	13,140	1,662	—	58,671	7,423
Suntaics	—	84,438	10,683	43,170	54,856	6,940
Ninbo Jinnuo	—	13,881	1,756	13,881	—	—

23.	INCOME PER SHARE
       Basic and diluted net income per share for each period presented are calculated as follows:

	For the
	Period from
	August 27,
	2004 (date of			For the Nine-Month Period Ended
	inception) to			September 30,
	December 31,	For the Year Ended
	2004	December 31, 2005		2005	2006	2006

	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
				(Unaudited)
	(Amounts in thousands except for number of shares and per share data)
Numerator:
Net (loss) income	(607)	14,410	1,823	4,227	77,871	9,220
Dividends allocated to preference shareholders	—	—	—	—	(3,676)	(466)

Income attributable to ordinary shareholders	(607)	14,410	1,823	4,227	69,195	8,754

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the year ended December 31, 2005 and for
the nine-month period ended September 30, 2005 (unaudited) and 2006

	For the
	Period from
	August 27,
	2004 (date of			For the Nine-Month Period Ended
	inception) to			September 30,
	December 31,	For the Year Ended
	2004	December 31, 2005		2005	2006	2006

	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
				(Unaudited)
	(Amounts in thousands except for number of shares and per share data)
Denominator:
Number of shares outstanding, opening	50,175,000	50,175,000	50,175,000	50,175,000	100,350,000	100,350,000
Retroactive adjustment for bonus element in rights offering — July 12, 2005	1,819,399	1,819,399	1,819,399	1,819,399	—	—
Weighted average number of shares issued (48,355,601 shares)	—	2,517,141	2,517,141	—	—	—

Weighted average number of shares outstanding — basic	51,994,399	54,511,540	54,511,540	51,994,399	100,350,000	100,350,000

Weighted average number of partially paid share subscriptions (50,175,000 shares)	—	11,854,929	11,854,929	6,183,892	—	—
Convertible preference shares	—	—	—	—	31,274,178	31,274,178

Weighted average number of shares outstanding — diluted	51,994,399	66,366,469	66,366,469	58,178,291	131,624,178	131,624,178

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the year ended December 31, 2005 and for
the nine-month period ended September 30, 2005 (unaudited) and 2006

For the
Period from
August 27,
	2004 (date of			For the Nine-Month Period Ended
	inception) to			September 30,
	December 31,	For the Year Ended
	2004	December 31, 2005		2005	2006	2006

	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
(Unaudited)
(Amounts in thousands except for number of shares and per share data)
Basic net (loss) income per share	RMB(0.01)	RMB0.26	US$0.03	RMB0.08	RMB0.69	US$0.09

Diluted net (loss) income per share	RMB(0.01)	RMB0.22	US$0.03	RMB0.07	RMB0.55	US$0.07

       On July 12, 2005, Linyang Solarfun issued a rights offering to its then existing ordinary shareholders. Since the subscription price was less than the fair value of the shares, as determined based on an independent appraisal performed by Censere Holdings Limited, the rights offering is deemed to contain a bonus element similar to a stock dividend and is accounted for as such. Accordingly, the basic and diluted earnings per share are adjusted retroactively for the bonus element of the right offering for all periods presented. In addition, ordinary shares which were not fully paid for until December 12, 2005 were included in the computation of diluted income per share using the treasury stock method.
       On June 27 and August 2, 2006, the Company issued the Preference Shares (see Note 13) that will convert automatically into ordinary shares upon the completion of an IPO. Assuming the conversion had occurred “on a hypothetical basis” on January 1, 2005 and 2006, the pro-forma basic and diluted earnings per share for the year ended December 31, 2005 and for the nine-month period ended September 30, 2006 are calculated as follows:

			For the Nine-Month Period
	For the Year Ended		Ended September 30,
	December 31, 2005		2006

	(RMB)	(US$)	(RMB)	(US$)
	(Amounts in thousands except for number of shares
	and per share data)
Numerator:
Net income attributable to ordinary shareholders	14,410	1,823	69,195	8,754
Pro forma effect of Preference Shares	—	—	3,676	466

Numerator for pro forma basic and diluted income per share	14,410	1,823	72,871	9,220

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the year ended December 31, 2005 and for
the nine-month period ended September 30, 2005 (unaudited) and 2006

			For the Nine-Month Period
	For the Year Ended		Ended September 30,
	December 31, 2005		2006

	(RMB)	(US$)	(RMB)	(US$)
	(Amounts in thousands except for number of shares
	and per share data)
Denominator:
Weighted average numbers of shares outstanding-opening	50,175,000	50,175,000	100,350,000	100,350,000
Retroactive adjustment for bonus element in rights offering	1,819,399	1,819,399	—	—
Weighted average number of shares issued (48,355,601)	2,517,141	2,517,141	—	—
Conversion of preferred shares to ordinary shares (79,644,754 shares)	79,644,754	79,644,754	79,644,754	79,644,754

Denominator for pro forma basic income per share	134,156,294	134,156,294	179,994,754	179,994,754
Weighted average number of partially paid share subscriptions (50,175,000 shares)	11,854,925	11,854,925	—	—
Contingently issuable shares due to purchase price adjustment of Preference Shares	15,928,951	15,928,951	15,928,951	15,928,951

Denominator for pro forma diluted income per share	160,296,813	160,296,813	195,923,705	195,923,705

Pro forma basic income per share	RMB0.11	US$0.01	RMB0.40	US$0.05

Pro forma diluted income per share	RMB0.09	US$0.01	RMB0.37	US$0.05

24.	DEFERRED INITIAL PUBLIC OFFERING COSTS
       Deferred expenses represent costs incurred by the Group directly attributable to the Company’s IPO. These will be charged against the gross proceeds of such offering.

25.	SUBSEQUENT EVENTS
       Subsequent to September 30, 2006, the following events occurred:

(i)	Silicon raw material supply contract with E-Mei Semiconductors Material Factory (“E-Mei”)

In October and November, 2006, the Group entered into raw materials purchase contracts for silicon wafers with E-Mei, a third party supplier. According to these contracts, the Group has committed to pay purchase advances totalling RMB220,000,000 (US$27,834,008) to E-Mei in return for a five-year exclusive procurement right to silicon wafers produced by E-Mei’s new production facilities, which is currently under construction.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the year ended December 31, 2005 and for
the nine-month period ended September 30, 2005 (unaudited) and 2006

The procurement right entitles the Group to purchase the abovementioned silicon wafers at 8% below the market price at the time of purchase. The Group will have a first right of refusal to purchase silicon wafers at market price after the five-year period.

Out of the RMB220,000,000 (US$27,834,008) committed purchase advances, RMB10,000,000 (US$1,265,182) had been paid on October 8, 2006 and RMB20,000,000 (US$2,530,364) must be paid by December 31, 2006. The remaining amount of RMB190,000,000 (US$24,038,461) will be paid to E-Mei according to progress of construction of the new production facilities based on the construction progress status report provided by E-Mei. Future amount payable from future purchases from E-mei will offset against the purchase advances. However, for each purchase, the Group can only offset 30% of the purchase amount against the purchase advances. After the Group has fully utilized the advances, the discount on purchase will be adjusted downwards to 3% to 5% of the market price at the time of purchase.

In addition, according to the contracts, a bonus of up to RMB3,600,000 (US$455,466) will be paid to E-Mei should E-Mei be able to complete the construction of its new production facilities and start supplying a certain quantity of the silicon wafers to the Group within 18 to 20 months from the date of the contact.

(ii) Long-term raw materials purchase contracts

Subsequent to September 30, 2006, the Group entered into various one-year to two-year fixed price and fixed quantity agreements with certain domestic suppliers to procure silicon wafers or ingots, with a planned total purchase amount of RMB920,804,333 (US$116,498,524).

(iii)	Cancellation and renegotiation of raw materials supply contracts

The Group entered into raw materials supply contracts with its raw materials suppliers as an attempt to ease its supply shortages. Under these purchase contracts, the Group pays advances to its suppliers (see Note 4). As there is currently an industry-wide shortage of silicon and silicon wafers, certain of the Group’s raw materials suppliers have been delaying delivery or failed to deliver raw materials to the Group under these supply contracts. Consequently, in November 2006, the Group canceled one of its raw materials purchase contract with its raw materials supplier amounting to approximately RMB1,297,039,000 (US$164,099,064). Advances to this supplier amounted RMB31,609,000 (US$3,999,114) at September 30, 2006 of which RMB10,000,000 (US$1,265,182) was refunded in November 2006. The remaining of the advances to this supplier has been transferred to newly renegotiated contracts.

The Group has renegotiated certain of its raw materials supply contracts in existence at September 30, 2006 with its suppliers. Supply contracts of silicon wafers and silicon ingots with purchase commitment of RMB213,313,000 (US$26,987,980) and RMB25,230,000 (US$3,192,055) were renegotiated to RMB300,000,000 (US$37,955,465) and RMB6,898,000 (US$872,723), respectively. As a result of such renegotiation, the average purchase price of silicon wafers in these renegotiated contracts decreased by 5.8%, while the average purchase price of silicon ingots increased by 18.1%. Other commitments under supply contract may be subject to renegotiation or cancellation in the future.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the year ended December 31, 2005 and for
the nine-month period ended September 30, 2005 (unaudited) and 2006

(iv)	Management consulting service agreement with Hony Capital II L.P.

On November 18, 2006, the Group entered into a management consulting service agreement with Hony Capital II L.P., a preference shareholder of the Company. Hony Capital II L.P. agreed to provide certain management consulting services to the Group for a period of up to December 31, 2007 and the Group agreed to pay an aggregate of RMB4,000,000 (US$506,073) under this arrangement.

(v)	Entrusted loan arrangement with Lianyang Electronics and other bank borrowings

In October and November 2006, Linyang Solarfun entered into entrusted loan agreements with Linyang Electronics under which Linyang Electronics lent to Linyang Solarfun in aggregate RMB80,000,000 (US$10,121,457) through a third party PRC bank. These entrusted loans bear interest at 6.138% per annum, unsecured and repayable in six months from the date of inception.

In November 2006, the Company obtained short-term bank borrowings totaling RMB109,900,000 (US$13,904,352) from three PRC financial institutions, of which RMB30,000,000 (US$3,795,547) was guaranteed by Linyang Electronics; RMB39,900,000 (US$5,048,077) was jointly guaranteed by Linyang Electronics and Huaerli Nantong; RMB40,000,000 (US$5,060,729) was secured by land use right and guaranteed by Linyang Electronics, Qidong Huahong and a significant shareholder and chairman of the Company and his spouse.

(vi) Share Option Plan

On November 30, 2006, the Company’s board of directors approved the “2006 Share Option Plan” (the “Plan”). Under the Plan, the Company may issue up to 10,799,685 options to the directors, employees and non-employees of the Company and its subsidiaries (the “Participants”). The objective of the Plan is to provide the Participants with the opportunity to acquire proprietary interests in the Company and to encourage the Participants to work towards enhancing the value of the Company and its shares for the benefit of the Company and its shareholders as a whole. The Plan will expire on November 29, 2016.

The options granted to the Participants under the Plan will vest over a period of up to five years and will expire, if not previously exercised or forfeited, on November 30, 2016. The exercise price of the options will be determined by the Board of Directors. The Plan also requires certain adjustments to decrease the exercise price of the options in the event of ordinary share dividend distribution, distribution of ordinary shares out of the increased capital, rights offering of ordinary shares or issuance of new ordinary shares.

By a resolution of the Board of Directors on November 30, 2006, 8,012,998 options were authorized to be granted to certain employees and independent directors. The options have an exercise price of US$1.80 per share and have vesting terms ranging from six months to five years. Included in the 8,012,998 options are 2,339,998 options that can be early exercised, at the discretion of the holders, into unvested ordinary shares. The unvested ordinary shares are subject to the same vesting term as the options. If the holders’ services to the Company are terminated prior to the vesting of the unvested ordinary shares, the Company can repurchase them for the same price paid by the holders.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the year ended December 31, 2005 and for
the nine-month period ended September 30, 2005 (unaudited) and 2006

The Company will account for these options in accordance with SFAS 123(R)“Share-based Compensation” and has elected to recognize compensation expense using the straight-line method for all stock awards issued with graded vesting based on service conditions. As of the date of these financial statements, the Company plans to use the estimated initial public offering price of US$2.50 per ordinary share as the underlying ordinary share value when calculating the total share-based compensation expenses. Based on the Company’s preliminary evaluation, the Company has estimated the total share-based compensation expenses to be RMB76,887,184 (US$9,727,630). The Company expects to recognize this amount ratably over the vesting period. The vesting period ranges from six months to five years commencing December 2006. Based on the current estimates, the Company will recognize 2.4%, 26.4%, 24.3%, 21.5%, 13.6% and 11.8% of this amount during the three months ended December 31, 2006 and each of the year ended December 31, 2007, 2008, 2009, 2010 and 2011, respectively. Given the preliminary nature of our estimates, our actual share-based compensation expenses may be materially different from our current expectations upon further evaluation.

(vii)	Purchase of land use right

In November 2006, the Company acquired land use right from Qidong Huahong with consideration of RMB3,742,000 (US$473,431). The land use right expires on April 27, 2056.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the year ended December 31, 2005 and for
the nine-month period ended September 30, 2005 (unaudited) and 2006

26.	CONDENSED FINANCIAL INFORMATION OF THE COMPANY
       Under PRC laws and regulations, the Company’s PRC subsidiary, Linyang Solarfun, is restricted in its ability to transfer certain of its net assets to the Company in the form of dividend payments, loans, or advances. The amounts restricted include paid up capital and statutory reserve, as determined pursuant to PRC generally accepted accounting principles, totaling RMB60,792,000 (US$7,691,295) as of December 31, 2005.
Statements of operations

	For the
	Period from
	August 27,
	2004 (date of			For the Nine-Month Period Ended
	inception) to			September 30,
	December 31,	For the Year Ended
	2004	December 31, 2005		2005	2006	2006

		(RMB’000)	(US$’000)	(RMB’000)	(RMB’000)
	(RMB’000)			(Unaudited)		(US$’000)
Net revenue	—	—	—	—	—	—
Cost of revenue	—	—	—	—	—	—

Gross profit	—	—	—	—	—	—
Operating expenses (Notes 13 and 15)	—	—	—	—	(22,439)	(2,839)

Operating loss	—	—	—	—	(22,439)	(2,839)

Equity in profit of subsidiary companies, net (Note a)	(607)	14,410	1,823	4,227	97,159	12,293
Exchange loss	—	—	—	—	(1,849)	(233)

Income before tax	(607)	14,410	1,823	4,227	72,871	9,220
Income tax benefit	—	—	—	—	—	—

Net (loss) income	(607)	14,410	1,823	4,227	72,871	9,220

Net (loss) income attributable to ordinary shareholders	(607)	14,410	1,823	4,227	69,195	8,754

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the year ended December 31, 2005 and for
the nine-month period ended September 30, 2005 (unaudited) and 2006
Balance sheets

	December 31,			September 30,

	2004	2005	2005	2006	2006

	(RMB’000)	(RMB’000)	(US$’000)	(RMB’000)	(US$’000)
Assets
Current assets:
Cash and bank	—	—	—	49	6
Amount due from subsidiaries (Note b)	—	—	—	19,173	2,426
Amount due from shareholders (Note b)	—	—	—	587	74

Total current assets	—	—	—	19,809	2,506

Non-current assets:
Deferred initial public offering costs (Note c)	—	—	—	25,506	3,227
Investment in subsidiaries (Note a)	29,393	73,670	9,320	569,018	71,990

Total non-current assets	29,393	73,670	9,320	594,524	75,217

Total assets	29,393	73,670	9,320	614,333	77,723

LIABILITIES, PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Other payables	—	—	—	17,899	2,264
Amount due to subsidiaries (Note b)	—	—	—	7,440	941

Total current liabilities	—	—	—	25,339	3,205

Series A Redeemable Convertible
Preference Shares
(par value US$0.0001 per share; 100,000,000 shares authorized, nil, nil and 79,644,754 shares issued and outstanding at December 31, 2004, 2005 and September 30, 2006)	—	—	—	423,704	53,606

Shareholders’ Equity
Ordinary shares
(par value US$0.0001 per share; 400,000,000 shares authorized, 50,175,000 shares, 100,350,000 shares and 100,350,000 shares issued and outstanding at December 31, 2004, 2005 and September 30, 2006, respectively)	42	84	11	84	11
Additional paid-in capital	29,958	59,783	7,563	82,208	10,401
(Deficit) retained earnings	(607)	13,803	1,746	82,998	10,500

Total shareholders’ equity	29,393	73,670	9,320	165,290	20,912

Total liabilities, preference shares and shareholders’ equity	29,393	73,670	9,320	614,333	77,723

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the year ended December 31, 2005 and for
the nine-month period ended September 30, 2005 (unaudited) and 2006
Statements of cash flows

	For the
	Period from
	August 27,
	2004 (date of			For the Nine-Month Period Ended
	inception) to			September 30,
	December 31,	For the Year Ended
	2004	December 31, 2005		2005	2006	2006

		(RMB’000)	(US$’000)	(RMB’000)	(RMB’000)
	(RMB’000)			(Unaudited)		(US$’000)
Cash flows from operating activities	—	—	—	—	—	—
Net cash used in investing activities	(30,000)	(29,296)	(3,706)	—	(419,225)	(53,040)
Net cash provided by financing activities	30,000	29,296	3,706	—	419,274	53,046

Net increase (decrease) in cash	—	—	—	—	49	6
Cash at the beginning of period/year	—	—	—	—	—	—

Cash at the end of period/year	—	—	—	—	49	6

(a)	Basis of presentation

In the Company-only financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since inception. The Company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” Such investment is presented on the balance sheet as “Investment in subsidiaries” and share of the subsidiaries’s profit or loss as “Equity in profit (loss) of subsidiary companies” on the statements of operations.

The subsidiaries did not pay any dividend to the Company for the periods presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted.

(b)	Related party balances

For the nine-month period ended September 30, 2006, the Company made advances to its subsidiaries amounting to RMB18,984,000 (US$2,401,822) and paid operating expenses amounting to RMB189,000 (US$23,912) on behalf of its subsidiaries. During the same period, a subsidiary of the Company paid operating expenses amounting to RMB7,440,000

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the year ended December 31, 2005 and for
the nine-month period ended September 30, 2005 (unaudited) and 2006

(US$941,296) on behalf of the Company. The Company did not have any related party transaction for any of the other periods presented.

During the nine-months period ended September 30, 2006, amount due from shareholders represented reimbursement for preferred share issuance cost receivable from Citi Growth and Citi Investment amounted to RMB557,000 (US$70,471) and RMB30,000 (US$3,796), respectively.

(c)	Deferred initial public offering costs

Deferred initial public offering costs represent costs incurred by the Company directly attributable to the Company’s initial public offering. These will be charged against the gross proceeds of such offering.

(d)	Commitments

The Company does not have any significant commitments or long-term obligations as of any of the periods presented.

(e)	Foreign currencies

The United States Dollar (“US$”) amounts disclosed in the financial statement are presented solely for the convenience of the readers. Translation of amounts from RMB into US$ for the convenience of the readers were calculated at the noon buying rate of US$1.00 = RMB7.904 on September 30, 2006 in the City of New York for cable transfers of RMB certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Page

Prospectus Summary	1
Risk Factors	13
Special Note Regarding Forward-Looking Statements	38
Use of Proceeds	40
Capitalization	41
Dilution	42
Dividend Policy	44
Exchange Rate Information	45
Selected Consolidated Financial and Operating Data	46
Management’s Discussion and Analysis of Financial Condition and Results of Operations	50
Our Industry	80
Our Corporate History and Structure	86
Our Business	88
Management	108
Principal and Selling Shareholders	116
Related Party Transactions	120
PRC Government Regulations	124
Description of Share Capital	128
Description of American Depositary Shares	138
Shares Eligible for Future Sale	145
Taxation	148
Enforceability of Civil Liabilities	153
Underwriting	155
Validity of the Securities	161
Experts	161
Where You Can Find Additional Information	162
Index to Consolidated Financial Statements	F-1
EX-1.1 UNDERWRITING AGREEMENT
EX-3.1 MEMORANDUM AND ARIICLES OF ASSOCIATION
EX-3.2 FORM OF AMENDED AND RESTATED ARTICLES OF ASSOCIATION
EX-4.2 REGISTRANT'S SPECIMAN CERTIFICATE FOR ORDINARY SHARES
EX-4.4 SHARE PURCHASE AGREEMENT, DATED AS OF JUNE 6, 2006.
EX-4.5 SHAREHOLDERS AGREEMENT, DATED JUNE 27, 2006
EX-4.6 REGISTRATION RIGHTS AGREEMENT, DATED JUNE 27, 2006
EX-4.7 AGREEMENT CONCERNING THE LIMITATIONS ON POST-IPO SALES OF SHARES
EX-5.1 OPINION OF MAPLES AND CALDER, CAYMAN ISLANDS COUNSEL
EX-8.2 OPINION OF SHEARMAN & STERLING LLP, REGARDING CERTAIN U.S. TAX MATTERS
EX-10.1 2006 SHARE INCENTIVE PLAN
EX-10.2 FORM OF EMPLOYMENT AGREEMENT BETWEEN THE REGISTRANT AND A SENIOR EXECUTIVE OFFICER OF THE REGISTRANT
EX-10.3 SILICON SUPPLY AGREEMENT, DATED AS OF NOVEMBER 11, 2006
EX-10.4 SILICON SUPPLY AGREEMENT, DATED AS OF NOVEMBER 14, 2006
EX-10.5 SILICON SUPPLY AGREEMENT, DATED AS OF JULY 6, 2006
EX-10.6 SILICON SUPPLY AGREEMENT, DATED AS OF MARCH 26, 2006
EX-10.7 SILICON SUPPLY AGREEMENT, DATED AS OF OCTOBER 8, 2006
EX-10.8 SILICON SUPPLY AGREEMENT, DATED AS OF JUNE 2, 2006
EX-10.9 SALES AGREEMENT, DATED JUNE 10, 2006
EX-10.10 SALES CONTRACT, DATED AS OF NOVEMBER 19, 2006
EX-10.11 SALES CONTRACT, DATED AS OF NOVEMBER 19, 2006
EX-10.12 AGREEMENT OF TRANSFER OF LAND USE RIGHTS
EX-10.13 SUMMARY OF SHARE TRANSFER AGREEMENTS, DATED MAY 27, 2006
EX-10.14 SHARE TRANSFER AGREEMENT, DATED JUNE 9, 2006
EX-10.15 SHARE ISSUE AND TRANSFER AGREEMENT, DATED JUNE 12, 2006
EX-10.16 DEED OF SHARE TRANSFER
EX-10.17 MANAGEMENT CONSULTING SERVICE AGREEMENT, DATED NOVEMBER 18, 2006
EX-10.18 BID INVITATION AND LETTER OF ACCEPTANCE
EX-10.19 LETTER OF ACCEPTANCE FOR SUYUAN GROUP 74KW
EX-10.20 CONTRACT BETWEEN JIANGSU LINYANG SOLARFUN CO., LTD. AND ISC KONSTANZ
EX-10.21 ENTRUSTED LOAN CONTRACT QD26001
EX-10.22 ENTRUSTED LOAN CONTRACT QD26002
EX-10.23 ENTRUSTED LOAN CONTRACT QD26003
EX-10.24 ENTRUSTED LOAN CONTRACT QD26004
EX-10.25 PRODUCT PURCHASE CONTRACT 2005-006
EX-10.26 PRODUCT PURCHASE CONTRACT 2006-001
EX-10.27 PRODUCT SUPPLY CONTRACT SF-HRL-060702
EX-21.1 SUBSIDIARIES OF THE REGISTRANT
EX-23.1 CONSENT OF ERNST & YOUNG HUA MING, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
EX-23.4 CONSENT OF CENSERE HOLDINGS LIMITED
EX-23.5 CONSENT OF GRANDALL LEGAL GROUP, PRC COUNSEL TO THE REGISTRANT
EX-99.1 CODE OF BUSINESS CONDUCT AND ETHICS

      Through and including                     , 2006 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Solarfun Power
Holdings Co., Ltd.
12,000,000
American Depositary Shares
Representing 60,000,000
Ordinary Shares

PROSPECTUS

Goldman Sachs (Asia) L.L.C.
Representative of the Underwriters

CIBC World Markets

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 6.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.
       Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.
       We will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer. We are also in the process of subscribing for liability insurance on behalf of our directors and officers.
       Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
ITEM 7.     RECENT SALES OF UNREGISTERED SECURITIES.
       During the past three years, we have issued the following securities (including options to acquire our common shares). No underwriters were involved in these issuances. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

	Date of Sale or	Number of
Purchaser	Issuance	Securities	Title of Securities	Consideration

Yonghua Solar Power Investment Holding Ltd.	June 12, 2006	77,269,500	ordinary shares	77% equity interest in Linyang BVI

Yongliang Solar Power Investment Holding Ltd.	June 12, 2006	1,505,250	ordinary shares	1.5% equity interest in Linyang BVI

Yongqiang Solar Power Investment Holding Ltd.	June 12, 2006	1,505,250	ordinary shares	1.5% equity interest in Linyang BVI

WHF Investment Co., Ltd.	June 12, 2006	12,543,750	ordinary shares	12.5% equity interest in Linyang BVI

Yongfa Solar Power Investment Holding Ltd.	June 12, 2006	501,750	ordinary shares	0.5% equity interest in Linyang BVI

YongGuan Solar Power Investment Holding Ltd.	June 12, 2006	1,003,500	ordinary shares	1% equity interest in Linyang BVI

	Date of Sale or	Number of
Purchaser	Issuance	Securities	Title of Securities	Consideration

				1% equity
Forever-brightness Investments Limited	June 12, 2006	1,003,500	ordinary shares	interest in Linyang BVI

Citigroup Venture Capital International Growth Partnership, L.P.	June 27, 2006 and August 2, 2006	37,761,742	series A convertible preference shares series A	US$25,128,740
Citigroup Venture Capital International Co-investment, L.P.	June 27, 2006 and August 2, 2006 June 27, 2006 and August 2,	2,060,635	convertible preference shares series A convertible	US$1,371,260
Hony Capital II L.P.	2006 June 27, 2006 and August 2,	14,050,537	preference shares series A convertible	US$9,350,000
LC Fund III, L.P.	2006 June 27, 2006 and August 2,	10,519,118	preference shares series A convertible	US$7,000,000
Mohamed Nasser Haram	2006 June 27, 2006 and	112,705	preference shares series A convertible	US$75,000
Rasheed Yar Khan	August 2, 2006 June 27, 2006 and August 2,	112,705	preference shares series A convertible	US$75,000
Good Energies Investments Limited	2006	15,027,312	preference shares	US$10,000,000
ITEM 8.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
       (a) Exhibits

Exhibit
Number	Description of Document

1.1	Form of Underwriting Agreement
3.1	Memorandum and Articles of Association of the Registrant, as currently in effect.
3.2	Form of Amended and Restated Memorandum and Articles of Association of the Registrant.
4.1	Form of American Depositary Receipt (included in Exhibit 4.3).
4.2	Registrant’s Specimen Certificate for ordinary shares.
4.3	Form of Deposit Agreement, dated as of , among the Registrant, the depositary and owners and holders of the American Depositary Shares.(1)
4.4	Share Purchase Agreement, dated as of June 6, 2006, in respect of the issue of series A convertible preference shares of the Registrant.
4.5	Shareholders Agreement, dated as of June 27, 2006, among the Registrant and other parties therein.
4.6	Registration Rights Agreement, dated as of June 27, 2006, among the Registrant and other parties therein.
4.7	Agreement Concerning the Limitations on Post-IPO Sale of Shares, dated June 20, 2006, among certain holders of ordinary shares.
5.1	Opinion of Maples and Calder, Cayman Islands counsel to the Registrant, regarding the validity of the ordinary shares being registered.
8.1	Opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

Exhibit
Number	Description of Document

8.2	Opinion of Shearman & Sterling LLP, United States counsel to the Registrant, regarding certain U.S. tax matters.
10.1	2006 Share Incentive Plan.
10.2	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant.
10.3	Silicon Supply Agreement, dated as of November 11, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Jiangxi LDK Solar Hi-Tech Co., Ltd.
10.4	Silicon Supply Cooperation Agreement, dated as of November 14, 2006, between Jiangsu Linyang Solarfun Co., Ltd and Jiangxi LDK Solar Hi-Tech Co., Ltd.
10.5	Silicon Supply Agreement, dated as of July 6, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and ReneSola Co., Ltd.
10.6	Silicon Supply Agreement, dated as of March 26, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and ReneSola Co., Ltd.
10.7	Silicon Supply Agreement, dated as of October 8, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and E-mei Semiconductor Material Factory.
10.8	Silicon Supply Agreement, dated as of June 2, 2006, and Amendments No. 1, No. 2 and No. 3 thereto, dated as of June 9, 2006, October 8, 2006 and November 17, 2006, respectively, between Jiangsu Linyang Solarfun Co., Ltd. and E-mei Semiconductor Material Factory.
10.9	Sales Agreement, dated as of June 10, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Social Capital, S.L.
10.10	Sales Contract, dated as of November 19, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Scatec AS
10.11	Sales Contract, dated as of November 19, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Scatec AS
10.12	Agreement of Transfer of Land Use Rights, dated as of April 8, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Qidong Huahong Electronics Co., Ltd.
10.13	Summary of Share Transfer Agreements, dated May 27, 2006 and effective as of June 2, 2006, between Linyang Solar Power Investment Holding Ltd. and the shareholders of Jiangsu Linyang Solarfun Co., Ltd.
10.14	Share Transfer Agreement, dated June 9, 2006, among Linyang Solar Power Investment Holding Ltd. and various other parties.
10.15	Share Issue and Transfer Agreement, dated June 12, 2006, among Solarfun Power Holdings Co., Ltd., Linyang Solar Power Investment Holding Ltd. and various other parties.
10.16	Deed of Share Transfer, effective as of July 15, 2006, among Linyang Solar Power Investment Holding Ltd. and various other parties.
10.17	Management Consulting Service Agreement, dated as of November 18, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Hony Capital II, L.P.
10.18	Bid Invitation and Letter of Acceptance for Shanghai Chongming Qianwei Village 960kW Solar PV Power Generation Model Project, dated September 28, 2006 and November 9, 2006, respectively.
10.19	Letter of Acceptance for Suyuan Group 74kW On-Grid Application System Project, dated September 12, 2006.

Exhibit
Number	Description of Document

10.20	Contract between Jiangsu Linyang Solarfun Co., Ltd. and ISC Konstanz, dated September 5, 2006.
10.21	Entrusted Loan Contract, dated as of October 13, 2006, among Jiangsu Linyang Electronics Co., Ltd., Bank of China Co., Ltd., Qidong Subbranch and Jiangsu Linyang Solarfun Co., Ltd.
10.22	Entrusted Loan Contract, dated as of October 18, 2006, among Jiangsu Linyang Electronics Co., Ltd., Bank of China Co., Ltd., Qidong Subbranch and Jiangsu Linyang Solarfun Co., Ltd.
10.23	Entrusted Loan Contract, dated as of October 25, 2006, among Jiangsu Linyang Electronics Co., Ltd., Bank of China Co., Ltd., Qidong Subbranch and Jiangsu Linyang Solarfun Co., Ltd.
10.24	Entrusted Loan Contract, dated as of November 20, 2006, among Jiangsu Linyang Electronics Co., Ltd., Bank of China Co., Ltd., Qidong Subbranch and Jiangsu Linyang Solarfun Co., Ltd.
10.25	Silicon Purchase Agreement, dated as of May 15, 2005, between Jiangsu Linyang Solarfun Co., Ltd. and Huaerli (Nantong) Electronics Co., Ltd.
10.26	Silicon Purchase Agreement, dated as of January 12, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Huaerli (Nantong) Electronics Co., Ltd.
10.27	Silicon Purchase Agreement, dated as of July 2, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Huaerli (Nantong) Electronics Co., Ltd.
21.1	Subsidiaries of the Registrant.
23.1	Consent of Ernst & Young Hua Ming, Independent Registered Public Accounting Firm.
23.2	Consent of Maples and Calder (included in Exhibit 5.1).
23.3	Consent of Shearman & Sterling LLP (included in Exhibit 8.2).
23.4	Consent of Censere Holdings Limited, Independent Appraiser to the Registrant.
23.5	Consent of Grandall Legal Group, PRC counsel to the Registrant.
24.1	Powers of Attorney (included on signature page).
99.1	Code of Business Conduct and Ethics of the Registrant.

(1)	Incorporated by reference to the Registration Statement on Form F-6 (file No. 333- ) filed with the SEC with respect to American depositary shares representing ordinary shares.
       (b) Financial Statement Schedules
       Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.
ITEM 9.  UNDERTAKINGS.
       The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

       Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
       The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining any liability under the Securities Act of 1993 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i. Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii. Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv. Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES
       Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, People’s Republic of China, on December 11, 2006.

SOLARFUN POWER HOLDINGS CO., LTD.

By:	/s/ Yonghua Lu

Name: Yonghua Lu
Title: Chairman and Chief Executive Officer
POWER OF ATTORNEY
       Each person whose signature appears below constitutes and appoints Yonghua Lu and Hanfei Wang as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.
       Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Yonghua Lu Name: Yonghua Lu	Chairman and Chief Executive Officer	December 11, 2006

/s/ Hanfei Wang Name: Hanfei Wang	Director and Chief Operating Officer	December 11, 2006

/s/ Timothy Chang Name: Timothy Chang	Director	December 11, 2006

Signature	Title	Date

/s/ Xihong Deng Name: Xihong Deng	Director	December 11, 2006

/s/ Sven Michael Hansen Name: Sven Michael Hansen	Director	December 11, 2006

/s/ Terry McCarthy Name: Terry McCarthy	Independent Director	December 11, 2006

/s/ Ernst A. Bütler Name: Ernst A. Bütler	Independent Director	December 11, 2006

/s/ Thomas J. Toy Name: Thomas J. Toy	Independent Director	December 11, 2006

/s/ Kevin C. Wei Name: Kevin C. Wei	Chief Financial Officer	December 11, 2006

/s/ Ru Cai Name: Ru Cai	Principal Accounting Officer	December 11, 2006

Signature of Authorized Representative in the United States
      Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Solarfun Power Holdings Co., Ltd., has signed this registration statement or amendment thereto in Newark, Delaware, on December 11, 2006.

Puglisi & Associates

By:	/s/ Donald J. Puglisi

Name: Donald J. Puglisi
Title: Managing Director

SOLARFUN POWER HOLDINGS CO., LTD.

EXHIBIT INDEX

Exhibit
Number	Description of Document

1.1	Form of Underwriting Agreement
3.1	Memorandum and Articles of Association of the Registrant, as currently in effect.
3.2	Form of Amended and Restated Memorandum and Articles of Association of the Registrant.
4.1	Form of American Depositary Receipt (included in Exhibit 4.3).
4.2	Registrant’s Specimen Certificate for ordinary shares.
4.3	Form of Deposit Agreement, dated as of , among the Registrant, the depositary and owners and holders of the American Depositary Shares.(1)
4.4	Share Purchase Agreement, dated as of June 6, 2006, in respect of the issue of series A convertible preference shares of the Registrant.
4.5	Shareholders Agreement, dated as of June 27, 2006, among the Registrant and other parties therein.
4.6	Registration Rights Agreement, dated as of June 27, 2006, among the Registrant and other parties therein.
4.7	Agreement Concerning the Limitations on Post-IPO Sale of Shares, dated June 20, 2006, among certain holders of ordinary shares.
5.1	Opinion of Maples and Calder, Cayman Islands counsel to the Registrant, regarding the validity of the ordinary shares being registered.
8.1	Opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2	Opinion of Shearman & Sterling LLP, United States counsel to the Registrant, regarding certain U.S. tax matters.
10.1	2006 Share Incentive Plan.
10.2	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant.
10.3	Silicon Supply Agreement, dated as of November 11, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Jiangxi LDK Solar Hi-Tech Co., Ltd.
10.4	Silicon Supply Cooperation Agreement, dated as of November 14, 2006, between Jiangsu Linyang Solarfun Co., Ltd and Jiangxi LDK Solar Hi-Tech Co., Ltd.
10.5	Silicon Supply Agreement, dated as of July 6, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and ReneSola Co., Ltd.
10.6	Silicon Supply Agreement, dated as of March 26, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and ReneSola Co., Ltd.
10.7	Silicon Supply Agreement, dated as of October 8, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and E-mei Semiconductor Material Factory.
10.8	Silicon Supply Agreement, dated as of June 2, 2006, and Amendments No. 1, No. 2 and No. 3 thereto, dated as of June 9, 2006, October 8, 2006 and November 17, 2006, respectively, between Jiangsu Linyang Solarfun Co., Ltd. and E-mei Semiconductor Material Factory.
10.9	Sales Agreement, dated as of June 10, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Social Capital, S.L.
10.10	Sales Contract, dated as of November 19, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Scatec AS

Exhibit
Number	Description of Document

10.11	Sales Contract, dated as of November 19, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Scatec AS
10.12	Agreement of Transfer of Land Use Rights, dated as of April 8, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Qidong Huahong Electronics Co., Ltd.
10.13	Summary of Share Transfer Agreements, dated May 27, 2006 and effective as of June 2, 2006, between Linyang Solar Power Investment Holding Ltd. and the shareholders of Jiangsu Linyang Solarfun Co., Ltd.
10.14	Share Transfer Agreement, dated June 9, 2006, among Linyang Solar Power Investment Holding Ltd. and various other parties.
10.15	Share Issue and Transfer Agreement, dated June 12, 2006, among Solarfun Power Holdings Co., Ltd., Linyang Solar Power Investment Holding Ltd. and various other parties.
10.16	Deed of Share Transfer, effective as of July 15, 2006, among Linyang Solar Power Investment Holding Ltd. and various other parties.
10.17	Management Consulting Service Agreement, dated as of November 18, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Hony Capital II, L.P.
10.18	Bid Invitation and Letter of Acceptance for Shanghai Chongming Qianwei Village 960kW Solar PV Power Generation Model Project, dated September 28, 2006 and November 9, 2006, respectively.
10.19	Letter of Acceptance for Suyuan Group 74kW On-Grid Application System Project, dated September 12, 2006.
10.20	Contract between Jiangsu Linyang Solarfun Co., Ltd. and ISC Konstanz, dated September 5, 2006.
10.21	Entrusted Loan Contract, dated as of October 13, 2006, among Jiangsu Linyang Electronics Co., Ltd., Bank of China Co., Ltd., Qidong Subbranch and Jiangsu Linyang Solarfun Co., Ltd.
10.22	Entrusted Loan Contract, dated as of October 18, 2006, among Jiangsu Linyang Electronics Co., Ltd., Bank of China Co., Ltd., Qidong Subbranch and Jiangsu Linyang Solarfun Co., Ltd.
10.23	Entrusted Loan Contract, dated as of October 25, 2006, among Jiangsu Linyang Electronics Co., Ltd., Bank of China Co., Ltd., Qidong Subbranch and Jiangsu Linyang Solarfun Co., Ltd.
10.24	Entrusted Loan Contract, dated as of November 20, 2006, among Jiangsu Linyang Electronics Co., Ltd., Bank of China Co., Ltd., Qidong Subbranch and Jiangsu Linyang Solarfun Co., Ltd.
10.25	Silicon Purchase Agreement, dated as of May 15, 2005, between Jiangsu Linyang Solarfun Co., Ltd. and Huaerli (Nantong) Electronics Co., Ltd.
10.26	Silicon Purchase Agreement, dated as of January 12, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Huaerli (Nantong) Electronics Co., Ltd.
10.27	Silicon Purchase Agreement, dated as of July 2, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Huaerli (Nantong) Electronics Co., Ltd.
21.1	Subsidiaries of the Registrant.
23.1	Consent of Ernst & Young Hua Ming, Independent Registered Public Accounting Firm.
23.2	Consent of Maples and Calder (included in Exhibit 5.1).
23.3	Consent of Shearman & Sterling LLP (included in Exhibit 8.2).
23.4	Consent of Censere Holdings Limited, Independent Appraiser to the Registrant.
23.5	Consent of Grandall Legal Group, PRC counsel to the Registrant.

Exhibit
Number	Description of Document

24.1	Powers of Attorney (included on signature page).
99.1	Code of Business Conduct and Ethics of the Registrant.

(1)	Incorporated by reference to the Registration Statement on Form F-6 (file No. 333- ) filed with the SEC with respect to American depositary shares representing ordinary shares.